

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7576


05011920

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
by its administrator, AltaGas Ltd.

Deborah Stein
Vice President Controller

10/20

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN

Civil Title:	Ms.	
First Name:	Deborah	
Middle Name:	Susan	
Surname:	Stein	
Date of Birth (MM/DD/YYYY):	07/20/1960	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Change in Position	Vice President Controller	10/01/2005

Filed on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	403-691-7517
Email:	pamela.deveau@altagas.ca
Submission Date:	10/03/2005 11:00:48
Last Updated:	10/03/2005 11:00:48

82-34911

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN

Civil Title:	Mr.	
First Name:	Kim	
Middle Name:	Russell	
Surname:	Hubick	
Date of Birth (MM/DD/YYYY):	03/03/1953	
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Vice President Controller	09/30/2005

Filed on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	403-691-7517
Email:	pamela.deveau@altagas.ca
Submission Date:	10/03/2005 10:59:39
Last Updated:	10/03/2005 10:59:39

Form 5 Submission - Dividend/Distribution Declaration

Issuer : AltaGas Income Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ALA.UN	0.16	canadian	09/14/2005	09/26/2005	10/17/2005

Filed on behalf of the Issuer by:

Name: Mark Lagasse
Phone: 403-691-9870
Email: mark.lagasse@altagas.ca

Submission Date: 09/19/2005 11:47:12
Last Updated: 09/19/2005 11:47:12

82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	09/01/2005 - 09/30/2005

Summary

Issued & Outstanding Opening Balance :	52,095,769	As at :	09/01/2005
	Effect on Issued & Outstanding Securities		
Employee Trust Unit Option Plan #1	100		
DRIP Plan #1 - Trust Units	84,877		
DRIP Plan #2 - Exchangeable LP Units	7,943		
Other Issuances and Cancellations	1,511		
Issued & Outstanding Closing Balance :	52,190,200		

Employee Trust Unit Option Plan #1

Stock Options Outstanding Opening Balance: **200,800** As at : 09/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/27/2005	N		100		
Totals		0	100	0	0

Stock Options Outstanding Closing Balance: **200,700** As at : 09/30/2005

DRIP Plan #1 - *Trust Units*

Opening Reserve **1,853,482** As at : 09/01/2005

Effective Date	Securities Listed	Securities Issued
09/15/2005		84,877
Totals	0	84,877

Closing Reserve: **1,768,605** As at : 09/30/2005

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **874,833** As at : 09/01/2005

Effective Date	Securities Listed	Securities Issued
09/15/2005		7,943
Totals	0	7,943

Closing Reserve: **866,890** As at : 09/30/2005

Other Issuances and Cancellations

82-34911

Effective Date	Transaction Type	Number of Securities
09/01/2005	Conversion (General)	1,000
Filer's comment		
Exchangeable AHLP No. 1 units to Trust Units		
09/09/2005	Conversion (General)	479
Filer's comment		
Exchangeable AHLP No. 1 units to Trust Units		
09/23/2005	Conversion (General)	32
Filer's comment		
Exchangeable AHLP No. 1 units to Trust Units		
Totals		1,511

Filed on behalf of the Issuer by:

Name: Pamela Deveau
Phone: 403-691-7517
Email: pamela.deveau@altagas.ca
Submission Date:
Last Updated: 10/03/2005 11:02:25

82-34911

Form 8 Submission - Change in Investor Relations Contact

Issuer :	AltaGas Income Trust
Symbol:	ALA.UN
Effective Date of Change:	08/29/2005

Civil Title:	Ms.
First Name:	Stephanie
Middle Name:	Iris
Surname:	Labowka-Poulin
Professional Designations:	CFA
Title:	Manager Investor Relations
Address:	Suite 1700 - 355, 4th Avenue SW
City:	Calgary
Province/State:	Alberta
Postal/Zip Code:	T2P 0J1
Country:	Canada
Email:	stephanie.labowka-poulin@altagas.ca

	Country Code	Area Code	Local Number	Extension
Phone:	1	403	691-7136	
Fax:				

Filed on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	403-691-7517
Email:	pamela.deveau@altagas.ca
Submission Date:	08/29/2005 16:56:51
Last Updated:	08/29/2005 16:56:51

82-34911

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN

Civil Title:	Mr.		
First Name:	Gerald		
Middle Name:	Merle		
Surname:	Malin		
Date of Birth (MM/DD/YYYY):	06/04/1948		
Has a PIF been submitted:	Yes	When:	05/01/2004

Type of Change	Position Title	Effective Date
Terminated/Resigned	Vice President Regulatory and Northern Development	08/16/2005

Mr. Malin retired from AltaGas effective August 16, 2005

Filed on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	403-691-7517
Email:	pamela.deveau@altagas.ca
Submission Date:	08/29/2005 16:44:43
Last Updated:	08/29/2005 16:44:43

82-34911

Form 5 Submission - Dividend/Distribution Declaration

Issuer : AltaGas Income Trust

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ALA.UN	0.16	canadian	08/10/2005	08/25/2005	09/15/2005

Filed on behalf of the Issuer by:

Name: Mark Lagasse
Phone: 403-691-9870
Email: mark.lagasse@altagas.ca
Submission Date: 08/11/2005 15:13:36
Last Updated: 08/11/2005 15:13:36

82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	08/01/2005 - 08/31/2005

Summary

Issued & Outstanding Opening Balance :	52,003,761	As at :	08/01/2005

	Effect on Issued & Outstanding Securities
DRIP Plan #1 - Trust Units	81,625
Employee Trust Unit Option Plan #1	875
DRIP Plan #2 - Exchangeable LP Units	8,008
Other Issuances and Cancellations	1,500
Issued & Outstanding Closing Balance :	52,095,769

DRIP Plan #1 - Trust Units

Opening Reserve	**1,935,107**	As at :	08/01/2005

Effective Date	Securities Listed	Securities Issued
08/15/2005		81,625
Totals	0	81,625

Closing Reserve:	**1,853,482**	As at :	08/31/2005

Employee Trust Unit Option Plan #1

Stock Options Outstanding Opening Balance:	**201,675**	As at :	08/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/02/2005	N		875		
Totals		0	875	0	0

Stock Options Outstanding Closing Balance:	**200,800**	As at :	08/31/2005

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve	**882,841**	As at :	08/01/2005

Effective Date	Securities Listed	Securities Issued
08/15/2005		8,008
Totals	0	8,008

Closing Reserve:	**874,833**	As at :	08/31/2005

Other Issuances and Cancellations

82-34911

Effective Date	Transaction Type	Number of Securities
08/22/2005	Conversion (General)	1,500

Filer's comment

Exchangeable AHLP No. 1 units to Trust Units

Totals		1,500

Filed on behalf of the Issuer by:

Name: Pamela Deveau
Phone: 403-691-7517
Email: pamela.deveau@altagas.ca

Submission Date:
Last Updated: 09/01/2005 12:15:10

AltaGas

ALTAGAS ANNOUNCES 7 PERCENT INCREASE IN MONTHLY DISTRIBUTION TO $0.16 PER UNIT AND REPORTS ANOTHER STRONG QUARTER

CALGARY, August 10, 2005 (TSX: ALA.UN) AltaGas Income Trust ("AltaGas" or "the Trust") today announced that the Board of Directors of AltaGas General Partner Inc., delegate of the Trustee, increased the Trust's monthly cash distribution to $0.16 per Trust unit and limited partnership unit (collectively Units) ($1.92 per Unit annualized) from $0.15 per Unit ($1.80 per Unit annualized). Payable on September 15, 2005 to unitholders of record as of August 25, 2005, the distribution represents a 7 percent increase over the previous monthly distribution.

David Cornhill, Chairman and CEO of AltaGas, commented, "Our first year as an income trust was an outstanding success for AltaGas. Our quality assets and strong financial performance provide a solid foundation for predictable and sustainable cash flow. We are delighted to announce the increase in our distribution to unitholders."

AltaGas reported strong second quarter earnings with a 35 percent increase in net income to $19.1 million ($0.35 per unit), compared to the second quarter of 2004 normalized for one-time costs related to the income trust conversion. For the first six months of the year, AltaGas had net income of $46.7 million ($0.87 per unit) compared to $22.9 million ($0.49 per unit) during the same period last year. AltaGas' success in the second quarter was attributable to strong operating performance and contributions from acquisitions made in the latter half of 2004, as well as lower income taxes in the Trust structure, partially offset by a one-time after-tax charge of $0.5 million related to its equity interest in Taylor NGL Limited Partnership (Taylor). The key drivers of the positive results in the first half of the year were the same as those for the quarter, in addition to the one-time, after-tax gain of $7.9 million from AltaGas' percentage ownership reduction in Taylor recorded in the first quarter.

HIGHLIGHTS

- Net income for the three months ended June 30, 2005 was $19.1 million, up from $11.9 million for the three months ended June 30, 2004
- For the first six months of 2005 net income was $46.7 million, up from $22.9 million for the same period in 2004
- Funds generated from operations were $30.4 million for second quarter 2005, compared to $24.0 million in the same period last year
- Funds generated from operations for the six months ended June 30, 2005 were $61.5 million, up from $46.1 million for the same period last year
- Distributable cash increased to $27.9 million ($0.52 per unit) in second quarter 2005, from $23.0 million ($0.49 per unit) in second quarter 2004
- Year-to-date distributable cash increased to $57.6 million ($1.07 per unit) from $43.8 million ($0.94 per unit) in the first six months of 2004
- On May 25, 2005, AltaGas announced that its Board of Directors had approved in principle the spin out of the natural gas distribution business of AltaGas as a public corporation separate from the Trust

and its subsidiaries. The spin out is expected to be completed by late third quarter or early fourth quarter 2005.

AltaGas will hold a teleconference today at 2:00 p.m. (Mountain)/ 4:00 p.m. (Eastern) to discuss the second quarter 2005 financial and operational results and other general issues and developments concerning the Trust. Members of the media, investment community and other interested parties may dial 416-640-4127 or toll free at 800-814-4861. No passcode is required.

Please note that the conference call will also be webcast. To listen, please connect here:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1174360

Shortly after the conclusion of the call, a replay will be available by dialing 416-640-1917 or 877-289-8525. The pass code is 21130923 followed by the pound key. The replay will expire at midnight (Eastern) on August 17, 2005. The webcast will be archived for approximately one month.

ABOUT ALTAGAS

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.4 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase arrangements and as a leading energy agency business, specializes in the procurement and supply of energy to end users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

Media	Investment Community	www.altagas.ca
Dennis Dawson (403) 691-7534	Debbie Stein (403) 269-5683	Investor Relations: 1-877-691-7199
dennis.dawson@altagas.ca	debbie.stein@altagas.ca	investor.relations@altagas.ca

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim consolidated financial statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc. (ASI). This MD&A dated August 10, 2005 is a review of the results of operations and the liquidity and capital resources of the Trust. It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Trust for the three and six month periods ended June 30, 2005 and the notes thereto and with the audited consolidated financial statements and MD&A contained in the Trust's annual report for the year ended December 31, 2004.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

Additional information relating to AltaGas Income Trust can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004 the securityholders of AltaGas Services Inc. (ASI) voted in favour of a plan of arrangement to reorganize the business into an open-ended investment trust effective May 1, 2004. For each common share of ASI, shareholders received either one unit of the Trust (trust unit) or one exchangeable unit of AltaGas Holding Limited Partnership No. 1 or AltaGas Holding Limited Partnership No. 2 (trust units and exchangeable units being collectively units). As a result of implementing the reorganization, the Trust now indirectly holds through its subsidiaries and partnerships all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. The material businesses are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Power Holdings Partnership, AltaGas Pipelines Partnership and AltaGas Utilities Inc. (collectively the operating subsidiaries). The cash flows of the Trust are solely dependent on the results of the operating subsidiaries and are derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the trust structure.

AltaGas General Partner Inc., through its Board of Directors who are elected by the Trust at the direction of the holders of the units, manages or supervises the management of the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust.

The Trust pays cash distributions on the 15th day of each month, to unitholders of record on the 25th day of the previous month or in each case the following business day if the payment date or record date falls on a weekend or holiday.

Second quarter 2005 distributions declared were $0.15 monthly, or $0.45 per unit, amounting to $24.3 million. During the second quarter of 2004 the Trust paid distributions of $0.30 per unit, totaling $6.9 million. On August 10, 2005 the Trust announced an increase in the monthly distribution per unit of $0.01 to $0.16 per unit. The following table summarizes AltaGas' dividend and distribution declaration history[1].

(dollars per unit)	**2005**	2004	2003	2002	2001
First quarter	**$ 0.45**	$ 0.11	$ 0.08	$ 0.06	$ 0.03
Second quarter	**0.45**	0.30	0.08	0.06	0.03
Third quarter		0.45	0.11	0.08	0.06
Fourth quarter		0.45	0.11	0.08	0.06
	$ 0.90	$ 1.31	$ 0.38	$ 0.28	$ 0.18

(1) Dividends were paid to shareholders from first quarter 2001 through first quarter 2004. The Trust conversion occurred in May 2004 and monthly distributions to unitholders began in May 2004.

AltaGas has Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase plans (DRIP) for eligible holders of trust units and exchangeable units of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. DRIP participation generated $6.8 million in new equity through the issuance of 291,214 trust units in the second quarter of 2005. Since the DRIP was introduced in May 2004 it has contributed a total of $23.2 million of new equity as of June 30, 2005. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

CONSOLIDATED RESULTS

Consolidated Financial Results ($ millions)	**Three months ended June 30** **2005**	2004	**Six months ended June 30** **2005**	2004
Revenue	**321.1**	175.4	**670.1**	368.9
Net revenue[1]	**65.4**	59.5	**143.4**	116.7
EBITDA[1]	**34.1**	27.8	**80.4**	59.0
Net income	**19.1**	11.9	**46.7**	22.9
Net additions to capital assets	**9.7**	6.2	**8.6**	20.5
Total assets	**1,069.8**	952.6	**1,069.8**	952.6
Long-term liabilities	**303.6**	418.1	**303.6**	418.1
Cash flows				
Funds generated from operations[1]	**30.4**	24.0	**61.5**	46.1
Distributable cash[1][2]	**27.9**	23.0	**57.6**	43.8
Distributions[3]	**24.2**	6.9	**48.2**	12.0
($ per unit)				
EBITDA	**0.63**	0.59	**1.50**	1.27
Net income	**0.35**	0.25	**0.87**	0.49
Cash flows				
Funds generated from operations [1]	**0.56**	0.51	**1.15**	0.98
Distributable cash[1][2]	**0.52**	0.49	**1.07**	0.94
Distributions[3]	**0.45**	0.30	**0.90**	0.41
Units outstanding (millions)				
Basic	**53.8**	47.2	**53.6**	46.6
End of period	**54.0**	51.2	**54.0**	51.2

(1) Non-GAAP financial measure. See discussion in the following section of this MD&A .
(2) Based on cash from operations and is not impacted by investing and financing activities, consequently the first quarter of 2005 does not include proceeds of $12.8 million from sale of units in Taylor NGL Limited Partnership
(3) Distributions of $0.15 per unit per month paid commencing June 2004 (declared in May) and dividends of $0.11 per share paid in the first quarter of 2004.

Net income for the three and six month periods ended June 30, 2005 was $19.1 million and $46.7 million, respectively, compared to $11.9 million and $22.9 million for the same periods in 2004. The increases are mainly due to strong operating performance of acquisitions in the Gathering and Processing and Energy Services segments, as well as lower income taxes in the Trust structure, partially offset by a one-time loss of $0.5 million resulting from its ownership interest in Taylor NGL Limited Partnership (Taylor). This one-time charge resulted from Taylor's June 29, 2005 management reorganization transaction, partially offset by a dilution gain recorded as a result of an equity issuance. Net income reported for second quarter 2004 included $3.5 million before tax in costs related to the conversion to an income trust.

On a year-to-date basis, AltaGas' net income includes $7.4 million of non-recurring items related to its investment in Taylor including gains of $7.9 million reported in the first quarter of 2005 and losses reported in the second quarter described in the previous paragraph.

Funds generated from operations for the second quarter and first half of 2005 were $30.4 million and $61.5 million, respectively, compared to $24.0 million and $46.1 million for the same periods in 2004. The increases were mainly driven by higher net income for the periods.

Revenue for the three and six months ended June 30, 2005 increased 83 percent to $321.1 million and 82 percent to $670.1 million, respectively, from the same periods in 2004. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue as changes in the market prices of natural gas and power affect both revenue and cost of sales. Net revenue in the second quarter of 2005 was $65.4 million, or $5.9 million higher than the second quarter of 2004. For the first half of 2005 net revenue was $143.4 million or $26.7 million higher than the same period in 2004. The increase was primarily due to the acquisition of the Edmonton Ethane Extraction Plant (EEEP) and the PremStar businesses in the latter half of 2004.

Operating and administrative expenses for the second quarter and first half of 2005 were $31.3 million and $63.0 million, respectively, compared to $31.7 million and $57.7 million for the same periods in 2004. The increase in year-to-date operating and administrative expenses related primarily to increased costs from acquisitions completed in 2004.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the three months and six months ended June 30, 2005 increased 23 percent to $34.1 million and 36 percent to $80.4 million, respectively compared to the same periods in 2004.

Amortization expense for the second quarter and first half of 2005 increased 19 percent to $12.1 million and 20 percent to $24.2 million, respectively, compared to the same periods in 2004. The higher expense was due mainly to increases in the Trust's capital asset base from acquisitions and internal expansion projects.

Interest expense for the three and six months ended June 30, 2005 decreased to $5.0 million and $10.1 million, respectively, compared to $5.3 million and $10.9 million for the same periods in 2004. The decrease was primarily due to lower 2005 average debt balances resulting from the Trust's equity issue in June 2004 and higher funds generated from operations, partially offset by interest on a capital lease entered into in the third quarter of 2004 and higher average interest rates in 2005 when compared to 2004.

Income taxes for the second quarter of 2005 were $2.5 million less than reported for the same period in the prior year as a result of AltaGas operating as a trust for the full three months in the second quarter in 2005, but only two months for the same period in 2004. For the first half of 2005 income taxes were $5.6 million less than in the same period in 2004 also related to operating as a trust for the full six months ended June 30, 2005 and for only two months in the same period of 2004. AltaGas' consolidated income from corporations was taxable for the period January 1 through April 30, 2004. Once restructured as an income trust, corporate subsidiaries' taxable income is generally reduced to zero by interest payments to the Trust. Payments received by the Trust in the form of interest distributions or other income from its subsidiaries are taxable income to the Trust. As the Trust is entitled to deduct its administrative costs and distributions to unitholders and since in accordance with its Trust indenture it distributes all of its income to unitholders, the Trust is not expected to be liable for income taxes either currently or in the foreseeable future. Incorporated subsidiaries in AltaGas' Natural Gas Distribution segment, which operate as regulated businesses under Utility Board regulation, will continue to pay income tax.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this MD&A that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other issuers.

The purpose of these financial measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas.

Net Revenue	**Three months ended June 30**		**Six months ended June 30**	
($ millions)	**2005**	2004	**2005**	2004
Net revenue	**65.4**	59.5	**143.4**	116.7
Add: Cost of sales	**255.7**	115.9	**526.7**	252.2
Revenue (GAAP financial measure)	**321.1**	175.4	**670.1**	368.9

In the Energy Services and Natural Gas Distribution segments and the extraction component, net revenue is a better measure of business performance than revenue as changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales.

Operating Income	**Three months ended June 30**		**Six months ended June 30**	
($ millions)	**2005**	2004	**2005**	2004
Operating income	**22.0**	17.6	**56.2**	38.8
Add (deduct): Interest	**(5.0)**	(5.3)	**(10.1)**	(10.9)
Income taxes	**2.1**	(0.4)	**0.6**	(5.0)
Net income (GAAP financial measure)	**19.1**	11.9	**46.7**	22.9

AltaGas reports segmented operating income in the Notes to the Consolidated Financial Statements, since interest and income taxes are not allocated to business segments. Operating income is used to measure operating performance without reference to financing decisions and income tax impacts, which are not controlled at the operating management level.

EBITDA	**Three months ended June 30**		**Six months ended June 30**	
($ millions)	**2005**	2004	**2005**	2004
EBITDA	**34.1**	27.8	**80.4**	59.0
Add (deduct): Amortization	**(12.1)**	(10.2)	**(24.2)**	(20.2)
Interest	**(5.0)**	(5.3)	**(10.1)**	(10.9)
Income taxes	**2.1**	(0.4)	**0.6**	(5.0)
Net income (GAAP financial measure)	**19.1**	11.9	**46.7**	22.9

EBITDA is provided to assist in evaluating AltaGas' ability to generate cash and to cover interest payments.

Net Income Before Gains on Reduction in Ownership Interest in Long-term Investments	**Three months ended June 30**		**Six months ended June 30**	
($ millions)	**2005**	2004	**2005**	2004
Net income before gains on reduction in ownership interest in long-term investments	**18.9**	12.0	**38.6**	22.9
Add (deduct): Gains (losses) on investment transactions	**0.2** (1)	(0.1)	**8.1** (2)	-
Net income (GAAP financial measure)	**19.1**	11.9	**46.7**	22.9

(1) After-tax gain on equity investment.
(2) After-tax gain on Taylor transactions resulting from sale of Taylor units and dilution gain.

Net income before gains on reduction in ownership interest in long-term investments is provided to assist in evaluating AltaGas' net income without reference to the non-recurring gains from changes in ownership interests in long-term investments or as a result of investee capital issuances and dispositions.

Funds Generated from Operations	**Three months ended June 30**		**Six months ended June 30**	
($ millions)	**2005**	2004	**2005**	2004
Funds generated from operations	**30.4**	24.0	**61.5**	46.1
Add (deduct): Net change in non-cash working capital and other	**1.5**	0.9	**(13.4)**	3.0
Cash from operations (GAAP financial measure)	**31.9**	24.9	**48.1**	49.1

Funds generated from operations is provided to assist in determining AltaGas' ability to generate cash from operations after interest and taxes, without regard to changes in the Trust's non-cash working capital in the period.

Distributable Cash	**Three months ended June 30**		**Six months ended June 30**	
($ millions)	**2005**	2004	**2005**	2004
Distributable cash flow	**27.9**	23.0	**57.6**	43.8
Add (deduct): Maintenance capital expenditures	**2.5**	1.0	**3.9**	2.3
Net change in non-cash working capital and other	**1.5**	0.9	**(13.4)**	3.0
Cash from operations (GAAP financial measure)	**31.9**	24.9	**48.1**	49.1

The Trust's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Distributable cash is a main performance measure used by management and investors to evaluate the performance of the Trust and its operating subsidiaries.

In the first quarter of 2005, AltaGas sold 1.4 million units of Taylor for proceeds of $12.8 million. As the Trust's distributable cash is based on cash from operations net of the change in non-cash working capital and maintenance capital expenditures, it is not impacted by changes to cash resulting from investing or financing activities and hence does not include the proceeds from the sale of Taylor units.

RESULTS OF OPERATIONS BY SEGMENT

AltaGas reports consolidated financial and operating results to the operating income level on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution.

Operating Income	**Three months ended June 30**		**Six months ended June 30**	
($ millions)	**2005**	2004	**2005**	2004
Gathering and Processing	**9.7**	7.2	**29.7**	19.2
Energy Services	**12.0**	10.0	**21.0**	15.3
Natural Gas Distribution	**0.3**	0.4	**5.5**	4.3
	22.0	17.6	**56.2**	38.8

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

Financial Results	**Three months ended June 30**		**Six months ended June 30**	
($ millions)	**2005**	2004	**2005**	2004
Revenue	**73.5**	45.9	**156.4**	90.6
Net revenue	**43.5**	38.8	**97.3**	76.6
Operating and administrative expense	**26.5**	25.1	**53.0**	44.6
Amortization expense	**7.3**	6.5	**14.6**	12.8
Operating income	**9.7**	7.2	**29.7**	19.2

	Three months ended June 30		**Six months ended June 30**	
Operating Statistics	**2005**	2004	**2005**	2004
Field gathering and processing				
Capacity (Mmcf/d)[1]	**916**	906	**916**	906
Throughput (gross Mmcf/d)[2]	**561**	563	**560**	562
Capacity utilization (percent)[1]	**62**	62	**61**	62
Average working interest (percent)[1]	**89**	89	**89**	89
Extraction				
Inlet capacity (Mmcf/d)[1]	**539**	349	**539**	349
Production (Bbls/d)[2]	**18,883**	9,337	**19,987**	9,678
Transmission volumes (Mmcf/d)[2][3]	**434**	415	**432**	405

(1) As at June 30
(2) Average for the period
(3) Excludes condensate pipeline volumes

The Gathering and Processing segment generated revenue for the second quarter and first half of 2005 of $73.5 million and $156.4 million, respectively, representing increases of 60 percent and 73 percent when compared to the same periods in 2004.

In the Gathering and Processing segment, net revenue for the three and six month periods ended June 30, 2005 was $43.5 million and $97.3 million, respectively, compared to $38.8 million and $76.6 million for the same periods in 2004.

Heavy rains and severe weather conditions experienced in Alberta during the month of June had no material impact on the second quarter 2005 Gathering and Processing segment results.

Operating income in Gathering and Processing for the quarter and first half was $9.7 million and $29.7 million, respectively, compared to $7.2 million and $19.2 million for the same periods in 2004. The increases were driven by the acquisition in extraction and strong operational performance in field gathering and processing, partially offset by $0.6 million in pre-tax non-recurring losses resulting from AltaGas' ownership interest in Taylor. The increase in the first half of 2005 also included the impact of AltaGas' disposition of 1.4 million units of Taylor in the first quarter of the year, which resulted in a pre-tax gain of $4.8 million and reduced its ownership interest to 4.0 million units or 14 percent. AltaGas also recorded a dilution gain in the first quarter of 2005 when Taylor offered partnership units for sale in a public offering in which AltaGas did not participate, resulting in a reduction in AltaGas' ownership interest in Taylor to less than 10 percent and a pre-tax dilution gain of $4.4 million.

In the field gathering and processing component, net revenue for the three and six month periods ended June 30, 2005 was $30.6 million and $60.5 million, respectively, compared to $28.4 million and $55.0 million for the same periods in 2004. The non-recurring loss related to Taylor recorded in the second quarter 2005 is reported in this component. A combination of AltaGas' contracting practices, strong operational performance and flexibility offset the wet weather and normal second quarter declines from road bans and winter breakup resulting in volumes that were down only slightly from the second quarter of 2004.

During the second quarter, AltaGas continued its program of internal expansion in the field gathering and processing component, initiating projects in Marten Creek, Kirkpatrick Lake, Mundare and Prairie River. These development projects are supported by producer commitments designed to minimize AltaGas' financial exposure to potential throughput declines.

In the extraction component, higher volumes processed resulted in net revenue for the three and six month periods ended June 30, 2005 of $6.8 million and $13.9 million, respectively, compared to $3.6 million and $7.1 million for the same periods in 2004. Average ethane and NGL volumes extracted for the second quarter and first half of 2005 more than doubled, reaching 18,883 and 19,987 Bbls/d, respectively, compared to the same periods in 2004. Volume and net revenue increases in 2005 were mainly due to the acquisition of a 48 2/3 percent interest in EEEP in late August 2004.

Gross invested capital in the Gathering and Processing segment was $7.2 million for the second quarter and $10.8 million (before disposition of non-core assets and the Taylor units) for the six months ended June 30, 2005 compared to $1.1 million for the second quarter of 2004 and $15.3 million for the six months ended June 30, 2004.

Gathering and Processing Outlook

For the remainder of 2005 natural gas prices are expected to remain strong and continue to drive high levels of drilling activity in AltaGas' catchment areas.

The full-year impact of the EEEP acquisition combined with the realization of value chain synergies with other components of the Trust are expected to provide stronger financial results in the extraction component in 2005.

Capital expenditures in the Gathering and Processing segment for the remainder of the year are expected to be in excess of $20 million, with the majority of the spending to occur in the field gathering and processing component.

ENERGY SERVICES

The Energy Services segment includes the power services and gas services components. This segment also includes the results of the oil and gas production component. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

Financial Results	Three months ended June 30		Six months ended June 30	
($ millions)	**2005**	2004	**2005**	2004
Revenue	**270.3**	124.1	**553.9**	257.5
Net revenue	**19.6**	14.6	**36.1**	24.4
Operating and administrative expense	**4.8**	2.5	**9.5**	4.9
Amortization expense	**2.8**	2.1	**5.6**	4.2
Operating income	**12.0**	10.0	**21.0**	15.3

	Three months ended June 30		Six months ended June 30	
Operating Statistics	**2005**	2004	**2005**	2004
Power services				
Volume of power sold (thousands of MWh)	**860**	862	**1,711**	1,725
Average price received on the sale of power ($/MWh)	**50.37**	49.88	**48.81**	47.83
Alberta Power Pool average spot price ($/MWh)	**51.46**	60.07	**48.68**	54.43
Gas services				
Retail energy services contracts[1]	**446**	-	**446**	-
Average wholesale volumes marketed (GJ/d)	**301,416**	136,489	**321,732**	154,543

[1] Active retail energy service contacts at the end of the reporting period

Net revenue in the Energy Services segment for the three and six months ended June 30, 2005 was $19.6 million and $36.1 million, respectively, compared to $14.6 million and $24.4 million for the same periods in 2004. The increase was mainly due to an acquisition in the gas services component in October 2004, combined with increased margins in the power services component.

Net revenue from the power services component for the quarter and first half of the year ended June 30, 2005 was $14.3 million and $24.6 million, representing increases of 10 percent and 19 percent, respectively, compared to the same periods in 2004. The increases can largely be attributed to lower transmission costs resulting from lower rates, lower power pool prices and lower generation.

AltaGas reduces its exposure to power price volatility by locking in prices on a substantial portion of its power supply. This is done by entering into forward contracts with terms ranging from one month to three years. The average prices received for power sales and the average Alberta Power Pool spot prices for the three and six months ended June 30, 2005 are provided in the above table.

The gas services component's net revenue for the three and six months ended June 30, 2005 was $3.5 million and $7.6 million, compared to $nil and $0.3 million for the same periods in 2004. The increase was driven by service fees earned by the PremStar businesses.

Energy Services Outlook

The Energy Services segment outlook for 2005 remains positive. The power services component is expected to continue to benefit from disciplined price hedging, with a significant portion of its power supply sales for the remainder of the year locked in at higher average prices than in the prior year. In the gas services component, PremStar continues to generate cash flow and earnings in line with expectations and is achieving high rates of customer contract renewals in the ECNG retail services business.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc. (AUI), AltaGas' one-third interest in Inuvik Gas Ltd. and its 24.9 percent interest in Heritage Gas Limited (Heritage).

Financial Results	**Three months ended June 30**		**Six months ended June 30**	
($ millions)	**2005**	2004	**2005**	2004
Revenue	**22.0**	20.6	**68.4**	68.7
Net revenue	**6.9**	6.2	**18.7**	15.9
Operating income	**0.3**	0.4	**5.5**	4.3

	Three months ended June 30		**Six months ended June 30**	
Operating Statistics[1]	**2005**	2004	**2005**	2004
Volume of natural gas distributed				
Sales (Bcf)	**2.0**	2.2	**7.4**	7.8
Transportation (Bcf)	**2.4**	2.6	**4.9**	5.6
Degree day variance (percent)[2]	**(4.2)**	11.5	**(2.4)**	4.3
Number of customers[3]	**60,866**	59,266	**60,866**	59,266

(1) AUI only
(2) Variance from 20-year average. Positive variances are favourable.
(3) At June 30

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of segment annual net revenue, resulting in strong first and fourth quarter results and second and third quarter results that show either small profits or losses.

For the second quarter and first half of 2005, net revenue in AltaGas' Natural Gas Distribution segment was $6.9 million and $18.7 million, respectively, compared to $6.2 million and $15.9 million for the same periods in 2004. The Natural Gas Distribution segment's results are driven mostly by changes in AUI's business. In the first quarter of 2004, AUI recorded negative revenue deficiency adjustments related to 2003 and 2004 to correct rates to those allowed in GRA filings that were lower than anticipated. In the first quarter of 2005, AUI recorded favourable adjustments to net revenue to reflect higher anticipated GRA rates for the 2005 year. Without these adjustments, the quarter-over-quarter and year-over-year differences would relate solely to differences in weather.

In December 2004 AUI filed a Phase 1 General Rate Application for 2005 and 2006. A hearing on the application was completed on July 20, 2005 and a decision on this phase is expected in the fourth quarter of 2005.

Heritage continues to expand service within the Dartmouth area and has commenced construction of facilities to serve customers in the town of Amherst.

Natural Gas Distribution Outlook

The outlook for the Natural Gas Distribution segment for 2005, given weather patterns consistent with the first half of the year, is to achieve results similar to those in the first half of the year Heritage Gas will be investing capital in the build out to Amherst, but the 2005 results are not expected to be materially impacted.

Capital expenditures in the Natural Gas Distribution segment are expected to be in excess of $5.0 million over the remainder of 2005 with the majority of the spending expected to be in AUI and Heritage.

On May 25, 2005 AltaGas announced that its Board of Directors had approved in principle the spin out of the natural gas distribution business of AltaGas as a public corporation separate from AltaGas Income Trust and its subsidiaries.

As part of the transaction it is anticipated that AltaGas unitholders will receive a distribution of shares of a newly formed corporation that would indirectly own the assets of the natural gas distribution business. The disposition is subject to various regulatory approvals and is expected to be completed by late third quarter or early fourth quarter 2005.

SUMMARY OF EIGHT MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

($ millions)	**Q2-05**	Q1-05	Q4-04	Q3-04	Q2-04	Q1-04	Q4-03[1]	Q3-03[1]
Net revenue	65.4	78.0	71.6	61.5	59.5	57.2	61.0	53.3
Operating income	22.0	34.2	29.4	23.4	17.6	21.2	25.9	19.2
Net income	19.1	27.6	25.8	17.1	11.9	11.0	12.0	9.3
($ per unit)								
Earnings								
Basic	0.35	0.52	0.49	0.33	0.25	0.24	0.26	0.20
Diluted	0.35	0.52	0.48	0.33	0.25	0.24	0.26	0.20
Dividends/distributions[2]	0.45	0.45	0.45	0.45	0.30	0.11	0.11	0.11

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations.

(2) The Trust pays a monthly distribution of $0.15 per unit. The distributions for the second quarter of 2004 are for the period starting May 1, 2004, the effective date of the Trust. Prior to May 1, 2004 ASI paid quarterly dividends from the first quarter of 2001 through the first quarter of 2004.

Identifiable trends in AltaGas' business in the past eight quarters reflect the organization's growth, a favourable business environment and seasonality in the business.

The Natural Gas Distribution segment distributes natural gas primarily for heating purposes, and therefore reports higher net revenues in the first and fourth quarters, due to the high physical volumes of gas delivery during the winter heating season. Operating costs, on the other hand, are generally incurred uniformly over the year. This typically results in profitable first and fourth quarters and second and third quarter losses for the segment.

The conversion to a Trust was effective May 1, 2004. Operating performance improvements, acquisitions and a positive income tax impact resulting from the reorganization into a Trust helped AltaGas achieve period over period improvements in the results.

Operating performance improvements are driven by growth from internal expansion and investment in assets of the Trust. AltaGas invests capital in its portfolio of long-term operating assets to expand existing capacities and to increase operating efficiencies where possible.

Significant items which have impacted individual quarterly earnings were as follows:

- Fourth quarter 2003 net income was higher by approximately $0.2 million as a result of the expansion of the Empress extraction facility completed late in the third quarter of 2003.

- Net income for the first quarter of 2004 included approximately $0.4 million contributed from the Rainbow Lake gathering and processing facilities acquired in late 2003.

- Second quarter 2004 net income was unfavourably impacted by $2.4 million in non-cash compensation expense recorded as the result of all outstanding unvested employee trust unit options vesting effective May 1, 2004 and by trust conversion costs of $3.5 million partially offset by reduced income tax expense resulting from the conversion to a trust.

- Net income in the third quarter of 2004 reflected continuing trust conversion costs, with AltaGas recording $0.9 million of trust conversion expenses for the quarter. During the quarter AltaGas also closed the acquisition of a 48 2/3 percent interest in EEEP from BP Canada Energy Resources Company adding $0.4 million to net income.

- Fourth quarter 2004 net income included the results of the PremStar businesses, acquired on October 6, 2004, which increased net income by $1.4 million for the quarter.

- Net income for the first quarter of 2005 was impacted by a $7.9 million after-tax gain related to the change in the Trust's ownership interest in Taylor.

Second quarter 2005 results are discussed in detail in an earlier section of this MD&A.

CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (CICA) issued Accounting guideline 15 (AcG-15) "Consolidation of Variable Interest Entities", which is effective for annual and interim reporting periods commencing after November 1, 2004. This guideline requires organizations to assess any entity in which it may have a variable interest to determine whether or not the assets, liabilities and results of the entities' activities should be reported on other than a consolidated basis. AltaGas' has determined there is no requirement for change to its reporting with regard to its interests in those entities reported in its consolidated financial statements.

On March 18, 2005 the CICA issued revised Emerging Issues Committee Abstract (EIC) 151 "Exchangeable Securities issued by Subsidiaries of Income Trusts". The EIC states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. Exchangeable securities issued and outstanding by AltaGas Limited Partnership No. 1 at December 31, 2004 and June 30, 2005 meet the criteria for equity presentation and as a result, EIC 151 has no effect on AltaGas.

CRITICAL ACCOUNTING ESTIMATES

AltaGas' financial statements have been prepared in accordance with generally accepted accounting principles. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For a full discussion of these critical accounting estimates, refer to the MD&A provided in AltaGas' 2004 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power services component and with respect to interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on the 2005 financial performance of AltaGas has been to provide revenue stability in the power services component. Alberta Power Pool prices ranged from $7.44 per MWh to $497.58 per MWh in the second quarter of 2005. Through the use of financial hedges on the

portion of its 2005 power portfolio deemed optimal by management, AltaGas moderated the impact of this volatility on its business.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At June 30, 2005 the Trust had interest rates fixed through swap transactions with varying terms to maturity on $185.0 million of its $222.3 million total drawn bank debt. Including AltaGas' medium-term notes and capital leases, the rate has been fixed on 88 percent of AltaGas' total debt. The amount of fixed-rate debt was higher than the Trust's target of 70 to 75 percent of total debt due to the proceeds of the June 2004 equity offering being applied to floating rate debt.

INVESTED CAPITAL

During the second quarter of 2005, AltaGas invested $9.9 million in capital assets, energy services arrangements, contracts and relationships and long-term investments, compared to $3.2 million in the same period in 2004. For the six months ended June 30, 2005 the Trust invested $15.9 million, compared to $19.6 million for 2004. Net invested capital after the disposal of non-core assets and the Taylor disposition in the first quarter was $0.7 million for the first half of 2005.

Invested capital by segment

For the three months ended June 30, 2005	**Gathering and Processing**	**Energy Services**	**Natural Gas Distribution**	**Total**
Additions, net of disposals:				
Capital assets	**$ 7.1**	**$ 0.2**	**$ 2.4**	**$ 9.7**
Energy service arrangements, contracts and relationships	**-**	**-**	**-**	**-**
Long-term investments and other assets	**0.1**	**-**	**0.1**	**0.2**
	$ 7.2	**$ 0.2**	**$ 2.5**	**$ 9.9**

For the three months ended June 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions, net of disposals:				
Capital assets	$ 4.3	$ -	$ 1.9	$ 6.2
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	(3.2)	-	0.2	(3.0)
	$ 1.1	$ -	$ 2.1	$ 3.2

For the six months ended June 30, 2005		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Additions, net of disposals:								
Capital assets	**$**	**3.6**	**$**	**0.7**	**$**	**4.3**	**$**	**8.6**
Energy service arrangements, contracts and relationships		**-**		**-**		**-**		**-**
Long-term investments and other assets		**(8.0)**		**-**		**0.1**		**(7.9)**
	$	**(4.4)**	**$**	**0.7**	**$**	**4.4**	**$**	**0.7**

For the six months ended June 30, 2004		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Additions, net of disposals:								
Capital assets	$	16.5	$	0.3	$	3.7	$	20.5
Energy service arrangements, contracts and relationships		-		-		-		-
Long-term investments and other assets		(1.2)		-		0.3		(0.9)
	$	15.3	$	0.3	$	4.0	$	19.6

AltaGas categorizes its net invested capital into maintenance, growth and administrative categories. Growth capital accounted for $6.6 million in the second quarter of 2005, compared to $1.2 million for the same quarter in 2004, which included Gathering and Processing facility acquisitions and expansions as well as expansions in the Natural Gas Distribution segment. Maintenance capital projects amounting to $2.5 million in second quarter of 2005 and $1.0 million for the same period of 2004 were undertaken mainly in the Gathering and Processing and Natural Gas Distribution segments to maintain the productive capability of the facilities and gathering and distribution systems. Administrative capital expenditures, including computer hardware and software projects, totaled $0.8 million in the second quarter of 2005 compared to $1.0 million for the same period in 2004.

Growth capital spending was $10.5 million (before considering the impact of $15.2 million in dispositions) in the first half of 2005, compared to $15.4 million for the same period in 2004. Maintenance capital projects amounting to $3.9 million in the first half of 2005 and $2.3 million for the same period of 2004 were undertaken mainly in the Gathering and Processing and Natural Gas Distribution segments. Administrative capital expenditures, including computer hardware and software projects, totaled $1.5 million in the first half of 2005 compared to $1.9 million for the same period in 2004.

The composition of investing activity for the second quarter and first half of 2005 and 2004 are as follows:

Invested capital by activity

For the three months ended June 30, 2005		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Capital								
Maintenance	$	**1.2**	$	**0.2**	$	**1.1**	$	**2.5**
Growth		**5.5**		**(0.1)**		**1.2**		**6.6**
Administrative		**0.5**		**0.1**		**0.2**		**0.8**
	$	**7.2**	$	**0.2**	$	**2.5**	$	**9.9**

For the three months ended June 30, 2004		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Capital								
Maintenance	$	0.7	$	-	$	0.3	$	1.0
Growth		(0.4)		-		1.6		1.2
Administrative		0.8		-		0.2		1.0
	$	1.1	$	-	$	2.1	$	3.2

For the six months ended June 30, 2005		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Capital								
Maintenance	$	**1.8**	$	**0.4**	$	**1.7**	$	**3.9**
Growth		**(7.3)**		**0.1**		**2.5**		**(4.7)**
Administrative		**1.1**		**0.2**		**0.2**		**1.5**
	$	**(4.4)**	$	**0.7**	$	**4.4**	$	**0.7**

For the six months ended June 30, 2004		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Capital								
Maintenance	$	1.2	$	-	$	1.1	$	2.3
Growth		12.9		-		2.5		15.4
Administrative		1.2		0.3		0.4		1.9
	$	15.3	$	0.3	$	4.0	$	19.6

LIQUIDITY AND CAPITAL RESOURCES

The Trust believes that its access to debt and equity markets, unutilized bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium Distribution™ programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions, and certain acquisition and expansion opportunities in 2005. A description of the Trust's credit facilities can be found in Notes 9 and 10 to the consolidated financial statements included in the Trust's 2004 Annual Report.

On April 29, 2005 AltaGas announced that it had filed a Universal Shelf Prospectus with Canadian Securities Commissions pursuant to which AltaGas Income Trust may issue up to an aggregate of $500 million of trust units and debt securities over a 25 month period. This filing will provide AltaGas with the flexibility to raise funds from the offering of trust units or debt securities through one or more methods of distribution when market conditions are appropriate. AltaGas plans to use the proceeds raised from any offerings to reduce outstanding indebtedness under the Trust's existing credit facilities and for general corporate purposes including the financing of acquisitions, other capital expenditures and investments.

Operating Activities

Funds generated from operations before changes in operating assets and liabilities were $30.4 million and $61.5 million for the three and six months ended June 30, 2005, respectively, compared with $24.0 million and $46.1 million for the same periods in 2004. The increases primarily reflected increased earnings compared to the second quarter and first half of 2004.

AltaGas had a working capital deficit of $94.3 million at June 30, 2005, compared to a working capital deficit of $106.5 million at December 31, 2004 and a working capital surplus of $47.9 million at June 30, 2004. The primary driver for the change in working capital compared to June 30, 2004 was the reclassification on the balance sheet of AltaGas' $100.0 million medium-term notes (MTNs) due October 4, 2005 to current portion of long-term debt.

Investing Activities

Cash used for investing activities for the quarter ended June 30, 2005 was $8.8 million compared with $6.3 million for the same period in 2004. This increase reflected decreased expenditures on capital assets in 2005 related to timing of capital projects.

Cash provided by investing activities for the first half of the year ended June 30, 2005 was $5.1 million, compared to cash used for investing activities of $24.6 million for the same period in 2004. The increase in cash from investing activities reflects decreased capital expenditures and proceeds on disposition of long-term investments and non-core capital assets.

Financing Activities

Cash used in financing activities was $23.2 million and $53.1 million for the three and six month periods ended June 30, 2005, respectively, compared to cash provided by financing activities of $21.6 million and $15.8 million for the same periods in 2004. The proceeds received on the issuance of units by AltaGas in June 2004 were offset by the repayment of long-term debt in the second quarter of 2005.

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business components and segments. At June 30, 2005 AltaGas had total debt outstanding of $339.2 million, down from $359.5 million at December 31, 2004. AltaGas Operating Partnership had $100.0 million in MTNs outstanding and AltaGas Holding Limited Partnership No.1 had access to prime loans, bankers' acceptances and letters of credit though bank lines totaling $425.0 million. As at June 30, 2005 AltaGas Holding Limited Partnership No.1 had drawn bank debt of $222.3 million and letters of credit outstanding of $36.8 million. These two entities fund all operating subsidiaries. As an income trust, AltaGas targets a debt to total capitalization ratio of between 45 and 50 percent. The Trust's debt to total capitalization ratio as at June 30, 2005 decreased to 40.5 percent from 42.6 percent at December 31, 2004.

RISK FACTORS

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of AltaGas. These risk factors are presented in the MD&A and AltaGas'

Annual Information Form for the year ended December 31, 2004. Management has determined that with respect to continuing operations, AltaGas' market, financial and counterparty risks remain substantially unchanged since December 31, 2004.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI securityholders exchanged their shares in the company for trust units and eligible securityholders also received exchangeable units that are exchangeable into trust units on a one for one basis. The exchangeable units are not listed for trading on an exchange.

At July 29, 2005 the Trust had 52.0 million trust units and 2.1 million exchangeable units outstanding and a market capitalization of $1.4 billion based on a closing trading price on July 29, 2005 of $26.75 per trust unit. At July 29, 2005 there are 0.2 million options exercisable under the terms of the unit option plan.

OFF BALANCE SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

CONTRACTUAL OBLIGATIONS

There have been no material changes to AltaGas' contractual obligations since December 31, 2004. For further information on these contractual obligations, refer to the MD&A in AltaGas' 2004 Annual Report.

SUBSEQUENT EVENTS

On July 1, 2005 AltaGas implemented a defined contribution pension plan for substantially all of its full-time employees not employed in AltaGas Utilities Inc. Under the plan AltaGas will make contributions to the plan monthly for both a base employee amount as well as matching up to certain thresholds of contributions made by employees.

UNITHOLDER LIMITED LIABILITY LEGISLATION

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force. It provides that a unitholder will not be, as a beneficiary, liable for any act, defaults, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the trustee of the Trust, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

ALTAGAS INCOME TRUST
CONSOLIDATED BALANCE SHEETS

($ thousands)

	June 30, 2005 (unaudited)	December 31, 2004
ASSETS		
Current assets		
Cash and cash equivalents	**$ 2,818**	$ 2,669
Accounts receivable	**138,049**	160,507
Inventory	**398**	250
Customer deposits	**26,500**	26,550
Other	**6,813**	4,845
	174,578	194,821
Capital assets	**737,014**	746,729
Energy services arrangements, contracts and relationships	**109,491**	113,102
Goodwill	**18,860**	18,860
Future income taxes	**-**	208
Long-term investments and other assets (note 3)	**29,903**	34,876
	$1,069,846	$1,108,596
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 118,927**	$ 144,594
Distributions payable to unitholders	**8,104**	7,979
Short-term debt	**4,275**	7,016
Current portion of long-term debt	**101,036**	101,001
Customer deposits	**26,500**	26,550
Other	**10,077**	14,193
	268,919	301,333
Long-term debt	**233,903**	251,462
Asset retirement obligations	**15,970**	16,122
Future income taxes	**53,762**	56,164
	303,635	323,748
Unitholders' equity (notes 4 and 5)	**497,292**	483,515
	$1,069,846	$1,108,596

See accompanying notes to the consolidated financial statements

ALTAGAS INCOME TRUST
CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
(unaudited)

($ thousands except per unit amounts)

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
REVENUE				
Operating	**$ 321,496**	$ 175,069	**$ 660,593**	$ 368,198
Gain on investments (note 3)	**152**	(142)	**9,340**	(43)
Other	**(556)**	474	**143**	765
	321,092	175,401	**670,076**	368,920
EXPENSES				
Cost of sales	**255,684**	115,924	**526,688**	252,253
Operating and administrative	**31,293**	31,668	**63,010**	57,716
Amortization	**12,114**	10,219	**24,169**	20,209
	299,091	157,811	**613,867**	330,178
Operating income	**22,001**	17,590	**56,209**	38,742
Interest expense				
Short-term debt	**201**	140	**281**	247
Long-term debt	**4,808**	5,195	**9,785**	10,623
Income before income taxes	**16,992**	12,255	**46,143**	27,872
Income taxes	**(2,073)**	366	**(542)**	4,944
Net income	**19,065**	11,889	**46,685**	22,928
Accumulated earnings, beginning of period	**224,439**	142,057	**196,819**	131,018
Accumulated earnings, end of period	**$ 243,504**	$ 153,946	**$ 243,504**	$153,946
Net income per unit (note 5)				
Basic	**$ 0.35**	$ 0.25	**$ 0.87**	$ 0.49
Diluted	**$ 0.35**	$ 0.25	**$ 0.87**	$ 0.48

See accompanying notes to the consolidated financial statements

ALTAGAS INCOME TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

($ thousands)

	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Cash from operations				
Net income	**$ 19,065**	$ 11,889	**$ 46,685**	$ 22,928
Items not involving cash:				
Amortization	**12,114**	10,219	**24,169**	20,209
Accretion of asset retirement obligations	**321**	378	**641**	561
Stock option compensation (note 5)	**4**	2,355	**4**	2,491
Future income taxes	**(2,151)**	(438)	**(2,004)**	84
(Gain) loss on sale of assets and investment transactions	**(141)**	(37)	**(9,347)**	40
Equity loss (income)	**554**	(502)	**(127)**	(955)
Distributions from equity investments	**703**	45	**1,443**	599
Other	**(57)**	110	**67**	174
Funds generated from operations	**30,412**	24,019	**61,531**	46,131
ARO costs incurred and other	**-**	-	**(145)**	-
Net change in non-cash working capital	**1,510**	927	**(13,322)**	2,988
	31,922	24,946	**48,064**	49,119
Investing activities				
Decrease in customer deposits	**(1,679)**	-	**50**	-
Acquisition of capital assets	**(7,245)**	(9,341)	**(12,550)**	(25,824)
Disposition of capital assets	**199**	-	**5,030**	-
Acquisition of energy services arrangements and contracts	**-**	-	**-**	(12)
Acquisition of long-term investments and other assets	**(283)**	(64)	**(419)**	(2,237)
Disposition of long-term investments and other assets	**220**	3,140	**13,027**	3,440
	(8,788)	(6,265)	**5,138**	(24,633)
Financing activities				
Decrease in short-term debt	**(2,919)**	(10,578)	**(2,706)**	(4,491)
Decrease in long-term debt	**(3,536)**	(42,725)	**(17,559)**	(51,352)
Dividends	**-**	-	**-**	(5,051)
Distributions to unitholders	**(24,202)**	(6,931)	**(48,213)**	(6,931)
Net proceeds from issuance of units and common shares (note 5)	**7,479**	81,814	**15,425**	83,600
	(23,178)	21,580	**(53,053)**	15,775
Change in cash and cash equivalents	**(44)**	40,261	**149**	40,261
Cash and cash equivalents, beginning of period	**2,862**	-	**2,669**	-
Cash and cash equivalents, end of period	**$ 2,818**	$ 40,261	**$ 2,818**	$ 40,261

See accompanying notes to the consolidated financial statements

ALTAGAS INCOME TRUST

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in $ thousands)

1. STRUCTURE OF ALTAGAS INCOME TRUST

AltaGas Income Trust (the Trust) is an unincorporated open-ended trust established under the laws of Canada, pursuant to a Declaration of Trust dated March 26, 2004. The Trust commenced operations on May 1, 2004 as successor to AltaGas Services Inc. (ASI) when it acquired all of the shares of ASI for consideration of trust units or exchangeable units on a one for one basis. These unaudited interim consolidated financial statements follow the continuity of interest basis of accounting whereby the Trust is considered a continuation of ASI. As a result, the comparative period figures are those of the Trust, while the results of operations include ASI's results for the period up to and including April 30, 2004 and the Trust's results of operations from May 1, 2004 to June 30, 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the Trust's annual consolidated financial statements for the fiscal year ended December 31, 2004. These interim consolidated financial statements for the three and six months ended June 30, 2005 do not include all of the disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements included in the Trust's Annual Report.

3. GAIN ON INVESTMENTS

On February 7, 2005 the Trust sold 1.4 million partnership units of Taylor NGL Limited Partnership (Taylor) for proceeds of $12.8 million, realizing a pre-tax gain of $4.8 million. The sale reduced the Trust's ownership in Taylor to 4.0 million units or 14.0 percent.

On March 22, 2005 Taylor issued 13.0 million limited partnership units. AltaGas did not participate in this issue, which reduced the Trust's ownership in Taylor to 9.6 percent and resulted in a pre-tax dilution gain of $4.4 million.

On April 4, 2005 AltaGas recognized a pre-tax gain of $0.1 million resulting from a reorganization of an equity investee.

4. UNITHOLDERS' EQUITY

	June 30, 2005	December 31, 2004
Unitholders' capital (note 5)	**$ 402,063**	$ 386,638
Contributed surplus	**2,827**	2,823
Accumulated earnings	**243,504**	196,819
Accumulated dividends	**(41,114)**	(41,114)
Accumulated unitholders' distributions	**(109,988)**	(61,651)
	$ 497,292	$ 483,515

For the quarter ended June 30, 2005 $nil (2004 - $nil) of dividends and $24.0 million (2004 - $14.6 million) of distributions were paid by the Trust.

5. UNITHOLDERS' CAPITAL

Authorized

- an unlimited number of trust units redeemable for cash at the option of the holder
- an unlimited number of AltaGas Holding Limited Partnership No. 1 (LP1) class B limited partnership units, which are exchangeable into trust units on a one for one basis no later than May 1, 2014. Prior to May 1, 2014 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of LP1 units outstanding fall below 750,000. After May 1, 2014 the exchange is at the option of the Trust.
- an unlimited number of AltaGas Holding Limited Partnership No. 2 (LP2) class B limited partnership units, which are exchangeable into trust units on a one for one basis no later than May 1, 2009. Prior to May 1, 2009 the exchange is at the option of the unitholder at anytime, and at the option of the Trust should the number of LP2 units outstanding fall below 1,000,000. After May 1, 2009 the exchange is at the option of the Trust.

Trust units issued and outstanding:	**Number of units**		**Amount**
December 31, 2004	**49,825,241**	**$**	**367,349**
Units issued for cash on exercise of options	**292,936**		**2,627**
Units issued under distribution reinvestment program	**557,590**		**12,798**
Units issued for exchangeable units	**1,223,651**		**7,003**
June 30, 2005	**51,899,418**		**389,777**
Exchangeable units issued and outstanding:			
December 31, 2004	3,370,294		19,289
LP1 units redeemed for trust units	(1,223,651)		(7,003)
June 30, 2005	2,146,643		12,286
Issued and outstanding June 30, 2005	**54,046,061**	**$**	**402,063**

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. At June 30, 2005 3.8 million units were reserved for issuance under the plan. To June 30, 2005 options granted under the plan, including those granted in the second quarter of 2005, generally had a term of ten years to expiry and vested no longer than over a four-year period. On May 1, 2004 subsequent to the establishment of the Trust, all options granted prior to that date were vested.

At June 30, 2005 outstanding options are exercisable at various dates to the year 2015 (2004 - 2014). Options outstanding under the plan have a weighted average exercise price of $19.47 (2004 - $9.61) and a weighted average remaining term of 9.40 years (2004 - 7.73 years). As at June 30, 2005 the unexpensed fair value of unit option compensation cost associated with future periods was $0.1 million (June 30, 2004 - $nil).

	Number of options		Weighted average exercise price
Unit options outstanding December 31, 2004	**349,411**	**$**	**9.02**
Granted	**125,200**		**24.06**
Exercised	**(292,936)**		**8.94**
Cancelled	**(2,000)**		**23.80**
Unit options outstanding June 30, 2005	**179,675**	**$**	**19.47**
Exercisable at June 30, 2005	**56,475**	**$**	**9.43**

The basic number of units outstanding for the six months ended June 30, 2005 was 53.6 million (June 30, 2004 – 46.6 million) and the diluted number of units outstanding for the six months ended June 30, 2005 was 53.7 million (June 30, 2004 – 47.4 million).

6. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. Transactions between the reporting segments are recorded at fair value. The Trust has three reportable segments:

Gathering and Processing – natural gas gathering and processing, natural gas transmission, and ethane and natural gas liquids extraction.

Energy Services – power services, gas services and oil and natural gas production.

Natural Gas Distribution – natural gas distribution to end-users and related services.

For the three months ended June 30, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 73,467	$ 270,312	$ 22,011	$ (44,698)	$ 321,092
Cost of sales	(29,980)	(250,642)	(15,168)	40,106	(255,684)
Operating and administrative expenses	(26,444)	(4,836)	(4,605)	4,592	(31,293)
Amortization	(7,314)	(2,829)	(1,971)	-	(12,114)
Operating income	$ 9,729	$ 12,005	$ 267	$ -	$ 22,001
Net additions to:					
Capital assets	$ 7,116	$ 187	$ 2,399	$ -	$ 9,702
Energy Services arrangements, contracts and relationships	$ -	$ -	$ -	$ -	$ -
Long-term investments and other assets	$ 94	$ -	$ 81	$ -	$ 175
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 770,293	$ 162,666	$ 136,887	$ -	$ 1,069,846

For the three months ended June 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 45,952	$ 124,092	$ 20,519	$ (15,162)	$ 175,401
Cost of sales	(7,185)	(109,432)	(14,339)	15,032	(115,924)
Operating and administrative expenses	(25,063)	(2,581)	(4,154)	130	(31,668)
Amortization	(6,506)	(2,105)	(1,608)	-	(10,219)
Operating income	$ 7,198	$ 9,974	$ 418	$ -	$ 17,590
Net additions to:					
Capital assets	$ 4,347	$ (40)	$ 1,904	$ -	$ 6,211
Energy Services arrangements, contracts and relationships	$ -	$ (12)	$ -	$ -	$ (12)
Long-term investments and other assets	$ (3,209)	$ -	$ 242	$ -	$ (2,967)
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 655,842	$ 166,801	$ 130,001	$ -	$ 952,644

For the six months ended June 30, 2005	**Gathering and Processing**	**Energy Services**	**Natural Gas Distribution**	**Intersegment elimination**	**Total**
Revenue	**$ 156,415**	**$ 553,868**	**$ 68,385**	**$ (108,592)**	**$ 670,076**
Cost of sales	**(59,129)**	**(517,757)**	**(49,726)**	**99,924**	**(526,688)**
Operating and administrative expenses	**(52,997)**	**(9,455)**	**(9,226)**	**8,668**	**(63,010)**
Amortization	**(14,571)**	**(5,646)**	**(3,952)**	**-**	**(24,169)**
Operating income	**$ 29,718**	**$ 21,010**	**$ 5,481**	**$ -**	**$ 56,209**
Net additions to:					
Capital assets	**$ 3,574**	**$ 702**	**$ 4,302**	**$ -**	**$ 8,578**
Energy Services arrangements, contracts and relationships	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**
Long-term investments and other assets	**$ (7,991)**	**$ -**	**$ 115**	**$ -**	**$ (7,876)**
Goodwill	**$ 18,860**	**$ -**	**$ -**	**$ -**	**$ 18,860**
Segment assets	**$ 770,293**	**$ 162,666**	**$ 136,887**	**$ -**	**$ 1,069,846**

For the six months ended June 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 90,644	$ 257,501	$ 68,648	$ (47,873)	$ 368,920
Cost of sales	(14,085)	(233,081)	(52,726)	47,639	(252,253)
Operating and administrative expenses	(44,608)	(4,913)	(8,429)	234	(57,716)
Amortization	(12,782)	(4,237)	(3,190)	-	(20,209)
Operating income	$ 19,169	$ 15,270	$ 4,303	$ -	$ 38,742
Net additions to:					
Capital assets	$ 16,454	$ 262	$ 3,749	$ -	$ 20,465
Energy Services arrangements, contracts and relationships	$ -	$ -	$ -	$ -	$ -
Long-term investments and other assets	$ (1,237)	$ -	$ 347	$ -	$ (890)
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 655,842	$ 166,801	$ 130,001	$ -	$ 952,644

7. PENSION PLANS AND RETIREMENT BENEFITS

At June 30, 2005 substantially all full-time employees of the Trust's natural gas distribution subsidiary, AltaGas Utilities Inc., are members of one of two defined benefit non-contributory pension plans. AltaGas Utilities Inc. also has plans that provide other post-retirement benefits such as life insurance and health care.

The total post-retirement benefit cost recorded in the statement of income for the six months ended June 30, 2005 is $0.5 million (2004 - $0.6 million).

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

9. SEASONALITY

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual gas distribution revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

10. SUBSEQUENT EVENTS

On July 1, 2005 AltaGas implemented a defined contribution pension plan for substantially all remaining full-time employees not in the Trust's AltaGas Utilities Inc. subsidiary.

Under the plan AltaGas will contribute a base amount per employee as well as match employee contributions within established guidelines.

OTHER INFORMATION

FINANCIAL SUMMARY BY BUSINESS SEGMENT

($ millions)	Q2/05	Q1/05	Q4/04	Q3/04	Q2/04
Revenue					
Gathering and Processing					
Field gathering and processing	**30.6**	29.9	32.1	28.5	28.4
Extraction	**36.8**	36.3	36.8	16.9	10.8
Transmission	**6.6**	6.6	6.6	6.5	6.4
Other	**0.0**	10.5	1.2	0.8	0.8
Intercomponent elimination	**(0.5)**	(0.4)	(0.5)	(0.6)	(0.5)
Energy Services	**270.3**	283.6	248.3	124.6	124.1
Natural Gas Distribution(1)	**22.0**	46.4	41.9	14.0	20.6
Intersegment elimination	**(44.7)**	(63.9)	(54.6)	(12.2)	(15.2)
	321.1	349.0	311.8	178.5	175.4
Net revenue					
Gathering and Processing					
Field gathering and processing	**30.6**	29.9	32.1	28.5	28.4
Extraction	**6.8**	7.2	8.2	5.5	3.6
Transmission	**6.6**	6.6	6.6	6.5	6.4
Other	**0.0**	10.5	1.2	0.8	0.9
Intercomponent elimination	**(0.5)**	(0.4)	(0.5)	(0.6)	(0.5)
Energy Services	**19.6**	16.5	18.9	16.6	14.6
Natural Gas Distribution(1)	**6.9**	11.8	9.7	5.1	6.2
Intersegment elimination	**(4.6)**	(4.1)	(4.6)	(0.9)	(0.1)
	65.4	78.0	71.6	61.5	59.5
Operating income					
Gathering and Processing	**9.7**	20.0	14.1	12.1	7.2
Energy Services	**12.0**	9.0	11.4	11.6	10.0
Natural Gas Distribution(1)	**0.3**	5.2	3.9	(0.3)	0.4
	22.0	34.2	29.4	23.4	17.6

(1) Q2 and Q3 financial results reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment.

Notes: Certain comparative figures have been reclassified to conform to the current financial statement presentation.

AltaGas adopted CICA Handbook guidelines on asset retirement obligations in 2003. Prior year information has been restated for the effect of this adoption.

OPERATING SUMMARY BY BUSINESS SEGMENT

	Q2/05	Q1/05	Q4/04	Q3/04	Q2/04
Gathering and Processing					
Field gathering and processing					
Processing capacity (gross Mmcf/d) (1)	**916**	901	913	906	906
Processed throughput (gross Mmcf/d) (2)	**561**	558	558	552	563
Capacity utilization (percent) (1)	**62**	62	61	61	62
Average working interest (percent) (1)	**89**	90	90	89	89
Extraction					
Licensed inlet capacity (Mmcf/d) (1)	**539**	539	539	539	349
Production (Bbls/d) (2)	**18,883**	21,103	21,244	13,054	9,337
Transmission volumes (Mmcf/d) (2) (4)	**434**	429	432	417	415
Energy Services					
Power services					
Volume of power sold (thousands of MWh)	**860**	851	879	877	862
Price received on the sale of power ($/MWh) (2)	**50.37**	47.24	50.17	49.22	49.88
Average Alberta Power Pool prices ($/MWh) (2)	**51.46**	45.90	54.95	54.35	60.07
Gas services					
Retail energy contracts (7)	**446**	449	427	-	-
Average wholesale volumes marketed (GJ/d) (7)	**301,416**	342,275	243,671	144,160	136,489
Natural Gas Distribution(5)					
Customers	**60,866**	60,638	60,430	60,048	59,266
Volume of natural gas distributed					
Sales (Bcf) (6)	**2.0**	5.4	4.4	1.5	2.2
Transportation (Bcf)	**2.4**	2.5	2.8	2.6	2.6
Degree day variance (percent) (3)	**(4.2)**	(1.8)	(4.4)	24.8	11.5

(1) At period end
(2) Quarter average
(3) Variance from 20-year average. Positive variances are favourable
(4) Excludes condensate transmission volumes
(5) Excludes Inuvik Gas and Heritage Gas operating statistics
(6) Q2 and Q3 natural gas distributed (Bcf) reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment
(7) Number of active service contracts end of period

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour


AltaGas





ALTAGAS INCOME TRUST
1700, 355 4 Avenue SW
Calgary, Alberta, Canada
T2P 0J2

www.altagas.ca
Ph: 403-691-7575
Fx: 403-691-7576

AltaGas Announces 7 Percent Increase in Monthly Distribution to $0.16 per Unit and Reports Another Strong Quarter

CALGARY, August 10, 2005 (TSX: ALA.UN) AltaGas Income Trust ("AltaGas" or "the Trust") today announced that the Board of Directors of AltaGas General Partner Inc., delegate of the Trustee, increased the Trust's monthly cash distribution to $0.16 per Trust unit and limited partnership unit (collectively Units) ($1.92 per Unit annualized) from $0.15 per Unit ($1.80 per Unit annualized). Payable on September 15, 2005 to unitholders of record as of August 25, 2005, the distribution represents a 7 percent increase over the previous monthly distribution.

David Cornhill, Chairman and CEO of AltaGas, commented, "Our first year as an income trust was an outstanding success for AltaGas. Our quality assets and strong financial performance provide a solid foundation for predictable and sustainable cash flow. We are delighted to announce the increase in our distribution to unitholders."

AltaGas reported strong second quarter earnings with a 35 percent increase in net income to $19.1 million ($0.35 per unit), compared to the second quarter of 2004 normalized for one-time costs related to the income trust conversion. For the first six months of the year, AltaGas had net income of $46.7 million ($0.87 per unit) compared to $22.9 million ($0.49 per unit) during the same period last year. AltaGas' success in the second quarter was attributable to strong operating performance and contributions from acquisitions made in the latter half of 2004, as well as lower income taxes in the Trust structure, partially offset by a one-time after-tax charge of $0.5 million related to its equity interest in Taylor NGL Limited Partnership (Taylor). The key drivers of the positive results in the first half of the year were the same as those for the quarter, in addition to the one-time, after-tax gain of $7.9 million from AltaGas' percentage ownership reduction in Taylor recorded in the first quarter.

HIGHLIGHTS

- Net income for the three months ended June 30, 2005 was $19.1 million up from $11.9 million, for the three months ended June 30, 2004
- For the first six months of 2005 net income was $46.7 million, up from $22.9 million for the same period in 2004
- Funds generated from operations were $30.4 million for second quarter 2005, compared to $24.0 million in the same period last year
- Funds generated from operations for the six months ended June 30, 2005 were $61.5 million, up from $46.1 million for the same period last year
- Distributable cash increased to $27.9 million ($0.52 per unit) in second quarter 2005, from $23.0 million ($0.49 per unit) in second quarter 2004
- Year-to-date distributable cash increased to $57.6 million ($1.07 per unit) from $43.8 million ($0.94 per unit) in the first six months of 2004
- On May 25, 2005, AltaGas announced that its Board of Directors had approved in principle the spin out of the natural gas distribution business of AltaGas as a public corporation separate from the Trust and its subsidiaries. The spin out is expected to be completed by late third quarter or early fourth quarter 2005

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim consolidated financial statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc. (ASI). This MD&A dated August 10, 2005 is a review of the results of operations and the liquidity and capital resources of the Trust. It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Trust for the three and six month periods ended June 30, 2005 and the notes thereto and with the audited consolidated financial statements and MD&A contained in the Trust's annual report for the year ended December 31, 2004.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

Additional information relating to AltaGas Income Trust can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004 the securityholders of AltaGas Services Inc. (ASI) voted in favour of a plan of arrangement to reorganize the business into an open-ended investment trust effective May 1, 2004. For each common share of ASI, shareholders received either one unit of the Trust (trust unit) or one exchangeable unit of AltaGas Holding Limited Partnership No. 1 or AltaGas Holding Limited Partnership No. 2 (trust units and exchangeable units being collectively units). As a result of implementing the reorganization, the Trust now indirectly holds through its subsidiaries and partnerships all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. The material businesses are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Power Holdings Partnership, AltaGas Pipelines Partnership and AltaGas Utilities Inc. (collectively the operating subsidiaries). The cash flows of the Trust are solely dependent on the results of the operating subsidiaries and are derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the trust structure.

AltaGas General Partner Inc., through its Board of Directors who are elected by the Trust at the direction of the holders of the units, manages or supervises the management of the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust.

The Trust pays cash distributions on the 15th day of each month, to unitholders of record on the 25th day of the previous month or in each case the following business day if the payment date or record date falls on a weekend or holiday.

Second quarter 2005 distributions declared were $0.15 monthly, or $0.45 per unit, amounting to $24.3 million. During the second quarter of 2004 the Trust paid distributions of $0.30 per unit, totaling $6.9 million. On August 10, 2005 the Trust announced an increase in the monthly distribution per unit of $0.01 to $0.16 per unit. The following table summarizes AltaGas' dividend and distribution declaration history[1].

(dollars per unit)	2005	2004	2003	2002	2001
First quarter	$ 0.45	$ 0.11	$ 0.08	$ 0.06	$ 0.03
Second quarter	0.45	0.30	0.08	0.06	0.03
Third quarter		0.45	0.11	0.08	0.06
Fourth quarter		0.45	0.11	0.08	0.06
	$ 0.90	$ 1.31	$ 0.38	$ 0.28	$ 0.18

(1) Dividends were paid to shareholders from first quarter 2001 through first quarter 2004. The Trust conversion occurred in May 2004 and monthly distributions to unitholders began in May 2004.

AltaGas has Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase plans (DRIP) for eligible holders of trust units and exchangeable units of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. DRIP participation generated $6.8 million in new equity through the issuance of 291,214 trust units in the second quarter of 2005. Since the DRIP was introduced in May 2004 it has contributed a total of $23.2 million of new equity as of June 30, 2005. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

CONSOLIDATED RESULTS

CONSOLIDATED FINANCIAL RESULTS	Three months ended June 30		Six months ended June 30	
($ millions)	**2005**	2004	**2005**	2004
Revenue	**321.1**	175.4	**670.1**	368.9
Net revenue[1]	**65.4**	59.5	**143.4**	116.7
EBITDA[1]	**34.1**	27.8	**80.4**	59.0
Net income	**19.1**	11.9	**46.7**	22.9
Net additions to capital assets	**9.7**	6.2	**8.6**	20.5
Total assets	**1,069.8**	952.6	**1,069.8**	952.6
Long-term liabilities	**303.6**	418.1	**303.6**	418.1
Cash flows				
Funds generated from operations[1]	**30.4**	24.0	**61.5**	46.1
Distributable cash[1][3]	**27.9**	23.0	**57.6**	43.8
Distributions/dividends[2]	**24.2**	6.9	**48.2**	12.0
($ per unit)				
EBITDA	**0.63**	0.59	**1.50**	1.27
Net income	**0.35**	0.25	**0.87**	0.49
Cash flows				
Funds generated from operations[1]	**0.56**	0.51	**1.15**	0.98
Distributable cash[1][3]	**0.52**	0.49	**1.07**	0.94
Distributions[2]	**0.45**	0.30	**0.90**	0.41
Units outstanding (millions)				
Basic	**53.8**	47.2	**53.6**	46.6
End of period	**54.0**	51.2	**54.0**	51.2

(1) Non-GAAP financial measure. See discussion in the following section of this MD&A

(2) Distributions of $0.15 per unit per month paid commencing June 2004 (declared in May) and dividends of $0.11 per share paid in the first quarter of 2004

(3) Based on cash from operations and is not impacted by investing and financing activities, consequently the first quarter of 2005 does not include proceeds of $12.8 million from sale of units in Taylor NGL Limited Partnership

Net income for the three and six month periods ended June 30, 2005 was $19.1 million and $46.7 million, respectively, compared to $11.9 million and $22.9 million for the same periods in 2004. The increases are mainly due to strong operating performance of acquisitions in the Gathering and Processing and Energy Services segments, as well as lower income taxes in the Trust structure, partially offset by a one-time loss of $0.5 million resulting from its ownership interest in Taylor NGL Limited Partnership (Taylor). This one-time charge resulted from Taylor's June 29, 2005 management reorganization transaction, partially offset by a dilution gain recorded as a result of an equity issuance. Net income reported for second quarter 2004 included $3.5 million before tax in costs related to the conversion to an income trust.

On a year-to-date basis, AltaGas' net income includes $7.4 million of non-recurring items related to its investment in Taylor including gains of $7.9 million reported in the first quarter of 2005 and losses reported in the second quarter described in the previous paragraph.

Funds generated from operations for the second quarter and first half of 2005 were $30.4 million and $61.5 million, respectively, compared to $24.0 million and $46.1 million for the same periods in 2004. The increases were mainly driven by higher net income for the periods.

Revenue for the three and six months ended June 30, 2005 increased 83 percent to $321.1 million and 82 percent to $670.1 million, respectively, from the same periods in 2004. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue as changes in the market prices of natural gas and power affect both revenue and cost of sales. Net revenue in the second quarter of 2005 was $65.4 million, or $5.9 million higher than the second quarter of 2004. For the first half of 2005 net revenue was $143.4 million or $26.7 million higher than the same period in 2004. The increase was primarily due to the acquisition of the Edmonton Ethane Extraction Plant (EEEP) and the PremStar businesses in the latter half of 2004.

Operating and administrative expenses for the second quarter and first half of 2005 were $31.3 million and $63.0 million, respectively, compared to $31.7 million and $57.7 million for the same periods in 2004. The increase in year-to-date operating and administrative expenses related primarily to increased costs from acquisitions completed in 2004.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the three months and six months ended June 30, 2005 increased 23 percent to $34.1 million and 36 percent to $80.4 million, respectively compared to the same periods in 2004.

Amortization expense for the second quarter and first half of 2005 increased 19 percent to $12.1 million and 20 percent to $24.2 million, respectively, compared to the same periods in 2004. The higher expense was due mainly to increases in the Trust's capital asset base from acquisitions and internal expansion projects.

Interest expense for the three and six months ended June 30, 2005 decreased to $5.0 million and $10.1 million, respectively, compared to $5.3 million and $10.9 million for the same periods in 2004. The decrease was primarily due to lower 2005 average debt balances resulting from the Trust's equity issue in June 2004 and higher funds generated from operations, partially offset by interest on a capital lease entered into in the third quarter of 2004 and higher average interest rates in 2005 when compared to 2004.

Income taxes for the second quarter of 2005 were $2.5 million less than reported for the same period in the prior year as a result of AltaGas operating as a trust for the full three months in the second quarter in 2005, but only two months for the same period in 2004. For the first half of 2005 income taxes were $5.6 million less than in the same period in 2004 also related to operating as a trust for the full six months ended June 30, 2005 and for only two months in the same period of 2004. AltaGas' consolidated income from corporations was taxable for the period January 1 through April 30, 2004. Once restructured as an income trust, corporate subsidiaries' taxable income is generally reduced to zero by interest payments to the Trust. Payments received by the Trust in the form of interest distributions or other income from its subsidiaries are taxable income to the Trust. As the Trust is entitled to deduct its administrative costs and distributions to unitholders and since in accordance with its Trust indenture it distributes all of its income to unitholders, the Trust is not expected to be liable for income taxes either currently or in the foreseeable future. Incorporated subsidiaries in AltaGas' Natural Gas Distribution segment, which operate as regulated businesses under Utility Board regulation, will continue to pay income tax.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this MD&A that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other issuers.

The purpose of these financial measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas.

NET REVENUE		Three months ended June 30		Six months ended June 30	
($ millions)		**2005**	2004	**2005**	2004
Net revenue		65.4	59.5	143.4	116.7
Add:	Cost of sales	255.7	115.9	526.7	252.2
Revenue (GAAP financial measure)		321.1	175.4	670.1	368.9

In the Energy Services and Natural Gas Distribution segments and the extraction component, net revenue is a better measure of business performance than revenue as changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales.

OPERATING INCOME		Three months ended June 30		Six months ended June 30	
($ millions)		**2005**	2004	**2005**	2004
Operating income		22.0	17.6	56.2	38.8
Add (deduct):	Interest	(5.0)	(5.3)	(10.1)	(10.9)
	Income taxes	2.1	(0.4)	0.6	(5.0)
Net income (GAAP financial measure)		19.1	11.9	46.7	22.9

AltaGas reports segmented operating income in the Notes to the Consolidated Financial Statements, since interest and income taxes are not allocated to business segments. Operating income is used to measure operating performance without reference to financing decisions and income tax impacts, which are not controlled at the operating management level.

EBITDA		Three months ended June 30		Six months ended June 30	
($ millions)		**2005**	2004	**2005**	2004
EBITDA		34.1	27.8	80.4	59.0
Add (deduct):	Amortization	(12.1)	(10.2)	(24.2)	(20.2)
	Interest	(5.0)	(5.3)	(10.1)	(10.9)
	Income taxes	2.1	(0.4)	0.6	(5.0)
Net income (GAAP financial measure)		19.1	11.9	46.7	22.9

EBITDA is provided to assist in evaluating AltaGas' ability to generate cash and to cover interest payments.

NET INCOME BEFORE GAINS ON REDUCTION IN OWNERSHIP INTEREST IN LONG-TERM INVESTMENTS	Three months ended June 30		Six months ended June 30	
($ millions)	**2005**	2004	**2005**	2004
Net income before gains on reduction in ownership interest in long-term investments	18.9	12.0	38.6	22.9
Gains on long-term investments[1]	0.2[1]	(0.1)	8.1[2]	-
Net income (GAAP financial measure)	19.1	11.9	46.7	22.9

(1) After-tax gain on equity investment

(2) After-tax gain on Taylor transactions resulting from sale of Taylor units and dilution gain

Net income before gains on reduction in ownership interest in long-term investments is provided to assist in evaluating AltaGas' net income without reference to the non-recurring gains from changes in ownership interests in long-term investments or as a result of investee capital issuances and dispositions.

FUNDS GENERATED FROM OPERATIONS		Three months ended June 30		Six months ended June 30	
($ millions)		**2005**	2004	**2005**	2004
Funds generated from operations		30.4	24.0	61.5	46.1
Add (deduct):	Net change in non-cash working capital and other	1.5	0.9	(13.4)	3.0
Cash from operations (GAAP financial measure)		31.9	24.9	48.1	49.1

Funds generated from operations is provided to assist in determining AltaGas' ability to generate cash from operations after interest and taxes, without regard to changes in the Trust's non-cash working capital in the period.

DISTRIBUTABLE CASH		Three months ended June 30		Six months ended June 30	
($ millions)		**2005**	2004	**2005**	2004
Distributable cash flow		27.9	23.0	57.6	43.8
Add (deduct):	Maintenance capital expenditures	2.5	1.0	3.9	2.3
	Net change in non-cash working capital and other	1.5	0.9	(13.4)	3.0
Cash from operations (GAAP financial measure)		31.9	24.9	48.1	49.1

The Trust's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Distributable cash is a main performance measure used by management and investors to evaluate the performance of the Trust and its operating subsidiaries.

In the first quarter of 2005, AltaGas sold 1.4 million units of Taylor for proceeds of $12.8 million. As the Trust's distributable cash is based on cash from operations net of the change in non-cash working capital and maintenance capital expenditures, it is not impacted by changes to cash resulting from investing or financing activities and hence does not include the proceeds from the sale of Taylor units.

RESULTS OF OPERATIONS BY SEGMENT

AltaGas reports consolidated financial and operating results to the operating income level on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution.

OPERATING INCOME	Three months ended June 30		Six months ended June 30	
($ millions)	**2005**	2004	**2005**	2004
Gathering and Processing	9.7	7.2	29.7	19.2
Energy Services	12.0	10.0	21.0	15.3
Natural Gas Distribution	0.3	0.4	5.5	4.3
	22.0	17.6	56.2	38.8

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

FINANCIAL RESULTS	Three months ended June 30		Six months ended June 30	
($ millions)	**2005**	2004	**2005**	2004
Revenue	73.5	45.9	156.4	90.6
Net revenue	43.5	38.8	97.3	76.6
Operating and administrative expense	26.5	25.1	53.0	44.6
Amortization expense	7.3	6.5	14.6	12.8
Operating income	9.7	7.2	29.7	19.2

OPERATING STATISTICS	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Field gathering and processing				
Capacity (Mmcf/d)[1]	916	906	916	906
Throughput (gross Mmcf/d)[2]	561	563	560	562
Capacity utilization (percent)[1]	62	62	61	62
Average working interest (percent)[1]	89	89	89	89
Extraction				
Inlet capacity (Mmcf/d)[1]	539	349	539	349
Production (Bbls/d)[2]	18,883	9,337	19,987	9,678
Transmission volumes (Mmcf/d)[2][3]	434	415	432	405

(1) *As at June 30*

(2) *Average for the period*

(3) *Excludes condensate pipeline volumes*

The Gathering and Processing segment generated revenue for the second quarter and first half of 2005 of $73.5 million and $156.4 million, respectively, representing increases of 60 percent and 73 percent when compared to the same periods in 2004.

In the Gathering and Processing segment, net revenue for the three and six month periods ended June 30, 2005 was $43.5 million and $97.3 million, respectively, compared to $38.8 million and $76.6 million for the same periods in 2004.

Heavy rains and severe weather conditions experienced in Alberta during the month of June had no material impact on the second quarter 2005 Gathering and Processing segment results.

Operating income in Gathering and Processing for the quarter and first half was $9.7 million and $29.7 million, respectively, compared to $7.2 million and $19.2 million for the same periods in 2004. The increases were driven by the acquisition in extraction and strong operational performance in field gathering and processing, partially offset by $0.6 million in pre-tax non-recurring losses resulting from AltaGas' ownership interest in Taylor. The increase in the first half of 2005 also included the impact of AltaGas' disposition of 1.4 million units of Taylor in the first quarter of the year, which resulted in a pre-tax gain of $4.8 million and reduced its ownership interest to 4.0 million units or 14 percent. AltaGas also recorded a dilution gain in the first quarter of 2005 when Taylor offered partnership units for sale in a public offering in which AltaGas did not participate, resulting in a reduction in AltaGas' ownership interest in Taylor to less than 10 percent and a pre-tax dilution gain of $4.4 million.

In the field gathering and processing component, net revenue for the three and six month periods ended June 30, 2005 was $30.6 million and $60.5 million, respectively, compared to $28.4 million and $55.0 million for the same periods in 2004. The non-recurring loss related to Taylor recorded in the second quarter 2005 is reported in this component. A combination of AltaGas' contracting practices, strong operational performance and flexibility offset the wet weather and normal second quarter declines from road bans and winter breakup resulting in volumes that were down only slightly from the second quarter of 2004.

During the second quarter, AltaGas continued its program of internal expansion in the field gathering and processing component, initiating projects in Marten Creek, Kirkpatrick Lake, Mundare and Prairie River. These development projects are supported by producer commitments designed to minimize AltaGas' financial exposure to potential throughput declines.

In the extraction component, higher volumes processed resulted in net revenue for the three and six month periods ended June 30, 2005 of $6.8 million and $13.9 million, respectively, compared to $3.6 million and $7.1 million for the same periods in 2004. Average ethane and NGL volumes extracted for the second quarter and first half of 2005 more than doubled, reaching 18,883 and 19,987 Bbls/d, respectively, compared to the same periods in 2004. Volume and net revenue increases in 2005 were mainly due to the acquisition of a 48 2/3 percent interest in EEEP in late August 2004.

Gross invested capital in the Gathering and Processing segment was $7.2 million for the second quarter and $10.8 million (before disposition of non-core assets and the Taylor units) for the six months ended June 30, 2005 compared to $1.1 million for the second quarter of 2004 and $15.3 million for the six months ended June 30, 2004.

GATHERING AND PROCESSING OUTLOOK

For the remainder of 2005 natural gas prices are expected to remain strong and continue to drive high levels of drilling activity in AltaGas' catchment areas.

The full-year impact of the EEEP acquisition combined with the realization of value chain synergies with other components of the Trust are expected to provide stronger financial results in the extraction component in 2005.

Capital expenditures in the Gathering and Processing segment for the remainder of the year are expected to be in excess of $20 million, with the majority of the spending to occur in the field gathering and processing component.

ENERGY SERVICES

The Energy Services segment includes the power services and gas services components. This segment also includes the results of the oil and gas production component. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

FINANCIAL RESULTS	Three months ended June 30		Six months ended June 30	
($ millions)	**2005**	2004	**2005**	2004
Revenue	270.3	124.1	553.9	257.5
Net revenue	19.6	14.6	36.1	24.4
Operating and administrative expense	4.8	2.5	9.5	4.9
Amortization expense	2.8	2.1	5.6	4.2
Operating income	12.0	10.0	21.0	15.3

OPERATING STATISTICS	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Power services				
Volume of power sold (thousands of MWh)	860	862	1,711	1,725
Average price received on the sale of power ($/MWh)	50.37	49.88	48.81	47.83
Alberta Power Pool average spot price ($/MWh)	51.46	60.07	48.68	54.43
Gas services				
Retail energy services contracts[1]	446	-	446	-
Average wholesale volumes marketed (GJ/d)	301,416	136,489	321,732	154,543

(1) Active retail energy service contacts at the end of the reporting period

Net revenue in the Energy Services segment for the three and six months ended June 30, 2005 was $19.6 million and $36.1 million, respectively, compared to $14.6 million and $24.4 million for the same periods in 2004. The increase was mainly due to an acquisition in the gas services component in October 2004, combined with increased margins in the power services component.

Net revenue from the power services component for the quarter and first half of the year ended June 30, 2005 was $14.3 million and $24.6 million, representing increases of 10 percent and 19 percent, respectively, compared to the same periods in 2004. The increases can largely be attributed to lower transmission costs resulting from lower rates, lower power pool prices and lower generation.

AltaGas reduces its exposure to power price volatility by locking in prices on a substantial portion of its power supply. This is done by entering into forward contracts with terms ranging from one month to three years. The average prices received for power sales and the average Alberta Power Pool spot prices for the three and six months ended June 30, 2005 are provided in the previous table.

The gas services component's net revenue for the three and six months ended June 30, 2005 was $3.5 million and $7.6 million, compared to $nil and $0.3 million for the same periods in 2004. The increase was driven by service fees earned by the PremStar businesses.

ENERGY SERVICES OUTLOOK

The Energy Services segment outlook for 2005 remains positive. The power services component is expected to continue to benefit from disciplined price hedging, with a significant portion of its power supply sales for the remainder of the year locked in at higher average prices than in the prior year. In the gas services component, PremStar continues to generate cash flow and earnings in line with expectations and is achieving high rates of customer contract renewals in the ECNG retail services business.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc. (AUI), AltaGas' one-third interest in Inuvik Gas Ltd. and its 24.9 percent interest in Heritage Gas Limited (Heritage).

FINANCIAL RESULTS	Three months ended June 30		Six months ended June 30	
($ millions)	**2005**	2004	**2005**	2004
Revenue	**22.0**	20.6	**68.4**	68.7
Net revenue	**6.9**	6.2	**18.7**	15.9
Operating income	**0.3**	0.4	**5.5**	4.3

OPERATING STATISTICS[1]	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Volume of natural gas distributed				
Sales (Bcf)	**2.0**	2.2	**7.4**	7.8
Transportation (Bcf)	**2.4**	2.6	**4.9**	5.6
Degree day variance (percent)[2]	**(4.2)**	11.5	**(2.4)**	4.3
Number of customers[3]	**60,866**	59,266	**60,866**	59,266

(1) AUI only
(2) Variance from 20 year average. Positive variances are favorable
(3) At June 30

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of segment annual net revenue, resulting in strong first and fourth quarter results and second and third quarter results that show either small profits or losses.

For the second quarter and first half of 2005, net revenue in AltaGas' Natural Gas Distribution segment was $6.9 million and $18.7 million, respectively, compared to $6.2 million and $15.9 million for the same periods in 2004. The Natural Gas Distribution segment's results are driven mostly by changes in AUI's business. In the first quarter of 2004, AUI recorded negative revenue deficiency adjustments related to 2003 and 2004 to correct rates to those allowed in GRA filings that were lower than anticipated. In the first quarter of 2005, AUI recorded favourable adjustments to net revenue to reflect higher

anticipated GRA rates for the 2005 year. Without these adjustments, the quarter-over-quarter and year-over-year differences would relate solely to differences in weather.

In December 2004 AUI filed a Phase 1 General Rate Application for 2005 and 2006. A hearing on the application was completed on July 20, 2005 and a decision on this phase is expected in the fourth quarter of 2005.

Heritage continues to expand service within the Dartmouth area and has commenced construction of facilities to serve customers in the town of Amherst.

NATURAL GAS DISTRIBUTION OUTLOOK

The outlook for the Natural Gas Distribution segment for 2005, given weather patterns consistent with the first half of the year, is to achieve results similar to those in the first half of the year Heritage Gas will be investing capital in the build out to Amherst, but the 2005 results are not expected to be materially impacted.

Capital expenditures in the Natural Gas Distribution segment are expected to be in excess of $5.0 million over the remainder of 2005 with the majority of the spending expected to be in AUI and Heritage.

On May 25, 2005 AltaGas announced that its Board of Directors had approved in principle the spin out of the natural gas distribution business of AltaGas as a public corporation separate from AltaGas Income Trust and its subsidiaries.

As part of the transaction it is anticipated that AltaGas unitholders will receive a distribution of shares of a newly formed corporation that would indirectly own the assets of the natural gas distribution business.The disposition is subject to various regulatory approvals and is expected to be completed by late third quarter or early fourth quarter 2005.

SUMMARY OF EIGHT MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

($ millions)	**Q2 05**	Q1 05	Q4 04	Q3 04	Q2 04	Q1 04	Q4 03[1]	Q3 03[1]
Net revenue	**65.4**	78.0	71.6	61.5	59.5	57.2	61.0	53.3
Operating income	**22.0**	34.2	29.4	23.4	17.6	21.2	25.9	19.2
Net income	**19.1**	27.6	25.8	17.1	11.9	11.0	12.0	9.3
($ per unit)								
Earnings								
Basic	**0.35**	0.52	0.49	0.33	0.25	0.24	0.26	0.20
Diluted	**0.35**	0.52	0.48	0.33	0.25	0.24	0.26	0.20
Dividends/distributions[2]	**0.45**	0.45	0.45	0.45	0.30	0.11	0.11	0.11

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

(2) The Trust pays a monthly distribution of $0.15 per unit. The distributions for the second quarter of 2004 are for the period starting May 1, 2004, the effective date of the Trust. Prior to May 1, 2004 ASI paid quarterly dividends from the first quarter of 2001 through the first quarter of 2004

Identifiable trends in AltaGas' business in the past eight quarters reflect the organization's growth, a favourable business environment and seasonality in the business.

The Natural Gas Distribution segment distributes natural gas primarily for heating purposes, and therefore reports higher net revenues in the first and fourth quarters, due to the high physical volumes of gas delivery during the winter heating season. Operating costs, on the other hand, are generally incurred uniformly over the year. This typically results in profitable first and fourth quarters and second and third quarter losses for the segment.

The conversion to a Trust was effective May 1, 2004. Operating performance improvements, acquisitions and a positive income tax impact resulting from the reorganization into a Trust helped AltaGas achieve period over period improvements in the results.

Operating performance improvements are driven by growth from internal expansion and investment in assets of the Trust. AltaGas invests capital in its portfolio of long-term operating assets to expand existing capacities and to increase operating efficiencies where possible.

Significant items which have impacted individual quarterly earnings were as follows:

- Fourth quarter 2003 net income was higher by approximately $0.2 million as a result of the expansion of the Empress extraction facility completed late in the third quarter of 2003.

- Net income for the first quarter of 2004 included approximately $0.4 million contributed from the Rainbow Lake gathering and processing facilities acquired in late 2003.

- Second quarter 2004 net income was unfavourably impacted by $2.4 million in non-cash compensation expense recorded as the result of all outstanding unvested employee trust unit options vesting effective May 1, 2004 and by trust conversion costs of $3.5 million partially offset by reduced income tax expense resulting from the conversion to a trust.

- Net income in the third quarter of 2004 reflected continuing trust conversion costs, with AltaGas recording $0.9 million of trust conversion expenses for the quarter. During the quarter AltaGas also closed the acquisition of a 48 2/3 percent interest in EEEP from BP Canada Energy Resources Company adding $0.4 million to net income.

- Fourth quarter 2004 net income included the results of the PremStar businesses, acquired on October 6, 2004, which increased net income by $1.4 million for the quarter.

- Net income for the first quarter of 2005 was impacted by a $7.9 million after-tax gain related to the change in the Trust's ownership interest in Taylor.

Second quarter 2005 results are discussed in detail in an earlier section of this MD&A.

CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (CICA) issued Accounting guideline 15 (AcG-15) "Consolidation of Variable Interest Entities", which is effective for annual and interim reporting periods commencing after November 1, 2004. This guideline requires organizations to assess any entity in which it may have a variable interest to determine whether or not the assets, liabilities and results of the entities' activities should be reported on other than a consolidated basis. AltaGas' has determined there is no requirement for change to its reporting with regard to its interests in those entities reported in its consolidated financial statements.

On March 18, 2005 the CICA issued revised Emerging Issues Committee Abstract (EIC) 151 "Exchangeable Securities issued by Subsidiaries of Income Trusts". The EIC states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. Exchangeable securities issued and outstanding by AltaGas Limited Partnership No. 1 at December 31, 2004 and June 30, 2005 meet the criteria for equity presentation and as a result, EIC 151 has no effect on AltaGas.

CRITICAL ACCOUNTING ESTIMATES

AltaGas' financial statements have been prepared in accordance with generally accepted accounting principles. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For a full discussion of these critical accounting estimates, refer to the MD&A provided in AltaGas' 2004 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power services component and with respect to interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on the 2005 financial performance of AltaGas has been to provide revenue stability in the power services component. Alberta Power Pool prices ranged from $7.44 per MWh to $497.58 per MWh in the second quarter of 2005. Through the use of financial hedges on the portion of its 2005 power portfolio deemed optimal by management, AltaGas moderated the impact of this volatility on its business.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At June 30, 2005 the Trust had interest rates fixed through swap transactions with varying terms to maturity on $185.0 million of its $222.3 million total drawn bank debt. Including AltaGas' medium-term notes and capital leases, the rate has been fixed on 88 percent of AltaGas' total debt. The amount of fixed-rate debt was higher than the Trust's target of 70 to 75 percent of total debt due to the proceeds of the June 2004 equity offering being applied to floating rate debt.

INVESTED CAPITAL

During the second quarter of 2005, AltaGas invested $9.9 million in capital assets, energy services arrangements, contracts and relationships and long-term investments, compared to $3.2 million in the same period in 2004. For the six months ended June 30, 2005 the Trust invested $15.9 million, compared to $19.6 million for 2004. Net invested capital after the disposal of non-core assets and the Taylor disposition in the first quarter was $0.7 million for the first half of 2005.

INVESTED CAPITAL BY SEGMENT

For the three months ended June 30, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions, net of disposals:				
Capital assets	$ 7.1	$ 0.2	$ 2.4	$ 9.7
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	0.1	-	0.1	0.2
	$ 7.2	$ 0.2	$ 2.5	$ 9.9

For the three months ended June 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions, net of disposals:				
Capital assets	$ 4.3	$ -	$ 1.9	$ 6.2
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	(3.2)	-	0.2	(3.0)
	$ 1.1	$ -	$ 2.1	$ 3.2

For the six months ended June 30, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions, net of disposals:				
Capital assets	$ 3.6	$ 0.7	$ 4.3	$ 8.6
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	(8.0)	-	0.1	(7.9)
	$ (4.4)	$ 0.7	$ 4.4	$ 0.7

For the six months ended June 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions, net of disposals:				
Capital assets	$ 16.5	$ 0.3	$ 3.7	$ 20.5
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	(1.2)	-	0.3	(0.9)
	$ 15.3	$ 0.3	$ 4.0	$ 19.6

AltaGas categorizes its net invested capital into maintenance, growth and administrative categories. Growth capital accounted for $6.6 million in the second quarter of 2005, compared to $1.2 million for the same quarter in 2004, which included Gathering and Processing facility acquisitions and expansions as well as expansions in the Natural Gas Distribution segment. Maintenance capital projects amounting to $2.5 million in second quarter of 2005 and $1.0 million for the same period of 2004 were undertaken mainly in the Gathering and Processing and Natural Gas Distribution segments to maintain the productive capability of the facilities and gathering and distribution systems. Administrative capital expenditures, including computer hardware and software projects, totaled $0.8 million in the second quarter of 2005 compared to $1.0 million for the same period in 2004.

Growth capital spending was $10.5 million (before considering the impact of $15.2 million in dispositions) in the first half of 2005, compared to $15.4 million for the same period in 2004. Maintenance capital projects amounting to $3.9 million in the first half of 2005 and $2.3 million for the same period of 2004 were undertaken mainly in the Gathering and Processing and Natural Gas Distribution segments. Administrative capital expenditures, including computer hardware and software projects, totaled $1.5 million in the first half of 2005 compared to $1.9 million for the same period in 2004.

The composition of investing activity for the second quarter and first half of 2005 and 2004 are as follows:

INVESTED CAPITAL BY ACTIVITY

For the three months ended June 30, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 1.2	$ 0.2	$ 1.1	$ 2.5
Growth	5.5	(0.1)	1.2	6.6
Administrative	0.5	0.1	0.2	0.8
	$ 7.2	$ 0.2	$ 2.5	$ 9.9

For the three months ended June 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 0.7	$ -	$ 0.3	$ 1.0
Growth	(0.4)	-	1.6	1.2
Administrative	0.8	-	0.2	1.0
	$ 1.1	$ -	$ 2.1	$ 3.2

For the six months ended June 30, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 1.8	$ 0.4	$ 1.7	$ 3.9
Growth	(7.3)	0.1	2.5	(4.7)
Administrative	1.1	0.2	0.2	1.5
	$ (4.4)	$ 0.7	$ 4.4	$ 0.7

For the six months ended June 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Capital				
Maintenance	$ 1.2	$ -	$ 1.1	$ 2.3
Growth	12.9	-	2.5	15.4
Administrative	1.2	0.3	0.4	1.9
	$ 15.3	$ 0.3	$ 4.0	$ 19.6

LIQUIDITY AND CAPITAL RESOURCES

The Trust believes that its access to debt and equity markets, unutilized bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium DistributionTM programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions, and certain acquisition and expansion opportunities in 2005. A description of the Trust's credit facilities can be found in Notes 9 and 10 to the consolidated financial statements included in the Trust's 2004 Annual Report.

On April 29, 2005 AltaGas announced that it had filed a Universal Shelf Prospectus with Canadian Securities Commissions pursuant to which AltaGas Income Trust may issue up to an aggregate of $500 million of trust units and debt securities over a 25 month period. This filing will provide AltaGas with the flexibility to raise funds from the offering of trust units or debt securities through one or more methods of distribution when market conditions are appropriate. AltaGas plans to use the proceeds raised from any offerings to reduce outstanding indebtedness under the Trust's existing credit facilities and for general corporate purposes including the financing of acquisitions, other capital expenditures and investments.

OPERATING ACTIVITIES

Funds generated from operations before changes in operating assets and liabilities were $30.4 million and $61.5 million for the three and six months ended June 30, 2005, respectively, compared with $24.0 million and $46.1 million for the same periods in 2004. The increases primarily reflected increased earnings compared to the second quarter and first half of 2004.

AltaGas had a working capital deficit of $94.3 million at June 30, 2005, compared to a working capital deficit of $106.5 million at December 31, 2004 and a working capital surplus of $47.9 million at June 30, 2004. The primary driver for the change in working capital compared to June 30, 2004 was the reclassification on the balance sheet of AltaGas' $100.0 million medium-term notes (MTNs) due October 4, 2005 to current portion of long-term debt.

INVESTING ACTIVITIES

Cash used for investing activities for the quarter ended June 30, 2005 was $8.8 million compared with $6.3 million for the same period in 2004. This increase reflected decreased expenditures on capital assets in 2005 related to timing of capital projects.

Cash provided by investing activities for the first half of the year ended June 30, 2005 was $5.1 million, compared to cash used for investing activities of $24.6 million for the same period in 2004. The increase in cash from investing activities reflects decreased capital expenditures and proceeds on disposition of long-term investments and non-core capital assets.

FINANCING ACTIVITIES

Cash used in financing activities was $23.2 million and $53.1 million for the three and six month periods ended June 30, 2005, respectively, compared to cash provided by financing activities of $21.6 million and $15.8 million for the same periods in 2004. The proceeds received on the issuance of units by AltaGas in June 2004 were offset by the repayment of long-term debt in the second quarter of 2005.

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business components and segments. At June 30, 2005 AltaGas had total debt outstanding of $339.2 million, down from $359.5 million at December 31, 2004. AltaGas Operating Partnership had $100.0 million in MTNs

outstanding and AltaGas Holding Limited Partnership No.1 had access to prime loans, bankers' acceptances and letters of credit though bank lines totaling $425.0 million. As at June 30, 2005 AltaGas Holding Limited Partnership No.1 had drawn bank debt of $222.3 million and letters of credit outstanding of $36.8 million. These two entities fund all operating subsidiaries. As an income trust, AltaGas targets a debt to total capitalization ratio of between 45 and 50 percent. The Trust's debt to total capitalization ratio as at June 30, 2005 decreased to 40.5 percent from 42.6 percent at December 31, 2004.

RISK FACTORS

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of AltaGas. These risk factors are presented in the MD&A and AltaGas' Annual Information Form for the year ended December 31, 2004. Management has determined that with respect to continuing operations, AltaGas' market, financial and counterparty risks remain substantially unchanged since December 31, 2004.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI securityholders exchanged their shares in the company for trust units and eligible securityholders also received exchangeable units that are exchangeable into trust units on a one for one basis. The exchangeable units are not listed for trading on an exchange.

At July 29, 2005 the Trust had 52.0 million trust units and 2.1 million exchangeable units outstanding and a market capitalization of $1.4 billion based on a closing trading price on July 29, 2005 of $26.75 per trust unit. At July 29, 2005 there are 0.2 million options exercisable under the terms of the unit option plan.

OFF BALANCE SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

CONTRACTUAL OBLIGATIONS

There have been no material changes to AltaGas' contractual obligations since December 31, 2004. For further information on these contractual obligations, refer to the MD&A in AltaGas' 2004 Annual Report.

SUBSEQUENT EVENTS

On July 1, 2005 AltaGas implemented a defined contribution pension plan for substantially all of its full-time employees not employed in AltaGas Utilities Inc. Under the plan AltaGas will make contributions to the plan monthly for both a base employee amount as well as matching up to certain thresholds of contributions made by employees.

UNITHOLDER LIMITED LIABILITY LEGISLATION

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force. It provides that a unitholder will not be, as a beneficiary, liable for any act, defaults, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the trustee of the Trust, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's asset s. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

Consolidated Balance Sheets

($ thousands)	June 30 2005 (unaudited)	December 31 2004
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,818	$ 2,669
Accounts receivable	138,049	160,507
Inventory	398	250
Customer deposits	26,500	26,550
Other	6,813	4,845
	174,578	194,821
Capital assets	737,014	746,729
Energy services arrangements, contracts and relationships	109,491	113,102
Goodwill	18,860	18,860
Future income taxes	-	208
Long-term investments and other assets (note 3)	29,903	34,876
	$ 1,069,846	$ 1,108,596
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 118,927	$ 144,594
Distributions payable to unitholders	8,104	7,979
Short-term debt	4,275	7,016
Current portion of long-term debt	101,036	101,001
Customer deposits	26,500	26,550
Other	10,077	14,193
	268,919	301,333
Long-term debt	233,903	251,462
Asset retirement obligations	15,970	16,122
Future income taxes	53,762	56,164
	303,635	323,748
Unitholders' equity (notes 4 and 5)	497,292	483,515
	$ 1,069,846	$ 1,108,596

See accompanying notes to the consolidated financial statements

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

($ thousands except per unit amounts)	Three Months Ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
REVENUE				
Operating	$ 321,496	$ 175,069	$ 660,593	$ 368,198
Gain on investments (note 3)	152	(142)	9,340	(43)
Other	(556)	474	143	765
	321,092	175,401	670,076	368,920
EXPENSES				
Cost of sales	255,684	115,924	526,688	252,253
Operating and administrative	31,293	31,668	63,010	57,716
Amortization	12,114	10,219	24,169	20,209
	299,091	157,811	613,867	330,178
Operating income	22,001	17,590	56,209	38,742
Interest expense				
Short-term debt	201	140	281	247
Long-term debt	4,808	5,195	9,785	10,623
Income before income taxes	16,992	12,255	46,143	27,872
Income taxes	(2,073)	366	(542)	4,944
Net income	19,065	11,889	46,685	22,928
Accumulated earnings, beginning of period	224,439	142,057	196,819	131,018
Accumulated earnings, end of period	$ 243,504	$ 153,946	$ 243,504	$ 153,946
Net income per unit (note 5)				
Basic	$ 0.35	$ 0.25	$ 0.87	$ 0.49
Diluted	$ 0.35	$ 0.25	$ 0.87	$ 0.48

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flow

(unaudited)

($ thousands)	Three Months Ended June 30 2005	2004	Six months ended June 30 2005	2004
CASH FROM OPERATIONS				
Net income	$ 19,065	$ 11,889	$ 46,685	$ 22,928
Items not involving cash:				
Amortization	12,114	10,219	24,169	20,209
Accretion of asset retirement obligations	321	378	641	561
Stock option compensation (note 5)	4	2,355	4	2,491
Future income taxes	(2,151)	(438)	(2,004)	84
(Gain) loss on sale of assets and investment transactions	(141)	(37)	(9,347)	40
Equity loss (income)	554	(502)	(127)	(955)
Distributions from equity investments	703	45	1,443	599
Other	(57)	110	67	174
Funds generated from operations	30,412	24,019	61,531	46,131
ARO costs incurred and other	-	-	(145)	-
Net change in non-cash working capital	1,510	927	(13,322)	2,988
	31,922	24,946	48,064	49,119
INVESTING ACTIVITIES				
Decrease in customer deposits	(1,679)	-	50	-
Acquisition of capital assets	(7,245)	(9,341)	(12,550)	(25,824)
Disposition of capital assets	199	-	5,030	-
Acquisition of energy services arrangements and contracts	-	-	-	(12)
Acquisition of long-term investments and other assets	(283)	(64)	(419)	(2,237)
Disposition of long-term investments and other assets	220	3,140	13,027	3,440
	(8,788)	(6,265)	5,138	(24,633)
FINANCING ACTIVITIES				
Decrease in short-term debt	(2,919)	(10,578)	(2,706)	(4,491)
Decrease in long-term debt	(3,536)	(42,725)	(17,559)	(51,352)
Dividends	-	-	-	(5,051)
Distributions to unitholders	(24,202)	(6,931)	(48,213)	(6,931)
Net proceeds from issuance of units and common shares (note 5)	7,479	81,814	15,425	83,600
	(23,178)	21,580	(53,053)	15,775
Change in cash and cash equivalents	(44)	40,261	149	40,261
Cash and cash equivalents, beginning of period	2,862	-	2,669	-
Cash and cash equivalents, end of period	$ 2,818	$ 40,261	$ 2,818	$ 40,261

See accompanying notes to the consolidated financial statements

Selected Notes to the Consolidated Financial Statements

(Unaudited)
(tabular amounts in $ thousands)

1. STRUCTURE OF ALTAGAS INCOME TRUST

AltaGas Income Trust (the Trust) is an unincorporated open-ended trust established under the laws of Canada, pursuant to a Declaration of Trust dated March 26, 2004. The Trust commenced operations on May 1, 2004 as successor to AltaGas Services Inc. (ASI) when it acquired all of the shares of ASI for consideration of trust units or exchangeable units on a one for one basis. These unaudited interim consolidated financial statements follow the continuity of interest basis of accounting whereby the Trust is considered a continuation of ASI. As a result, the comparative period figures are those of the Trust, while the results of operations include ASI's results for the period up to and including April 30, 2004 and the Trust's results of operations from May 1, 2004 to June 30, 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the Trust's annual consolidated financial statements for the fiscal year ended December 31, 2004. These interim consolidated financial statements for the three and six months ended June 30, 2005 do not include all of the disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements included in the Trust's Annual Report.

3. GAIN ON INVESTMENTS

On February 7, 2005 the Trust sold 1.4 million partnership units of Taylor NGL Limited Partnership (Taylor) for proceeds of $12.8 million, realizing a pre-tax gain of $4.8 million. The sale reduced the Trust's ownership in Taylor to 4.0 million units or 14.0 percent.

On March 22, 2005 Taylor issued 13.0 million limited partnership units. AltaGas did not participate in this issue, which reduced the Trust's ownership in Taylor to 9.6 percent and resulted in a pre-tax dilution gain of $4.4 million.

On April 4, 2005 AltaGas recognized a pre-tax gain of $0.1 million resulting from a reorganization of an equity investee.

4. UNITHOLDERS' EQUITY

		June 30 2005		December 31 2004
Unitholders' capital (note 5)	$	402,063	$	386,638
Contributed surplus		2,827		2,823
Accumulated earnings		243,504		196,819
Accumulated dividends		(41,114)		(41,114)
Accumulated unitholders' distributions		(109,988)		(61,651)
	$	497,292	$	483,515

For the quarter ended June 30, 2005 $nil (2004 - $nil) of dividends and $24.0 million (2004 - $14.6 million) of distributions were paid by the Trust.

5. UNITHOLDERS' CAPITAL

Authorized

- an unlimited number of trust units redeemable for cash at the option of the holder
- an unlimited number of AltaGas Holding Limited Partnership No. 1 (LP1) class B limited partnership units, which are exchangeable into trust units on a one for one basis no later than May 1, 2014. Prior to May 1, 2014 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of LP1 units outstanding fall below 750,000. After May 1, 2014 the exchange is at the option of the Trust.
- an unlimited number of AltaGas Holding Limited Partnership No. 2 (LP2) class B limited partnership units, which are exchangeable into trust units on a one for one basis no later than May 1, 2009. Prior to May 1, 2009 the exchange is at the option of the unitholder at anytime, and at the option of the Trust should the number of LP2 units outstanding fall below 1,000,000. After May 1, 2009 the exchange is at the option of the Trust.

Trust units issued and outstanding:	Number of units		Amount
December 31, 2004	49,825,241	$	367,349
Units issued for cash on exercise of options	292,936		2,627
Units issued under distribution reinvestment program	557,590		12,798
Units issued for exchangeable units	1,223,651		7,003
June 30, 2005	51,899,418		389,777
Exchangeable units issued and outstanding:			
December 31, 2004	3,370,294		19,289
LP1 units redeemed for trust units	(1,223,651)		(7,003)
June 30, 2005	2,146,643		12,286
Issued and outstanding June 30, 2005	54,046,061	$	402,063

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. At June 30, 2005 3.8 million units were reserved for issuance under the plan. To June 30, 2005 options granted under the plan, including those granted in the second quarter of 2005, generally had a term of ten years to expiry and vested no longer than over a four-year period. On May 1, 2004 subsequent to the establishment of the Trust, all options granted prior to that date were vested.

At June 30, 2005 outstanding options are exercisable at various dates to the year 2015 (2004 - 2014). Options outstanding under the plan have a weighted average exercise price of $19.47 (2004 - $9.61) and a weighted average remaining term of 9.40 years (2004 - 7.73 years). As at June 30, 2005 the unexpensed fair value of unit option compensation cost associated with future periods was $0.1 million (June 30, 2004 - $nil).

	Number of Options		Weighted Average Exercise Price
Unit options outstanding, December 31, 2004	349,411	$	9.02
Granted	125,200		24.06
Exercised	(292,936)		8.94
Cancelled	(2,000)		23.80
Unit options outstanding, June 30, 2005	179,675	$	19.47
Exercisable at June 30, 2005	56,475	$	9.43

The basic number of units outstanding for the six months ended June 30, 2005 was 53.6 million (June 30, 2004 - 46.6 million) and the diluted number of units outstanding for the six months ended June 30, 2005 was 53.7 million (June 30, 2004 - 47.4 million).

6. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. Transactions between the reporting segments are recorded at fair value. The Trust has three reportable segments:

Gathering and Processing - natural gas gathering and processing, natural gas transmission, and ethane and natural gas liquids extraction.

Energy Services - power services, gas services and oil and natural gas production.

Natural Gas Distribution - natural gas distribution to end-users and related services.

For the three months ended June 30, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 73,467	$ 270,312	$ 22,011	$ (44,698)	$ 321,092
Cost of sales	(29,980)	(250,642)	(15,168)	40,106	(255,684)
Operating and administrative expenses	(26,444)	(4,836)	(4,605)	4,592	(31,293)
Amortization	(7,314)	(2,829)	(1,971)	-	(12,114)
Operating income	$ 9,729	$ 12,005	$ 267	$ -	$ 22,001
Net additions to:					
Capital assets	$ 7,116	$ 187	$ 2,399	$ -	$ 9,702
Energy Services arrangements, contracts and relationships	$ -	$ -	$ -	$ -	$ -
Long-term investments and other assets	$ 94	$ -	$ 81	$ -	$ 175
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 770,293	$ 162,666	$ 136,887	$ -	$ 1,069,846

For the three months ended June 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 45,952	$ 124,092	$ 20,519	$ (15,162)	$ 175,401
Cost of sales	(7,185)	(109,432)	(14,339)	15,032	(115,924)
Operating and administrative expenses	(25,063)	(2,581)	(4,154)	130	(31,668)
Amortization	(6,506)	(2,105)	(1,608)	-	(10,219)
Operating income	$ 7,198	$ 9,974	$ 418	$ -	$ 17,590
Net additions to:					
Capital assets	$ 4,347	$ (40)	$ 1,904	$ -	$ 6,211
Energy Services arrangements, contracts and relationships	$ -	$ (12)	$ -	$ -	$ (12)
Long-term investments and other assets	$ (3,209)	$ -	$ 242	$ -	$ (2,967)
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 655,842	$ 166,801	$ 130,001	$ -	$ 952,644

For the six months ended June 30, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 156,415	$ 553,868	$ 68,385	$ (108,592)	$ 670,076
Cost of sales	(59,129)	(517,757)	(49,726)	99,924	(526,688)
Operating and administrative expenses	(52,997)	(9,455)	(9,226)	8,668	(63,010)
Amortization	(14,571)	(5,646)	(3,952)	-	(24,169)
Operating income	$ 29,718	$ 21,010	$ 5,481	$ -	$ 56,209
Net additions to:					
Capital assets	$ 3,574	$ 702	$ 4,302	$ -	$ 8,578
Energy Services arrangements, contracts and relationships	$ -	$ -	$ -	$ -	$ -
Long-term investments and other assets	$ 7,991	$ -	$ 115	$ -	$ 7,876
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 770,293	$ 162,666	$ 136,887	$ -	$ 1,069,846

For the six months ended June 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Intersegment elimination	Total
Revenue	$ 90,644	$ 257,501	$ 68,648	$ (47,873)	$ 368,920
Cost of sales	(14,085)	(233,081)	(52,726)	47,639	(252,253)
Operating and administrative expenses	(44,608)	(4,913)	(8,429)	234	(57,716)
Amortization	(12,782)	(4,237)	(3,190)	-	(20,209)
Operating income	$ 19,169	$ 15,270	$ 4,303	$ -	$ 38,742
Net additions to:					
Capital assets	$ 16,454	$ 262	$ 3,749	$ -	$ 20,465
Energy Services arrangements, contracts and relationships	$ -	$ -	$ -	$ -	$ -
Long-term investments and other assets	$ (1,237)	$ -	$ 347	$ -	$ (890)
Goodwill	$ 18,860	$ -	$ -	$ -	$ 18,860
Segment assets	$ 655,842	$ 166,801	$ 130,001	$ -	$ 952,644

7. PENSION PLANS AND RETIREMENT BENEFITS

At June 30, 2005 substantially all full-time employees of the Trust's natural gas distribution subsidiary, AltaGas Utilities Inc., are members of one of two defined benefit non-contributory pension plans. AltaGas Utilities Inc. also has plans that provide other post-retirement benefits such as life insurance and health care.

The total post-retirement benefit cost recorded in the statement of income for the six months ended June 30, 2005 is $0.5 million (2004 - $0.6 million).

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

9. SEASONALITY

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual gas distribution revenue, resulting in strong first and fourth quarter results and second and third quarters that show either small profits or losses.

10. SUBSEQUENT EVENTS

On July 1, 2005 AltaGas implemented a defined contribution pension plan for substantially all remaining full-time employees not in the Trust's AltaGas Utilities Inc. subsidiary.

Under the plan AltaGas will contribute a base amount per employee as well as match employee contributions within established guidelines.

Financial and Operating Summary

FINANCIAL SUMMARY BY BUSINESS SEGMENT

($ millions)	Q2/05	Q1/05	Q4/04	Q3/04	Q2/04
REVENUE					
Gathering and Processing					
Field gathering and processing	30.6	29.9	32.1	28.5	28.4
Extraction	36.8	36.3	36.8	16.9	10.8
Transmission	6.6	6.6	6.6	6.5	6.4
Other	0.0	10.5	1.2	0.8	0.8
Intercomponent elimination	(0.5)	(0.4)	(0.5)	(0.6)	(0.5)
Energy Services	270.3	283.6	248.3	124.6	124.1
Natural Gas Distribution[1]	22.0	46.4	41.9	14.0	20.6
Intersegment elimination	(44.7)	(63.9)	(54.6)	(12.2)	(15.2)
	321.1	349.0	311.8	178.5	175.4
NET REVENUE					
Gathering and Processing					
Field gathering and processing	30.6	29.9	32.1	28.5	28.4
Extraction	6.8	7.2	8.2	5.5	3.6
Transmission	6.6	6.6	6.6	6.5	6.4
Other	0.0	10.5	1.2	0.8	0.9
Intercomponent elimination	(0.5)	(0.4)	(0.5)	(0.6)	(0.5)
Energy Services	19.6	16.5	18.9	16.6	14.6
Natural Gas Distribution[1]	6.9	11.8	9.7	5.1	6.2
Intersegment elimination	(4.6)	(4.1)	(4.6)	(0.9)	(0.1)
	65.4	78.0	71.6	61.5	59.5
OPERATING INCOME					
Gathering and Processing	9.7	20.0	14.1	12.1	7.2
Energy Services	12.0	9.0	11.4	11.6	10.0
Natural Gas Distribution[1]	0.3	5.2	3.9	(0.3)	0.4
	22.0	34.2	29.4	23.4	17.6

(1) Q2 and Q3 financial results reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment

Notes: Certain comparative figures have been reclassified to conform to the current financial statement presentation.
AltaGas adopted CICA Handbook guidelines on asset retirement obligations in 2003. Prior year information has been restated for the effect of this adoption.

OPERATING SUMMARY BY BUSINESS SEGMENT

	Q2/05	Q1/05	Q4/04	Q3/04	Q2/04
GATHERING AND PROCESSING					
Field gathering and processing					
Processing capacity (gross Mmcf/d) [1]	916	901	913	906	906
Processed throughput (gross Mmcf/d) [2]	561	558	558	552	563
Capacity utilization (percent) [1]	62	62	61	61	62
Average working interest (percent) [1]	89	90	90	89	89
Extraction					
Licensed inlet capacity (Mmcf/d) [1]	539	539	539	539	349
Production (Bbls/d) [2]	18,883	21,103	21,244	13,054	9,337
Transmission volumes (Mmcf/d) [2][4]	434	429	432	417	415
ENERGY SERVICES					
Power services					
Volume of power sold (thousands of MWh)	860	851	879	877	862
Price received on the sale of power ($/MWh) [2]	50.37	47.24	50.17	49.22	49.88
Average Alberta Power Pool prices ($/MWh) [2]	51.46	45.90	54.95	54.35	60.07
Gas services					
Retail energy contracts [7]	446	449	427	-	-
Average wholesale volumes marketed (GJ/d) [2]	301,416	342,275	243,671	144,160	136,489
NATURAL GAS DISTRIBUTION[5]					
Customers	60,866	60,638	60,430	60,048	59,266
Volume of natural gas distributed					
Sales (Bcf) [6]	2.0	5.4	4.4	1.5	2.2
Transportation (Bcf)	2.4	2.5	2.8	2.6	2.6
Degree day variance (percent) [3]	(4.2)	(1.8)	(4.4)	24.8	11.5

(1) At period end
(2) Quarter average
(3) Variance from 20-year average. Positive variances are favourable
(4) Excludes condensate transmission volumes
(5) Excludes Inuvik Gas Ltd. and Heritage Gas Limited operating statistics
(6) Q2 and Q3 2003 and natural gas distributed (Bcf) reflect the normal lower seasonal demand for natural gas in the Natural Gas Distribution segment
(7) Number of active service contracts end of period

Other Information

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

ABOUT ALTAGAS

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.4 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase arrangements and as a leading energy agency business, specializes in the procurement and supply of energy to end users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Debbie Stein (403) 269-5683
debbie.stein@altagas.ca

www.altagas.ca
Investor Relations: 1-877-691-7199
investor.relations@altagas.ca

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim consolidated financial statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc. (ASI). This MD&A dated August 10, 2005 is a review of the results of operations and the liquidity and capital resources of the Trust. It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Trust for the three and six month periods ended June 30, 2005 and the notes thereto and with the audited consolidated financial statements and MD&A contained in the Trust's annual report for the year ended December 31, 2004.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward looking statements. Such statements reflect the Trust's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements.

Additional information relating to AltaGas Income Trust can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004 the securityholders of AltaGas Services Inc. (ASI) voted in favour of a plan of arrangement to reorganize the business into an open-ended investment trust effective May 1, 2004. For each common share of ASI, shareholders received either one unit of the Trust (trust unit) or one exchangeable unit of AltaGas Holding Limited Partnership No. 1 or AltaGas Holding Limited Partnership No. 2 (trust units and exchangeable units being collectively units). As a result of implementing the reorganization, the Trust now indirectly holds through its subsidiaries and partnerships all of the assets, liabilities and businesses formerly owned by AltaGas Services Inc. The material businesses are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Power Holdings Partnership, AltaGas Pipelines Partnership and AltaGas Utilities Inc. (collectively the operating subsidiaries). The cash flows of the Trust are solely dependent on the results of the operating subsidiaries and are derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the trust structure.

AltaGas General Partner Inc., through its Board of Directors who are elected by the Trust at the direction of the holders of the units, manages or supervises the management of the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust.

The Trust pays cash distributions on the 15th day of each month, to unitholders of record on the 25th day of the previous month or in each case the following business day if the payment date or record date falls on a weekend or holiday.

Second quarter 2005 distributions declared were $0.15 monthly, or $0.45 per unit, amounting to $24.3 million. During the second quarter of 2004 the Trust paid distributions of $0.30 per unit, totaling $6.9 million. On August 10, 2005 the Trust announced an increase in the monthly distribution per unit of $0.01 to $0.16 per unit. The following table summarizes AltaGas' dividend and distribution declaration history[1].

(dollars per unit)	2005	2004	2003	2002	2001
First quarter	$ 0.45	$ 0.11	$ 0.08	$ 0.06	$ 0.03
Second quarter	0.45	0.30	0.08	0.06	0.03
Third quarter		0.45	0.11	0.08	0.06
Fourth quarter		0.45	0.11	0.08	0.06
	$ 0.90	$ 1.31	$ 0.38	$ 0.28	$ 0.18

(1) Dividends were paid to shareholders from first quarter 2001 through first quarter 2004. The Trust conversion occurred in May 2004 and monthly distributions to unitholders began in May 2004.

AltaGas has Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase plans (DRIP) for eligible holders of trust units and exchangeable units of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. DRIP participation generated $6.8 million in new equity through the issuance of 291,214 trust units in the second quarter of 2005. Since the DRIP was introduced in May 2004 it has contributed a total of $23.2 million of new equity as of June 30, 2005. Complete details on DRIP are available on the AltaGas website at www.altagas.ca.

CONSOLIDATED RESULTS

CONSOLIDATED FINANCIAL RESULTS	Three months ended June 30		Six months ended June 30	
($ millions)	2005	2004	2005	2004
Revenue	321.1	175.4	670.1	368.9
Net revenue[1]	65.4	59.5	143.4	116.7
EBITDA[1]	34.1	27.8	80.4	59.0
Net income	19.1	11.9	46.7	22.9
Net additions to capital assets	9.7	6.2	8.6	20.5
Total assets	1,069.8	952.6	1,069.8	952.6
Long-term liabilities	303.6	418.1	303.6	418.1
Cash flows				
Funds generated from operations[1]	30.4	24.0	61.5	46.1
Distributable cash[1][3]	27.9	23.0	57.6	43.8
Distributions/dividends[2]	24.2	6.9	48.2	12.0

($ per unit)				
EBITDA	0.63	0.59	1.50	1.27
Net income	0.35	0.25	0.87	0.49
Cash flows				
Funds generated from operations[1]	0.56	0.51	1.15	0.98
Distributable cash[1][3]	0.52	0.49	1.07	0.94
Distributions[2]	0.45	0.30	0.90	0.41
Units outstanding (millions)				
Basic	53.8	47.2	53.6	46.6
End of period	54.0	51.2	54.0	51.2

(1) Non-GAAP financial measure. See discussion in the following section of this MD&A

(2) Distributions of $0.15 per unit per month paid commencing June 2004 (declared in May) and dividends of $0.11 per share paid in the first quarter of 2004

(3) Based on cash from operations and is not impacted by investing and financing activities, consequently the first quarter of 2005 does not include proceeds of $12.8 million from sale of units in Taylor NGL Limited Partnership

Net income for the three and six month periods ended June 30, 2005 was $19.1 million and $46.7 million, respectively, compared to $11.9 million and $22.9 million for the same periods in 2004. The increases are mainly due to strong operating performance of acquisitions in the Gathering and Processing and Energy Services segments, as well as lower income taxes in the Trust structure, partially offset by a one-time loss of $0.5 million resulting from its ownership interest in Taylor NGL Limited Partnership (Taylor). This one-time charge resulted from Taylor's June 29, 2005 management reorganization transaction, partially offset by a dilution gain recorded as a result of an equity issuance. Net income reported for second quarter 2004 included $3.5 million before tax in costs related to the conversion to an income trust.

On a year-to-date basis, AltaGas' net income includes $7.4 million of non-recurring items related to its investment in Taylor including gains of $7.9 million reported in the first quarter of 2005 and losses reported in the second quarter described in the previous paragraph.

Funds generated from operations for the second quarter and first half of 2005 were $30.4 million and $61.5 million, respectively, compared to $24.0 million and $46.1 million for the same periods in 2004. The increases were mainly driven by higher net income for the periods.

Revenue for the three and six months ended June 30, 2005 increased 83 percent to $321.1 million and 82 percent to $670.1 million, respectively, from the same periods in 2004. In the extraction component and the Natural Gas Distribution and Energy Services segments, net revenue better reflects performance than does revenue as changes in the market prices of natural gas and power affect both revenue and cost of sales. Net revenue in the second quarter of 2005 was $65.4 million, or $5.9 million higher than the second quarter of 2004. For the first half of 2005 net revenue was $143.4 million or $26.7 million higher than the same period in 2004. The increase was primarily due to the acquisition of the Edmonton Ethane Extraction Plant (EEEP) and the PremStar businesses in the latter half of 2004.

Operating and administrative expenses for the second quarter and first half of 2005 were $31.3 million and $63.0 million, respectively, compared to $31.7 million and $57.7 million for the same periods in 2004. The increase in year-to-date operating and administrative expenses related primarily to increased costs from acquisitions completed in 2004.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the three months and six months ended June 30, 2005 increased 23 percent to $34.1 million and 36 percent to $80.4 million, respectively compared to the same periods in 2004.

Amortization expense for the second quarter and first half of 2005 increased 19 percent to $12.1 million and 20 percent to $24.2 million, respectively, compared to the same periods in 2004. The higher expense was due mainly to increases in the Trust's capital asset base from acquisitions and internal expansion projects.

Interest expense for the three and six months ended June 30, 2005 decreased to $5.0 million and $10.1 million, respectively, compared to $5.3 million and $10.9 million for the same periods in 2004. The decrease was primarily due to lower 2005 average debt balances resulting from the Trust's equity issue in June 2004 and higher funds generated from operations, partially offset by interest on a capital lease entered into in the third quarter of 2004 and higher average interest rates in 2005 when compared to 2004.

Income taxes for the second quarter of 2005 were $2.5 million less than reported for the same period in the prior year as a result of AltaGas operating as a trust for the full three months in the second quarter in 2005, but only two months for the same period in 2004. For the first half of 2005 income taxes were $5.6 million less than in the same period in 2004 also related to operating as a trust for the full six months ended June 30, 2005 and for only two months in the same period of 2004. AltaGas' consolidated income from corporations was taxable for the period January 1 through April 30, 2004. Once restructured as an income trust, corporate subsidiaries' taxable income is generally reduced to zero by interest payments to the Trust. Payments received by the Trust in the form of interest distributions or other income from its subsidiaries are taxable income to the Trust. As the Trust is entitled to deduct its administrative costs and distributions to unitholders and since in accordance with its Trust indenture it distributes all of its income to unitholders, the Trust is not expected to be liable for income taxes either currently or in the foreseeable future. Incorporated subsidiaries in AltaGas' Natural Gas Distribution segment, which operate as regulated businesses under Utility Board regulation, will continue to pay income tax.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this MD&A that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other issuers.

The purpose of these financial measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas.

NET REVENUE		Three months ended June 30		Six months ended June 30	
($ millions)		**2005**	2004	**2005**	2004
Net revenue		65.4	59.5	143.4	116.7
Add:	Cost of sales	255.7	115.9	526.7	252.2
Revenue (GAAP financial measure)		321.1	175.4	670.1	368.9

In the Energy Services and Natural Gas Distribution segments and the extraction component, net revenue is a better measure of business performance than revenue as changes in the market price of natural gas and power purchased for resale affect both revenue and the cost of sales.

OPERATING INCOME		Three months ended June 30		Six months ended June 30	
($ millions)		**2005**	2004	**2005**	2004
Operating income		22.0	17.6	56.2	38.8
Add (deduct):	Interest	(5.0)	(5.3)	(10.1)	(10.9)
	Income taxes	2.1	(0.4)	0.6	(5.0)
Net income (GAAP financial measure)		19.1	11.9	46.7	22.9

AltaGas reports segmented operating income in the Notes to the Consolidated Financial Statements, since interest and income taxes are not allocated to business segments. Operating income is used to measure operating performance without reference to financing decisions and income tax impacts, which are not controlled at the operating management level.

EBITDA		Three months ended June 30		Six months ended June 30	
($ millions)		**2005**	2004	**2005**	2004
EBITDA		34.1	27.8	80.4	59.0
Add (deduct):	Amortization	(12.1)	(10.2)	(24.2)	(20.2)
	Interest	(5.0)	(5.3)	(10.1)	(10.9)
	Income taxes	2.1	(0.4)	0.6	(5.0)
Net income (GAAP financial measure)		19.1	11.9	46.7	22.9

EBITDA is provided to assist in evaluating AltaGas' ability to generate cash and to cover interest payments.

NET INCOME BEFORE GAINS ON REDUCTION IN OWNERSHIP INTEREST IN LONG-TERM INVESTMENTS	Three months ended June 30		Six months ended June 30	
($ millions)	**2005**	2004	**2005**	2004
Net income before gains on reduction in ownership interest in long-term investments	18.9	12.0	38.6	22.9
Gains on long-term investments[1]	0.2[1]	(0.1)	8.1[2]	-
Net income (GAAP financial measure)	19.1	11.9	46.7	22.9

(1) After-tax gain on equity investment

(2) After-tax gain on Taylor transactions resulting from sale of Taylor units and dilution gain

Net income before gains on reduction in ownership interest in long-term investments is provided to assist in evaluating AltaGas' net income without reference to the non-recurring gains from changes in ownership interests in long-term investments or as a result of investee capital issuances and dispositions.

FUNDS GENERATED FROM OPERATIONS		Three months ended June 30		Six months ended June 30	
($ millions)		**2005**	2004	**2005**	2004
Funds generated from operations		30.4	24.0	61.5	46.1
Add (deduct):	Net change in non-cash working capital and other	1.5	0.9	(13.4)	3.0
Cash from operations (GAAP financial measure)		31.9	24.9	48.1	49.1

Funds generated from operations is provided to assist in determining AltaGas' ability to generate cash from operations after interest and taxes, without regard to changes in the Trust's non-cash working capital in the period.

DISTRIBUTABLE CASH		Three months ended June 30		Six months ended June 30	
($ millions)		**2005**	2004	**2005**	2004
Distributable cash flow		27.9	23.0	57.6	43.8
Add (deduct):	Maintenance capital expenditures	2.5	1.0	3.9	2.3
	Net change in non-cash working capital and other	1.5	0.9	(13.4)	3.0
Cash from operations (GAAP financial measure)		31.9	24.9	48.1	49.1

The Trust's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Distributable cash is a main performance measure used by management and investors to evaluate the performance of the Trust and its operating subsidiaries.

In the first quarter of 2005, AltaGas sold 1.4 million units of Taylor for proceeds of $12.8 million. As the Trust's distributable cash is based on cash from operations net of the change in non-cash working capital and maintenance capital expenditures, it is not impacted by changes to cash resulting from investing or financing activities and hence does not include the proceeds from the sale of Taylor units.

RESULTS OF OPERATIONS BY SEGMENT

AltaGas reports consolidated financial and operating results to the operating income level on the basis of three business segments: Gathering and Processing, Energy Services and Natural Gas Distribution.

OPERATING INCOME	Three months ended June 30		Six months ended June 30	
($ millions)	**2005**	2004	**2005**	2004
Gathering and Processing	9.7	7.2	29.7	19.2
Energy Services	12.0	10.0	21.0	15.3
Natural Gas Distribution	0.3	0.4	5.5	4.3
	22.0	17.6	56.2	38.8

GATHERING AND PROCESSING

The Gathering and Processing segment includes the field gathering and processing, extraction, and transmission components, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

FINANCIAL RESULTS ($ millions)	Three months ended June 30 2005	2004	Six months ended June 30 2005	2004
Revenue	73.5	45.9	156.4	90.6
Net revenue	43.5	38.8	97.3	76.6
Operating and administrative expense	26.5	25.1	53.0	44.6
Amortization expense	7.3	6.5	14.6	12.8
Operating income	9.7	7.2	29.7	19.2

OPERATING STATISTICS	Three months ended June 30 2005	2004	Six months ended June 30 2005	2004
Field gathering and processing				
Capacity (Mmcf/d)[1]	916	906	916	906
Throughput (gross Mmcf/d)[2]	561	563	560	562
Capacity utilization (percent)[1]	62	62	61	62
Average working interest (percent)[1]	89	89	89	89
Extraction				
Inlet capacity (Mmcf/d)[1]	539	349	539	349
Production (Bbls/d)[2]	18,883	9,337	19,987	9,678
Transmission volumes (Mmcf/d)[2][3]	434	415	432	405

(1) *As at June 30*

(2) *Average for the period*

(3) *Excludes condensate pipeline volumes*

The Gathering and Processing segment generated revenue for the second quarter and first half of 2005 of $73.5 million and $156.4 million, respectively, representing increases of 60 percent and 73 percent when compared to the same periods in 2004.

In the Gathering and Processing segment, net revenue for the three and six month periods ended June 30, 2005 was $43.5 million and $97.3 million, respectively, compared to $38.8 million and $76.6 million for the same periods in 2004.

Heavy rains and severe weather conditions experienced in Alberta during the month of June had no material impact on the second quarter 2005 Gathering and Processing segment results.

Operating income in Gathering and Processing for the quarter and first half was $9.7 million and $29.7 million, respectively, compared to $7.2 million and $19.2 million for the same periods in 2004. The increases were driven by the acquisition in extraction and strong operational performance in field gathering and processing, partially offset by $0.6 million in pre-tax non-recurring losses resulting from AltaGas' ownership interest in Taylor. The increase in the first half of 2005 also included the impact of AltaGas' disposition of 1.4 million units of Taylor in the first quarter of the year, which resulted in a pre-tax gain of $4.8 million and reduced its ownership interest to 4.0 million units or 14 percent. AltaGas also recorded a dilution gain in the first quarter of 2005 when Taylor offered partnership units for sale in a public offering in which AltaGas did not participate, resulting in a reduction in AltaGas' ownership interest in Taylor to less than 10 percent and a pre-tax dilution gain of $4.4 million.

In the field gathering and processing component, net revenue for the three and six month periods ended June 30, 2005 was $30.6 million and $60.5 million, respectively, compared to $28.4 million and $55.0 million for the same periods in 2004. The non-recurring loss related to Taylor recorded in the second quarter 2005 is reported in this component. A combination of AltaGas' contracting practices, strong operational performance and flexibility offset the wet weather and normal second quarter declines from road bans and winter breakup resulting in volumes that were down only slightly from the second quarter of 2004.

During the second quarter, AltaGas continued its program of internal expansion in the field gathering and processing component, initiating projects in Marten Creek, Kirkpatrick Lake, Mundare and Prairie River. These development projects are supported by producer commitments designed to minimize AltaGas' financial exposure to potential throughput declines.

In the extraction component, higher volumes processed resulted in net revenue for the three and six month periods ended June 30, 2005 of $6.8 million and $13.9 million, respectively, compared to $3.6 million and $7.1 million for the same periods in 2004. Average ethane and NGL volumes extracted for the second quarter and first half of 2005 more than doubled, reaching 18,883 and 19,987 Bbls/d, respectively, compared to the same periods in 2004. Volume and net revenue increases in 2005 were mainly due to the acquisition of a 48 2/3 percent interest in EEEP in late August 2004.

Gross invested capital in the Gathering and Processing segment was $7.2 million for the second quarter and $10.8 million (before disposition of non-core assets and the Taylor units) for the six months ended June 30, 2005 compared to $1.1 million for the second quarter of 2004 and $15.3 million for the six months ended June 30, 2004.

GATHERING AND PROCESSING OUTLOOK

For the remainder of 2005 natural gas prices are expected to remain strong and continue to drive high levels of drilling activity in AltaGas' catchment areas.

The full-year impact of the EEEP acquisition combined with the realization of value chain synergies with other components of the Trust are expected to provide stronger financial results in the extraction component in 2005.

Capital expenditures in the Gathering and Processing segment for the remainder of the year are expected to be in excess of $20 million, with the majority of the spending to occur in the field gathering and processing component.

ENERGY SERVICES

The Energy Services segment includes the power services and gas services components. This segment also includes the results of the oil and gas production component. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

FINANCIAL RESULTS ($ millions)	Three months ended June 30 2005	 2004	Six months ended June 30 2005	 2004
Revenue	**270.3**	124.1	**553.9**	257.5
Net revenue	**19.6**	14.6	**36.1**	24.4
Operating and administrative expense	**4.8**	2.5	**9.5**	4.9
Amortization expense	**2.8**	2.1	**5.6**	4.2
Operating income	**12.0**	10.0	**21.0**	15.3

OPERATING STATISTICS	Three months ended June 30 2005	 2004	Six months ended June 30 2005	 2004
Power services				
Volume of power sold (thousands of MWh)	**860**	862	**1,711**	1,725
Average price received on the sale of power ($/MWh)	**50.37**	49.88	**48.81**	47.83
Alberta Power Pool average spot price ($/MWh)	**51.46**	60.07	**48.68**	54.43
Gas services				
Retail energy services contracts[1]	**446**	-	**446**	-
Average wholesale volumes marketed (GJ/d)	**301,416**	136,489	**321,732**	154,543

(1) Active retail energy service contacts at the end of the reporting period

Net revenue in the Energy Services segment for the three and six months ended June 30, 2005 was $19.6 million and $36.1 million, respectively, compared to $14.6 million and $24.4 million for the same periods in 2004. The increase was mainly due to an acquisition in the gas services component in October 2004, combined with increased margins in the power services component.

Net revenue from the power services component for the quarter and first half of the year ended June 30, 2005 was $14.3 million and $24.6 million, representing increases of 10 percent and 19 percent, respectively, compared to the same periods in 2004. The increases can largely be attributed to lower transmission costs resulting from lower rates, lower power pool prices and lower generation.

AltaGas reduces its exposure to power price volatility by locking in prices on a substantial portion of its power supply. This is done by entering into forward contracts with terms ranging from one month to three years. The average prices received for power sales and the average Alberta Power Pool spot prices for the three and six months ended June 30, 2005 are provided in the previous table.

The gas services component's net revenue for the three and six months ended June 30, 2005 was $3.5 million and $7.6 million, compared to $nil and $0.3 million for the same periods in 2004. The increase was driven by service fees earned by the PremStar businesses.

ENERGY SERVICES OUTLOOK

The Energy Services segment outlook for 2005 remains positive. The power services component is expected to continue to benefit from disciplined price hedging, with a significant portion of its power supply sales for the remainder of the year locked in at higher average prices than in the prior year. In the gas services component, PremStar continues to generate cash flow and earnings in line with expectations and is achieving high rates of customer contract renewals in the ECNG retail services business.

NATURAL GAS DISTRIBUTION

The Natural Gas Distribution segment includes AltaGas Utilities Inc. (AUI), AltaGas' one-third interest in Inuvik Gas Ltd. and its 24.9 percent interest in Heritage Gas Limited (Heritage).

FINANCIAL RESULTS	Three months ended June 30		Six months ended June 30	
($ millions)	**2005**	2004	**2005**	2004
Revenue	22.0	20.6	68.4	68.7
Net revenue	6.9	6.2	18.7	15.9
Operating income	0.3	0.4	5.5	4.3

OPERATING STATISTICS[1]	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
Volume of natural gas distributed				
Sales (Bcf)	2.0	2.2	7.4	7.8
Transportation (Bcf)	2.4	2.6	4.9	5.6
Degree day variance (percent)[2]	(4.2)	11.5	(2.4)	4.3
Number of customers[3]	60,866	59,266	60,866	59,266

(1) AUI only
(2) Variance from 20 year average. Positive variances are favorable
(3) At June 30

The natural gas distribution business is highly seasonal with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of segment annual net revenue, resulting in strong first and fourth quarter results and second and third quarter results that show either small profits or losses.

For the second quarter and first half of 2005, net revenue in AltaGas' Natural Gas Distribution segment was $6.9 million and $18.7 million, respectively, compared to $6.2 million and $15.9 million for the same periods in 2004. The Natural Gas Distribution segment's results are driven mostly by changes in AUI's business. In the first quarter of 2004, AUI recorded negative revenue deficiency adjustments related to 2003 and 2004 to correct rates to those allowed in GRA filings that were lower than anticipated. In the first quarter of 2005, AUI recorded favourable adjustments to net revenue to reflect higher

anticipated GRA rates for the 2005 year. Without these adjustments, the quarter-over-quarter and year-over-year differences would relate solely to differences in weather.

In December 2004 AUI filed a Phase 1 General Rate Application for 2005 and 2006. A hearing on the application was completed on July 20, 2005 and a decision on this phase is expected in the fourth quarter of 2005.

Heritage continues to expand service within the Dartmouth area and has commenced construction of facilities to serve customers in the town of Amherst.

NATURAL GAS DISTRIBUTION OUTLOOK

The outlook for the Natural Gas Distribution segment for 2005, given weather patterns consistent with the first half of the year, is to achieve results similar to those in the first half of the year Heritage Gas will be investing capital in the build out to Amherst, but the 2005 results are not expected to be materially impacted.

Capital expenditures in the Natural Gas Distribution segment are expected to be in excess of $5.0 million over the remainder of 2005 with the majority of the spending expected to be in AUI and Heritage.

On May 25, 2005 AltaGas announced that its Board of Directors had approved in principle the spin out of the natural gas distribution business of AltaGas as a public corporation separate from AltaGas Income Trust and its subsidiaries.

As part of the transaction it is anticipated that AltaGas unitholders will receive a distribution of shares of a newly formed corporation that would indirectly own the assets of the natural gas distribution business.The disposition is subject to various regulatory approvals and is expected to be completed by late third quarter or early fourth quarter 2005.

SUMMARY OF EIGHT MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

($ millions)	Q2 05	Q1 05	Q4 04	Q3 04	Q2 04	Q1 04	Q4 03[1]	Q3 03[1]
Net revenue	65.4	78.0	71.6	61.5	59.5	57.2	61.0	53.3
Operating income	22.0	34.2	29.4	23.4	17.6	21.2	25.9	19.2
Net income	19.1	27.6	25.8	17.1	11.9	11.0	12.0	9.3
($ per unit)								
Earnings								
Basic	0.35	0.52	0.49	0.33	0.25	0.24	0.26	0.20
Diluted	0.35	0.52	0.48	0.33	0.25	0.24	0.26	0.20
Dividends/distributions[2]	0.45	0.45	0.45	0.45	0.30	0.11	0.11	0.11

(1) Prior periods have been restated for the impacts of the adoption of CICA Handbook guidance on accounting for asset retirement obligations

(2) The Trust pays a monthly distribution of $0.15 per unit. The distributions for the second quarter of 2004 are for the period starting May 1, 2004, the effective date of the Trust. Prior to May 1, 2004 ASI paid quarterly dividends from the first quarter of 2001 through the first quarter of 2004

Identifiable trends in AltaGas' business in the past eight quarters reflect the organization's growth, a favourable business environment and seasonality in the business.

The Natural Gas Distribution segment distributes natural gas primarily for heating purposes, and therefore reports higher net revenues in the first and fourth quarters, due to the high physical volumes of gas delivery during the winter heating season. Operating costs, on the other hand, are generally incurred uniformly over the year. This typically results in profitable first and fourth quarters and second and third quarter losses for the segment.

The conversion to a Trust was effective May 1, 2004. Operating performance improvements, acquisitions and a positive income tax impact resulting from the reorganization into a Trust helped AltaGas achieve period over period improvements in the results.

Operating performance improvements are driven by growth from internal expansion and investment in assets of the Trust. AltaGas invests capital in its portfolio of long-term operating assets to expand existing capacities and to increase operating efficiencies where possible.

Significant items which have impacted individual quarterly earnings were as follows:

- Fourth quarter 2003 net income was higher by approximately $0.2 million as a result of the expansion of the Empress extraction facility completed late in the third quarter of 2003.
- Net income for the first quarter of 2004 included approximately $0.4 million contributed from the Rainbow Lake gathering and processing facilities acquired in late 2003.
- Second quarter 2004 net income was unfavourably impacted by $2.4 million in non-cash compensation expense recorded as the result of all outstanding unvested employee trust unit options vesting effective May 1, 2004 and by trust conversion costs of $3.5 million partially offset by reduced income tax expense resulting from the conversion to a trust.
- Net income in the third quarter of 2004 reflected continuing trust conversion costs, with AltaGas recording $0.9 million of trust conversion expenses for the quarter. During the quarter AltaGas also closed the acquisition of a 48 2/3 percent interest in EEEP from BP Canada Energy Resources Company adding $0.4 million to net income.
- Fourth quarter 2004 net income included the results of the PremStar businesses, acquired on October 6, 2004, which increased net income by $1.4 million for the quarter.
- Net income for the first quarter of 2005 was impacted by a $7.9 million after-tax gain related to the change in the Trust's ownership interest in Taylor.

Second quarter 2005 results are discussed in detail in an earlier section of this MD&A.

CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (CICA) issued Accounting guideline 15 (AcG-15) "Consolidation of Variable Interest Entities", which is effective for annual and interim reporting periods commencing after November 1, 2004. This guideline requires organizations to assess any entity in which it may have a variable interest to determine whether or not the assets, liabilities and results of the entities' activities should be reported on other than a consolidated basis. AltaGas' has determined there is no requirement for change to its reporting with regard to its interests in those entities reported in its consolidated financial statements.

On March 18, 2005 the CICA issued revised Emerging Issues Committee Abstract (EIC) 151 "Exchangeable Securities issued by Subsidiaries of Income Trusts". The EIC states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. Exchangeable securities issued and outstanding by AltaGas Limited Partnership No. 1 at December 31, 2004 and June 30, 2005 meet the criteria for equity presentation and as a result, EIC 151 has no effect on AltaGas.

CRITICAL ACCOUNTING ESTIMATES

AltaGas' financial statements have been prepared in accordance with generally accepted accounting principles. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For a full discussion of these critical accounting estimates, refer to the MD&A provided in AltaGas' 2004 Annual Report.

FINANCIAL INSTRUMENTS

AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the power services component and with respect to interest rates on debt. These contracts are designed as hedges and gains and losses relating to such contracts are deferred and recognized in the same period and financial statement category as the corresponding hedged transaction.

The most significant impact of these contracts on the 2005 financial performance of AltaGas has been to provide revenue stability in the power services component. Alberta Power Pool prices ranged from $7.44 per MWh to $497.58 per MWh in the second quarter of 2005. Through the use of financial hedges on the portion of its 2005 power portfolio deemed optimal by management, AltaGas moderated the impact of this volatility on its business.

AltaGas reduces financing costs and minimizes the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At June 30, 2005 the Trust had interest rates fixed through swap transactions with varying terms to maturity on $185.0 million of its $222.3 million total drawn bank debt. Including AltaGas' medium-term notes and capital leases, the rate has been fixed on 88 percent of AltaGas' total debt. The amount of fixed-rate debt was higher than the Trust's target of 70 to 75 percent of total debt due to the proceeds of the June 2004 equity offering being applied to floating rate debt.

INVESTED CAPITAL

During the second quarter of 2005, AltaGas invested $9.9 million in capital assets, energy services arrangements, contracts and relationships and long-term investments, compared to $3.2 million in the same period in 2004. For the six months ended June 30, 2005 the Trust invested $15.9 million, compared to $19.6 million for 2004. Net invested capital after the disposal of non-core assets and the Taylor disposition in the first quarter was $0.7 million for the first half of 2005.

INVESTED CAPITAL BY SEGMENT

For the three months ended June 30, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions, net of disposals:				
Capital assets	$ 7.1	$ 0.2	$ 2.4	$ 9.7
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	0.1	-	0.1	0.2
	$ 7.2	$ 0.2	$ 2.5	$ 9.9

For the three months ended June 30, 2004	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions, net of disposals:				
Capital assets	$ 4.3	$ -	$ 1.9	$ 6.2
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	(3.2)	-	0.2	(3.0)
	$ 1.1	$ -	$ 2.1	$ 3.2

For the six months ended June 30, 2005	Gathering and Processing	Energy Services	Natural Gas Distribution	Total
Additions, net of disposals:				
Capital assets	$ 3.6	$ 0.7	$ 4.3	$ 8.6
Energy service arrangements, contracts and relationships	-	-	-	-
Long-term investments and other assets	(8.0)	-	0.1	(7.9)
	$ (4.4)	$ 0.7	$ 4.4	$ 0.7

For the six months ended June 30, 2004		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Additions, net of disposals:								
Capital assets	$	16.5	$	0.3	$	3.7	$	20.5
Energy service arrangements, contracts and relationships		-		-		-		-
Long-term investments and other assets		(1.2)		-		0.3		(0.9)
	$	15.3	$	0.3	$	4.0	$	19.6

AltaGas categorizes its net invested capital into maintenance, growth and administrative categories. Growth capital accounted for $6.6 million in the second quarter of 2005, compared to $1.2 million for the same quarter in 2004, which included Gathering and Processing facility acquisitions and expansions as well as expansions in the Natural Gas Distribution segment. Maintenance capital projects amounting to $2.5 million in second quarter of 2005 and $1.0 million for the same period of 2004 were undertaken mainly in the Gathering and Processing and Natural Gas Distribution segments to maintain the productive capability of the facilities and gathering and distribution systems. Administrative capital expenditures, including computer hardware and software projects, totaled $0.8 million in the second quarter of 2005 compared to $1.0 million for the same period in 2004.

Growth capital spending was $10.5 million (before considering the impact of $15.2 million in dispositions) in the first half of 2005, compared to $15.4 million for the same period in 2004. Maintenance capital projects amounting to $3.9 million in the first half of 2005 and $2.3 million for the same period of 2004 were undertaken mainly in the Gathering and Processing and Natural Gas Distribution segments. Administrative capital expenditures, including computer hardware and software projects, totaled $1.5 million in the first half of 2005 compared to $1.9 million for the same period in 2004.

The composition of investing activity for the second quarter and first half of 2005 and 2004 are as follows:

INVESTED CAPITAL BY ACTIVITY

For the three months ended June 30, 2005		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Capital								
Maintenance	$	1.2	$	0.2	$	1.1	$	2.5
Growth		5.5		(0.1)		1.2		6.6
Administrative		0.5		0.1		0.2		0.8
	$	7.2	$	0.2	$	2.5	$	9.9

For the three months ended June 30, 2004		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Capital								
Maintenance	$	0.7	$	-	$	0.3	$	1.0
Growth		(0.4)		-		1.6		1.2
Administrative		0.8		-		0.2		1.0
	$	1.1	$	-	$	2.1	$	3.2

For the six months ended June 30, 2005		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Capital								
Maintenance	$	1.8	$	0.4	$	1.7	$	3.9
Growth		(7.3)		0.1		2.5		(4.7)
Administrative		1.1		0.2		0.2		1.5
	$	(4.4)	$	0.7	$	4.4	$	0.7

For the six months ended June 30, 2004		Gathering and Processing		Energy Services		Natural Gas Distribution		Total
Capital								
Maintenance	$	1.2	$	-	$	1.1	$	2.3
Growth		12.9		-		2.5		15.4
Administrative		1.2		0.3		0.4		1.9
	$	15.3	$	0.3	$	4.0	$	19.6

LIQUIDITY AND CAPITAL RESOURCES

The Trust believes that its access to debt and equity markets, unutilized bank credit facilities, funds generated from operations and funds generated from the Trust's Distribution Reinvestment and Premium DistributionTM programs will provide it with sufficient capital resources and liquidity to fund existing operations, future distributions, and certain acquisition and expansion opportunities in 2005. A description of the Trust's credit facilities can be found in Notes 9 and 10 to the consolidated financial statements included in the Trust's 2004 Annual Report.

On April 29, 2005 AltaGas announced that it had filed a Universal Shelf Prospectus with Canadian Securities Commissions pursuant to which AltaGas Income Trust may issue up to an aggregate of $500 million of trust units and debt securities over a 25 month period. This filing will provide AltaGas with the flexibility to raise funds from the offering of trust units or debt securities through one or more methods of distribution when market conditions are appropriate. AltaGas plans to use the proceeds raised from any offerings to reduce outstanding indebtedness under the Trust's existing credit facilities and for general corporate purposes including the financing of acquisitions, other capital expenditures and investments.

OPERATING ACTIVITIES

Funds generated from operations before changes in operating assets and liabilities were $30.4 million and $61.5 million for the three and six months ended June 30, 2005, respectively, compared with $24.0 million and $46.1 million for the same periods in 2004. The increases primarily reflected increased earnings compared to the second quarter and first half of 2004.

AltaGas had a working capital deficit of $94.3 million at June 30, 2005, compared to a working capital deficit of $106.5 million at December 31, 2004 and a working capital surplus of $47.9 million at June 30, 2004. The primary driver for the change in working capital compared to June 30, 2004 was the reclassification on the balance sheet of AltaGas' $100.0 million medium-term notes (MTNs) due October 4, 2005 to current portion of long-term debt.

INVESTING ACTIVITIES

Cash used for investing activities for the quarter ended June 30, 2005 was $8.8 million compared with $6.3 million for the same period in 2004. This increase reflected decreased expenditures on capital assets in 2005 related to timing of capital projects.

Cash provided by investing activities for the first half of the year ended June 30, 2005 was $5.1 million, compared to cash used for investing activities of $24.6 million for the same period in 2004. The increase in cash from investing activities reflects decreased capital expenditures and proceeds on disposition of long-term investments and non-core capital assets.

FINANCING ACTIVITIES

Cash used in financing activities was $23.2 million and $53.1 million for the three and six month periods ended June 30, 2005, respectively, compared to cash provided by financing activities of $21.6 million and $15.8 million for the same periods in 2004. The proceeds received on the issuance of units by AltaGas in June 2004 were offset by the repayment of long-term debt in the second quarter of 2005.

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business components and segments. At June 30, 2005 AltaGas had total debt outstanding of $339.2 million, down from $359.5 million at December 31, 2004. AltaGas Operating Partnership had $100.0 million in MTNs

outstanding and AltaGas Holding Limited Partnership No.1 had access to prime loans, bankers' acceptances and letters of credit though bank lines totaling $425.0 million. As at June 30, 2005 AltaGas Holding Limited Partnership No.1 had drawn bank debt of $222.3 million and letters of credit outstanding of $36.8 million. These two entities fund all operating subsidiaries. As an income trust, AltaGas targets a debt to total capitalization ratio of between 45 and 50 percent. The Trust's debt to total capitalization ratio as at June 30, 2005 decreased to 40.5 percent from 42.6 percent at December 31, 2004.

RISK FACTORS

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of AltaGas. These risk factors are presented in the MD&A and AltaGas' Annual Information Form for the year ended December 31, 2004. Management has determined that with respect to continuing operations, AltaGas' market, financial and counterparty risks remain substantially unchanged since December 31, 2004.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI securityholders exchanged their shares in the company for trust units and eligible securityholders also received exchangeable units that are exchangeable into trust units on a one for one basis. The exchangeable units are not listed for trading on an exchange.

At July 29, 2005 the Trust had 52.0 million trust units and 2.1 million exchangeable units outstanding and a market capitalization of $1.4 billion based on a closing trading price on July 29, 2005 of $26.75 per trust unit. At July 29, 2005 there are 0.2 million options exercisable under the terms of the unit option plan.

OFF BALANCE SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, nor under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the registrant, or engages in leasing, hedging or research and development services with the registrant.

CONTRACTUAL OBLIGATIONS

There have been no material changes to AltaGas' contractual obligations since December 31, 2004. For further information on these contractual obligations, refer to the MD&A in AltaGas' 2004 Annual Report.

SUBSEQUENT EVENTS

On July 1, 2005 AltaGas implemented a defined contribution pension plan for substantially all of its full-time employees not employed in AltaGas Utilities Inc. Under the plan AltaGas will make contributions to the plan monthly for both a base employee amount as well as matching up to certain thresholds of contributions made by employees.

UNITHOLDER LIMITED LIABILITY LEGISLATION

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force. It provides that a unitholder will not be, as a beneficiary, liable for any act, defaults, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the trustee of the Trust, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's asset s. The trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, PATRICIA M. NEWSON, Senior Vice President and Chief Financial Officer certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Income Trust (the issuer) for the interim period ending June 30, 2005.
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 10, 2005

Patricia M. Newson
Senior Vice President and Chief Financial Officer

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, DAVID W. CORNHILL, Chairman and Chief Executive Officer certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Income Trust (the issuer) for the interim period ending June 30, 2005.
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 10, 2005

David W. Cornhill
Chairman and Chief Executive Officer

DEALER AGREEMENT

August 23, 2005

AltaGas Income Trust
AltaGas Holding Limited Partnership No. 1
c/o their agent, AltaGas General Partner Inc.
1700, 355 - 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

Attention: Patricia M. Newson, Senior Vice President, Finance and Chief Financial Officer

Dear Madam:

We understand that AltaGas Income Trust (the "**Trust**") proposes to issue and sell from time to time in all of the provinces of Canada (the "**Selling Provinces**") and such other jurisdictions as the Trust may determine from time to time (collectively, the "**Jurisdictions**"), unsecured medium term notes (the "**Medium Term Notes**"), as described in the English and French language versions of the Trust's short form shelf prospectus dated May 18, 2005, as supplemented by the prospectus supplement dated August 23, 2005, and as further amended or supplemented from time to time. The Trust's payment obligations under the Medium Term Notes will initially be guaranteed unconditionally by AltaGas Holding Limited Partnership No. 1 ("**AltaGas LP #1**"), an indirect subsidiary of the Trust, subject to release in accordance with the terms of the guarantee and the Principal Indenture (as defined below).

Subject to the terms and conditions contained herein, the Trust hereby appoints, severally, BMO Nesbitt Burns Inc., Scotia Capital Inc., RBC Dominion Securities Inc., National Bank Financial Inc. and CIBC World Markets Inc. (collectively, the "**Dealers**" and individually, a "**Dealer**") as its exclusive (subject to the Trust's rights to sell Medium Term Notes and to appoint additional agents as provided hereunder) agents to solicit, from time to time, offers to purchase Medium Term Notes, such solicitations to be made directly and through other Canadian investment dealers approved in writing by the Trust (together with the Dealers, referred to herein as the "**Selling Firms**") and in the Jurisdictions only, and the Dealers hereby severally accept the appointment. The Trust may add additional agents hereunder by delivering to the then existing Dealers a copy of this Agreement signed by such agent, whereupon such agent shall become one of the Dealers hereunder unless one or more of the existing Dealers is reasonably of the view that the new agent would not be able to fulfill its responsibilities under this Agreement and so notifies the Trust within ten days of receipt of the foregoing copy of this Agreement. The agency sales will be subject to acceptance by the Trust of all offers to purchase Medium Term Notes and to the requirements of any applicable Securities Laws (as defined below) or any other laws.

A Dealer, either alone or severally, and not jointly, with one or more of the other Dealers, may from time to time purchase, as principal for resale to the public at prices to be negotiated with each purchaser, in the Jurisdictions only, Medium Term Notes from the Trust at prices and commissions, if any, as may from time to time be agreed upon between the Trust and the Dealer or Dealers. Any agreement between the Trust and a Dealer or Dealers relating to the purchase by such Dealer or Dealers of Medium Term Notes as principals shall be substantially in the form of Schedule C to this Agreement. Any purchase of Medium Term Notes as underwriter or principal will be deemed to have been made on the basis of the representations and warranties of the Trust herein contained and shall be subject to the terms and conditions herein set forth together with the terms and conditions set forth in the Underwriting Addendum for the sale of such Medium Term Notes.

The Trust may also offer the Medium Term Notes, from time to time directly to the public at prices and upon terms agreed to by the Trust and the purchaser of the Medium Term Notes (or any agent or investment dealer acting on behalf of such purchaser), provided that the Trust may not so offer the Medium Term Notes (i) on a date the Trust requests the Dealers to solicit offers to purchase Medium Term Notes, or (ii) during any period commencing on the date on which a Dealer, either alone or together with one or more of the other Dealers, has agreed to purchase Medium Term Notes as principal for resale, and ending, unless otherwise agreed with the Dealer or Dealers, on the earlier of 30 days from the date of issuance of such Medium Term Notes and the date on which all agreements relating to sales of such Medium Term Notes by or through the Dealers are binding on the public purchasers of Medium Term Notes or, in the case of (i) above, such date such request is revoked. It is acknowledged that an offering of Medium Term Notes directly to the public may include the acceptance by the Trust of an unsolicited offer to purchase Medium Term Notes received from an investment dealer, other than a Dealer, acting as agent for one or more purchasers and not as agent for the Trust or as principal for resale. Unless otherwise agreed upon by the Trust and BMO Nesbitt Burns Inc., on behalf of the Dealers, the Trust will not sell Medium Term Notes to any investment dealer, other than a Dealer, which is purchasing as principal for resale to the public. No commission shall be payable to the Dealers for sales made directly by the Trust.

For each Medium Term Note sold under this Agreement by one or more of the Dealers, the Trust will pay to such Dealer, or to such Dealers collectively, a commission as determined in accordance with Schedule A attached hereto or such other commission as the Trust and the Dealer or Dealers may determine from time to time. The commission in respect of any particular Medium Term Note will be payable in the same currency as the principal of the Medium Term Note.

1. Definitions

In this Agreement:

(a) "**Agreement**" means this agreement as amended form time to time;

(b) "**Arrangement**" means the arrangement, under the provisions of section 192 of the *Canada Business Corporations Act*, involving, among others, AltaGas

Services Inc. and the Trust pursuant to which the business of AltaGas Services Inc. was reorganized into an income trust effective May 1, 2004;

(c) "**Closing Date**" means the date on which Medium Term Notes are issued;

(d) "**CPA Rules**" means the rules and procedures established by the Canadian Payments Association relating to the clearance of electronic funds transfers;

(e) "**DBRS**" means Dominion Bond Rating Service Limited, and any successors thereto;

(f) "**Dealers' Counsel**" means Blake, Cassels & Graydon LLP or such other legal counsel acceptable to the Dealers and the Trust;

(g) "**Declaration of Trust**" means the declaration of trust of the Trust dated March 26, 2004 as amended by the First Supplemental Indenture dated April 30, 2004, as further amended from time to time;

(h) "**Distribution**" and "**Distribution to the Public**" have the meanings attributed thereto under applicable Securities Laws, and "**Distribute**" means to effect a Distribution;

(i) "**Exchange**" means the Toronto Stock Exchange;

(j) "**Financial Statements**" means, collectively, at any time, the audited annual comparative consolidated financial statements of the Trust, together with the auditors' report thereon, and the unaudited interim comparative consolidated financial statements of the Trust incorporated or deemed to be incorporated by reference in the Prospectus;

(k) "**General Partner**" means AltaGas General Partner Inc., a corporation incorporated pursuant to the *Canada Business Corporations Act*;

(l) "**Guarantor**" means any subsidiary of the Trust that has entered into a Subsidiary Guarantee under the Principal Indenture;

(m) "**material**" or "**materially**", when used in relation to the Trust, means material in relation to the Trust and its subsidiaries on a consolidated basis;

(n) "**material change**", "**material fact**" and "**misrepresentation**" have the meanings attributed thereto under applicable Securities Laws;

(o) "**Material Subsidiaries**" means a direct or indirect subsidiary of the Trust, provided however, such term shall not include a subsidiary if the amount of the Trust's share (based on its percentage ownership of voting interests of such subsidiary) of the total assets or total revenues of such subsidiary does not exceed 10% of the consolidated assets or consolidated revenues, as the case may be, of

the Trust in each case as at the date of the most recent audited financial statements of the Trust;

(p) "**NI 44-102**" means National Instrument 44-102 – "Shelf Distributions" of the Canadian Securities Administrators;

(q) "**No Trade Period**" has the meaning attributed thereto in section 5;

(r) "**Pricing Supplement**" means a pricing supplement in either or both the English and French languages incorporated by reference into the Prospectus for purposes of a Distribution of the Medium Term Notes, as contemplated by NI 44-102;

(s) "**Principal Indenture**" means the trust indenture dated May 12, 2005 between the Trust and Computershare Trust Company of Canada, as trustee, as the same may be amended or supplemented from time to time, providing for the issue of debt securities of the Trust, including the Medium Term Notes;

(t) "**Prospectus**" means, collectively, the short form shelf prospectus of the Trust dated May 18, 2005 and the prospectus supplement dated August 23, 2005 relating to the Distribution of the Medium Term Notes, in both the English and French languages, including the documents or information incorporated or deemed to be incorporated therein by reference, and as further supplemented or amended from time to time;

(u) "**Prospectus Amendment**" means an amendment to the Prospectus, in both the English and French languages;

(v) "**Prospectus Supplement**" means a supplement, in both the English and French languages, incorporated by reference in the Prospectus for purposes of Distribution of the Medium Term Notes, as contemplated by NI 44-102, which term shall, as applicable, include a Pricing Supplement;

(w) "**S&P**" means Standard & Poor's, a division of The McGraw Hill Companies, Inc., and any successor thereto;

(x) "**Securities Commissions**" means the securities commission or the securities regulatory authority in each of the Jurisdictions;

(y) "**Securities Laws**" means the securities acts or similar statutes of each of the Jurisdictions and all rules, regulations, policy statements, notices and blanket orders or rulings thereunder,

(z) "**Shelf Procedures**" means the rules and procedures established pursuant to NI 44-102;

(aa) "**subsidiary**" has the meaning attributed thereto in the *Canada Business Corporations Act* or, with respect to an entity other than a corporation, means an

entity in which the Trust directly or indirectly owns not less than 50% of the capital or income interests;

(bb) **"Subsidiary Guarantee"** means the guarantee agreements executed by each of the Guarantors, substantially in the form of Schedule B to the Principal Indenture, pursuant to which the Guarantors guarantee the performance of certain obligations of the Trust under the Principal Indenture.

(cc) **"Tax Act"** means the *Income Tax Act* (Canada); and

(dd) **"Trust's Counsel"** means Fraser Milner Casgrain LLP or such other legal counsel acceptable to the Trust and the Dealers.

2. Terms of Medium Term Notes

The Medium Term Notes will be issued pursuant to the Principal Indenture and shall, in all material respects, have the attributes and characteristics described in the Prospectus. All terms and conditions of each Medium Term Note issued by the Trust from time to time will be determined by the Trust in its sole discretion and set forth in the applicable Pricing Supplement. These terms and conditions shall, as applicable, include, without limiting the generality of the foregoing, the principal amount of Medium Term Notes being offered, the denominations, the currency or currency unit, the issue and delivery date, the maturity date, the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), redemption or repurchase provisions (if any), the names of the dealers, the dealers' commission, method of distribution, the proceeds to the Trust and issue price (at par, at a premium or at a discount).

3. Filing of Prospectus Documents

(a) The Trust shall as soon as possible fulfill and shall continue to fulfill during the term of this Agreement, all legal requirements to be fulfilled by the Trust (including, from time to time, any filings, proceedings and legal requirements set forth in NI 44-102) to enable the Medium Term Notes to be continuously offered for sale and sold to the public in each of the Selling Provinces under NI 44-102 in compliance with the applicable Securities Laws by or through investment dealers and brokers who comply with the applicable Securities Laws.

(b) To the extent that in so fulfilling such legal requirements as referred to in subsection 3(a), the filings or proceedings referred to in subsection 3(a) result in the Dealers assuming additional liability, the Trust shall consult with the Dealers as to such filings and proceedings it proposes to effect.

4. Distribution of the Medium Term Notes

The Dealers shall, on such dates as the Trust has notified the Dealers in accordance with the operating procedures set forth in Schedule B hereto that it seeks to sell Medium Term Notes, use their best efforts to solicit offers to purchase the Medium Term Notes from, and sell the Medium Term Notes to, members of the public in the Selling Provinces, directly and through

other Selling Firms, only as permitted by and in compliance with the applicable Securities Laws, upon the terms and conditions set forth in the Prospectus and in this Agreement. With the consent of the Trust, the Dealers may solicit offers to purchase or sell Medium Term Notes outside of the Selling Provinces in accordance with applicable law, but will not solicit offers to purchase or sell Medium Term Notes so as to require registration of the Medium Term Notes or the filing of a prospectus with respect to the distribution of Medium Term Notes under the laws of such jurisdictions, and will require each Selling Firm to agree with the Dealers not to so solicit or sell. For purposes of this section 4, the Dealers shall be entitled to assume that the Medium Term Notes are qualified for Distribution in all of the Selling Provinces. The Dealers shall, as soon as practicable after the Dealers have distributed Medium Term Notes, but in any event not later than 25 days after the month in which the sale occurred, provide the Trust with a comprehensive breakdown of the Medium Term Notes distributed by the Dealers collectively, both through agency sales and principal sales (separately enumerated), in each of the Jurisdictions where a breakdown is required for the purpose of calculating fees payable by the Trust to the Securities Commissions.

5. No Trade Period

During the period of a Distribution or Distribution to the Public of the Medium Term Notes under the Prospectus, the Trust shall not, during the time period (the "**No Trade Period**") in which the Trust believes, in its reasonable judgment, that any change described below (which has not been announced or is the subject of the filing of a confidential material change report) is sufficiently imminent and probable that a reasonably prudent reporting issuer would not Distribute its own securities, continue the Distribution or Distribution to the Public of the Medium Term Notes until such No Trade Period ends either through a change in circumstances or a public announcement of such change being made or otherwise:

(a) any change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Trust and its subsidiaries taken as a whole; or

(b) any change in any matter covered by a statement contained or incorporated by reference in the Prospectus as amended or supplemented immediately prior to such change; or

(c) any fact which has arisen which would have been required to have been stated in the Prospectus had the fact arisen on or prior to the date of a Prospectus Supplement or Pricing Supplement,

which change or fact in any case is, or may be, of such a nature as (i) to render the Prospectus, as amended or supplemented immediately prior to such change or fact, misleading or untrue in any material respect, or (ii) would result in the Prospectus, immediately prior to such change, containing a misrepresentation, or (iii) would result in the Prospectus, immediately prior to such change or fact, not complying with the laws of any Selling Province, or (iv) would reasonably be expected to have a significant effect on the market price or value of the Medium Term Notes. The Trust shall promptly comply with all applicable filing and other requirements under the Securities Laws in the Selling Provinces arising as a result of such change. In addition, if during

the period of the Distribution or Distribution to the Public of the Medium Term Notes under the Prospectus, there is any change in any applicable Securities Laws which results in a requirement to file a Prospectus Amendment, the Trust shall make such filing as soon as possible. The Trust shall also discuss with the Dealers any change of fact in respect of which there may be doubt respecting the applicability of this section 5.

6. Delivery of Documents

(a) The Trust shall cause to be delivered to the Dealers:

(i) on the date of this Agreement, the Prospectus in the English and French languages as filed with the Securities Commissions signed as required by the Securities Laws and acceptable in form and substance to the Dealers' Counsel, acting reasonably;

(ii) on the date of this Agreement, all documents, in the English and French languages, incorporated or containing information incorporated by reference into the Prospectus and not previously delivered to the Dealers;

(iii) on the date of this Agreement, confirmations (verbally or in writing) from DBRS and S&P confirming the ratings on the Medium Term Notes and subsequently on or within two days prior to such date or dates as Medium Term Notes are issued;

(iv) as soon as they are available, or as soon as contemplated by Schedule B hereof, copies of such continuous disclosure documents or information as may have been or as may be incorporated by reference, at the appropriate time or times, under the heading "Documents Incorporated by Reference" in the Prospectus;

(v) as soon as they are available, or as soon as contemplated by Schedule B hereof, copies of any Prospectus Amendment and any Prospectus Supplement as contemplated by NI 44-102, signed as required by the Securities Laws and acceptable in form and substance to the Dealers, including copies of any documents or information incorporated by reference therein and not previously delivered hereunder and, where applicable, receipts from the applicable Securities Commissions in respect of the filing thereof;

(vi) at the time the French language version of the Prospectus, or any Prospectus Amendment or any Prospectus Supplement (other than a Pricing Supplement) is delivered (or as soon as practicable thereafter) to the Dealers pursuant to this section 6 or at the time the French language version of a form of Pricing Supplement is first delivered (or as soon as practicable thereafter) to the Dealers pursuant to this section 6, an opinion of the Trust's Qu•bec counsel, dated the date of such Prospectus, Prospectus Amendment, Prospectus Supplement or Pricing Supplement, as

the case may be, to the effect that, except for selected financial information, management's discussion and analysis of financial condition and results of operations, financial statements and supplementary data, notes to financial statements and auditors' reports (collectively, the "**Financial Information**") contained in or incorporated by reference therein, each of such Prospectus, Prospectus Amendment, Prospectus Supplement or Pricing Supplement, as the case may be, in the French language, together with any document or information in the French language incorporated by reference therein (except in respect of which such an opinion has previously been given), is in all material respects a complete and proper translation thereof in the English language, and that the two versions are not susceptible to any materially different interpretations with respect to any material matter and an opinion of the Trust's auditors, at the same time or times and substantially to the same effect, in respect of the Financial Information, provided that with respect to the Pricing Supplement, such opinion may be limited to the Pricing Supplement only;

(vii) at the time of the delivery to the Dealers, pursuant to this section 6, of the Prospectus, any Prospectus Amendment or any Prospectus Supplement containing or incorporating by reference updated earnings coverage ratios or at the time the Trust files updated earnings coverage ratios or other material financial information that will be incorporated by reference into the Prospectus and the Dealers so request, a comfort letter from the Trust's auditors, dated the date of the Prospectus, the Prospectus Amendment or the Prospectus Supplement, as the case may be, and acceptable in form and substance to the Dealers, acting reasonably, with respect to such earnings coverage or other financial information contained or incorporated by reference in such Prospectus, Prospectus Amendment, Prospectus Supplement (except in respect of such information as has been the subject of a previously delivered comfort letter). The comfort letter shall be based on a review by the auditors having a cutoff date not more than two business days prior to the date of the comfort letter or, with respect only to updated earnings coverage information, the date of the Trust's last quarter end and shall be in addition to any comfort letters which must be filed with Securities Commissions pursuant to applicable Securities Laws;

(viii) the Trust shall not be required to deliver the "comfort letters" described in subsection 6(a)(vii) in respect of updated earnings coverage ratios or other material financial information that will be incorporated by reference in the Prospectus if the Trust believes it will not be issuing Medium Term Notes prior to the next filing of the Trust's updated earnings coverage ratios or other material financial information that will be incorporated by reference in the Prospectus;

(ix) notwithstanding subsection 6(a)(viii), if the Trust decides to issue Medium Term Notes at a time when the Dealers have not received "comfort letters"

in respect of earnings coverage ratios and other material financial information which are incorporated by reference into the applicable Pricing Supplement, the Trust shall cause to be delivered to the Dealers those "comfort letters" in the form described in subsection 6(a)(vii) in respect of such earnings coverage ratios and other material financial information within two business days of the date of such Pricing Supplement; and

(x) upon receipt of written instructions to the Trust or its commercial printer as to quantities and location of delivery, as soon as they are available and in any event within two business days from the date of the document in the case of the Prospectus, a Prospectus Amendment or a Prospectus Supplement (other than a Pricing Supplement) and, in the case of a Pricing Supplement, one business days from the date thereof, that number of commercial copies of the Prospectus, any Prospectus Amendment, any Prospectus Supplement and any Pricing Supplement, including copies of any documents or information incorporated by reference therein, as the Dealers may reasonably require, without charge, in those cities in the Jurisdictions that the Dealers may reasonably request.

(b) The Trust's delivery to the Dealers of the documents referred to in subsection 6(a)(i), subsection 6(a)(ii), subsection 6(a)(iv) and subsection 6(a)(v) hereof shall constitute a representation and warranty by the Trust to the Dealers that: (i) each such document at the time of its filing fully complied with the provisions of the applicable Securities Laws and (ii) all information and statements contained therein (except any information relating solely to the Dealers) are, at the respective dates of delivery thereof, true and correct, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Trust and its subsidiaries, taken as a whole, and the Medium Term Notes. Such delivery (in the absence of notification to cease Distribution of the Medium Term Notes by the Trust) shall constitute the Trust's consent to the use by the Selling Firms of such documents in connection with the Distribution of the Medium Term Notes in compliance with the provisions of this Agreement.

(c) Without limiting the generality of the foregoing and in order to assist the Dealers in their monitoring, on an ongoing basis, of the affairs of the Trust, the Trust shall as soon as practicable during the term of this Agreement provide the Dealers' Counsel with copies of all press releases and documents filed pursuant to the continuous disclosure requirements of the Securities Laws and filed during the period of Distribution of the Medium Term Notes with any Securities Commission in Canada and will permit the Dealers to conduct due diligence as set forth herein.

7. Representations and Warranties

(a) As of the date hereof and as at the time the Trust delivers a Pricing Supplement to a Dealer, each of the Trust and AltaGas LP #1 jointly represent and warrant to such Dealer that:

(i) each Medium Term Note to which the Pricing Supplement relates will at its date of issue be duly and validly issued pursuant to the Principal Indenture and will constitute a legal, valid and binding obligation of the Trust enforceable in accordance with its terms, subject to qualifications as to enforceability contained in subsection 7(a)(xvii) below;

(ii) the Prospectus, each Prospectus Amendment, each Prospectus Supplement and the Pricing Supplement comply with the provisions of applicable Securities Laws (except for any information contained therein relating solely to the Dealers);

(iii) the Principal Indenture is a legal, valid and binding obligation of the Trust, enforceable in accordance with its terms, subject to qualifications as to enforceability contained in subsection 7(a)(xvii) below and complies with all applicable legal requirements;

(iv) the Subsidiary Guarantees are legal, valid and binding obligations of the Guarantors, enforceable in accordance with their terms, subject to qualifications as to enforceability contained in subsection 7(a)(xvii) below and comply with all applicable legal requirements;

(v) the Prospectus as amended or supplemented (except any information contained therein relating solely to the Dealers) constitutes full, true and plain disclosure of all material facts relating to the Trust and its subsidiaries, taken as a whole, and the Medium Term Notes;

(vi) the Prospectus as amended or supplemented does not contain an untrue statement of a material fact or omit to state any material fact necessary in order to make statements therein, in light of the circumstances under which they were made and in the context of the issue of the Medium Term Notes, not misleading (except for any information contained therein relating solely to the Dealers);

(vii) the Trust has fulfilled all requirements to be fulfilled by it, including the filing of the Prospectus and all continuous disclosure materials required to be filed pursuant to Securities Laws (including the filing of the Prospectus Supplement and any Pricing Supplement and any other documents required to be filed with the Prospectus Supplement, which the Trust will file within the time limits prescribed in the Shelf Procedures), to enable the Medium Term Notes to be offered for sale and sold to the public in all of the Selling Provinces through registrants who have complied with the relevant provisions of the Securities Laws;

(viii) except as disclosed in or contemplated by the Prospectus or any Prospectus Amendment, there has been no material adverse change, financial or otherwise, in the business, affairs, operations, assets, liabilities (contingent or otherwise) of the Trust and its subsidiaries, taken as a whole, since the end of the last completed fiscal year of the Trust for which financial statements have been reported on by the auditors of the Trust and filed with the Canadian Securities Commissions;

(ix) the Trust has full trust power and authority to issue the Medium Term Notes;

(x) the Trust is eligible to make use of the Shelf Procedures;

(xi) the Prospectus was prepared and is being filed in each of the Selling Provinces in compliance with Securities Laws, including the Shelf Procedures, and receipts for the Prospectus will be issued by or on behalf of the Securities Commissions in each of the Selling Provinces prior to any Medium Term Notes being offered for sale (except as permitted by the Securities Laws);

(xii) the description of the assets and liabilities of the Trust and its subsidiaries (taken as a whole) set forth in the Financial Statements fairly presents, in accordance with Canadian generally accepted accounting principles consistently applied, the financial position and condition of the Trust and its subsidiaries (taken as a whole) as at the dates thereof and reflects all material liabilities (absolute, accrued, contingent or otherwise) of the Trust and its subsidiaries, as at the dates thereof;

(xiii) the Trust has been properly created, settled and organized and is a validly existing trust under the laws of Alberta with all necessary power and authority to own and lease its properties and to conduct its business as described in the Prospectus;

(xiv) AltaGas LP #1 has been properly created and organized and is a validly existing limited partnership under the laws of Alberta with all necessary power and authority to own and lease its properties and to conduct its business as described in the Prospectus;

(xv) each Guarantor and each other Material Subsidiary is validly existing as a subsisting corporation, partnership or trust under the laws of its jurisdiction of incorporation or formation, as the case may be, with all necessary power and authority to own and lease its properties and to conduct its business as described in the Prospectus;

(xvi) the General Partner has the authority to enter into this Agreement on behalf of the Trust and AltaGas LP #1 and to execute and deliver, on behalf of the Trust and AltaGas LP #1, as applicable, all other necessary documents in connection with the offering of the Medium Term Notes,

including the Prospectus and all necessary action has been taken by the General Partner to cause the execution and delivery of the Prospectus and the filing of such documents with the Securities Commissions;

(xvii) all authorizations, approvals and consents to be obtained by the Trust, AltaGas LP #1 or any other Guarantor under applicable laws, or under any agreements or documents by which the Trust, AltaGas LP #1 or such other Guarantor is bound, for the execution and delivery of this Agreement, the Principal Indenture and the Subsidiary Guarantees, and the failure of which to obtain would have a material adverse impact on the Trust, have been obtained and are in full force, and this Agreement, the Principal Indenture and the Subsidiary Guarantees are legal, valid and binding agreements of the Trust, AltaGas LP #1 and each of the other Guarantors that is a party hereto and thereto, enforceable in accordance with their respective terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity;

(xviii) the execution and delivery of this Agreement, the sale and delivery of the Medium Term Notes pursuant to this Agreement and the Principal Indenture and the performance or the consummation of the transactions contemplated in this Agreement, the Principal Indenture and the Subsidiary Guarantees do not and will not conflict with, or result in a breach or violation of any of, the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), any indenture, mortgage, note, contract, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which the Trust, AltaGas LP #1 or any other Guarantor is a party or by which it is bound or to which any of its property or assets is subject, which breach or violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and the subsidiaries, taken as a whole, or the ability of the Trust, AltaGas LP #1 or any other Guarantor to perform its obligations contemplated by this Agreement, nor will such action conflict with or result in any violation of provisions of the resolutions, articles, by-laws or constating documents of any of the Trust, AltaGas LP #1 or any other Guarantor or any statute or any judgment, decree, order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its respective properties which violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and its subsidiaries, taken as a whole or the ability of the Trust, AltaGas LP #1 or any other Guarantor to perform its obligations contemplated by this Agreement;

(xix) there are no legal or governmental actions, suits, proceedings, investigations or inquiries pending, contemplated or (to the knowledge of the Trust and AltaGas LP #1) threatened against or affecting the Trust or any of its subsidiaries at law or in equity or before or by any federal,

provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, foreign or domestic, which materially adversely affect, or are reasonably likely to materially adversely affect, the Distribution of the Medium Term Notes or the validity of any action taken or to be taken by the Trust, AltaGas LP #1 or any other Guarantor pursuant to or in connection with this Agreement;

(xx) the records and minute books of the Trust and its subsidiaries which have been made available to the Dealers and Dealers' Counsel for review contain, in all material respects, complete and accurate minutes of all relevant meetings held since organization and original signed copies of all resolutions duly passed or confirmed;

(xxi) the Trust is a "reporting issuer" or has equivalent status in each of the Selling Provinces within the meaning of the Securities Laws in such provinces;

(xxii) none of any Securities Commission, the Exchange nor any similar regulatory authority has any order which is currently outstanding preventing or suspending trading in any securities of the Trust and the Trust is not in default of any material requirement of the Securities Laws; and

(xxiii) Computershare Trust Company of Canada at its principal office in the City of Calgary is the duly appointed trustee under the Principal Indenture.

(b) The Dealers agree that they will not disclose or permit disclosure by any of their agents or other representatives of any confidential information or fact relating to the Trust which has not been disclosed in the Public Record until such time as such information or fact is publicly disclosed by the Trust or required to be disclosed by law or court or regulatory body of competent jurisdiction.

(c) The Dealers agree that provided the Trust delivers commercial or other copies of the Prospectus, a Prospectus Amendment, a Prospectus Supplement or a Pricing Supplement to the Dealers in a timely manner, the Dealers will deliver such documents to the purchasers of Medium Term Notes in accordance with the Securities Laws.

8. Closing

The Trust will deliver, or cause to be delivered, to the Dealers, on a date to be mutually agreed upon (the "**Closing Date**"), the following documents:

(a) a certificate dated the Closing Date and signed by the Chairman and Chief Executive Officer and Senior Vice-President Finance and Chief Financial Officer of the General Partner, on behalf of the Trust and of AltaGas LP #1, or such other persons as may be agreed upon by the Dealers, acting reasonably, certifying (in their capacity as officers of the Trust or AltaGas LP #1, as the case may be, and

not in their personal capacity) that except as may be disclosed in or contemplated by the Prospectus or any Prospectus Amendment:

(i) there has been no material change, financial or otherwise, to the Closing Date in the assets, liabilities (contingent or otherwise), capital, business or operations of the Trust on a consolidated basis since December 31, 2004;

(ii) no transaction of a nature material to the Trust on a consolidated basis has been entered into by the Trust or any of its subsidiaries since December 31, 2004;

(iii) the Trust on a consolidated basis has no material contingent liabilities;

(iv) there are no actions, suits, proceedings or inquiries pending or, to their knowledge, threatened against or affecting the Trust or any of its subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially and adversely affect the Trust on a consolidated basis or the Distribution of the Medium Term Notes;

(v) no order prohibiting the sale of the Medium Term Notes has been issued by any competent authority having jurisdiction and no proceedings for such purpose are pending or, to the knowledge of the persons signing the certificate, contemplated or threatened;

(vi) the representations and warranties of the Trust and AltaGas LP #1 which are to be made hereunder, except for such representations and warranties that speak to a specific date other than the Closing Date, are true and correct as at the Closing Date with the same force and effect as if made on and as of the Closing Date; and

(vii) each of the Trust and AltaGas LP #1 has complied with all covenants and satisfied all terms and conditions of this Agreement to be complied with and satisfied by it at or prior to the Closing Date;

(b) an opinion of the Trust's Counsel, in form acceptable to the Dealers' Counsel, acting reasonably;

(c) an opinion of the Trust's Québec counsel or other counsel as to compliance with the laws of Quebec relating to the use of the French language, in form acceptable to the Dealers and the Dealers' Counsel, acting reasonably; and

(d) letters from DBRS and S&P confirming the ratings on the Medium Term Notes.

9. Indemnity and Contribution

(a) Each of the Trust and AltaGas LP #1 (collectively, the "**Indemnifying Persons**") shall jointly and severally indemnify and save each Dealer, and each Dealer's shareholders, directors, officers, employees, agents and controlling persons (each an "**Indemnified Person**"), harmless against and from all liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses to which the Indemnified Person may be subject or which the Indemnified Person may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any information or statement contained in the Prospectus, (other than any information or statement relating solely to the Dealers) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Dealers) contained in the Prospectus;

(iii) any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the Distribution of the Medium Term Notes imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subsection 9(a)(ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Dealers or their banking or selling group members, if any) relating to or materially affecting the trading or Distribution of the Medium Term Notes;

(v) any breach of, default under or non-compliance by the Trust or AltaGas LP #1 with any representation, warranty, term or condition of this Agreement;

(vi) the Trust not complying with any requirement under the Securities Laws in connection with the transactions contemplated herein; or

(vii) the direct sale by the Trust of any Medium Term Notes unless such liability, claim, demand, loss, cost, damage or expense is caused by the actions of the Indemnified Person.

The rights of indemnity contained in this subsection 9(a) shall not apply to a Dealer and its shareholders, directors, officers, employees, controlling persons

and agents if the Trust has complied with the provisions of subsection 6(a) and the person asserting any claim contemplated by this subsection 9(a) was not provided with a copy of the Prospectus, any Prospectus Amendment or any Prospectus Supplement which corrects any information, misrepresentation or alleged misrepresentation, or omission or alleged omission, or alleged non-compliance with Securities Laws which is the basis of such claim and which is required, under applicable Securities Laws or this Agreement, to be delivered to such person by such Dealer.

(b) Each Dealer shall be entitled, as trustee, to enforce the obligations contained herein on behalf of any other parties entitled to indemnity or contribution hereunder.

(c) If any claim contemplated by section 9 shall be asserted against any Indemnified Person such Indemnified Person shall notify the Indemnifying Persons as soon as possible of the nature of such claim and the Indemnifying Persons shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Persons and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Indemnifying Persons or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by section 9, but fees and expenses of such counsel shall be at the expense of the Indemnified Person unless:

(i) the Indemnified Person has been advised in writing by counsel that there may be a conflict of interest in having the Indemnified Person represented by the same counsel as an Indemnifying Person or that there may be a reasonable legal defence available to the Indemnified Person which is different from or additional to a defence available to an Indemnifying Person (in which case the Indemnifying Persons shall not have the right to assume the defence of such proceedings on the Indemnified Person's behalf);

(ii) the Indemnifying Persons shall not have taken the defence of such proceedings and employed counsel within fourteen days after notice to the Indemnifying Persons of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized in writing by the Indemnifying Persons in connection with the defence of such proceeding;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Persons, provided that the Indemnifying Persons shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations

or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(d) In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from the Indemnifying Persons on ground of policy or otherwise, each of the Indemnifying Persons and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses (including legal or other expenses reasonably incurred in connection with investigation or defence of the same) to which they may be subject or which they may suffer or incur:

(i) in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Persons on the one hand, and by the party or parties seeking indemnity on the other hand, from the Distribution of the Medium Term Notes; or

(ii) if the allocation provided by paragraph 9(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph 9(d)(i) above but also to reflect the relative fault of the party or parties seeking indemnity, on the one hand, and the parties from whom indemnity is sought, on the other hand, in connection with the statements, commissions, omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses as well as any other relevant equitable considerations;

provided that the Dealers shall not be liable in any event to contribute, in the aggregate, any amount in excess of the fees or any portion thereof actually received by them in connection with the Distribution of the Medium Term Notes. The relative benefits received by the Indemnifying Persons, on the one hand, and the Dealers, on the other hand, shall be deemed to be in the same proportion that the aggregate principal amount of the Medium Term Notes sold by the Dealers under the Prospectus (net of fees but before deducting expenses) bears to the fees received by the Dealers. In the case of liability arising out of the Prospectus, the relative fault of the Indemnifying Persons, on the one hand, and of the Dealers, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 9 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, the Indemnifying Persons or the Dealers and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 9.

The Indemnifying Persons agree that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this subsection 9(d) shall be in addition to, and without prejudice to, any other right to contribution which the Dealers may have.

Except as otherwise provided expressly herein, the Indemnifying Persons waive all right of contribution by statute or common law which they may have against a Dealer in respect of losses, demands, claims, costs, damages, expenses or liabilities which it may sustain as a direct or indirect consequence of the Prospectus or any other document containing or being alleged to contain a misrepresentation, provided that such right against any Dealer is not waived in respect of losses, claims, demands, costs, damages, expenses or liabilities sustained as a direct or indirect consequence of there being a misrepresentation or omission in any information solely in respect of the Dealer.

No party who has engaged in fraud, wilful default, material misrepresentation or material breach of the Agreement or Securities Laws in respect to an offering of Medium Term Notes under this Agreement shall be entitled to claim indemnification or contribution from any person who has not engaged in such fraud, wilful default, material misrepresentation or material breach of the Agreement or Securities Laws.

10. Revocation by Purchasers

If:

(a) a purchaser of Medium Term Notes from any of the Dealers exercises such purchaser's right to revoke its purchase pursuant to section 130 of the *Securities Act* (Alberta) or the comparable provisions of the Securities Laws of the Jurisdictions; and

(b) the Dealer delivered the Pricing Supplement to the purchaser:

(i) by the end of the second business day following the Trade Day (as defined in the operating procedures set forth in Schedule B hereto); or

(ii) by the end of the business day following the day on which the Trust delivered the Pricing Supplement to the Dealer if the Trust did not deliver the Pricing Supplement to the Dealers by the end of the first business day following the Trade Day,

then the transaction for the Medium Term Notes between the Trust and the Dealer (including any payments made on account of the purchase price or commission in respect of the Medium Term Notes) shall be rescinded.

11. Operating Procedures, Due Diligence and Termination

(a) The Trust and the Dealers shall follow the operating procedures set forth in Schedule B hereto in respect of settlement matters and the timing of payment of commissions in connection with the sale of Medium Term Notes by or through the Dealers or in such other manner as the Trust and the Dealers shall agree.

(b) The Trust and AltaGas LP #1 shall allow the Dealers to carry out the due diligence which the Dealers may reasonably require in order to fulfill the Dealers' obligations as registrants and to enable the Dealers to responsibly execute the certificate in the Prospectus, a Prospectus Supplement or a Pricing Supplement required to be executed by the Dealers and as contemplated by Schedule D hereto. The Trust shall promptly give the Dealers reasonable notice of the meetings contemplated by Schedule D. Such reasonable due diligence may include providing the Dealers and Dealer's Counsel the opportunity to conduct verbal and documentary due diligence immediately prior to the sale of any Medium Term Notes and periodically upon the issuance of the Trust's quarterly and annual financial statements.

(c) If any Dealer is not satisfied, acting reasonably, with the content of a Prospectus Amendment, including, as applicable, the documents and information incorporated therein by reference, required to be filed by the Trust in connection with the Distribution of the Medium Term Notes or if any Dealer gives notice to the Trust that, in that Dealer's judgment, acting reasonably, a Prospectus Amendment is required under Securities Laws to be filed by the Trust and the Trust is not prepared to file such Prospectus Amendment or if the Trust determines in its sole discretion that it does not wish to continue the agency arrangement specified herein (in respect of one or more of the Dealers), the Trust or that Dealer, as applicable, shall be entitled to terminate its rights and obligations under this Agreement upon delivery of notice to that effect, in which event there shall be no liability on the part of that Dealer to the Trust and AltaGas LP #1 or of the Trust and AltaGas LP #1 to that Dealer or Dealers, except in respect of liability, if any, which may arise on the part of the Trust and AltaGas LP #1 under the provisions of sections 9 and 14 hereof with respect to any prior issuance of Medium Term Notes. Upon such termination, the Trust and the remaining Dealers shall promptly file:

(i) if appropriate, a Prospectus Amendment indicating that the Dealer has ceased to be a Dealer under the Prospectus and containing a new prospectus certificate page signed by the remaining Dealers; and

(ii) any other documents as may be required under applicable Securities Laws.

(d) With respect to each tranche of Medium Term Notes, the Trust shall appoint one of the Dealers to act as lead co-ordinator to co-ordinate the Dealers and to execute such certificates and receipts as may be required or determined necessary by the Trust's Counsel in connection with such tranche.

12. Several Obligations

The Trust agrees that the obligations of the Dealers hereunder are several and not joint or joint and several.

13. Notices

Any notice or other communication to be given hereunder shall, in the case of notice to the Trust or AltaGas LP #1, be addressed to the Senior Vice President, Finance and Chief Financial Officer, at the Trust's address on page 1 hereof (facsimile no. 403-691-7508) and, in the case of notice to the Dealers, be addressed as follows:

BMO Nesbitt Burns Inc.
Suite 2200, 333 – 7th Avenue S.W.
Calgary, Alberta
T2P 2Z1

Attention: Danny C. Mah
Telecopier: (403) 515-1535

Scotia Capital Inc.
6800 – 40 King Street West
Toronto, Ontario
M5H 3Y2

Attention: Murray W. Neal
Telecopier: (416) 863-7527

RBC Dominion Securities Inc.
1100 Bankers Hall West
888 – 3rd Street S.W.
Calgary, Alberta
T2P 5C5

Attention: Craig E. Kelly
Telecopier: (403) 299-6900

National Bank Financial Inc.
2802, 450 - 1st Street S.W.
Calgary, Alberta
T2P 5H1

Attention: L. Trevor Anderson
Telecopier: (403) 265-0543

CIBC World Markets Inc.
BCE Place
161 Bay Street
Toronto, Ontario
M5J 2S8

Attention: Donald W. Farrington
Telecopier: (416) 594-7760

with a copy to:

Blake, Cassels & Graydon LLP
3500, 855 - 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Attention: Pat Finnerty
Telecopier: (403) 260-9700

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee, shall be given by telecopy, and shall be deemed to be given at the time telecopied or delivered, if telecopied or delivered to the recipient on a business day (in Calgary) and before 5:00 p.m. (Calgary time) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (Calgary time) on the next following business day (in Calgary). Any party may change its contact information or address for notice by notice to the other parties hereto given in the manner herein provided.

14. Fees and Expenses

Whether or not any offering of Medium Term Notes is completed, the costs and expenses of or incidental to the offering and issue of the Medium Term Notes including, without limitation, the reasonable fees and expenses of Dealers' Counsel and the Trust's auditors, the costs of printing and delivering the definitive Medium Term Notes, the cost of printing the Prospectus, any Prospectus Amendments, any Prospectus Supplement or any Pricing Supplement, the expenses of qualifying the issue and distributing the Medium Term Notes under applicable Securities Laws, all reasonable out of pocket expenses of the Dealers and all reasonable marketing, advertising and promotional expenses (other than the costs of tombstones), including the costs of any roadshows, confidential marketing memoranda, presentation materials and the Dealer's transportation costs related to the offering of Medium Term Notes shall be paid by the Trust.

15. Miscellaneous

(a) Unless terminated earlier pursuant to the provisions of subsection 11(c), the term of the Dealers' obligations under this Agreement shall expire on the earlier of: (i) the date which is 25 months from the date of the Prospectus; or (ii) the date on which the Trust files a new Prospectus or Prospectus Supplement to replace or

supersede the Prospectus for the purposes of the Trust's medium term note program.

(b) The representations, warranties and agreements herein contained shall survive the sale by the Dealers of the Medium Term Notes.

(c) It shall be a condition of the issue and sale of Medium Term Notes hereunder that the terms and conditions of the Principal Indenture shall be complied with at the time of each issue and sale of Medium Term Notes.

(d) This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the courts of that province shall have exclusive jurisdiction over any dispute hereunder.

(e) This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and all counterparts together shall constitute one and the same instrument. A signed counterpart by way of telecopier shall be as binding upon the parties as an originally signed counterpart.

(f) If any provision of this Agreement is deemed to be void, voidable or unenforceable, in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void, voidable or unenforceable provision shall be severable from this Agreement.

(g) This Agreement shall be binding upon and enure to the benefit of the parties and their respective successors.

(h) The Schedules attached to this Agreement are incorporated by reference in and form a part of this Agreement.

(i) No waiver, modification or amendment of any term of this Agreement shall be effective unless executed in writing.

(j) The division of this Agreement into recitals, sections and schedules, and the provision of headings for all or any thereof, is for the convenience of reference only and will not affect the meaning of this Agreement.

(k) The terms "herein", "hereto", "hereof", "hereunder", "hereby" and similar terms mean and refer to this Agreement and not, unless a particular provision is expressly stipulated, to any particular provision and the terms "section", "subsection", "clause" and "Schedule" followed by a letter, number or character or combination thereof mean and refer to the specified section, subsection or clause of, or schedule to, this Agreement. Reference to the "parties" herein will mean the parties to this Agreement, unless otherwise stated or the context otherwise requires.

(l) Any references to legislation or a statute in this Agreement includes, unless otherwise indicated, rules and regulations passed or in force pursuant thereto and

any amendments thereto or to such rules or regulations from time to time, and any legislation or regulations substantially replacing the same.

If the foregoing is in accordance with your understanding of the terms of the transaction we are to enter into and if such terms are agreed to by you, please confirm your acceptance by signing this letter in the place indicated below, in which event this letter shall constitute a binding Agreement between the Trust, AltaGas LP #1 and the Dealers.

Yours very truly,

BMO Nesbitt Burns Inc.

By: *"Danny C. Mah"*

Scotia Capital Inc.

By: *"Murray W. Neal"*

RBC Dominion Securities Inc.

By: *"Craig E. Kelly"*

National Bank Financial Inc.

By: *"L. Trevor Anderson"*

CIBC World Markets Inc.

By: *"Donald W. Farrington"*

The foregoing accurately reflects the terms of the transaction we are to enter into and such terms are hereby agreed to by the Trust and AltaGas LP #1 as evidenced by the signatures of the duly authorized officers of their agent on their behalf.

DATED August 23, 2005.

ALTAGAS INCOME TRUST
by its agent, AltaGas General Partner Inc.

By: *"David W. Cornhill"*

By: *"Patricia M. Newson"*

ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1
by its agent, AltaGas General Partner Inc.

By: *"David W. Cornhill"*

By: *"Patricia M. Newson"*

SCHEDULE A

Commission Rates

The following are the commission rates that shall apply to any sale of Medium Term Notes by a Dealer unless the Trust and the Dealer otherwise agree:

Term of Medium Term Notes	Commission Rate	
	Agency	Underwritten
≥ 1 year and < 2 years	0.150%	0.200%
≥ 2 years and < 3 years	0.200%	0.250%
≥ 3 years and < 4 years	0.250%	0.375%
≥ 4 years and < 5 years	0.300%	0.500%
≥ 5 years and < 6 years	0.350%	0.625%
≥ 6 years and < 7 years	0.350%	0.650%
≥ 7 years and < 8 years	0.370%	0.650%
≥ 8 years and < 10 years	0.400%	0.700%
≥ 10 years and < 11 years	0.400%	0.750%
≥ 11 years and < 16 years	0.450%	0.800%
≥ 16 years and < 35 years	0.500%	0.900%
≥ 35 years	negotiated	negotiated

SCHEDULE B

Operating Procedures

The following outlines the procedures by which the Trust intends from time to time to sell the Medium Term Notes through the Dealers acting as agents of the Trust or as principals for resale pursuant to the agreement (the "**Agreement**") dated August 23, 2005 made between the Trust, AltaGas LP #1 and the Dealers. All operating procedures shall be carried out in accordance with NI 44-102. Capitalized terms used herein have the meanings ascribed thereto in the Agreement, unless otherwise defined herein.

A. General

1. At any time the Trust may establish, in consultation with the Dealers or any of them, an appropriate pricing and distribution structure for the Medium Term Notes to be sold by the Dealers pursuant to the Agreement and the Trust's requirement for funds (including the term or terms, currency or currencies required and other terms and conditions (collectively, the "**Other Terms and Conditions**") of the Medium Term Notes as permitted by the Prospectus) to be raised by sale of the Medium Term Notes. At the Trust's sole discretion, the pricing and distribution structure and requirement for funds so established will be based upon market conditions and the Trust's current and prospective requirements.

2. The pricing and distribution structure, the Other Terms and Conditions and requirement for funds so established will prevail for each Dealer for a time to be determined and will not be adjusted unless the Trust, in its sole and absolute discretion, determines that an adjustment is desirable and notifies each Dealer of the adjustment. The Trust may consult with the Dealers or any of them concerning the desirability of an adjustment in the pricing and distribution structure, the Other Terms and Conditions or in the requirement for funds. Also, a Dealer will advise the Trust at any time during any business day if the Dealer feels an immediate adjustment in the Trust's pricing and distribution structure, the Other Terms and Conditions or requirement for funds is desirable.

3. Whenever a Dealer obtains a firm offer to purchase a Medium Term Note at the prevailing pricing structure, at the prevailing Other Terms and Conditions and within the confines of the Trust's prevailing requirement for funds, the Dealer will telephone or otherwise contact the Trust to determine whether the Trust in fact still requires funds and, if it does, the Trust will confirm by telephone or otherwise that the Dealer may accept the offer as agent on behalf of the Trust or may acquire the Medium Term Notes as principal on terms then mutually agreed upon by the Dealer and the Trust for resale by the Dealer (in either case, with commissions as described in Schedule A to the Agreement or as may mutually be agreed upon by the Dealer and the Trust).

4. Whenever a Dealer obtains a firm offer to purchase a Medium Term Note at other than the prevailing pricing structure and/or not within the confines of the Other Terms and Conditions, and/or not within the confines of the Trust's prevailing requirements for

funds, the Dealer will inform the Trust of that offer and will discuss with the Trust the advisability of accepting that offer.

5. Unless otherwise agreed to by the Dealer and the Trust, all orders accepted by the Trust on a particular day (the "**Trade Day**") will be settled on the third business day (in Calgary and in the principal financial centre of the relevant currency, if other than Canadian dollars) following the Trade Day (the "**Settlement Day**").

6. Any Medium Term Note (a "**Book-Entry Only Note**") is to be issued in accordance with Part B below entitled "Book-Entry Only Notes", unless the issuance of Medium Term Notes in certificated form ("**Certificated Notes**") is, subject to the provisions of the Principal Indenture, agreed to in advance by the Trust and the Dealers and so indicated in the applicable Pricing Supplement. Settlement procedures with respect to Book-Entry Only Notes shall be as set forth in such Part B of these operating procedures. Settlement procedures with respect to Certificated Notes shall be as set forth in Part C of these operating procedures.

7. The Trust will make all necessary filings of Pricing Supplements and other documents required to be filed with the relevant Securities Commission in each Selling Jurisdiction in which Notes have been offered for sale pursuant to the Pricing Supplement within seven days after the end of the month in which the Pricing Supplement was first used and will remit all fees payable to such regulatory authorities.

B. Book-Entry Only Notes

1. Each Book-Entry Only Note will be registered in the name of CDS & Co., as nominee for The Canadian Depository for Securities Limited or such other depositary designated in the pricing supplement, or its nominee (the "**Depositary**"), on the debt securities register maintained under the Principal Indenture. The beneficial owner of an interest in a Book-Entry Only Note (each, a "**Book-Entry Interest**") will designate one or more participants in the Depositary to act as agent or agents for such owner in connection with the book-entry system maintained by the Depositary, and the Depositary will record in book-entry form, in accordance with instructions provided by such participants, a credit balance with respect to such Book-Entry Interest in the account of such participants. The Book-Entry Interest will be recorded through the records of such participants or through the separate records of such participants and one or more indirect participants in the Depositary.

2. The receipt of immediately available funds by the Trust in payment for the Book-Entry Interest and the issuance of the Book-Entry Only Note representing such Book-Entry Interests shall constitute "Settlement".

3. Settlement procedures with regard to each Book-Entry Only Note sold by a Dealer shall be as set forth below:

   (a) The Dealer will verbally advise the Trust of the following information (except the information referred to in (ix) if not available) immediately following the acceptance of any offer by the Dealer acting as agent on behalf of the Trust or acting as principal and all of the following information (the "**Settlement**

Information") shall be confirmed in writing pursuant to the timetable for Settlement set forth below:

(i) principal amount and currency or currencies of the Book-Entry Interest;

(ii) in the case of a Book-Entry Only Note with a fixed interest rate, the interest rate and interest payment dates, or in the case of a Book-Entry Only Note with a variable interest rate, the initial interest rate, the interest reset period, the interest reset dates, the interest payment period, the interest payment dates, the reference bankers' acceptance maturity, if applicable, the interest rate base, the interest rate spread or spread multiplier, if any, and, if applicable, the minimum interest rate and maximum interest rate;

(iii) Settlement Date;

(iv) maturity date or redemption date (if applicable);

(v) price;

(vi) net proceeds;

(vii) spread vs. comparable benchmark;

(viii) Trade Day;

(ix) FINS Number(s) (the Depositary Participant Number(s) of the participant(s) through which the customer will hold the Book-Entry Interest);

(x) Dealer's commission;

(xi) Selling Province or other Jurisdiction of sale; and

(xii) any other terms of the Notes as permitted by the Principal Indenture.

(b) After receiving the Settlement Information from the Dealer, the Trust will complete and deliver to the Dealer a Pricing Supplement relating to the Book-Entry Only Note to be sold in accordance with such Settlement Information. The Pricing Supplement shall state the CUSIP number for the Book-Entry Only Note and shall include a summary of any downward change in the rating or rating outlook (except in circumstances where the rating assignment is concurrently revised upward) assigned to the Medium Term Notes by any nationally recognized ratings agency or any announcement of any surveillance or review (with possible negative or uncertain implications) by any such agency. The Pricing Supplement will be faxed or electronically delivered to the following contact at each of the Dealers, if a Dealer for the purpose of such issue: BMO Nesbitt Burns Inc., David Pennington; Scotia Capital Inc., Murray W. Neal; RBC

Dominion Securities Inc., Tushar Kittur; National Bank Financial Inc., James (Jason) Stewart; and CIBC World Markets Inc., Donald W. Farrington. The Dealer will deliver the Prospectus, the Prospectus Supplement and any Prospectus Amendment (including the Pricing Supplement) to the Purchaser of each Book-Entry Interest by the end of the second business day following the Trade Day, provided that the Trust has delivered the applicable Pricing Supplement to the Dealer.

(c) The Trust will assign a CUSIP number to the Book-Entry Only Note representing such Book-Entry Interest and will forward copies of the Pricing Supplement(s) to the Depositary via telecopy or other form of electronic transmission and request activation of the CUSIP number.

(d) After receiving all of the Settlement Information from the Dealers participating in the sale of the Book-Entry Only Note, the Trust will communicate to the Depositary and to Computershare Trust Company of Canada or any other trustee duly appointed under the Principal Indenture (the "**Trustee**") and to the issuing agent if other than the Trustee all of the Settlement Information, by facsimile or other electronic means.

(e) The Trust will prepare and execute a Book-Entry Only Note in the form appended to the Principal Indenture with such changes as may be agreed between the Trust and the Trustee.

(f) The Trustee or issuing agent, as applicable, will confirm the Book-Entry Only Note and will make such Book-Entry Only Note available to the Depositary in Calgary one business day prior to the Settlement Date.

(g) The Depositary will credit such Book-Entry Interest to the appropriate participant account(s) maintained by the Depositary.

(h) Each Dealer shall deliver by electronic funds transfer (or in such other manner reasonably acceptable to the Trust) the amount in respect of such Book-Entry Interest to an account designated by the Trust with a reference or trading number. In the event such amount has not been received in the designated account of the Trust by 9:30 a.m. (Calgary time) on the Settlement Date, the transactions shall not settle until the next business day in Calgary, and if the failure of the funds to be received is due to a failure of the Dealer to use commercially reasonable efforts to provide such funds, the Trust shall be compensated by the Dealer for its cost of funds incurred as a result of the delay in Settlement based on the interest rate or yield determined and calculated in the manner provided in the Medium Term Notes, for the period from but not including the Settlement Date to and including the date the transaction settles.

(i) On the Settlement Date, the Trust will deliver to each Dealer's bank account, by electronic funds transfer in accordance with CPA Rules (or in such other manner

reasonably acceptable to the Dealer and permitted by the CPA Rules), the appropriate commissions as agreed.

(j) The Dealer will confirm the purchase of each Book-Entry Interest to the purchaser thereof by mailing a written confirmation to such purchaser.

For offers accepted by the Trust (or as provided above, by a Dealer on behalf of the Trust), Settlement Procedures (a) through (i) shall occur no later than the respective times listed below:

Settlement Procedure	Time
(a)	9:00 a.m. (Calgary time) on the business day following the Trade Day
(b)-(c)-(d)-(e)	11:00 a.m. (Calgary time) on the second business day following the Trade Day
(f)	1:00 p.m. (Calgary time) on the second business day following the Trade Day
(g)-(h)-(i)	9:30 a.m. (Calgary time) on the Settlement Date

4. If Settlement of a Book-Entry Only Note is rescheduled or cancelled, the Trust will deliver to the Depositary and the Trustee a cancellation message to such effect by no later than 10:00 a.m. (Calgary time) on the business day immediately preceding the scheduled Settlement Date. If a Book-Entry Only Note is cancelled, the Trustee will mark such Book-Entry Only Note "void and cancelled", and make appropriate entries in its records. The CUSIP number assigned to such Book-Entry Only Note shall, in accordance with CUSIP Service Bureau procedures, be cancelled and not reassigned.

C. Certificated Notes

1. The receipt of immediately available funds by the Trust in payment for Certificated Notes and the authentication and issuance of the Certificated Notes shall constitute "Settlement".

2. Settlement procedures with regard to each Certificated Notes sold by a Dealer shall be as follows:

(a) The Dealer will orally advise the Trust of the following information (except the information referred to in (vi) if not available) immediately following the acceptance of any offer by the Dealers acting as agent on behalf of the Trust or acting as principal and all of the following information (the "**Settlement Information**") shall be confirmed in writing by 11:00 a.m. (Calgary time) on the business day following the Trade Day:

(i) principal amount and currency or currencies of the Certificated Note;

(ii) exact name in which the Certificated Note is to be registered (the "**Registered Owner**");

(iii) exact address of the Registered Owner and address for payment of principal and interest;

(iv) splits;

(v) delivery location;

(vi) taxpayer identification number of the Registered Owner; and

(vii) the information specified in paragraphs B.3(a)(ii), (iii), (iv), (v), (vi), (vii), (viii), (x), (xi) and (xii) above (which information along with the information specified in paragraph C.2(a)(i) to (iv) above shall be deemed to be collectively the "**Settlement Information**" for all purposes in regard to the Certificated Notes).

(b) After receiving the Settlement Information from the Dealers, the Trust will complete and deliver to the Dealer a Pricing Supplement relating to the Certificated Notes to be sold in accordance with such Settlement Information.

The Pricing Supplement will be faxed or electronically delivered to the following contact at each of the Dealers if such a Dealer is a Dealer for the purpose of such issue: BMO Nesbitt Burns Inc., David Pennington; Scotia Capital Inc., Murray W. Neal; RBC Dominion Securities Inc., Tushar Kittur; National Bank Financial Inc., James (Jason) Stewart; and CIBC World Markets Inc., Donald W. Farrington. The Dealer will deliver the Prospectus, the Prospectus Supplement and any Prospectus Amendment (including the Pricing Supplement) to the Purchaser by the end of the second business day following the Trade Day, provided that the Trust has delivered the applicable Pricing Supplement to the Dealer.

(c) After receiving all of the Settlement Information from the relevant Dealer, the Trust will communicate the Settlement Information to the Trustee and to the issuing agent if other than the Trustee, by 10:00 a.m. (Calgary time) on the second business day following the Trade Day.

(d) The Trustee or issuing agent, as applicable, will complete and distribute a pre-printed 4-ply Certificated Note packet (or a Certificated Note and three photocopies thereof) as follows:

(i) the original Certificated Note (which in the case of the registered Certificated Notes will be registered in the name of the Registered Owner) to the Dealer;

(ii) copy 1 to the Trustee;

(iii) copy 2 to the Dealer; and

(iv) copy 3 to the Trust.

(e) No later than 8:00 a.m. (Calgary time) on the Settlement Date or such time on such other date as may be agreed to by the Trust and the Dealer or Dealers in question to be the Settlement Date for the purpose of a specific issuance of a Certificated Note, the Trustee or issuing agent, as applicable, will make the Certificated Note available at its principal office in Calgary or such other place or places (if any) which the Trust may, with the approval of the Trustee, designate subject to the provisions of the Indenture, against payment by electronic funds transfer. The Dealer will arrange to settle the transaction prior to 10:00 a.m. (Calgary time) on the Settlement Date. If the Dealer does not settle the transaction prior to 10:00 a.m. (Calgary time) on the Settlement Date the transaction shall not settle until the next business day in Calgary and the Trust shall be compensated by the Dealer for its cost of funds incurred as a result of the delay in Settlement based on the interest rate or yield determined and calculated in the manner provided in the Certificated Note, for the period from but not including the Settlement Date to and including the date the transaction settles.

3. For each Certificated Note the Dealer will provide, the exact address of the Registered Owner and address for payment of interest.

4. On the Settlement Date the Trust will deliver to each Dealer's bank account, by electronic funds transfer, the appropriate commissions as agreed.

These operating procedures will be in effect until such time as the Trust and the Dealers shall agree that revisions to the procedures are desirable.

SCHEDULE C

Underwriting Addendum

[Date]

AltaGas Income Trust
AltaGas Holding Limited Partnership No. 1
c/o their agent, AltaGas General Partner Inc.
1700, 355-4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: Senior Vice-President, Finance and Chief Financial Officer

Dear Sirs:

1. Dealer Agreement

We refer to the dealer agreement dated August 23, 2005 (the "Dealer Agreement") among AltaGas Income Trust (the "Trust"), AltaGas Holding Limited Partnership No. 1 and the undersigned (the "Underwriters") and **[name any other parties to the Dealer Agreement that are not Underwriters]**. Terms which are defined in the Dealer Agreement and its applicable schedules have the same meaning herein.

2. Offered Securities

The Underwriters understand that the Trust proposes to issue $• principal amount of Medium Term Notes (the "Offered Notes") having the following attributes:

Issue Date:	•
Maturity Date:	•
Interest Rate:	•% per annum
Interest Payment Dates:	• and •
Initial Interest Payment Date:	•
Redemption Provisions:	•
Other:	As described in the Prospectus and Terms Schedule, if any, attached hereto

3. Agreement to Purchase

Subject to the terms and conditions of the Dealer Agreement, as supplemented or modified by the terms and conditions hereof, the Underwriters hereby offer to purchase from the Trust, and by its acceptance hereof the Trust agrees to sell to the Underwriters, at **[specify date**

and time] (the "Closing Time"), all but not less than all of the Offered Notes at a purchase price (the "Purchase Price") equal to •% of the principal amount thereof **[plus accrued interest, if any, from •, • to the date of delivery of the Offered Notes].**

4. Purchased Percentages

The percentage of the principal amount of the Offered Notes which each of the Underwriters shall be severally obligated to purchase is as follows:

[•	• %
•	• %
•	• %
•	• %
•	• %
•	• %]
	100%

If, with respect to any particular sale of Medium Term Notes, two or more of the Underwriters agree to purchase the Medium Term Notes as principals, the obligations of such Underwriters to purchase the Medium Term Notes shall be several and not joint in that:

(a) each Underwriter shall be obligated to purchase and pay for only the percentage of the Notes that the Underwriter has agreed to purchase; and

(b) if one or more of the Underwriters shall fail or refuse to purchase its applicable percentage of the Medium Term Notes, each of the other relevant Underwriters shall be relieved, without liability, of its obligation to purchase its respective percentage of the Medium Term Notes on submission to the Trust of reasonable evidence of its ability and willingness to fulfill its obligation,

provided that those of the remaining Underwriters who shall be willing and able to purchase their respective percentage of the Medium Term Notes shall have the right, but not the obligation, to purchase the Medium Term Notes not taken up, on a pro rata basis or as they may otherwise agree. Nothing in this section shall oblige the Trust to sell to any or all of the Underwriters who have so agreed to purchase Medium Term Notes as principal less than all of the Medium Term Notes which the Trust has agreed to sell or shall relieve from liability to the Trust any of the Underwriters who shall default in its obligation to purchase its respective percentage of the Medium Term Notes.

5. Underwriters' Fee

In consideration of the agreement of the Underwriters to purchase the Offered Notes and the services rendered and to be rendered by the Underwriters in connection herewith, the Trust agrees to pay the Underwriters at the Closing Time an aggregate fee (the "Underwriting Fee") of •% of the principal amount of the Offered Notes. For greater certainty, the services rendered by

the Underwriters shall not be subject to any Goods and Services Tax provided for in the *Excise Tax Act* (Canada) because any taxable supplies provided shall be incidental to the exempt financial services provided.

6. Termination by Underwriters

In addition to any other remedies which may be available to the Underwriters, an Underwriter shall be entitled, at its option, to terminate and cancel its obligations to purchase Medium Term Notes as principal, without any liability on its part, immediately upon written notice to the Trust at any time prior to the completion of such purchase, if after such Underwriter has agreed to purchase Medium Term Notes as principal:

(a) any order to cease or suspend trading in any securities of the Trust, or prohibiting or restricting the Distribution of the Medium Term Notes, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any Securities Commission, the Exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(b) any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Trust is announced, commenced or threatened by any Securities Commission, the Exchange or by any other competent authority if, in the reasonable opinion of the Underwriter, the announcement, commencement or threatening thereof materially adversely affects or may materially adversely affect the trading or Distribution of the Medium Term Notes;

(c) there shall have occurred any material adverse change in the business, operations, capital or condition (financial or otherwise) of the Trust and its subsidiaries, taken as a whole, or its properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) which, the Underwriter determines, in its sole discretion acting reasonably, would be expected to have a significant adverse effect on the market price or value of the Medium Term Notes;

(d) there should develop, occur or come into effect or existence any event, action, state, condition or financial occurrence, or any catastrophe, of national or international consequence, any law or regulation, or any other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriter, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Trust and its subsidiaries, taken as a whole, such that it would not be practical (in the sole opinion of the Underwriter) to market the Medium Term Notes;

(e) there should have occurred and be continuing an Event of Default (as defined in Principal Indenture) or any event which with the giving of notice, the lapse of time or the happening of any further condition, event or act would be an Event of Default (as defined in the Principal Indenture);

(f) the rating assigned by any nationally recognized securities rating agency to the unsecured debt securities of the Trust (which includes the Medium Term Notes) as of the Trade Date (as defined in Schedule B to the Dealer Agreement) shall have been lowered or the rating outlook for such securities is revised downward (in circumstances where the rating assigned is not concurrently revised upward) since that date or if any such rating agency shall have publicly announced that it has under surveillance or review, with possible negative or uncertain implications, its rating of any debt securities of the Trust; or

(g) there should occur any changes to the Tax Act or the regulations thereunder or any other legislation having an effect on the status of the Trust for taxation purposes, or there should occur any changes to the circumstances of the Trust, in either case, which could reasonably be expected to have a material adverse effect on the Trust and its subsidiaries, taken as a whole, or which would have an adverse effect on holders of Medium Term Notes or on the treatment of payments of principal or interest thereunder.

In the event of a termination by a Underwriter pursuant to this section 6, there shall be no further liability on the part of such Underwriter or of the Trust and AltaGas Holding Limited Partnership No. 1 to such Underwriter except in respect of the obligations of the Trust and AltaGas Holding Limited Partnership No. 1 under sections 9 and 14 of the Dealer Agreement.

7. Restricted Period

The Trust agrees that it will not, prior to • days following the Closing Time, issue, agree to issue or publicly announce an intent to issue, any securities without the prior express written consent of the Underwriters, such consent not to be unreasonably withheld.

8. Operating Procedures

For greater certainty, the Trust and the Underwriters shall follow the operating procedures described in Schedule B to the Dealer Agreement applicable to Book-Entry-Only Securities.

9. Interpretation

In the event of any inconsistency between this Underwriting Addendum and the Dealer Agreement, this Underwriting Addendum shall govern.

This offer and the agreement resulting from the acceptance by the Trust and AltaGas Holding Limited Partnership No. 1 of this offer may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same agreement.

If the foregoing is acceptable to the Trust and AltaGas Holding Limited Partnership No. 1, please signify such acceptance on the duplicates of this letter and return such duplicates to BMO Nesbitt Burns Inc., which accepted offer, with the Dealer Agreement, shall constitute the contract for the purchase by the Underwriters and the sale by the Trust of the Offered Notes.

Yours truly,

BMO Nesbitt Burns Inc.

By:________________________________

Scotia Capital Inc.

By:________________________________

RBC Dominion Securities Inc.

By:________________________________

National Bank Financial Inc.

By:________________________________

CIBC World Markets Inc.

By:________________________________

ACCEPTED THIS ____ DAY OF ________, 200__.

ALTAGAS INCOME TRUST **by its agent, AltaGas General Partner Inc.**	**ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1** **by its agent, AltaGas General Partner Inc.**
By: ____________________________	By: ____________________________
By: ____________________________	By: ____________________________

SCHEDULE D

Due Diligence Review Process
For the Medium Term Note Program

Review with Senior Management

At such time and from time to time as the Trust proposes to file a Prospectus Amendment or a Prospectus Supplement or upon filing of the Trust's annual information form or quarterly management's discussion and analysis, representatives of the Dealers may meet with one or more members of the senior management of AltaGas or the General Partner to conduct a due diligence session with respect to the affairs of the Trust.

Credit Ratings

The Trust shall promptly notify the Dealers if it becomes aware of a change or proposed change in a credit rating of or outlook for the Medium Term Notes.

SUPPLÉMENT DE PROSPECTUS
à un prospectus préalable de base simplifié daté du 18 mai 2005

<u>*Nouvelle émission*</u> Le 23 août 2005


AltaGas

ALTAGAS INCOME TRUST
Débentures-billets à moyen terme
(non garanties)

AltaGas Income Trust (la « Fiducie ») peut occasionnellement offrir au public, pendant la période de validité de 25 mois du prospectus préalable de base simplifié auquel le présent supplément de prospectus se rapporte, des billets à moyen terme (les « billets ») échéant à au moins un an à compter de la date d'émission. Les billets seront émis aux termes d'une convention de fiducie, ne seront pas garantis et prendront rang égal avec toutes les autres dettes non garanties et non subordonnées de la Fiducie.

Les modalités variables propres à un placement de billets seront fixées au moment du placement et de la vente des billets et figureront dans un supplément de fixation du prix ou un autre supplément de prospectus qui accompagnera le présent supplément de prospectus, y compris dans sa version modifiée. Ces modalités comprendront, notamment, le cas échéant, le capital global offert, la devise, la date d'émission et de livraison, la date d'échéance, le prix d'offre (et son mode de calcul dans le cas d'un placement à prix variable), le taux d'intérêt (soit fixe, soit variable et, le cas échéant, son mode de calcul), la ou les dates de paiement de l'intérêt, les dispositions de rachat, d'échange ou de conversion (le cas échéant) ou les modalités de remboursement, la rémunération réelle des courtiers (au sens donné ci-après), le mode de placement et le produit net revenant à la Fiducie. La Fiducie se réserve le droit d'établir dans un supplément de fixation du prix ou un autre supplément de prospectus des modalités propres aux billets qui ne s'inscrivent pas dans les options ou les paramètres énoncés dans le présent supplément de prospectus.

Sauf indication contraire dans un supplément de fixation du prix ou un autre supplément de prospectus, dans le cadre de chaque placement de billets, les billets seront émis sous forme d'un billet global entièrement nominatif en coupures de 5 000 $ et en multiples de 1 000 $ en excédent de ce montant. Les billets offerts seront soit des billets portant intérêt, soit des billets sans intérêt émis au pair, à escompte ou à prime. Les billets peuvent être émis jusqu'à concurrence d'un capital global de 500 000 000 $ (ou l'équivalent dans une autre devise d'après le cours du change applicable au moment du placement) ou, s'ils sont offerts à escompte d'émission initiale, du montant supérieur qui donne lieu à un prix d'offre global d'un maximum de 500 000 000 $ (ou l'équivalent dans une autre devise d'après le cours du change applicable au moment du placement). Ce montant peut être réduit si la Fiducie vend d'autres titres aux termes d'autres suppléments de prospectus au prospectus. Voir « Description des billets ».

De l'avis des conseillers juridiques, les billets offerts aux présentes, s'ils sont émis à la date du présent supplément de prospectus, seraient admissibles à des fins de placement en vertu de certaines lois énumérées à la rubrique « Admissibilité à des fins de placement ».

TAUX SUR DEMANDE

Les billets seront offerts respectivement par un ou plusieurs des courtiers suivants, BMO Nesbitt Burns Inc., Scotia Capitaux Inc., RBC Dominion valeurs mobilières Inc., Financière Banque Nationale Inc. et Marchés mondiaux CIBC Inc., aux termes de la convention de courtage décrite à la rubrique « Mode de placement », ou par tout autre courtier en valeurs que la Fiducie peut occasionnellement choisir (collectivement, les « courtiers » et individuellement, un « courtier »). Les courtiers agiront en tant que mandataires de la Fiducie ou pour leur propre compte, selon le cas, sous réserve de confirmation par la Fiducie aux termes de la convention de courtage. Le taux de commission payable dans le cadre de chaque vente de billets par les courtiers sera fixé par entente entre la Fiducie et les courtiers et sera énoncé dans un supplément de fixation du prix qui accompagnera le présent supplément de prospectus. Les billets peuvent être occasionnellement achetés par l'un ou l'autre des courtiers, en tant que preneur ferme ou courtier achetant pour son propre compte, aux prix et moyennant les commissions dont la Fiducie et ces courtiers peuvent convenir, aux fins de revente au public à des prix devant être négociés avec les souscripteurs. Ces prix de revente peuvent varier pendant la durée du placement et d'un souscripteur à l'autre. La rémunération de chaque courtier augmentera ou diminuera selon que le prix global versé par les souscripteurs pour les billets est supérieur ou inférieur au produit brut versé par les courtiers, agissant pour leur propre compte, à la Fiducie. La Fiducie peut en outre offrir les billets directement à un ou plusieurs souscripteurs aux termes de dispenses d'inscription, dans les territoires où elle peut se prévaloir de telles dispenses, ou d'approbations des autorités de réglementation dans d'autres territoires, aux prix et suivant les modalités pouvant être négociés avec ces souscripteurs.

Les obligations de paiement de la Fiducie aux termes des billets seront inconditionnellement garanties par AltaGas Holding Limited Partnership No. 1 (le « garant »), filiale indirecte de la Fiducie.

Le placement des billets aux termes du présent supplément de prospectus ne sera fait qu'au Canada et qu'auprès de résidents canadiens. Les billets offerts aux termes des présentes n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée *Securities Act of 1933*, dans sa version modifiée (la « Loi de 1933 »), et ils ne peuvent être offerts, vendus ou livrés aux États-Unis ni à des personnes des États-Unis.

Il n'existe aucun marché pour la négociation des billets de sorte que les souscripteurs pourraient être incapables de revendre les billets souscrits aux termes du présent supplément de prospectus.

BMO Nesbitt Burns Inc., Scotia Capitaux Inc., RBC Dominion valeurs mobilières Inc., Financière Banque Nationale Inc. et Marchés mondiaux CIBC Inc. sont des filiales de banques canadiennes qui ont consenti des prêts à la Fiducie ou à ses filiales. Par conséquent, en vertu de la législation en valeurs mobilières applicable, la Fiducie peut être considérée comme un « émetteur associé » de BMO Nesbitt Burns Inc., de Scotia Capitaux Inc., de RBC Dominion valeurs mobilières Inc., de Financière Banque Nationale Inc. et de Marchés mondiaux CIBC Inc. Une tranche du produit net tiré de la vente des billets peut être affectée à la réduction de la dette de la Fiducie envers ces prêteurs. Voir « Mode de placement » et « Emploi du produit ».

Dans le cadre de quelque placement de billets, les courtiers peuvent attribuer des billets en excédent de l'émission ou faire des opérations visant à fixer ou à stabiliser le cours des billets offerts à un niveau supérieur au cours qui serait formé sur un marché libre. Ces opérations peuvent être commencées ou interrompues à tout moment. Voir « Mode de placement ».

Le placement est subordonné à l'approbation de certaines questions d'ordre juridique par Fraser Milner Casgrain S.E.N.C.R.L., pour le compte de la Fiducie, et par Blake, Cassels & Graydon s.r.l., pour le compte des courtiers.

TABLE DES MATIÈRES

FAITS NOUVEAUX

Le 25 mai 2005, le conseil d'administration d'AltaGas General Partner Inc. a approuvé en principe la scisson-distribution de l'entreprise de distribution de gaz naturel de la Fiducie sous forme de société ouverte distincte de la Fiducie et de ses filiales.

L'actif de l'entreprise de distribution de gaz naturel de la Fiducie totalisait 136,9 millions de dollars en date du 30 juin 2005 et comprenait des participations dans des sociétés de service public de distribution de gaz naturel exerçant leurs activités en Alberta, en Nouvelle-Écosse et dans les Territoires du Nord-Ouest. Il est prévu que les porteurs de parts de la Fiducie recevront dans le cadre de l'opération une distribution d'actions d'une société nouvellement constituée qui serait indirectement propriétaire de l'actif de l'entreprise de distribution de gaz naturel. La scission-distribution serait assujettie à l'obtention de diverses approbations réglementaires et devrait avoir lieu à la fin du troisième trimestre ou au début du quatrième trimestre de 2005.

DOCUMENTS INTÉGRÉS PAR RENVOI

Le présent supplément de prospectus est réputé intégré par renvoi au prospectus préalable de base simplifié de la Fiducie daté du 18 mai 2005 qui l'accompagne (le « prospectus ») uniquement aux fins du placement des billets. D'autres documents sont également intégrés ou réputés intégrés par renvoi au prospectus et il y a lieu de se reporter à l'information détaillée du prospectus.

Un supplément de fixation du prix renfermant les modalités variables propres à une émission de billets sera remis aux souscripteurs de ces billets avec le présent supplément de prospectus et le prospectus, et sera réputé intégré par renvoi au présent supplément de prospectus et au prospectus à la date de ce supplément de fixation du prix uniquement aux fins du placement des billets visés par ce supplément de fixation du prix ou autre supplément de prospectus.

Des ratios de couverture par les bénéfices à jour seront déposés trimestriellement auprès des autorités de réglementation en valeurs mobilières compétentes, soit en tant que suppléments de prospectus, soit en tant que pièces aux états financiers consolidés intermédiaires non vérifiés et aux états financiers consolidés annuels vérifiés de la Fiducie, et seront réputés intégrés par renvoi au présent supplément de prospectus et au prospectus aux fins du placement des billets.

Toute information contenue dans le prospectus, dans le présent supplément de prospectus ou dans un autre document (ou dans une partie de celui-ci) intégrée ou réputée intégrée par renvoi au prospectus est réputée modifiée ou remplacée, aux fins du présent supplément de prospectus, dans la mesure où une information contenue dans les présentes ou dans un autre document ultérieurement déposé (ou dans une partie de celui-ci) qui est

également intégré ou réputé intégré par renvoi au prospectus, modifie ou remplace cette information. Il n'est pas nécessaire que l'information modificatrice ou remplaçante indique qu'elle modifie ou remplace l'information antérieure ni qu'elle comprenne quelque autre information donnée dans le document qu'elle modifie ou remplace. L'information ainsi modifiée ou remplacée n'est pas réputée, sauf dans la mesure où elle est ainsi modifiée ou remplacée, faire partie du présent supplément de prospectus ou du prospectus.

EMPLOI DU PRODUIT

Le produit net occasionnellement tiré de l'émission des billets correspondra au prix d'offre, déduction faite de la rémunération ou des commissions et frais d'émission versés dans le cadre de l'émission. Ce produit net ne peut être estimé à la date du présent supplément de prospectus, étant donné que le montant dépendra de l'ampleur de l'émission des billets au cours de la période de validité de 25 mois du prospectus auquel se rapporte le présent supplément de prospectus, et des modalités, des conditions et des dispositions se rattachant à ces billets. Le capital global maximum des billets ne dépassera pas 500 000 000 $ (ou l'équivalent dans une autre devise en fonction du cours du change applicable au moment du placement) ou, s'ils sont offerts à escompte d'émission initiale, le montant supérieur donnant lieu à un prix d'offre global maximum de 500 000 000 $ (ou l'équivalent dans une autre devise en fonction du cours du change applicable au moment du placement). Ce montant peut être réduit si la Fiducie vend d'autres titres aux termes d'autres suppléments de prospectus au prospectus. La Fiducie peut occasionnellement émettre des titres d'emprunt et contracter d'autres dettes autrement que par l'émission des billets aux termes du prospectus et du présent supplément de prospectus.

La Fiducie peut affecter le produit net tiré de l'émission des billets à la réduction de la dette en cours de la Fiducie ou de ses filiales aux termes des facilités de crédit auprès de diverses banques ou institutions financières canadiennes. BMO Nesbitt Burns Inc., Scotia Capitaux Inc., RBC Dominion valeurs mobilières Inc., Financière Banque Nationale Inc. et Marchés mondiaux CIBC Inc. sont des filiales de banques canadiennes qui sont des prêteurs de la Fiducie ou de ses filiales dans le cadre de ces facilités de crédit. La Fiducie peut donc être considérée comme un émetteur associé de ces courtiers aux fins de la législation en valeurs mobilières applicable. Voir « Mode de placement ». La Fiducie affectera toute tranche du produit net qui n'est pas affectée à la réduction de la dette en cours aux termes des facilités de crédit de la Fiducie aux fins générales de l'entreprise, notamment le financement d'acquisitions et d'autres immobilisations et investissements par la Fiducie ou ses filiales. Les frais du présent placement et les commissions seront payés sur les fonds généraux de la Fiducie.

MODE DE PLACEMENT

Aux termes d'une convention de courtage intervenue en date du 23 août 2005 (la « convention de courtage ») entre la Fiducie, le garant et les courtiers, les courtiers sont autorisés, en tant que mandataires de la Fiducie, à cette fin uniquement, à solliciter occasionnellement des offres d'achat de billets dans chacune des provinces du Canada, directement ou par l'intermédiaire d'autres courtiers en valeurs approuvés par la Fiducie. Le taux de commission payable dans le cadre de ventes de billets par les courtiers sera convenu entre la Fiducie et les courtiers et sera indiqué dans un supplément de fixation du prix qui accompagnera le présent supplément de prospectus. La convention de courtage prévoit en outre que les courtiers peuvent occasionnellement souscrire des billets en tant que preneurs fermes ou pour leur propre compte, à des prix et suivant des commissions dont la Fiducie et ces courtiers peuvent de temps à autre convenir, aux fins de revente au public à des prix devant être négociés avec chaque souscripteur.

Si, dans le cadre du placement des billets à prix fixe, les courtiers ont convenu de souscrire les billets en prise ferme et ont déployé des efforts de bonne foi pour vendre tous les billets au prix d'offre initial fixé dans le supplément de fixation du prix ou autre supplément de prospectus applicable, le prix d'offre peut être réduit, puis modifié de nouveau, de temps à autre, à un montant non supérieur au prix d'offre initial fixé dans le supplément, auquel cas les courtiers toucheront une rémunération moindre dans la mesure où le prix global que les souscripteurs ont versé pour les billets est inférieur au produit brut que les courtiers ont versé à la Fiducie. Les obligations des courtiers, lorsqu'ils achètent pour leur propre compte, aux termes de la convention de courtage, peuvent être résiliées à leur gré à la réalisation de certaines conditions.

La Fiducie peut aussi offrir les billets à un ou plusieurs souscripteurs directement, aux termes de dispenses d'inscription, dans les territoires où elle peut se prévaloir de telles dispenses, ou d'approbations des autorités de réglementation dans d'autres territoires, à des prix et suivant des modalités pouvant être négociés avec ces souscripteurs.

BMO Nesbitt Burns Inc., Scotia Capitaux Inc., RBC Dominion valeurs mobilières Inc., Financière Banque Nationale Inc. et Marchés mondiaux CIBC Inc. sont des filiales de banques canadiennes qui ont consenti des prêts à la Fiducie ou à ses filiales. Par conséquent, en vertu de la législation en valeurs mobilières applicable, la Fiducie peut être considérée comme un « émetteur associé » de BMO Nesbitt Burns Inc., de Scotia Capitaux Inc., de RBC Dominion valeurs mobilières Inc., de Financière Banque Nationale Inc. et de Marchés mondiaux CIBC Inc. En date du 30 juin 2005, la Fiducie ou ses filiales devaient à ces prêteurs un montant approximatif de 218 millions de dollars aux termes d'une facilité de crédit consortiale et devaient à l'un de ces prêteurs un montant d'environ 11,2 millions de dollars aux termes d'une facilité de crédit d'exploitation à demande. De plus, en date du 30 juin 2005, la Fiducie ou ses filiales devaient à l'un de ces prêteurs un montant d'environ 29,9 millions de dollars aux termes d'une facilité de lettre de crédit. Ces facilités de crédit ne sont pas garanties, et la Fiducie et ses filiales en respectent actuellement les modalités. Aucun des prêteurs n'a pris part à la décision d'offrir les billets et aucun ne participera à l'établissement des modalités du placement des billets. À chaque vente occasionnelle de billets aux termes du présent supplément de prospectus, chacun des courtiers recevra une commission sur le capital de tout billet vendu par son entremise, et les prêteurs pourront recevoir une tranche du produit de la Fiducie en remboursement de la dette en cours. Voir « Emploi du produit ».

Les billets offerts aux présentes n'ont pas été ni ne seront inscrits en vertu de la Loi de 1933, et ils ne peuvent être offerts ni vendus aux États-Unis ou à des personnes des États-Unis (au sens de *U.S. Persons* du *Regulation S* pris en vertu de la Loi de 1933) ou pour leur compte ou leur bénéfice.

Dans le cadre d'un placement des billets, les courtiers peuvent attribuer des billets en excédent de l'émission ou faire des opérations visant à fixer ou à stabiliser le cours des billets à un niveau supérieur au cours qui serait formé sur un marché libre. Ces opérations peuvent être commencées ou interrompues à tout moment. Les courtiers peuvent occasionnellement souscrire et vendre des billets sur le marché secondaire, mais n'y sont pas tenus. Il n'y a aucune certitude qu'un marché secondaire se développera pour la négociation des billets. Les courtiers peuvent à l'occasion modifier le prix d'offre et les autres modalités de vente sur le marché secondaire.

La Fiducie a convenu d'indemniser les courtiers ainsi que leurs administrateurs, dirigeants, employés, actionnaires, mandataires et personnes qui les contrôlent quant aux responsabilités découlant, entre autres, de quelque information fausse ou trompeuse dans le prospectus ou le présent supplément de prospectus, sauf les responsabilités découlant de toute déclaration fausse ou trompeuse de la part des courtiers.

NOTATION

Les notes visent à fournir aux épargnants une évaluation indépendante de la qualité du crédit d'une émission de titres. Les billets ont été notés BBB (bas) avec une tendance stable par Dominion Bond Rating Service Limited (« DBRS ») et ont reçu une notation provisoire de BBB- de Standard & Poors (« S&P ») (S&P et DBRS sont chacune une « agence de notation »). Les notes que les agences de notation attribuent aux titres d'emprunt vont de AAA, la note la plus élevée, à D, la note la plus faible.

Selon l'échelle de notation de DBRS, les titres d'emprunt notés BBB présentent une qualité de crédit adéquate. La protection de l'intérêt et du capital est jugée acceptable, mais l'entité est un peu plus vulnérable aux revirements défavorables de la situation financière et de la conjoncture économique, ou il peut y avoir d'autres conditions défavorables qui réduisent la force de l'entité et de ses titres notés. Les indications « haut » ou « bas » servent à indiquer la situation relative dans une catégorie de notation en particulier.

Selon l'échelle de notation de S&P, un débiteur noté BBB est raisonnablement susceptible de respecter ses engagements financiers. Toutefois, des revirements négatifs de conjoncture économique ou de situation sont davantage susceptibles de nuire à la capacité du débiteur de respecter ses engagements financiers. Les notes AA à CCC peuvent être

modifiées par l'ajout d'un signe « + » ou d'un signe « - » qui indique la situation relative dans les catégories de notation principales.

Les notes que les agences de notation attribuent aux billets ne constituent pas des recommandations d'acheter, de détenir ou de vendre des billets dans la mesure où ces notations ne se prononcent pas sur leur cours ou leur pertinence pour un épargnant en particulier. Il n'y a aucune certitude qu'une note sera maintenue pendant une durée donnée ni qu'elle ne sera pas éventuellement révisée ou retirée complètement par une agence de notation si elle estime que les circonstances le justifient.

COUVERTURE PAR LES BÉNÉFICES

Les ratios financiers suivants ont été calculés sur une base consolidée pour les périodes de douze mois terminées respectivement le 31 décembre 2004 et le 30 juin 2005 et sont fondés sur des données financières vérifiées dans le cas de la période de 12 mois terminée le 31 décembre 2004, et sur des données financières non vérifiées dans le cas de la période de 12 mois terminée le 30 juin 2005. Les ratios suivants ne tiennent pas compte de l'émission des billets aux termes du présent supplément de prospectus. Les ratios financiers ont été calculés suivant les principes comptables généralement reconnus au Canada.

	30 juin 2005	**31 décembre 2004**
Couverture de la dette à court et à long termes par les bénéfices	5,4 fois	4,3 fois

DESCRIPTION DES BILLETS

La description suivante des billets résume certains de leurs principaux attributs et principales caractéristiques et ne se veut pas exhaustive. La description suivante complète la description des modalités et dispositions générales des titres d'emprunt donnée dans le prospectus joint aux présentes et auquel il y a lieu de se reporter. Sauf indication contraire dans le supplément de fixation du prix ou autre supplément de prospectus applicable, les modalités et conditions énoncées dans la présente rubrique s'appliqueront à chaque billet.

Au cours de la période de validité de 25 mois du prospectus préalable de base simplifié auquel le présent supplément de prospectus se rapporte, les billets peuvent occasionnellement être émis au gré de la Fiducie jusqu'à concurrence d'un capital global de 500 000 000 $ (ou l'équivalent dans une autre devise d'après le cours du change applicable au moment du placement) ou, s'ils sont émis à escompte d'émission initiale, du montant supérieur qui donne lieu à un prix d'offre global maximum de 500 000 000 $ (ou l'équivalent dans une autre devise d'après le cours du change applicable au moment du placement). Ce montant peut être réduit si la Fiducie vend d'autres titres aux termes d'autres suppléments de prospectus au prospectus. Les billets auront des échéances d'au moins un an à compter de la date d'émission et pourront être émis au pair, à escompte ou à prime. Les billets seront émis aux taux d'intérêt, aux prix et aux autres conditions fixés au moment de l'émission en fonction d'un certain nombre de facteurs, notamment les conditions existantes du marché et l'avis des courtiers.

Les billets seront émis aux termes d'une convention de fiducie intervenue en date du 12 mai 2005 (la « convention de fiducie ») entre la Fiducie et Société de fiducie Computershare du Canada, en qualité de fiduciaire (le « fiduciaire des billets »), dans sa version occasionnellement modifiée ou complétée. La convention de fiducie ne limite pas le capital global des billets ou des débentures qui sont autorisés aux termes de celle-ci.

Les modalités propres à tout placement de billets figureront dans un supplément de fixation du prix relatif au placement de ces billets qui accompagnera le présent supplément de prospectus. Ces modalités comprendront, notamment, le cas échéant, la désignation, le capital global offert, la devise, les dates d'émission, de livraison et d'échéance, le prix d'émission (ou son mode de calcul si le prix est variable), le taux d'intérêt (soit fixe, soit variable et, le cas échéant, son mode de calcul), la ou les dates de paiement de l'intérêt, les dispositions de rachat, d'échange ou de conversion (le cas

échéant) ou les modalités de remboursement, la rémunération réelle des courtiers, le mode de placement et le produit net revenant à la Fiducie. La Fiducie se réserve le droit d'indiquer dans un supplément de fixation du prix certaines modalités propres aux billets qui ne s'inscrivent pas dans les options et paramètres énoncés dans le présent supplément de prospectus.

Clauses restrictives

La convention de fiducie renferme des clauses restrictives relativement au paiement du capital et de l'intérêt, de même que diverses autres clauses restrictives de nature générale, notamment des clauses restrictives selon lesquelles, essentiellement, tant que des billets sont en circulation :

a) la Fiducie convient de s'abstenir et d'interdire à ses filiales désignées de créer, de consentir, de prendre en charge ou de tolérer quelque sûreté garantissant la dette, sauf les charges autorisées, sur ses entreprises, activités, rentrées ou revenus, biens, droits ou éléments d'actif, dont elle est actuellement propriétaire ou dont elle se porte éventuellement acquéreur, à moins qu'elle ne veille à ce que les billets soient garantis de façon égale et proportionnelle à cette sûreté;

b) la Fiducie convient de s'abstenir et d'interdire à ses filiales désignées de créer, de prendre en charge ou de contracter par ailleurs quelque obligation financée si au moment de sa création, de sa prise en charge ou de sa conclusion et compte tenu de celle-ci, le ratio des obligations financées par rapport à la capitalisation totale dépasse 70 %; étant entendu, toutefois, aux fins de la présente clause restrictive, qu'un renouvellement, une conversion, une prolongation de la durée ou un refinancement essentiellement simultané ou un autre remboursement d'une obligation existante à l'égard des obligations financées aux termes d'une ligne de crédit ou d'une autre facilité de crédit auprès d'une ou de plusieurs banques ou institutions de prêt n'est pas réputé constituer une création, une prise en charge ou une autre conclusion d'une obligation financée, sauf si son capital est augmenté; et

c) la Fiducie convient d'interdire à ses filiales désignées (à l'exclusion des filiales désignées qui ont consenti au fiduciaire une garantie sur les billets conformément à la convention de fiducie) globalement de créer, de prendre en charge ou de contracter par ailleurs des obligations financées (sauf les obligations financées contractées dans le cadre de l'émission des billets à moyen terme 7,28 % d'un capital de 100 millions de dollars échéant le 4 octobre 2005) qui, globalement, dépassent 10 % de l'actif total consolidé.

Cas de défaut et renonciation

Sauf indication contraire ci-après, les cas énumérés ci-après constitueront des cas de défaut (chacun un « cas de défaut ») aux termes de la convention de fiducie (sauf la survenance d'un cas ou d'une circonstance applicable à une filiale désignée que la Fiducie pourrait exclure des filiales désignées au sens de la définition de « filiale désignée », pourvu que cette déclaration d'exclusion soit faite dans les dix jours de l'avis par la Fiducie au fiduciaire des billets de la survenance d'un tel événement ou d'une telle circonstance) :

a) si la Fiducie est en défaut de paiement du capital ou de la prime (s'il en est) ou de l'intérêt sur tout billet lorsque ces montants deviennent exigibles et payables aux termes de toute disposition de la convention de fiducie ou des billets et qu'un tel défaut se poursuit pendant une période de cinq (5) jours ouvrables après avis écrit du fiduciaire des billets à la Fiducie précisant que ce montant est en souffrance;

b) si un décret ou une ordonnance d'un tribunal compétent est rendu, déclarant la Fiducie ou une filiale désignée en faillite ou insolvable aux termes de la *Loi sur la faillite et l'insolvabilité* (Canada), la *Loi sur les arrangements avec les créanciers des compagnies* (Canada) ou toute autre loi analogue en matière de faillite ou d'insolvabilité ou nommant un séquestre, un séquestre et un gérant ou un séquestre-gérant à l'égard de la totalité ou quasi-totalité des biens de la Fiducie ou d'une filiale désignée ou ordonnant la

liquidation des affaires de la Fiducie ou d'une filiale désignée, et qu'un tel décret ou une telle ordonnance ou nomination ne soit pas suspendu et demeure en vigueur pendant une période de 30 jours consécutifs;

c) si une résolution est adoptée pour la dissolution ou la liquidation de la Fiducie ou d'une filiale désignée (sauf dans le cours d'une opération ou aux termes d'une opération dans laquelle une entité remplaçante continue d'exercer les activités de la Fiducie, et si certaines autres conditions, énoncées dans la convention de fiducie, ont été remplies) ou si la Fiducie ou une filiale désignée entame des procédures en vue d'être déclarée en faillite ou insolvable ou consent à ce que des procédures en faillite ou en insolvabilité soient entamées à son égard aux termes de la *Loi sur la faillite et l'insolvabilité* (Canada) ou la *Loi sur les arrangements avec les créanciers des compagnies* (Canada) ou toute autre loi analogue en matière de faillite ou d'insolvabilité; ou, si la Fiducie ou une filiale désignée consent à la nomination d'un séquestre, d'un séquestre et d'un gérant ou d'un séquestre-gérant ou si un séquestre, un séquestre et un gérant ou un séquestre-gérant est nommé à l'égard de la totalité ou quasi-totalité des biens de la Fiducie ou d'une filiale désignée; ou si la Fiducie ou une filiale désignée fait une cession générale au profit de ses créanciers ou admet par écrit son incapacité à payer ses dettes en général à leur échéance ou prend des mesures en vue de servir l'objet de l'un ou l'autre des buts précités;

d) si la Fiducie ou l'une ou l'autre de ses filiales désignées est en défaut (défaut qui n'a pas fait l'objet de renonciation ni n'a été corrigé) i) aux termes de toute obligation de remboursement des sommes empruntées impayées à leur échéance (sauf une dette sans recours et sauf à l'égard des billets) en excédent du plus élevé entre 25 millions de dollars et 5 % de l'avoir consolidé et après l'expiration de tous les délais de grâce applicables ou ii) quant à l'exécution ou à l'observation de toute autre entente ou condition à l'égard de sommes empruntées impayées en excédent du plus élevé entre 25 millions de dollars et 5 % de l'avoir consolidé si, en conséquence, la déchéance du terme de l'obligation de rembourser ces sommes empruntées a été déclarée à l'exercice du droit d'un créancier ou autrement;

e) si le bénéficiaire d'une sûreté prend possession de tous les biens de la Fiducie ou d'une filiale désignée ou une partie de ceux-ci qui constitue une partie importante des biens de la Fiducie sur une base consolidée, ou si une procédure de saisie-exécution est engagée ou exécutée à l'égard de tous les biens de la Fiducie ou d'une filiale désignée ou d'une partie de ceux-ci qui constitue une partie importante des biens de la Fiducie sur une base consolidée et la créance demeure non réglée au cours d'une période où ces biens pourraient être vendus, à moins que cette procédure ne soit contestée de bonne foi par la Fiducie ou la filiale désignée;

f) si la Fiducie néglige d'observer ou d'exécuter à tous égards importants une autre condition ou un autre engagement important dans la convention de fiducie qui lui incombe et, après que le fiduciaire des billets a donné un avis écrit à la Fiducie précisant ce défaut et exigeant que la Fiducie y mette fin (avis qui doit être donné par le fiduciaire des billets sur réception d'une demande écrite signée par les porteurs d'au moins 25 % du capital des billets alors en cours), la Fiducie omet de corriger un tel défaut dans une période de 45 jours, à moins que le fiduciaire des billets (compte tenu de l'objet du défaut) n'ait convenu d'une période plus longue, et le cas échéant, dans la période convenue par le fiduciaire des billets.

Si un cas de défaut s'est produit aux termes de la convention de fiducie et se poursuit, le fiduciaire des billets peut à son gré et doit, à la demande écrite des porteurs d'au moins 25 % du capital total des billets en circulation aux termes de la convention de fiducie, sous réserve de toute renonciation au défaut aux termes de la convention de fiducie, par avis écrit à la Fiducie, déclarer exigibles et payables le capital et l'intérêt, s'il en est, et la prime, s'il en est, sur tous les billets alors en cours aux termes de la convention de fiducie et toute autre somme payable aux termes de cette convention.

Si un cas de défaut s'est produit aux termes de la convention de fiducie, sauf un défaut de paiement des billets à l'échéance, les porteurs d'au moins 66 ⅔ % du capital des billets émis et en cours aux termes de la convention de fiducie ont le pouvoir d'enjoindre au fiduciaire des billets de renoncer au défaut (pourvu que, si le cas de défaut n'a trait qu'à un engagement applicable à des billets en particulier, seuls les porteurs de 66 ⅔ % du capital de ces billets puissent alors

renoncer au défaut). Tant qu'il n'est pas tenu d'entamer des procédures aux termes de la convention de fiducie, le fiduciaire des billets a le pouvoir de renoncer au défaut si, à son avis, le défaut a été corrigé ou un règlement adéquat a été pris à cet égard.

Droit du fiduciaire des billets d'exiger le paiement

Si, à la suite d'une déclaration faite par le fiduciaire des billets tel qu'il est indiqué à la rubrique « Cas de défaut et renonciation » ci-dessus, la Fiducie omet de payer au fiduciaire des billets sur demande le capital et la prime, s'il en est, et l'intérêt sur tous les billets alors en cours aux termes de la convention de fiducie et toute autre somme payable aux termes de cette convention, le fiduciaire des billets peut à son gré et doit, à la demande écrite des porteurs d'au moins 25 % du capital total des billets en cours aux termes de la convention de fiducie, et moyennant une indemnisation qu'il juge raisonnable à l'égard de tous les frais, dépenses et responsabilités qu'il devra engager, agir en son nom à titre de fiduciaire des billets pour obtenir ou exiger le paiement du capital et de la prime, s'il en est, et de l'intérêt, s'il en est, sur tous les billets en cours aux termes de la convention de fiducie, ainsi que de toute autre somme payable aux termes de la convention de fiducie, en intentant les recours ou les poursuites autorisés par la convention de fiducie ou par la loi ou en *equity* que le fiduciaire pour les billets juge opportuns ou qu'il doit intenter aux termes des directives qu'il a reçues.

Les porteurs de billets émis aux termes de la convention de fiducie ne peuvent intenter aucune action, poursuite ou procédure visant à exiger le paiement du capital, de la prime (s'il en est) ou de l'intérêt sur les billets, ni exercer aucun autre recours autorisé par la convention de fiducie, notamment une action visant à faire respecter la convention de fiducie ou les billets, si ce n'est conformément aux procédures indiquées dans la convention de fiducie.

Rachat des billets au gré de la Fiducie ou au gré du porteur

Les billets seront rachetables par la Fiducie avant l'échéance si le supplément de fixation du prix applicable le précise. Un supplément de fixation du prix peut préciser qu'un billet sera rachetable au gré de la Fiducie avant l'échéance à compter de la date ou des dates et à un prix ou à des prix indiqués dans le supplément de fixation du prix. La Fiducie peut racheter des billets qui de par leurs modalités sont rachetables soit en totalité, soit en partie à l'occasion, moyennant un avis d'au moins 30 jours ou d'au plus 60 jours. Sauf indication contraire dans le supplément de fixation du prix applicable, le prix de rachat des billets qui sont rachetables par la Fiducie correspond au plus élevé entre le prix selon le rendement des obligations du Canada (au sens donné ci-après) et la valeur nominale, majorés de l'intérêt couru et impayé jusqu'à la date de rachat, exclusivement. Par « prix selon le rendement des obligations du Canada » on entend, effectivement, un prix correspondant au prix de chaque billet racheté calculé de manière à obtenir un rendement à l'échéance égal au rendement des obligations du gouvernement du Canada (au sens donné ci-après) le jour ouvrable qui précède la date de la résolution du conseil d'administration d'AltaGas General Partner Inc., en qualité de délégué de la Fiducie, autorisant le rachat, majoré du pourcentage précisé dans le supplément de fixation du prix applicable comme étant le « pourcentage supplémentaire du rendement des obligations du gouvernement du Canada ». Par « rendement des obligations du gouvernement du Canada » on entend, effectivement, à une date, le rendement à l'échéance à cette date composé semestriellement qu'offrirait une obligation du gouvernement du Canada non rachetable si elle était émise, en dollars canadiens au Canada, à 100 % de son capital à cette date et avait une durée à l'échéance égale au reste de la durée à l'échéance du billet racheté. Le rendement des obligations du gouvernement du Canada correspondra à la moyenne des rendements établis par deux courtiers en valeurs canadiens choisis par la Fiducie.

Sauf indication contraire dans le supplément de fixation du prix applicable, les billets ne seront pas rachetables au gré du porteur avant l'échéance. Un supplément de fixation du prix peut préciser qu'un billet sera rachetable au gré du porteur à une date ou des dates indiquées avant l'échéance, à un prix ou à des prix énoncés dans le supplément de fixation du prix, majorés de l'intérêt couru jusqu'à la date de rachat ou de remboursement, exclusivement.

Les billets ne seront pas assujettis à un fonds d'amortissement. Sauf indication contraire dans le supplément de fixation du prix applicable, la Fiducie peut, à tout moment, acheter des billets sur le marché (notamment des achats auprès ou par l'intermédiaire d'un courtier en valeurs ou d'une entreprise membre d'une Bourse reconnue) ou moyennant une

offre d'achat à tous les porteurs de billets ou de gré à gré, à n'importe quel prix. Les billets achetés par la Fiducie seront annulés et ne pourront être réémis.

Garantie

Initialement, le garant garantira inconditionnellement le paiement à l'échéance du capital, de la prime (le cas échéant), de l'intérêt et de tous les autres montants payables par la Fiducie aux termes des billets. Cette garantie fera l'objet d'une décharge à la demande de la Fiducie, à condition toutefois qu'aucun cas de défaut ne se soit produit et ne se poursuive et que cette décharge n'ait pas pour effet d'entraîner la survenance d'un cas de défaut immédiatement après. La garantie sera une obligation directe non garantie du garant et prendra rang égal avec toutes les autres dettes non garanties et non subordonnées actuelles et futures du garant. La garantie sera régie par les lois de la province d'Alberta. La Fiducie peut demander à d'autres de ses filiales désignées de fournir de temps à autre des garanties à l'égard de ses obligations aux termes des billets.

Divers documents d'information que la Fiducie dépose en vertu de la législation en valeurs mobilières applicable sont intégrés par renvoi aux présentes. Conformément à la législation en valeurs mobilières canadienne, le garant a attesté le contenu du présent supplément de prospectus (voir « Attestation du garant »). Ni la Fiducie ni le garant ne déposeront auprès des autorités de réglementation en valeurs mobilières canadiennes des documents d'information continue distincts concernant le garant. Les résultats financiers du garant sont reflétés dans les résultats financiers consolidés de la Fiducie lesquels résultats financiers sont déposés par la Fiducie auprès des autorités de réglementation en valeurs mobilières canadiennes.

Le tableau suivant contient de l'information financière choisie concernant la Fiducie, le garant, les autres filiales de la Fiducie et concernant la Fiducie et l'ensemble de ses filiales sur une base consolidée, dans chaque cas pour la période indiquée.

	Exercice terminé le 31 décembre 2004				
	Fiducie[1)]	**Garant[1)]**	**AltaGas Holding Trust consolidée, sauf le garant, et AltaGas General Partner Inc. (non consolidée)**	**Rajustements de consolidation**	**Fiducie consolidée**
			(en milliers de dollars)		
Actif à court terme	-	387	194 434	-	194 821
Actif à long terme	970 296	669 968	779 962	(1 506 451)	913 775
Passif à court terme	7 481	7 531	286 321	-	301 333
Passif à long terme	-	229 961	1 063 992	(970 204)	323 749
Produits	50 914	51 749	859 219	(102 663)	859 219
Frais de vente, d'exploitation et d'administration et amortissement	-	-	767 668	-	767 668
Bénéfice tiré des activités poursuivies	50 914	50 914	66 636	(102 663)	65 801
Bénéfice net	50 914	50 914	66 636	(102 663)	65 801

	Semestre terminé le 30 juin 2005				
	Fiducie[1)]	Garant[1)]	AltaGas Holding Trust consolidée, sauf le garant, et AltaGas General Partner Inc. (non consolidée)	Rajustements de consolidation	Fiducie consolidée
			(en milliers de dollars)		
Actif à court terme	-	319	174 259	-	174 578
Actif à long terme	1 014 151	812 006	662 654	(1 593 543)	895 268
Passif à court terme	7 782	5 071	256 066	-	268 919
Passif à long terme	-	238 396	1 129 425	(1 064 186)	303 635
Produits	46 685	52 718	670 072	(99 399)	670 076
Frais de vente, d'exploitation et d'administration et amortissement	-	-	613 867	-	613 867
Bénéfice tiré des activités poursuivies	46 685	46 685	52 714	(99 399)	46 685
Bénéfice net	46 685	46 685	52 714	(99 399)	46 685

Nota :

1) Les renseignements financiers pour la Fiducie et le garant reflètent la comptabilisation à la valeur de consolidation de leurs placements dans des filiales.

Définitions

Le sommaire suivant résume certains des termes définis utilisés dans la convention de fiducie. Il y a lieu de se reporter à la convention de fiducie pour la définition intégrale de tous ces termes :

« actif total consolidé » à l'égard de la Fiducie et de ses filiales désignées, à la date à laquelle il est calculé conformément aux principes comptables généralement reconnus sur une base consolidée, sans double emploi, un montant correspondant à l'actif total de la Fiducie et de ses filiales désignées tel qu'il figure au bilan consolidé de la Fiducie et de ses filiales consolidées;

« actions comportant droit de vote » les actions de quelque catégorie d'une société ou d'autres titres de cette société ou d'autres titres de quelque autre personne qui confèrent des droits de vote pour l'élection du conseil d'administration (ou d'autres personnes exerçant des fonctions analogues) dans toute circonstance;

« avoir consolidé » à l'égard de la Fiducie et de ses filiales désignées, à la date à laquelle il est calculé conformément aux principes comptables généralement reconnus sur une base consolidée, sans double emploi, un montant correspondant au montant de l'avoir de la Fiducie tel qu'il figure au bilan consolidé de la Fiducie et de ses filiales désignées, y compris, notamment le capital des porteurs de parts, le surplus d'apport, les bénéfices non répartis et d'autres inscriptions au titre de l'avoir;

« capitalisation totale », à l'égard de la Fiducie et de ses filiales désignées, un montant correspondant, à la date du calcul de la capitalisation totale conformément aux principes comptables généralement reconnus sur une base consolidée, au total de l'avoir consolidé de la dette subordonnée, des obligations financées et du montant de toute participation minoritaire;

« charges autorisées » à l'égard d'une personne ou d'un bien l'une des charges suivantes :

a) une sûreté consentie sur des actifs à court terme dans le cours normal de l'activité à une ou des banques ou d'autres institutions de prêt en garantie d'une dette payable à demande ou échéant dans les 18 mois de la date à laquelle cette dette est contractée ou de la date de tout renouvellement ou toute prolongation de celle-ci;

b) les sûretés à l'égard des taxes et impôts, cotisations ou charges gouvernementales qui ne sont pas exigibles ni en souffrance, ou dont la validité est contestée de bonne foi par la Fiducie ou l'une de ses filiales désignées; étant entendu que la Fiducie ou cette filiale désignée a constitué des réserves suffisantes à cet égard conformément aux principes comptables généralement reconnus;

c) la sûreté à l'égard d'un jugement rendu, ou d'une réclamation déposée, contre la Fiducie ou l'une de ses filiales désignées que la Fiducie ou cette filiale désignée conteste de bonne foi; étant entendu que la Fiducie ou cette filiale désignée a constitué des réserves suffisantes à cet égard conformément aux principes comptables généralement reconnus;

d) les sûretés imposées ou autorisées par la loi, notamment le privilège du transporteur, l'hypothèque du constructeur, du fournisseur de matériaux et autres privilèges ou charges de nature analogue qui ont trait aux obligations qui ne sont pas exigibles ni en souffrance ou, si elles sont exigibles ou en souffrance, une sûreté que la Fiducie ou l'une de ses filiales désignées conteste de bonne foi si l'échec d'une telle contestation n'aura pas d'effet défavorable important;

e) les sûretés découlant du cours normal de la construction ou de l'exploitation courante, ou s'y rapportant, qui n'ont pas été publiées conformément à la loi à l'encontre de la Fiducie ou de l'une de ses filiales désignées ou à l'égard desquelles aucune mesure ni procédure pour faire valoir une telle sûreté n'a été prise, ou qui ont trait aux obligations qui ne sont pas exigibles ni en souffrance ou, si elles sont exigibles ou en souffrance, une sûreté que la Fiducie ou l'une de ses filiales désignées conteste de bonne foi; étant entendu que la Fiducie ou cette filiale désignée a constitué des réserves suffisantes à cet égard conformément aux principes comptables généralement reconnus;

f) les sûretés consenties, créées ou prises en charge dans le cours normal de l'activité et conformément à la pratique de l'industrie à l'égard de la mise en valeur et de l'exploitation conjointes de pipelines, d'installations de production ou de traitement du pétrole et du gaz, en tant que sûreté en faveur de toute autre personne effectuant la mise en valeur ou l'exploitation du bien visé par ces sûretés, pour la partie des coûts et dépenses d'une telle mise en valeur ou exploitation de la Fiducie ou d'une de ses filiales désignées, pourvu que ces coûts et dépenses ne soient pas exigibles ni en souffrance ou, s'ils le sont, les sûretés que la Fiducie ou cette filiale désignée conteste de bonne foi; étant entendu que la Fiducie ou cette filiale désignée a constitué des réserves suffisantes à cet égard conformément aux principes comptables généralement reconnus;

g) les servitudes, droits de passage, zonages, droits de surface ou autres droits ou restrictions analogues à l'égard des terrains détenus par la Fiducie ou l'une de ses filiales désignées (notamment le droit de passage et les servitudes pour les chemins de fer, les égouts, les drains, les pipelines, les conduites de gaz et d'eau, les conduits, les poteaux, les fils et câbles pour l'électricité, le téléphone et le télégraphe ou la câblodistribution) qui, individuellement ou collectivement, n'ont pas un effet défavorable important;

h) toute sûreté découlant des lois ou des règlements en matière d'accident du travail, d'assurance emploi, de retraite et d'emploi;

i) toute sûreté consentie par la Fiducie ou l'une de ses filiales désignées à un service public ou à une autorité gouvernementale dans le cours normal de l'activité de la Fiducie et de ses filiales désignées dans le cadre

de l'exploitation de la Fiducie ou de cette filiale désignée, si ces sûretés, individuellement ou collectivement, n'ont pas un effet défavorable important;

j) le droit réservé ou dévolu à toute autorité gouvernementale selon les modalités d'un bail, d'une licence, d'une concession ou d'un permis, ou selon toute disposition législative ou réglementaire visant à mettre fin à ce bail, à cette licence, à cette concession ou à ce permis ou à ordonner des paiements annuels ou d'autres paiements périodiques en tant que condition à leur maintien en vigueur;

k) toutes les réserves et restrictions de la concession initiale de terrains et de biens-fonds de la Couronne ou de participations dans ceux-ci, et toutes les exceptions, réserves et restrictions législatives à l'égard des droits de propriété;

l) tout droit de premier refus, option d'achat ou droit de préemption en faveur d'une personne accordé dans le cours normal de l'activité à l'égard de la totalité ou d'une partie des biens de la Fiducie ou de l'une de ses filiales désignées;

m) toute sûreté à l'égard de laquelle il a été déposé auprès du fiduciaire une somme au comptant, des quasi-espèces, un cautionnement ou une autre sûreté qui convient au fiduciaire et d'un montant suffisant au règlement intégral de l'obligation relative à cette sûreté;

n) toute sûreté sur une somme au comptant ou des titres négociables de la Fiducie ou de ses filiales désignées accordée dans le cadre de swaps, pourvu qu'au moment de l'octroi d'une telle sûreté, les obligations garanties par cette sûreté ne soient pas exigibles ni en souffrance;

o) les sûretés consenties en garantie, ou prises en charge ou créées à l'égard d'une dette sans recours et les sûretés consenties en garantie ou prises en charge ou créées à l'égard des obligations sur prix d'achat;

p) une sûreté consentie dans un bail ou tout droit de saisie réservé dans un bail ou qui peut être exercé aux termes d'un bail pour le loyer et conformément aux modalités de ce bail;

q) une sûreté en faveur de la Fiducie ou d'une filiale désignée;

r) une sûreté sur les biens, meubles ou immeubles, d'une personne (autre qu'une sûreté consentie en prévision d'une fusion ou d'un regroupement mentionné ci-après) qui existe au moment où cette personne fusionne ou se regroupe avec la Fiducie ou une filiale désignée ou au moment où ces biens sont autrement acquis par la Fiducie ou une filiale désignée;

s) une sûreté à l'égard des obligations ou devoirs visant les biens de la Fiducie ou d'une filiale désignée consentie à une autorité gouvernementale à l'égard de quelque franchise, concession, licence ou permis et tout vice de titre visant les structures ou les autres installations découlant uniquement du fait que ces structures ou installations sont construites ou installées sur des terrains détenus par la Fiducie ou par cette filiale désignée aux termes des permis, des baux ou autres concessions du gouvernement, ces obligations, devoirs et vices n'ayant pas ensemble d'incidence défavorable importante sur l'utilisation de ces biens, structures ou installations aux fins pour lesquelles ils sont détenus par la Fiducie ou cette filiale désignée;

t) une sûreté à l'égard de dépôts dans le cadre d'offres ou de soumissions;

u) une sûreté à l'égard de procédures d'expropriation, de cautionnement ou de cautionnement d'appel ou de frais de litige;

v) toute forme de prolongation, de renouvellement ou de remplacement d'une charge autorisée aux termes de l'un ou l'autre des autres alinéas de la présente définition de charge autorisée, pourvu que cette

prolongation, ce renouvellement ou ce remplacement de sûreté ne garantisse pas le remboursement d'un montant en excédent de tout capital de la dette impayée à cet égard immédiatement avant cette prolongation, ce renouvellement ou ce remplacement, et que cette prolongation, ce renouvellement ou ce remplacement soit limité à la totalité ou à une partie des biens et des ajouts et des améliorations à ceux-ci visés par la sûreté ainsi prolongée, renouvelée ou remplacée;

w) les sûretés non autorisées par l'un des autres alinéas de la présente définition de charges autorisées, que les sûretés ne seront pas permises aux termes du présent alinéa w) si cela avait pour effet que le montant total de la dette garantie par les sûretés permises aux termes du présent alinéa w) dépasserait le plus élevé entre 25 000 000 $ et 10 % de l'avoir consolidé; et

x) les sûretés grevant les biens ou éléments d'actif de la Fiducie ou d'une de ses filiales désignées qui existent à la date de la convention de fiducie;

« dette » l'ensemble des postes de dette pour emprunts d'argent qui, conformément aux principes comptables généralement reconnus, figureraient aux états financiers à la date de calcul de la dette, y compris dans tous les cas, sans double emploi :

a) les obligations garanties par une sûreté existante grevant un bien détenu en propriété assujetti à cette sûreté, que les obligations ainsi garanties aient été ou non prises en charge; et

b) les garanties, indemnités, endossements (sauf les endossements à des fins de recouvrement dans le cours normal de l'activité) ou autres éléments de passif éventuel à l'égard des obligations d'une autre personne pour une dette de cette autre personne visant des montants qu'elle a empruntés;

« dette sans recours » les dettes, le passif ou les autres obligations, y compris les garanties, indemnités, endossements (sauf les endossements à des fins de recouvrement dans le cours normal de l'activité) ou autres éléments de passif éventuel à l'égard des obligations d'une autre personne, dans chaque cas contractés ou pris en charge pour financer ou refinancer la création, la construction, le développement ou l'acquisition, directement ou indirectement, d'éléments d'actif, ainsi que les augmentations ou prolongations, renouvellements ou remboursements de ces dettes, de ce passif et de ces obligations, si le recours du prêteur (ou d'un mandataire, d'un fiduciaire, d'un séquestre ou d'une autre personne agissant pour le compte du prêteur à l'égard de ces dettes, de ce passif et de ces obligations) ou un jugement à cet égard est limité, dans toutes les circonstances (sauf à l'égard de déclarations et garanties fausses ou trompeuses et des indemnisations usuelles prévues dans le cadre de ces financements, pour lesquels ce prêteur (ou une autre personne agissant pour le compte de ce prêteur) peut avoir un recours non garanti) aux éléments d'actif directement ou indirectement créés, construits, développés ou acquis (y compris tous les biens mobiliers en découlant ou s'y rapportant) à l'égard desquels ces dettes, ce passif ou ces autres obligations ont été contractés ou pris en charge, et aux débiteurs, aux stocks, à l'équipement, aux actes mobiliers, aux biens incorporels et aux autres droits, biens en garantie ou produits en découlant ou s'y rapportant (y compris, pour plus de certitude, les actions ou autres participations d'une entité à but unique qui ne détient directement ou indirectement que ces éléments d'actif et autres droits et biens en garantie en découlant ou s'y rapportant) et à l'égard desquels ce prêteur (ou une autre personne agissant pour le compte de ce prêteur) a un recours;

« dette subordonnée », toute dette qui est ou est déclarée comme étant subordonnée dans tous les cas et à tous égards (y compris le droit de paiement) au paiement du capital, de la prime (s'il en est) et de l'intérêt sur les billets émis aux termes de la convention de fiducie;

« effet défavorable important » tout événement, circonstance, situation ou changement dont on peut raisonnablement s'attendre à ce qu'il ait une incidence ou un effet défavorable important a) sur la capacité de la Fiducie de rembourser le montant impayé aux termes des billets; ou b) sur la capacité de la Fiducie d'exécuter l'une ou l'autre de ses autres obligations aux termes de la convention de fiducie; ou c) sur la validité ou l'opposabilité de la convention de fiducie ou des billets ou de la priorité des billets;

« filiale » à l'égard d'une personne : a) toute société dont le nombre d'actions comportant droit de vote conférant de par leurs modalités un droit de vote ordinaire pour l'élection d'une majorité du conseil d'administration de cette société (peu importe si à ce moment quelque autre catégorie d'actions de cette société peut avoir droit de vote à la survenance d'une éventualité, à moins que l'éventualité ne soit survenue et alors tant qu'elle se poursuit) appartient à ce moment, directement, indirectement ou en propriété véritable à cette personne, ou à une ou plusieurs de ses filiales, ou à cette personne et à une ou plusieurs de ses filiales, ou est contrôlée directement, indirectement ou véritablement par celles-ci; b) toute société de personnes dont, à ce moment, cette personne, ou une ou plusieurs de ses filiales, ou cette personne et une ou plusieurs de ses filiales, directement, indirectement ou véritablement exercent un droit de propriété ou de contrôle sur plus de 50 % du revenu, du capital, des participations véritables ou des participations financières (peu importe la désignation) de celle-ci; ou c) toute autre personne dont au moins une majorité du revenu, du capital, des participations véritables ou des participations financières (peu importe la désignation) appartiennent à ce moment directement, indirectement ou véritablement à cette personne ou à une ou plusieurs de ses filiales ou à cette personne et une ou plusieurs de ses filiales ou est contrôlée directement, indirectement ou véritablement par celles-ci;

« filiale désignée » toute filiale de la Fiducie qui, par directive écrite de la Fiducie, est déclarée être une filiale désignée; étant entendu que toute filiale désignée peut, par voie de directive écrite de la Fiducie, être déclarée ne plus être une filiale désignée si, au moment de cette déclaration et compte tenu de celle-ci, le ratio des obligations financées par rapport à la capitalisation totale n'excède pas 70 %;

« obligations financées », à l'égard de la Fiducie et de ses filiales désignées, à la date à laquelle il est établi conformément aux principes comptables généralement reconnus sur une base consolidée, sans double emploi, un montant correspondant à la dette qui figurerait au poste de la dette à long terme au bilan consolidé de la Fiducie et de ses filiales désignées à l'exclusion a) de la dette sans recours; b) de la dette subordonnée; c) des obligations sur prix d'achat; et d) de quelque montant à l'égard des obligations de la Fiducie envers une filiale désignée, ou d'une filiale désignée envers la Fiducie ou une autre filiale désignée;

« obligation sur prix d'achat », les dettes ou obligations monétaires contractées, créées ou prises en charge au titre, ou contractées, créées ou prises en charge aux fins de financer le paiement, en totalité ou en partie, a) du prix d'achat (qui est réputé comprendre les coûts de construction ou d'installation ou les paiements de location, selon le cas) des biens acquis (y compris aux termes d'un bail) après la date de la convention de fiducie; ou b) du coût des améliorations effectuées sur les biens après la date de la convention de fiducie, pourvu que le capital d'une telle dette ou obligation monétaire ne dépasse pas, au moment où elle est contractée, créée ou prise en charge, le prix d'achat des biens au moment de leur acquisition initiale, ou le coût des améliorations, selon le cas, et que cette dette ou obligation monétaire soit contractée, créée ou prise en charge au plus tard 180 jours après cet achat ou l'achèvement d'une telle acquisition, construction, installation ou amélioration, selon le cas, y compris toute prolongation ou tout renouvellement ou refinancement de celle-ci tant que le capital impayé immédiatement avant la date d'une telle prolongation ou d'un tel renouvellement ou refinancement n'ait pas augmenté;

« sûreté » toute cession, hypothèque, charge, priorité, hypothèque légale, convention de droit de rétention, sûreté ou tout privilège, créé de quelque manière que ce soit, soit absolu ou éventuel, fixe ou variable, en droit ou en équité, opposable ou non, qui garantit le paiement ou l'exécution d'une obligation, mais ne comprend pas un droit de compensation créé dans le cours normal de l'activité à moins que ce droit de compensation ne soit créé aux fins de garantir le remboursement d'une dette pour emprunt d'argent.

ADMISSIBILITÉ À DES FINS DE PLACEMENT

De l'avis de Fraser Milner Casgrain S.E.N.C.R.L., conseillers juridiques de la Fiducie, et de Blake, Cassels & Graydon s.r.l., conseillers juridiques des courtiers, les billets offerts aux présentes, s'ils étaient émis à la date du présent supplément de prospectus, constitueraient des placements admissibles à cette date en vertu de la *Loi de l'impôt sur le revenu* (Canada) et de son règlement d'application (la « LIR ») pour des fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes enregistrés d'épargne-études et des régimes de participation différée aux bénéfices (sauf des fiducies régies par des régimes de participation différée aux bénéfices dans

lesquels des cotisations sont versées par la Fiducie ou par des personnes ou sociétés de personnes avec lesquelles la Fiducie a un lien de dépendance aux fins de la LIR).

FACTEURS DE RISQUE

Les souscripteurs éventuels de billets devraient examiner attentivement les facteurs de risque inclus et intégrés par renvoi dans le prospectus, dans le présent supplément de prospectus et dans le supplément de fixation du prix applicable ou dans un autre supplément de prospectus relatif à un placement de billets.

Les documents d'information annuels que la Fiducie dépose auprès des diverses autorités de réglementation en valeurs mobilières et qui sont intégrés par renvoi dans le prospectus et dans le présent supplément de prospectus renferment des exposés concernant certains risques inhérents à l'activité de la Fiducie.

Risques propres à la nature non garantie des billets et à la garantie

Les billets et la garantie constitueront une dette non garantie de premier rang de la Fiducie et du garant, respectivement, et prendront rang égal quant au droit de paiement (sauf à l'égard des fonds d'amortissement et des créances prioritaires par application de la loi) avec toutes les autres dettes non garanties de premier rang actuelles et futures de la Fiducie et du garant, respectivement. Les billets et la garantie seront en fait subordonnés à toutes les dettes garanties actuelles et futures de la Fiducie et du garant, jusqu'à concurrence de l'actif garantissant ces dettes. Si la Fiducie ou le garant sont parties à une faillite, à une dissolution, à une liquidation ou à une restructuration, les porteurs de la dette garantie seraient payés avant que les porteurs de billets ne reçoivent quelque somme due aux termes des billets jusqu'à concurrence de la valeur de l'actif garantissant la dette garantie. Le cas échéant, un porteur de billets pourrait ne pas recouvrer le capital ou l'intérêt qui lui est dû aux termes des billets ou de la garantie.

Subordination structurelle

Initialement, les billets ne seront pas garantis par quelque autre filiale de la Fiducie que le garant. Par conséquent, les billets seront en fait subordonnés au passif actuel et futur des autres filiales de la Fiducie que le garant, et la garantie sera en fait subordonnée au passif actuel et futur des filiales du garant. Les créanciers de ces filiales auront le droit de se faire payer avant que des fonds ne soient distribués par ces filiales à la Fiducie pour faire des paiements sur les billets. En cas de faillite, de dissolution, de liquidation ou de restructuration de l'une de ces filiales, une fois son passif acquitté, la filiale pourrait ne pas avoir suffisamment d'actif pour faire des paiements à la Fiducie ou, le cas échéant, au garant en sa qualité respective de porteur d'actions de cette filiale.

Risque lié à la liquidité

La Fiducie n'entend pas inscrire les billets à la cote d'une Bourse et rien ne garantit qu'il se développera un marché secondaire ou un marché liquide pour les billets. Chacun des courtiers peut occasionnellement souscrire et vendre les billets sur le marché secondaire ou maintenir un marché pour les billets, mais n'y est pas tenu, et rien ne garantit qu'un courtier entreprendra quelque activité de maintien d'un marché pour les billets.

Risques liés au taux d'intérêt

Les taux d'intérêt en vigueur auront une incidence sur le cours ou la valeur des billets. Le cours ou la valeur des billets peut chuter si les taux d'intérêt en vigueur de titres d'emprunt comparables devaient monter, et monter si les taux d'intérêts en vigueur de titres d'emprunt comparables devaient baisser.

Changements dans la solvabilité et la notation

La solvabilité apparente de la Fiducie et du garant et des modifications à la notation des billets pourraient avoir une incidence sur le cours ou la valeur et la liquidité des billets.

VÉRIFICATEURS

Les vérificateurs de la Fiducie sont Ernst & Young s.r.l., comptables agréés, au 440 - 2nd Avenue S.W., bureau 1000, Calgary (Alberta) T2P 5E9. Les associés de Ernst & Young s.r.l., comptables agréés, en tant que groupe, ne sont propriétaires véritables, directement ou indirectement, d'aucune part de fiducie en circulation de la Fiducie.

QUESTIONS D'ORDRE JURIDIQUE

Certaines questions d'ordre juridique concernant l'émission des billets seront examinées pour le compte de la Fiducie par Fraser Milner Casgrain S.E.N.C.R.L. et pour le compte des courtiers par Blake, Cassels & Graydon s.r.l. À la date du présent supplément de prospectus, les associés et autres avocats de Fraser Milner Casgrain S.E.N.C.R.L. et les associés et autres avocats de Blake, Cassels & Graydon s.r.l., en tant que groupe, sont propriétaires véritables, directement ou indirectement, de moins de 1 % des parts de fiducie en circulation de la Fiducie.

ATTESTATION DES COURTIERS

Le 23 août 2005

À notre connaissance, le prospectus simplifié daté du 18 mai 2005, les documents qui y sont intégrés par renvoi et le présent supplément constitueront, à la date du dernier supplément qui se rapporte aux titres offerts au moyen du prospectus et des suppléments, un exposé complet, véridique et clair de tous les faits importants se rapportant à ces titres offerts, conformément à la législation en valeurs mobilières de chacune des provinces du Canada et ne contiendront aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

BMO NESBITT BURNS INC.

Par : (signé) Danny C. Mah

SCOTIA CAPITAUX INC.

Par : (signé) Murray W. Neal

RBC DOMINION VALEURS MOBILIÈRES INC.

Par : (signé) Craig E. Kelly

FINANCIÈRE BANQUE NATIONALE INC.

Par : (signé) L. Trevor Anderson

MARCHÉS MONDIAUX CIBC INC.

Par : (signé) Donald W. Farrington

ATTESTATION DU GARANT

Le 23 août 2005

Le prospectus simplifié daté du 18 mai 2005, les documents qui y sont intégrés par renvoi et le présent supplément constitueront, à la date du dernier supplément qui se rapporte aux titres offerts au moyen du prospectus et des suppléments, un exposé complet, véridique et clair de tous les faits importants se rapportant à ces titres, conformément à la législation en valeurs mobilières de chacune des provinces du Canada et ne contiendront aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

ALTAGAS HOLDING LIMITED
PARTNERHIP NO. 1
Par son commandité :
ALTAGAS GENERAL PARTNER INC.

Par : (signé) David W. Cornhill
Chef de la direction

Par : (signé) Patricia M. Newson
Chef des finances

Au nom du conseil d'administration
d'ALTAGAS GENERAL
PARTNER INC.

Par : (signé) Daryl H. Gilbert
Administrateur

Par : (signé) John B. Breen
Administrateur

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated May 18, 2005 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus (including applicable pricing supplements) constitutes a public offering of these securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

The securities to be offered hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States of America or to U.S. persons. See "Plan of Distribution".

PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus Dated May 18, 2005

New Issue — August 23, 2005


AltaGas

ALTAGAS INCOME TRUST
Medium Term Note Debentures
(Unsecured)

AltaGas Income Trust (the "Trust") may offer to the public from time to time, during the 25 month period that the short form base shelf prospectus to which this prospectus supplement relates remains valid, medium term notes ("Notes") having maturities of not less than one year from the date of issue. The Notes will be issued under a trust indenture, will be unsecured and will rank *pari passu* with all other unsecured and unsubordinated indebtedness of the Trust.

The specific variable terms of any offering of Notes will be established at the time of the offering and sale of the Notes and will be set forth in a pricing supplement or other prospectus supplement which will accompany this prospectus supplement, including any amendments thereto. Such terms will include, where applicable and without limitation, the aggregate principal amount being offered, the currency, the issue and delivery date, the maturity date, the issue price (and manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), the redemption, exchange or conversion provisions (if any) or repayment terms, the actual commission of the Dealers (as defined below), the method of distribution and the net proceeds to the Trust. The Trust reserves the right to set forth in a pricing supplement or other prospectus supplement specific terms pertaining to the Notes which are not within the options and parameters set forth in this prospectus supplement.

Unless otherwise specified in a pricing supplement or other prospectus supplement, each offering of Notes will be issued as a fully registered global note in denominations of $5,000 and multiples of $1,000 above such amount. The Notes offered will either be interest bearing Notes or non-interest bearing Notes issued at par, a discount or a premium. The Notes may be issued in an aggregate principal amount of up to $500,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the offering) or, if offered at an original issue discount, such greater amount as shall result in an aggregate offering price of up to $500,000,000 (or the equivalent thereof in other

currencies based on the applicable exchange rate at the time of the offering). Such amount is subject to reduction as a result of the sale by the Trust of other securities pursuant to other prospectus supplements to the prospectus. See "Description of the Notes".

In the opinion of counsel, the Notes offered hereby, if issued on the date of this prospectus supplement, would be eligible for investment under certain statutes as referred to under "Eligibility for Investment".

RATES ON APPLICATION

The Notes will be offered severally by one or more of BMO Nesbitt Burns Inc., Scotia Capital Inc., RBC Dominion Securities Inc., National Bank Financial Inc. and CIBC World Markets Inc. pursuant to the Dealer Agreement referred to under the heading "Plan of Distribution", or by such other investment dealers as may be selected from time to time by the Trust (collectively, the "Dealers" and individually, a "Dealer"). The Dealers shall act as the Trust's agents or as principals, as the case may be, subject to confirmation by the Trust pursuant to the Dealer Agreement. The rate of commission payable in connection with each sale of Notes by the Dealers will be as determined by agreement between the Trust and the Dealers and will be set forth in a pricing supplement which will accompany this prospectus supplement. The Notes may be purchased from time to time by any of the Dealers, as an underwriter or dealer purchasing as principal, at such prices and at such commissions as may be agreed upon by the Trust and any such Dealers, for resale to the public at prices to be negotiated with purchasers. Such resale prices may vary during the distribution period and as between purchasers. Each Dealer's compensation will be increased or decreased by the amount by which the aggregate price paid by the purchasers for Notes exceeds or is less than the gross proceeds paid by the Dealers, acting as principal, to the Trust. The Trust may also offer the Notes to one or more purchasers directly, pursuant to registration exemptions, in those jurisdictions where such exemptions are available, or regulatory approval in other jurisdictions, at such prices and terms as may be negotiated with any such purchasers.

The Trust's payment obligations under the Notes will be unconditionally guaranteed by AltaGas Holding Limited Partnership No. 1 (the "Guarantor"), an indirect subsidiary of the Trust.

The offering of Notes under this prospectus supplement will be made only in Canada and to residents thereof. The Notes offered hereunder have not been and will not be registered under the *United States Securities Act* of 1933, as amended (the "U.S. Securities Act"), and may not be offered, sold or delivered within the United States or to U.S. persons.

There is no market through which the Notes may be sold and purchasers may not be able to resell Notes purchased under this prospectus supplement.

BMO Nesbitt Burns Inc., Scotia Capital Inc., RBC Dominion Securities Inc., National Bank Financial Inc. and CIBC World Markets Inc. are subsidiaries of Canadian chartered banks that are lenders to the Trust or its subsidiaries. Accordingly, pursuant to applicable securities legislation, the Trust may be considered a "connected issuer" to BMO Nesbitt Burns Inc., Scotia Capital Inc., RBC Dominion Securities Inc., National Bank Financial Inc. and CIBC World Markets Inc. A portion of the net proceeds from the sale of the Notes may be used to reduce the indebtedness of the Trust to such lenders. See "Plan of Distribution" and "Use of Proceeds".

In connection with any offering of Notes, the Dealers may over-allot or effect transactions which stabilize or maintain the market price of the Notes offered at a level above that which might otherwise

prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

The offering is subject to approval of certain legal matters on behalf of the Trust by Fraser Milner Casgrain LLP and on behalf of the Dealers by Blake, Cassels & Graydon LLP.

TABLE OF CONTENTS

RECENT DEVELOPMENTS

On May 25, 2005, the board of directors of AltaGas General Partner Inc. approved in principle the spin out of the natural gas distribution business of the Trust as a public corporation separate from the Trust and its subsidiaries.

The Trust's natural gas distribution business assets totalled $136.9 million as at June 30, 2005, comprising interests in natural gas distribution utility companies operating in Alberta, Nova Scotia and the Northwest Territories. As part of the transaction it is anticipated that unitholders of the Trust will receive a distribution of shares of a newly formed corporation that would indirectly own the assets of the natural gas distribution business. The spin out would be subject to various regulatory approvals and is expected to be implemented late in the third quarter or early in the fourth quarter of 2005.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus of the Trust dated May 18, 2005 (the "prospectus") solely for the purposes of the offering of the Notes. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus and reference should be made to the prospectus for full particulars.

A pricing supplement containing the specific variable terms for an issue of Notes will be delivered to purchasers of such Notes together with this prospectus supplement and the prospectus and will be deemed to be incorporated by reference into this prospectus supplement and the prospectus as of the date of such pricing supplement solely for the purposes of the offering of the Notes covered by such pricing supplement or other prospectus supplement.

Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as prospectus supplements or as exhibits to the Trust's unaudited interim consolidated

financial statements and audited annual consolidated financial statements, and will be deemed to be incorporated by reference into this prospectus supplement and the prospectus for the purposes of the offering of the Notes.

Any statement contained in the prospectus, in this prospectus supplement or in any other document (or part thereof) incorporated or deemed to be incorporated by reference into the prospectus shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in any other subsequently filed document (or part thereof) which also is or is deemed to be incorporated by reference into the prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the prospectus.

USE OF PROCEEDS

The net proceeds from the issuance of Notes, from time to time, will be the issue price less any fees or commissions and expenses of the issuance paid in connection therewith. Such net proceeds cannot be estimated as of the date of this prospectus supplement, as the amount will depend on the extent to which Notes are issued during the 25 month period that the prospectus to which this prospectus supplement relates remains valid and upon the terms, conditions and provisions attaching to such Notes. The maximum aggregate principal amount of the Notes will not exceed $500,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the offering) or, if offered at an original issue discount, such greater amount as shall result in an aggregate offering price of up to $500,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the offering). Such amount is subject to reduction as a result of the sale by the Trust of other securities pursuant to other prospectus supplements to the prospectus. From time to time, the Trust may issue debt securities and incur additional indebtedness other than through the issue of Notes pursuant to the prospectus and this prospectus supplement.

The net proceeds resulting from the issuance of Notes may be used by the Trust to reduce outstanding indebtedness of the Trust or its subsidiaries pursuant to credit facilities maintained with various Canadian chartered banks or financial institutions. BMO Nesbitt Burns Inc., Scotia Capital Inc., RBC Dominion Securities Inc., National Bank Financial Inc. and CIBC World Markets Inc. are subsidiaries of Canadian chartered banks which are lenders to the Trust or its subsidiaries in connection with such credit facilities. Consequently, the Trust may be considered to be a connected issuer of these Dealers for purposes of applicable securities legislation. See "Plan of Distribution". Any net proceeds not applied to reduce outstanding indebtedness under the Trust's credit facilities will be used by the Trust for general trust purposes which may include the financing of acquisitions and other capital expenditures and investments by the Trust or its subsidiaries. The expenses of this offering and commissions will be paid out of the Trust's general funds.

PLAN OF DISTRIBUTION

Pursuant to a dealer agreement dated August 23, 2005 (the "Dealer Agreement") among the Trust, the Guarantor and the Dealers, the Dealers are authorized, as agents of the Trust, for such purpose only, to solicit offers from time to time to purchase Notes in each of the provinces of Canada, directly and through other investment dealers approved by the Trust. The rate of commission payable in connection with sales by the Dealers of Notes will be as determined by agreement between the Trust and the Dealers and will be set forth in a pricing supplement which will accompany this prospectus supplement. The Dealer

Agreement also provides that Notes may be purchased from time to time by any of the Dealers as an underwriter or dealer purchasing as principal, at such prices and at such commissions as may be agreed upon from time to time between the Trust and such Dealers, for resale to the public at prices to be negotiated with each purchaser.

If, in connection with the offering of Notes at a fixed price or prices, the Dealers have agreed to underwrite the Notes on a firm commitment basis and have made a bona fide effort to sell all of the Notes at the initial offering price fixed in the applicable pricing supplement or other prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in the supplement, in which case the compensation realized by the Dealers will be decreased by the amount that the aggregate price paid by purchasers for the Notes is less than the gross proceeds paid by the Dealers to the Trust. The obligations of the Dealers, where purchasing as principal, under the Dealer Agreement may be terminated at their discretion upon the occurrence of certain stated events.

The Trust may also offer the Notes to one or more purchasers directly, pursuant to registration exemptions, in those jurisdictions where such exemptions are available, or regulatory approval in other jurisdictions, at such prices and terms as may be negotiated with any such purchasers.

BMO Nesbitt Burns Inc., Scotia Capital Inc., RBC Dominion Securities Inc., National Bank Financial Inc. and CIBC World Markets Inc. are subsidiaries of Canadian chartered banks that are lenders to the Trust or its subsidiaries. Accordingly, pursuant to applicable securities legislation, the Trust may be considered a "connected issuer" to BMO Nesbitt Burns Inc., Scotia Capital Inc., RBC Dominion Securities Inc., National Bank Financial Inc. and CIBC World Markets Inc. As at June 30, 2005, the Trust or its subsidiaries were indebted to such lenders in the approximate amount of $218 million under a syndicated credit facility and were indebted under a demand operating credit facility with one of such lenders in the approximate amount of $11.2 million. In addition, as at June 30, 2005, the Trust or its subsidiaries were indebted under a letter of credit facility with one of such lenders in the approximate amount of $29.9 million. These credit facilities are unsecured and the Trust and its subsidiaries are presently in compliance with the terms of such credit facilities. None of the lenders were involved in the decision to offer the Notes and none will be involved in the determination of the terms of the distribution of the Notes. As a consequence of the sale of the Notes from time to time under this prospectus supplement, each of the Dealers will receive a commission on the principal amount of any Note sold through such Dealer and the lenders may receive a portion of the proceeds from the Trust as a repayment of outstanding indebtedness. See "Use of Proceeds".

The Notes offered hereby have not been and will not be registered under the U.S. Securities Act, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act).

In connection with any offering of Notes, the Dealers may over-allot or effect transactions which stabilize or maintain the market price of the Notes offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Dealers may purchase and sell Notes from time to time in the secondary market but are not obligated to do so. There can be no assurance that there will be a secondary market for the Notes. The offering price and other selling terms for such sales in the secondary market may, from time to time, be varied by such Dealer.

The Trust has agreed to indemnify the Dealers and their directors, officers, employees, shareholders, agents and controlling persons against liabilities arising out of, among other things, any

misrepresentation in the prospectus or in this prospectus supplement, other than liabilities out of any misrepresentation made by the Dealers.

CREDIT RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The Notes have been rated BBB (low) with a stable trend by Dominion Bond Rating Service Limited ("DBRS") and have received a preliminary rating of BBB- by Standard & Poor's ("S&P") (S&P and DBRS are each a "Rating Agency"). The Rating Agencies' ratings for debt instruments range from a high of AAA to a low of D.

According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly more susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. "High" or "low" grades are used to indicate the relative standing within a particular rating category.

According to the S&P rating system, an obligor rated BBB has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

The credit ratings accorded to the Notes by the Rating Agencies are not recommendations to purchase, hold or sell the Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if, in its judgement, circumstances so warrant.

EARNINGS COVERAGE

The following financial ratios have been calculated on a consolidated basis for the respective 12 month periods ended December 31, 2004 and June 30, 2005 and are based on audited financial information, in the case of the 12 month period ended December 31, 2004, and unaudited financial information, in the case of the 12 month period ended June 30, 2005. The following ratios do not give effect to the issue of any Notes pursuant to this prospectus supplement. The financial ratios have been calculated based on Canadian generally accepted accounting principles.

	June 30, 2005	**December 31, 2004**
Earnings coverage on short term and long-term debt	5.4 times	4.3 times

DESCRIPTION OF THE NOTES

The following description of the Notes is a summary of certain of their material attributes and characteristics which does not purport to be complete. The following description supplements the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus, to which reference should also be made. The terms and conditions set forth in this section will apply to each Note unless otherwise specified in the applicable pricing supplement or other prospectus supplement.

During the 25 month period that the short form base shelf prospectus to which this prospectus supplement relates remains valid, the Notes may be issued from time to time at the discretion of the Trust in an aggregate principal amount of up to $500,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the offering) or, if issued at an original issue discount, such greater amount as shall result in an aggregate offering price of up to $500,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the offering). Such amount is subject to reduction as a result of the sale by the Trust of other securities pursuant to other prospectus supplements to the prospectus. Notes shall have maturities of not less than one year from the date of issue and may be issued at par, at a discount or at a premium. The Notes will be issued at rates of interest, prices and other terms determined at the time of issue based on a number of factors, including prevailing market conditions and advice from the Dealers.

The Notes will be issued under a trust indenture dated May 12, 2005 (the "Trust Indenture") between the Trust and Computershare Trust Company of Canada, as trustee (the "Note Trustee"), as amended and supplemented from time to time. The Trust Indenture does not limit the aggregate principal amount of Notes or debentures authorized thereunder.

The specific terms of any offering of Notes will be set forth in a pricing supplement relating to the offering of such Notes which will accompany this prospectus supplement. Such terms will include, where applicable and without limitation, the specific designation, the aggregate principal amount being offered, the currency, the issue and delivery date, the maturity date, the issue price (or the manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), the redemption, exchange or conversion provisions (if any) or repayment terms, the actual commission of the Dealers, the method of distribution and the net proceeds to the Trust. The Trust reserves the right to set forth in a pricing supplement specific terms pertaining to Notes which are not within the options and parameters set forth in this prospectus supplement.

Covenants

The Trust Indenture contains covenants relating to the payment of principal and interest as well as various other covenants of a general nature, including covenants substantially to the effect that, so long as any of the Notes are outstanding:

(a) the Trust shall not and shall not permit any of its Designated Subsidiaries to create, incur, assume or suffer to exist any Security Interest securing Indebtedness for borrowed money, except for Permitted Encumbrances, upon or with respect to any of its undertaking, business, revenues or income, properties, rights or assets, whether now owned or hereafter acquired unless it causes the Notes to be secured equally and rateably with such Security Interest;

(b) the Trust shall not and shall not permit any of its Designated Subsidiaries to create, assume or otherwise incur any Funded Obligations if at the time of such creation, assumption or incurrence and after giving effect thereto, the ratio of Funded Obligations to Total Capitalization would exceed 70%; provided, however, for purposes of this covenant, any rollover, conversion, extension of the term or substantially concurrent refinancing or other refunding of an existing obligation in respect of Funded Obligations under a line of credit or other credit facility with a bank or banks or other lending institutions shall be deemed not to be the creation, assumption or other incurrence of any Funded Obligation except to the extent of an increase in the principal amount thereof; and

(c) the Trust shall not permit its Designated Subsidiaries (excluding those Designated Subsidiaries which have provided to the Trustee a guarantee on the Notes in accordance with the Trust Indenture) in the aggregate to create, assume or otherwise incur Funded Obligations (other than Funded Obligations incurred pursuant to the issuance of $100 million of 7.28% medium term notes due October 4, 2005) which, in the aggregate, exceed 10% of Consolidated Total Assets.

Events of Default and Waiver

Except as otherwise noted below, the Trust Indenture provides that the following constitute events of default (each an "Event of Default") (other than the occurrence of an event or circumstance applicable to a Designated Subsidiary that the Trust could declare to be no longer a Designated Subsidiary in compliance with the definition of Designated Subsidiary, provided that such declaration is made within 10 days of notice by the Trust to the Note Trustee of such event):

(a) if the Trust makes default in payment of the principal of or premium (if any) or interest on any Note when the same becomes due and payable under any provision of the Trust Indenture or of the Notes and such default continues for a period of five (5) business days after written notice to the Trust from the Note Trustee that such amount is overdue;

(b) if a decree or order of a court having jurisdiction is entered adjudging the Trust or a Designated Subsidiary a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or appointing a receiver, receiver and manager or receiver-manager of, or of any substantial part of the property of, the Trust or a Designated Subsidiary or ordering the winding-up or liquidation of the affairs of the Trust or a Designated Subsidiary, and any such decree or order or appointment continues unstayed and in effect for a period of 30 consecutive days;

(c) if a resolution is passed for the dissolution, winding-up or liquidation of the Trust or a Designated Subsidiary (except in the course of carrying out or pursuant to a transaction where the business of the Trust continues to be carried on by a successor entity and where certain other conditions, as set forth in the Trust Indenture, have been satisfied) or if the Trust or a Designated Subsidiary institutes proceedings to be adjudicated a bankrupt or insolvent or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) or the *Companies' Creditors Arrangement Act* (Canada) or any other bankruptcy, insolvency or analogous laws; or, if the Trust or a Designated Subsidiary consents to or otherwise becomes subject to the appointment of a receiver, receiver and manager or receiver-manager of, or of any substantial part of, the property of the Trust or a Designated Subsidiary; or, if the Trust or a Designated Subsidiary makes a general assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due or takes corporate action in furtherance of any of the aforesaid purposes;

(d) if the Trust or any of its Designated Subsidiaries defaults (which default has not been waived or cured) (i) under any obligation to repay when due outstanding borrowed money (other than Non-Recourse Debt and other than in respect of the Notes) in excess of the greater of $25,000,000 and 5% of Consolidated Equity and after all applicable grace or curative periods have expired or (ii) in the performance or observance of any other agreement or condition in respect of outstanding borrowed money in excess of the greater of $25,000,000 and 5% of Consolidated Equity if, as a result thereof, the

requirement to repay such borrowed money has been accelerated upon exercise of any right of a creditor or otherwise;

(e) if an encumbrancer takes possession of all of the property of the Trust or a Designated Subsidiary or any part thereof which is a substantial part of the property of the Trust on a consolidated basis, or if any process of execution is levied or enforced upon or against all of the property of the Trust or a Designated Subsidiary or any part thereof which is a substantial part of the property of the Trust on a consolidated basis and remains unsatisfied for such period as would permit any such property to be sold thereunder, unless such process is in good faith contested by the Trust or the Designated Subsidiary; and

(f) if the Trust shall neglect to observe or perform in any material respect any other material covenant or condition contained in the Trust Indenture on its part to be observed or performed and, after notice in writing has been given by the Note Trustee to the Trust specifying such default and requiring the Trust to put an end to the same (which notice shall be given by the Note Trustee upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Notes then outstanding), the Trust shall fail to remedy such default within a period of 45 days, unless the Note Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Note Trustee.

If an Event of Default has occurred under the Trust Indenture and is continuing, the Note Trustee may, in its discretion and shall, upon the request in writing of the holders of at least 25% of the aggregate principal amount of Notes outstanding under the Trust Indenture, subject to any waiver of default under the Trust Indenture, by notice in writing to the Trust declare the principal of and interest, if any, and premium, if any, on all Notes then outstanding under the Trust Indenture and other money payable thereunder to be due and payable.

If an Event of Default has occurred under the Trust Indenture, other than a default in payment of any Notes at maturity, the holders of not less than 66 2/3% of the principal amount of the Notes issued and outstanding under the Trust Indenture shall have the power to instruct the Note Trustee to waive the default (provided that, if the Event of Default relates to a covenant applicable to particular Notes only, then the holders of 66 2/3% of the principal amount of such Notes only shall be entitled to waive the default). The Note Trustee, so long as it has not become bound to institute any proceedings under the Trust Indenture, shall have power to waive the default if, in the Note Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor.

Right of Note Trustee to Enforce Payment

If, following a declaration made by the Note Trustee as set forth under "Events of Default and Waiver" above, the Trust fails to pay to the Note Trustee on demand the principal of and premium, if any, and interest on all Notes then outstanding under the Trust Indenture and any other amounts due thereunder, the Note Trustee may in its discretion and shall, upon the request in writing of the holders of not less than 25% of the aggregate principal amount of Notes outstanding under the Trust Indenture, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Note Trustee to obtain or enforce payment of the principal of and premium, if any, and interest, if any, on all outstanding Notes thereunder, together with any other amounts due under the Trust Indenture, by such remedy or proceeding authorized by the Trust Indenture or by law or equity as the Note Trustee shall have been directed to take or as the Note Trustee shall deem expedient.

Holders of Notes issued under the Trust Indenture may not institute any action, suit or proceeding for the purpose of enforcing the payment of principal, premium (if any) or interest on the Notes, or exercise any other remedy authorized by the Trust Indenture, including an action to enforce the Trust Indenture or Notes, except in compliance with the procedures provided in the Trust Indenture.

Redemption, Retraction and Repurchase of Notes

The Notes will be redeemable by the Trust prior to maturity if so specified in the applicable pricing supplement. A pricing supplement may specify that a Note will be redeemable at the option of the Trust prior to maturity on or after the date or dates and at a price or prices as set out in the pricing supplement. The Trust may redeem any of the Notes which are by their terms redeemable either in whole or in part from time to time, upon not less than 30 or more than 60 days notice. Unless otherwise specified in the applicable pricing supplement, the redemption price for any Notes which are specified to be redeemable by the Trust shall be the higher of the Canada Yield Price (as defined below) and par, together with accrued and unpaid interest to but excluding the date of redemption. "Canada Yield Price" shall mean, in effect, a price equal to the price of each Note being redeemed calculated to provide a yield to maturity equal to the Government of Canada Yield (as defined below) on the business day preceding the date of the resolution of the board of directors of AltaGas General Partner Inc., as delegate of the Trust, authorizing the redemption, plus such percentage as is specified in the applicable pricing supplement as the "Government of Canada Yield Additional Percentage". "Government of Canada Yield" on any date shall mean, in effect, the yield to maturity on such date compounded semi annually which a non callable Government of Canada bond would carry if issued, in Canadian Dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Note being redeemed. The Government of Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by the Trust.

The Notes will not be redeemable at the option of the holder prior to maturity unless otherwise specified in the applicable pricing supplement. A pricing supplement may specify that a Note will be redeemable at the option of the holder on a date or dates specified prior to maturity at a price or prices as set out in the pricing supplement, together with accrued interest to but excluding the date of redemption or repayment.

The Notes will not be subject to any sinking fund. Unless the applicable pricing supplement specifies otherwise, the Trust may, at any time, purchase Notes in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender to all holders of Notes or by private contract, at any price. Notes purchased by the Trust will be cancelled and may not be reissued.

Guarantee

The Guarantor will initially unconditionally guarantee the payment when due of principal, premium (if any), interest and all other amounts payable by the Trust under the Notes. Such guarantee will be released at the request of the Trust as long as no Event of Default has occurred and is continuing and provided such release would not result in an Event of Default immediately thereafter. The Guarantee will be a direct and unsecured obligation of the Guarantor and will rank *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Guarantor. The Guarantee will be governed by the laws of the province of Alberta. The Trust may cause other of its Designated Subsidiaries to provide guarantees of its obligations under the Notes from time to time.

Various disclosure documents filed by the Trust under applicable securities legislation are incorporated by reference herein. As required by Canadian securities legislation, the Guarantor has

certified the content of this prospectus supplement (see "Certificate of the Guarantor"). Neither the Trust nor the Guarantor will file with Canadian securities regulatory authorities separate continuous disclosure information regarding the Guarantor. The financial results of the Guarantor are reflected in the consolidated financial results of the Trust, which financial results are filed with Canadian securities regulatory authorities by the Trust.

The following table contains selected financial information for the Trust, the Guarantor, the other subsidiaries of the Trust and for the Trust and all of its subsidiaries on a consolidated basis, in each case for the period indicated.

	Year Ended December 31, 2004				
	Trust[1]	**Guarantor[1]**	**AltaGas Holding Trust Consolidated, other than the Guarantor, and AltaGas General Partner Inc. (Unconsolidated)**	**Consolidating adjustments**	**Trust (Consolidated)**
			($ thousands)		
Current assets	-	387	194,434	-	194,821
Non-current assets	970,296	669,968	779,962	(1,506,451)	913,775
Current liabilities	7,481	7,531	286,321	-	301,333
Non-current liabilities	-	229,961	1,063,992	(970,204)	323,749
Revenue	50,914	51,749	859,219	(102,663)	859,219
Cost of sales, operating and administrative and amortization	-	-	767,668	-	767,668
Income from continuing operations	50,914	50,914	66,636	(102,663)	65,801
Net income	50,914	50,914	66,636	(102,663)	65,801

Six Months Ended June 30, 2005

	Trust[1]	Guarantor[1]	AltaGas Holding Trust Consolidated, other than the Guarantor, and AltaGas General Partner Inc. (Unconsolidated)	Consolidating Adjustments	Trust (Consolidated)
			($ thousands)		
Current assets	-	319	174,259	-	174,578
Non-current assets	1,014,151	812,006	662,654	(1,593,543)	895,268
Current liabilities	7,782	5,071	256,066	-	268,919
Non-current liabilities	-	238,396	1,129,425	(1,064,186)	303,635
Revenue	46,685	52,718	670,072	(99,399)	670,076
Cost of sales, operating and administrative and amortization	-	-	613,867	-	613,867
Income from continuing operations	46,685	46,685	52,714	(99,399)	46,685
Net income	46,685	46,685	52,714	(99,399)	46,685

Note:
(1) Financial information for the Trust and the Guarantor reflect equity accounting treatment of their investments in subsidiaries.

Definitions

Set forth below is a summary of certain of the defined terms used in the Trust Indenture. Reference should be made to the Trust Indenture for the full definition of all such terms:

"*Consolidated Equity*" means, in respect of the Trust and its Designated Subsidiaries, as of the date of determination thereof and as determined in accordance with generally accepted accounting principles on a consolidated basis, without duplication, an amount equal to the amount of equity of the Trust as shown on a consolidated balance sheet of the Trust and its Designated Subsidiaries including, without limitation, unitholders' capital, contributed surplus, accumulated earnings and other equity entries.

"*Consolidated Total Assets*" means, in respect of the Trust and its Designated Subsidiaries, as of the date of determination thereof and as determined in accordance with generally accepted accounting principles on a consolidated basis, without duplication, an amount equal to the total assets of the Trust and its Designated Subsidiaries as shown on a consolidated balance sheet of the Trust and its Designated Subsidiaries.

"*Designated Subsidiary*" means any Subsidiary of the Trust which by written direction of the Trust is declared to be a Designated Subsidiary, provided that any Designated Subsidiary may by written direction of the Trust be declared to no longer be a Designated Subsidiary if, at the time of any such declaration and after giving effect thereto, the ratio of Funded Obligations to Total Capitalization would not exceed 70%.

"*Funded Obligations*" means, in respect of the Trust and its Designated Subsidiaries, as of the date of determination thereof and as determined in accordance with generally accepted accounting

principles on a consolidated basis, without duplication, an amount equal to the Indebtedness which would be classified as long term debt on a consolidated balance sheet of the Trust and its Designated Subsidiaries excluding (a) Non-Recourse Debt; (b) Subordinated Debt; (c) Purchase Money Obligations; and (d) any amount in respect of obligations of the Trust to a Designated Subsidiary or of a Designated Subsidiary to the Trust or another Designated Subsidiary.

"*Indebtedness*" means all items of indebtedness in respect of any amounts borrowed which, in accordance with generally accepted accounting principles, would be recorded in the financial statements as at the date of which Indebtedness is to be determined, and in any event including, without duplication:

(a) obligations secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed; and

(b) guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another person for indebtedness of that other person in respect of any amounts borrowed by them.

"*Material Adverse Effect*" means any event, circumstance, occurrence or change which would reasonably be expected to materially impair or have a material adverse effect on (a) the ability of the Trust to repay the amount outstanding under the Notes; or (b) the ability of the Trust to perform any of its other obligations under the Trust Indenture; or (c) the validity or enforceability of the Trust Indenture or the Notes or the priority of the Notes.

"*Non-Recourse Debt*" means indebtedness, liabilities or other obligations including guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent obligations in respect of obligations for another person and, in each case, incurred or assumed to finance or refinance the creation, construction, development or acquisition directly or indirectly of assets and any increases in or extensions, renewals or refunding of any such indebtedness, liabilities and obligations provided that the recourse of the lender thereof (or any agent, trustee, receiver or other person acting on behalf of the lender in respect of such indebtedness, liabilities and obligations) or any judgement in respect thereof is limited, in all circumstances (other than in respect of false or misleading representations and warranties and customary indemnities provided with respect to such financings, in respect of which such lender (or other person acting on behalf of such lender) may have recourse on an unsecured basis) to the assets directly or indirectly created, constructed, developed or acquired (including all personal property arising from or related to such assets) in respect of which such indebtedness, liabilities or other obligations have been incurred or assumed and to any receivables, inventory, equipment, chattel paper, intangibles and other rights, collateral or proceeds arising from or connected with such assets (and, for certainty, shall include the shares or other ownership interests of a single purpose entity which holds directly or indirectly only such assets and other rights and collateral arising from or connected therewith) and to which such lender (or other person acting on behalf of such lender) has recourse.

"*Permitted Encumbrances*" means, with respect to any person and any property, any of the following:

(a) any Security Interest given on current assets in the ordinary course of business to any bank or banks or other lending institutions to secure any Indebtedness payable on demand or maturing within 18 months of the date such Indebtedness is incurred or of the date of any renewal or extension thereof;

(b) Security Interests for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the Trust or any of its Designated Subsidiaries shall be contesting in good faith; provided the Trust or such Designated Subsidiary shall have made adequate provision therefor in accordance with generally accepted accounting principles;

(c) the Security Interest of any judgment rendered, or claim filed, against the Trust or any of its Designated Subsidiaries which the Trust or any such Designated Subsidiary shall be contesting in good faith; provided the Trust or such Designated Subsidiary shall have made adequate provision therefor in accordance with generally accepted accounting principles;

(d) Security Interests imposed or permitted by law such as carriers' liens, builders' liens, materialmens' liens and other liens, privileges or other charges of a similar nature which relate to obligations not due or delinquent or if due or delinquent, any such Security Interest which the Trust or any of its Designated Subsidiaries shall be contesting in good faith if the loss of such contest will not have a Material Adverse Effect;

(e) Security Interests arising in the ordinary course of, and incidental to, construction or current operations which have not been filed pursuant to law against the Trust or any of its Designated Subsidiaries or in respect of which no steps or proceedings to enforce such Security Interest have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any such Security Interest which the Trust or any of its Designated Subsidiaries shall be contesting in good faith; provided the Trust or such Designated Subsidiary shall have made adequate provision therefor in accordance with generally accepted accounting principles;

(f) Security Interests incurred, created or assumed in the ordinary course of business and in accordance with industry practice in respect of the joint development or operation of pipelines, oil and gas production or processing facilities as security in favour of any other person conducting the development or operation of the property to which such Security Interests relate, for the Trust's or any of its Designated Subsidiaries' portion of the costs and expenses of such development or operation provided that such costs or expenses are not due or delinquent or, if due or delinquent, any such Security Interests which the Trust or such Designated Subsidiary shall be contesting in good faith; provided the Trust or such Designated Subsidiary shall have made adequate provision therefor in accordance with generally accepted accounting principles;

(g) easements, rights-of-way, servitudes, zoning, surface rights or other similar rights or restrictions in respect of land held by the Trust or any of its Designated Subsidiaries (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not have a Material Adverse Effect;

(h) any Security Interest arising in connection with workers' compensation, unemployment insurance, pension and employment laws or regulations;

(i) any Security Interest given by the Trust or any of its Designated Subsidiaries to a public utility or any governmental authority in the ordinary course of the business of the Trust and its Designated Subsidiaries in connection with operations of the Trust or any such

Designated Subsidiary if such security does not, either alone or in the aggregate, have a Material Adverse Effect;

(j) the right reserved to or vested in any governmental authority by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(k) all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(l) any right of first refusal, option to purchase or pre-emptive right in favour of any person granted in the ordinary course of business with respect to all or any of the assets of the Trust or any of its Designated Subsidiaries;

(m) any Security Interest the satisfaction of which has been provided for by deposit with the Trustee of cash, cash equivalent, surety bond or other security satisfactory to the Trustee in an amount sufficient to pay the liability in respect of such Security Interest in full;

(n) any Security Interest on cash or marketable securities of the Trust or its Designated Subsidiaries granted in connection with swaps provided that at the time of granting such Security Interest the obligations secured by such Security Interest are not due and delinquent;

(o) Security Interests granted to secure, or assumed or created in connection with, Non-Recourse Debt and Security Interests granted to secure, or assumed or created in connection with, Purchase Money Obligations;

(p) any Security Interest granted in or any right of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease;

(q) any Security Interest in favour of the Trust or a Designated Subsidiary;

(r) any Security Interest on any property, real or personal, of a person (other than a Security Interest granted in contemplation of a merger, amalgamation or consolidation hereinafter referred to) which Security Interest exists at the time such person is merged into, or amalgamated or consolidated with, the Trust or a Designated Subsidiary or such property is otherwise acquired by the Trust or a Designated Subsidiary;

(s) any Security Interest in respect of any obligations or duties affecting the property of the Trust or any Designated Subsidiary given to any governmental authority with respect to any franchise, grant, licence or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by the Trust or such Designated Subsidiary under government permits, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by the Trust or such Designated Subsidiary;

(t) any Security Interest in respect of any deposits in connection with bids or tenders;

(u) any Security Interest in respect of expropriation proceedings, surety or appeal bonds or costs of litigation;

(v) any extension, renewal or replacement of any Security Interest permitted under any of the other paragraphs of this definition of Permitted Encumbrances, provided that any such extension, renewal or replacement Security Interest will not secure repayment of an amount in excess of any principal amount of Indebtedness outstanding with respect thereto immediately prior to such extension, renewal or replacement and that such extension, renewal or replacement is limited to all or a part of the property and accretions thereto and improvements thereon which was subject to the Security Interest so extended, renewed or replaced;

(w) Security Interests not permitted by any of the other paragraphs of this definition of Permitted Encumbrances, provided that Security Interests shall not be permitted under this paragraph (w) if the effect thereof would be to cause the total amount of Indebtedness secured by Security Interests permitted under this paragraph (w) to exceed the greater of $25,000,000 and 10% of Consolidated Equity; and

(x) any Security Interests against the property or assets of the Trust or any of its Designated Subsidiaries existing on the date of the Trust Indenture.

"*Purchase Money Obligation*" means any indebtedness or monetary obligation incurred, created or assumed as, or incurred, created or assumed to provide funds to pay, all or part of (a) the purchase price (which shall be deemed to include any costs of construction or installation or lease payments, as the case may be) of any property acquired (including by way of lease) after the date of the Trust Indenture or (b) the cost of improvements made after the date of the Trust Indenture to any property, provided that the principal amount of such indebtedness or monetary obligation does not, at the time incurred, created or assumed, exceed the purchase price of the property when originally acquired, or the cost of improvements, as the case may be, and is incurred, created or assumed not later than 180 days after such purchase or the completion of such acquisition, construction, installation or improvement, as the case may be, and includes any extension, renewal, refunding or refinancing thereof so long as the principal amount outstanding immediately prior to the date of such extension, renewal, refunding or refinancing is not increased.

"*Security Interest*" means any assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or any security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or not, which secures payment or performance of an obligation but does not include a right of set-off created in the ordinary course of business unless such right of set-off is created for the purposes of securing repayment of Indebtedness for borrowed money.

"*Subordinated Debt*" means any Indebtedness which is or is expressed to be subordinate in all instances and in all respects (including in right of payment) to the payment of principal of and the premium (if any) and interest on the Notes issued under the Trust Indenture.

"*Subsidiary*" means, with respect to a person: (a) any corporation of which such number of Voting Shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by such person or one or more of its Subsidiaries, or such person and

one or more of its Subsidiaries; (b) any partnership of which, at the time, such person, or one or more of its Subsidiaries, or such person and one or more of its Subsidiaries directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; or (c) any other person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by such person, or one or more of its Subsidiaries, or such person and one or more of its Subsidiaries.

"*Total Capitalization*" means, in respect of the Trust and its Designated Subsidiaries, as of the date of determination thereof and as determined in accordance with generally accepted accounting principles on a consolidated basis, the aggregate amount of Consolidated Equity, Subordinated Debt, Funded Obligations and the amount of any minority interests.

"*Voting Shares*" means the shares of any class of any corporation or other securities of that corporation or other securities of any other person which carry voting rights to elect the board of directors (or other persons performing similar functions) under any circumstances.

ELIGIBILITY FOR INVESTMENT

In the opinion of Fraser Milner Casgrain LLP, counsel to the Trust, and Blake, Cassels & Graydon LLP, counsel to the Dealers, the Notes offered hereby, if issued on the date of this prospectus supplement, would be qualified investments as at such date under the *Income Tax Act* (Canada) and the regulations thereto (the "Tax Act") for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, and deferred profit sharing plans (other than trusts governed by deferred profit sharing plans to which contributions are made by the Trust or persons or partnerships with which the Trust does not deal at arm's length for purpose of the Tax Act).

RISK FACTORS

Prospective purchasers of Notes should consider carefully the risk factors contained in and incorporated by reference in the prospectus, this prospectus supplement and in the applicable pricing supplement or other prospectus supplement in connection with an offering of Notes.

Discussions of certain risks affecting the Trust in connection with its business are provided in the Trust's annual disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in the prospectus and in this prospectus supplement.

Risks Relating to the Unsecured Nature of the Notes and the Guarantee

The Notes and the Guarantee will be senior unsecured debt of the Trust and the Guarantor, respectively, and will rank equally in right of payment (except as to sinking funds and as to claims preferred by operation of law) with all other existing and future senior unsecured debt of the Trust and the Guarantor, respectively. The Notes and the Guarantee will be effectively subordinated to all existing and future secured debt of the Trust and the Guarantor, to the extent of the assets securing such debt. If the Trust or the Guarantor are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would be paid before the Note holders receive any amounts due under the Notes to the extent of the value of the assets securing the secured debt. In that event, a Note holder may not be able to recover any principal or interest due to it under the Notes or the Guarantee.

Structural Subordination

Initially, the Notes will not be guaranteed by any other subsidiaries of the Trust other than the Guarantor. Therefore, the Notes will be effectively subordinated to the current and future liabilities of the Trust's subsidiaries other than the Guarantor, and the Guarantee will be effectively subordinated to the current and future liabilities of the Guarantor's subsidiaries. The creditors of those subsidiaries will have the right to be paid before any cash is distributed by those subsidiaries to the Trust to make payment on the Notes. In the event of any bankruptcy, dissolution, liquidation or reorganization of one of those subsidiaries, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to the Trust or, if applicable, the Guarantor in its respective capacity as an equityholder of such subsidiary.

Liquidity Risk

The Trust does not intend to list the Notes on any stock exchange and there can be no assurance that there will be a secondary market for or liquidity in the Notes. Each of the Dealers may from time to time purchase and sell the Notes in the secondary market or make a market for the Notes, but no Dealer is obliged to do so and there can be no assurance that any Dealer will undertake any market making activities in respect of the Notes.

Interest Rate Risks

Prevailing interest rates will affect the market price or value of the Notes. The market price or value of the Notes may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Changes in Creditworthiness or Credit Ratings

The perceived creditworthiness of the Trust and the Guarantor and changes in credit ratings of the Notes may affect the market price or value and the liquidity of the Notes.

AUDITORS

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, 1000, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9. The partners of Ernst & Young LLP, Chartered Accountants, as a group, beneficially own, directly or indirectly, no outstanding trust units of the Trust.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Notes will be passed upon on behalf of the Trust by Fraser Milner Casgrain LLP and on behalf of the Dealers by Blake, Cassels & Graydon LLP. As at the date of this prospectus supplement, the partners and associates of Fraser Milner Casgrain LLP and the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding trust units of the Trust.

CERTIFICATE OF THE DEALERS

Dated: August 23, 2005

To the best of our knowledge, information and belief, the short form prospectus dated May 18, 2005, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of the last supplement to the prospectus relating to the securities offered by the prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada and will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

BMO NESBITT BURNS INC.

By: (Signed) Danny C. Mah

SCOTIA CAPITAL INC.

By: (Signed) Murray W. Neal

RBC DOMINION SECURITIES INC.

By: (Signed) Craig E. Kelly

NATIONAL BANK FINANCIAL INC.

By: (Signed) L. Trevor Anderson

CIBC WORLD MARKETS INC.

By: (Signed) Donald W. Farrington

CERTIFICATE OF THE GUARANTOR

Dated: August 23, 2005

The short form prospectus dated May 18, 2005, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of the last supplement to the prospectus relating to the securities offered by the prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada and will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

ALTAGAS HOLDING LIMITED
PARTNERSHIP NO. 1
By its general partner:
ALTAGAS GENERAL PARTNER INC.

(Signed) David W. Cornhill
Chief Executive Officer

(Signed) Patricia M.
Newson
Chief Financial Officer

On behalf of the Board of Directors of
ALTAGAS GENERAL PARTNER INC.

(Signed) Daryl H. Gilbert
Director

(Signed) John B. Breen
Director

Suite 3500, East Tower, Bankers Hall
855 – 2nd Street S.W.
Calgary, Alberta, Canada
T2P 4J8

Telephone: 403.260.9600
Facsimile: 403.260.9700
www.blakes.com

Reference: 22604/319

August 23, 2005

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island – Department of Provincial Affairs and Attorney General

Dear Sirs:

Re: Prospectus Supplement of AltaGas Income Trust

We refer to the prospectus supplement (the "Prospectus Supplement") of AltaGas Income Trust (the "Trust") dated August 23, 2005 relating to the short form base shelf prospectus of the Trust dated May 18, 2005.

We hereby consent to the references to our firm name on page 3 and under the headings "Eligibility for Investment" and "Legal Matters" in the Prospectus Supplement and to the reference to our opinion and the use of such opinion under the heading "Eligibility for Investment" in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that is within our knowledge as a result of the services we performed in connection with the filing of the Prospectus Supplement.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities in connection with the transaction described above and may not be used or relied upon by any other parties or for any other purpose.

Yours truly,

"Blake, Cassels & Graydon LLP"

30665886.1



FRASER MILNER CASGRAIN LLP

August 23, 2005

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Office – Prince Edward Island
Autorité des marches financiers

Dear Sirs:

Subject: AltaGas Income Trust – Prospectus Supplement

We refer to the prospectus supplement (the "**Prospectus Supplement**") of AltaGas Income Trust (the "**Trust**") dated August 23, 2005 relating to the short form base shelf prospectus of the Trust dated May 18, 2005.

We hereby consent to the references to our firm name on page 3 and under the headings "Eligibility for Investment" and "Legal Matters" in the Prospectus Supplement and to the reference to our opinion and the use of such opinion under the heading "Eligibility for Investment" in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that is within our knowledge as a result of the services we performed in connection with the filing of the Prospectus Supplement.

30th Floor, Fifth Avenue Place, 237-4th Avenue S.W., Calgary, Alberta, Canada T2P 4X7 Telephone (403) 268-7000 Fax (403) 268-3100 www.fmc-law.com
Lawyers in: Montréal Ottawa Toronto Edmonton Calgary Vancouver

This letter is provided solely for the purpose of assisting you in discharging your responsibilities in connection with the transaction described above and may not be used or relied upon by any other parties or for any other purpose.

Yours truly,

FRASER MILNER CASGRAIN LLP

(signed) Fraser Milner Casgrain LLP

1478518_1



Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
1000, 440 2nd Avenue S.W.
Calgary, Alberta T2P 5E9

Phone: (403) 290-4100
Fax: (403) 290-4265

August 23, 2005

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers, Québec
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re: AltaGas Income Trust ("AltaGas")

We refer to the short form base shelf prospectus of AltaGas dated May 18, 2005, as supplemented by the prospectus supplement dated August 23, 2005, relating to the offering of up to $500,000,000 of Medium Term Note Debentures (collectively the "Prospectus").

We consent to the use, through incorporation by reference in the Prospectus, of our report dated February 14, 2005 to the Unitholders of AltaGas Income Trust, on the following financial statements (the "Financial Statements"):

Consolidated balance sheets as at December 31, 2004 and 2003; and

Consolidated statements of operations and accumulated earnings, and cash flows for the years ended December 31, 2004 and 2003.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Financial Statements upon which we have reported or that are within our knowledge as a result of our audits of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based

on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Ernst & Young LLP

Chartered Accountants



NEWS RELEASE

ALTAGAS INCOME TRUST FILES PROSPECTUS SUPPLEMENT

Calgary, Alberta (August 23, 2005) -- AltaGas Income Trust ("AltaGas" or the "Trust") announced today that it has filed a prospectus supplement under AltaGas' Universal Shelf Prospectus dated May 18, 2005 to establish a medium-term note program. The prospectus supplement is available at www.sedar.com.

AltaGas moves energy from its source to the end-user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.4 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end-users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Debbie Stein (403) 269-5683
debbie.stein@altagas.ca

Website: www.altagas.ca
Investor Relations: 1-877-691-7199
investor.relations@altagas.ca

- 30 -



NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES $100 MILLION MEDIUM-TERM NOTE OFFERING

Calgary, Alberta (August 25, 2005) -- AltaGas Income Trust ("AltaGas" or the "Trust") announced today that it has agreed to issue $100 million of senior unsecured medium-term notes. The notes will carry a coupon rate of 4.4 percent and will mature on September 1, 2010. Closing is expected to occur on August 30, 2005.

The offering is being made through a syndicate of investment dealers led by BMO Nesbitt Burns Inc. under AltaGas' Universal Shelf Prospectus dated May 18, 2005 and Prospectus Supplement dated August 23, 2005 establishing AltaGas' medium-term note program.

The unsecured medium-term notes are rated BBB (low), stable trend by Dominion Bond Rating Service Limited and BBB- by Standard & Poor's.

The net proceeds from the offering will be used to reduce outstanding indebtedness.

AltaGas moves energy from its source to the end-user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.4 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end-users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson (403) 691-7534	Debbie Stein (403) 269-5683	Investor Relations: 1-877-691-7199
dennis.dawson@altagas.ca	debbie.stein@altagas.ca	investor.relations@altagas.ca

- 30 -

AltaGas

ALTAGAS ANNONCE UNE AUGMENTATION DE 7 % DE LA DISTRIBUTION MENSUELLE, QUI S'ÉTABLIT À 0,16 $ PAR PART, ET AFFICHE UN AUTRE TRIMESTRE VIGOUREUX

CALGARY, le 10 août 2005 (TSX : ALA.UN) – AltaGas Income Trust («AltaGas» ou «la Fiducie») a annoncé aujourd'hui que le conseil d'administration d'AltaGas General Partner Inc., délégué du fiduciaire, a augmenté la distribution au comptant mensuelle de la Fiducie pour la porter à 0,16 $ par part de fiducie et part de société en commandite (collectivement les parts) (1,92 $ par part annualisée), par rapport à 0,15 $ par part (1,80 $ par part annualisée). Payable le 15 septembre 2005 aux porteurs de parts inscrits en date du 25 août 2005, la distribution représente une augmentation de 7 % par rapport à la distribution mensuelle précédente.

«Nous avons obtenu des résultats exceptionnels pour notre premier exercice en tant que fiducie de revenu, a indiqué David Cornhill, président du conseil et chef de la direction d'AltaGas. Nos actifs de qualité et notre solide performance financière constituent une base solide qui nous assure des rentrées de fonds prévisibles et durables. Nous sommes ravis d'annoncer l'augmentation de notre distribution aux porteurs de parts.»

AltaGas affiche de solides résultats au deuxième trimestre, son bénéfice net ayant augmenté de 35 % pour s'établir à 19,1 millions de dollars (0,35 $ par part), en regard du deuxième trimestre de 2004 normalisé afin de tenir compte des coûts non récurrents associés à la conversion en une fiducie de revenu. Pour les six premiers mois de l'exercice, AltaGas enregistre un bénéfice net de 46,7 millions de dollars (0,87 $ par part), comparativement à 22,9 millions de dollars (0,49 $ par part) durant la même période de l'exercice précédent. AltaGas doit son succès au deuxième trimestre à de solides résultats d'exploitation et à l'apport des acquisitions faites dans la deuxième moitié de 2004, ainsi qu'aux impôts sur les bénéfices qui sont moins élevés pour les fiducies, partiellement contrebalancés par une charge après impôts non périodique de 0,5 million de dollars liée à sa participation dans Taylor NGL Limited Partnership (Taylor). Les principaux facteurs qui sont responsables des résultats positifs au premier semestre de l'exercice le sont aussi des résultats enregistrés pour le trimestre, en plus du gain après impôts non récurrent de 7,9 millions de dollars découlant de la réduction de la participation d'AltaGas dans Taylor enregistrée au premier trimestre.

POINTS SAILLANTS

- Le bénéfice net pour le trimestre terminé le 30 juin 2005 s'est établi à 19,1 millions, comparativement à 11,9 millions de dollars pour les trois mois terminés le 30 juin 2004.

- Pour les six premiers mois de 2005, le bénéfice net s'est établi à 46,7 millions, comparativement à 22,9 millions de dollars pour la même période en 2004.

- Les flux de trésorerie provenant des activités d'exploitation ont totalisé 30,4 millions de dollars au deuxième trimestre de 2005, comparativement à 24,0 millions de dollars à la même période de l'exercice précédent.

- Les flux de trésorerie provenant des activités d'exploitation pour le semestre terminé le 30 juin 2005 se sont établis à 61,5 millions de dollars, comparativement à 46,1 millions de dollars à la même période de l'exercice précédent.

- Les flux de trésorerie distribuables se sont accrus pour s'établir à 27,9 millions de dollars (0,52 $ par part) au deuxième trimestre de 2005, comparativement à 23,0 millions de dollars (0,49 $ par part) au deuxième trimestre de 2004.

- Depuis le début de l'année, les flux de trésorerie distribuables ont augmenté pour s'établir à 57,6 millions de dollars (1,07 $ par part), comparativement à 43,8 millions de dollars (0,94 $ par part) pour le premier semestre de 2004.

- Le 25 mai 2005, AltaGas a annoncé que son conseil d'administration avait approuvé en principe la réorganisation de son entreprise de distribution de gaz naturel en une société publique distincte de la Fiducie et de ses filiales. Cette réorganisation devrait être réalisée d'ici la fin du troisième trimestre ou au début du quatrième trimestre de 2005.

AltaGas tiendra une conférence téléphonique aujourd'hui à 14 h (heure des Rocheuses)/16 h (heure de l'Est) afin de commenter les résultats financiers et d'exploitation du deuxième trimestre de 2005 et de traiter d'autres questions générales et de l'évolution de la Fiducie. Les médias, les épargnants et toute autre partie intéressée peuvent composer le 416 640-4127 ou le numéro sans frais 800 814-4861. Aucun mot de passe n'est requis.

Veuillez prendre note que la conférence téléphonique sera également diffusée sur le Web. Pour y accéder, cliquez sur le lien ci-dessous :
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1174360

Peu de temps après la fin de la conférence, les personnes qui le désirent pourront la réécouter en composant le 416 640-1917 ou le 877 289-8525. Le mot de passe est 21130923, suivi de la touche du carré. La reprise prendra fin le 17 août 2005 à minuit (heure de l'Est). La webdiffusion sera archivée pendant environ un mois.

AU SUJET D'ALTAGAS

AltaGas achemine l'énergie depuis sa source jusqu'à l'utilisateur final en ajoutant de la valeur pendant tout le processus. La Fiducie détient au total plus de 1 milliard de dollars d'actif consolidé et sa capitalisation boursière s'établit à environ 1,4 milliard de dollars. Ses actifs sont en expansion continuelle et comprennent à l'heure actuelle des installations de collecte et de traitement du gaz naturel, des participations dans des usines d'extraction d'éthane et de liquides du gaz naturel et des gazoducs de transport. AltaGas distribue du gaz naturel aux clients de l'Alberta par l'entremise d'AltaGas Utilities Inc., aux clients des Territoires du Nord-Ouest par l'entremise d'Inuvik Gas Ltd. et en Nouvelle-Écosse par l'intermédiaire de sa participation dans Heritage Gas Limited. La Fiducie offre des services énergétiques aux clients, y compris la mise en marché du gaz naturel et des liquides du gaz naturel, la vente d'électricité grâce à ses contrats d'achat d'électricité et, à titre de chef de file dans le secteur des activités énergétiques, elle se spécialise dans l'acquisition d'énergie et l'approvisionnement énergétique aux utilisateurs finaux.

Les parts de fiducie d'AltaGas sont inscrites à la cote de la Bourse de Toronto sous le symbole ALA.UN. La Fiducie fait partie de l'Indice plafonné des fiducies de revenu S&P/TSX et de l'Indice plafonné des fiducies de l'énergie S&P/TSX.

Dans le présent communiqué de presse, les termes «anticiper», «estimer» et autres expressions semblables désignent des énoncés prospectifs. Ces énoncés sont assujettis à certains risques et à certaines incertitudes et hypothèses qui peuvent faire en sorte que les résultats réels de la Fiducie diffèrent sensiblement de ceux qui sont envisagés dans ces énoncés. Ces risques et ces incertitudes comprennent le rendement de l'exploitation, les questions réglementaires et environnementales, les conditions météorologiques et économiques, la concurrence et la disponibilité du financement. Pour de plus amples renseignements sur ces facteurs et sur d'autres facteurs, consulter les rapports déposés par AltaGas auprès des organismes de réglementation des valeurs mobilières canadiens. AltaGas n'a pas l'intention de mettre à jour ou de réviser ces énoncés prospectifs, que ce soit après avoir obtenu de nouveaux renseignements ou à la suite d'événements futurs, et n'assume aucune obligation à cet égard.

Pour obtenir plus de renseignements, veuillez communiquer avec :

Médias
Dennis Dawson 403 691-7534
dennis.dawson@altagas.ca

Épargnants
Debbie Stein 403 269-5683
debbie.stein@altagas.ca

www.altagas.ca
Relations avec les investisseurs :
1 877 691-7199
investor.relations@altagas.ca

RAPPORT DE GESTION

Le rapport de gestion et les états financiers consolidés intermédiaires non vérifiés ci-joints sont présentés selon la méthode de la continuité des intérêts communs qui reconnaît AltaGas Income Trust (AltaGas ou la Fiducie) comme société remplaçante d'AltaGas Services Inc. (ASI). Le rapport daté du 10 août 2005 passe en revue les résultats d'exploitation ainsi que la situation de trésorerie et les sources de financement de la Fiducie. Il doit être lu avec les états financiers consolidés non vérifiés ci-joints de la Fiducie, pour les périodes de trois mois et de six mois terminées le 30 juin 2005, et les notes y afférentes, ainsi qu'avec les états financiers consolidés vérifiés et le rapport de gestion contenu dans le rapport annuel de la Fiducie pour l'exercice terminé le 31 décembre 2004.

Le présent rapport de gestion contient des énoncés prospectifs. Dans le présent rapport de gestion, les expressions «peut», «devrait», «pourrait», «a l'intention de», «prévoit», «projette», «croit», «compte», «estime» et «s'attend à ce que», ou d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui pourraient faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ils reflètent les prédictions actuelles de la Fiducie à l'égard des événements futurs et sont assujettis à certains risques et à certaines incertitudes et hypothèses. De nombreux facteurs peuvent faire en sorte que les résultats, le rendement ou les réalisations réels de la Fiducie diffèrent de ceux décrits dans le présent rapport de gestion. Si l'un ou plusieurs de ces risques ou de ces incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent différer considérablement de ceux décrits dans le présent rapport de gestion tels qu'ils sont prévus, estimés, attendus ou proposés. On ne devrait pas se fier indûment aux énoncés prospectifs qui figurent dans le présent rapport de gestion. Ces énoncés ne sont valables qu'en date du présent rapport de gestion. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard.

Le lecteur peut consulter de l'information additionnelle sur AltaGas Income Trust en visitant le site Web de la Fiducie à l'adresse www.altagas.ca. Les documents d'information continue de la Fiducie, y compris le rapport de gestion et les états financiers vérifiés annuels, la notice annuelle, la circulaire de sollicitation de procurations, les avis de changements importants et les communiqués publiés par la Fiducie peuvent également être consultés dans le site Web de la Fiducie ou directement dans le site de SEDAR, à l'adresse www.sedar.com.

ALTAGAS INCOME TRUST

Le 29 avril 2004, les porteurs de titres d'AltaGas Services Inc. (ASI) ont voté en faveur d'un plan d'arrangement visant la réorganisation des activités pour en faire une fiducie d'investissement à capital variable, en date du 1er mai 2004. Pour chaque action ordinaire d'ASI, les actionnaires ont reçu soit une part de la Fiducie (part de fiducie), soit une part échangeable d'AltaGas Holding Limited Partnership No. 1 ou d'AltaGas Holding Limited Partnership No. 2 (les parts de fiducie et les parts échangeables collectivement désignées les parts). Par suite de la réorganisation, la Fiducie détient maintenant indirectement par l'intermédiaire de ses filiales et de ses sociétés en commandite tous les actifs, les passifs et les entreprises auparavant détenus par AltaGas Services Inc. Toutes les entreprises importantes sont exploitées par AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Power Holdings Partnership, AltaGas Pipelines Partnership et AltaGas Utilities Inc. (collectivement les filiales actives). Les flux de trésorerie de la Fiducie dépendent uniquement des résultats des filiales actives et sont tirés des intérêts obtenus des prêts aux filiales actives et des dividendes ou des remboursements de capital des participations détenues dans la structure de fiducie.

AltaGas General Partner Inc., par l'intermédiaire de son conseil d'administration, élu par la Fiducie selon les directives des porteurs de parts, gère ou supervise la direction de l'exploitation et des affaires de la Fiducie. AltaGas Ltd. assure la prestation de tous les services de gestion, d'administration et d'exploitation à la Fiducie et à ses filiales.

DISTRIBUTIONS

Les distributions d'AltaGas sont déterminées en fonction des flux de trésorerie distribuables durables qui sont touchés par le bénéfice net consolidé, les besoins en capital pour la maintenance et la croissance et les exigences de service de la dette de la Fiducie.

La Fiducie paie des distributions au comptant le 15e jour de chaque mois aux porteurs de parts inscrits le 25e jour du mois précédent, ou le jour ouvrable suivant si cette date tombe une fin de semaine ou un jour férié.

Les distributions déclarées pour le deuxième trimestre de 2005 ont été de 0,15 $ par mois ou de 0,45 $ la part et ont totalisé 24,3 millions de dollars. Au cours du deuxième trimestre de 2004, la Fiducie a versé des distributions de 0,30 $ par part totalisant 6,9 millions de dollars. Le 10 août 2005, la Fiducie a annoncé une augmentation de la distribution mensuelle de 0,01 $ à 0,16 $ par part. Le tableau suivant résume l'historique des dividendes et des distributions déclarés par AltaGas.[1]

(en dollars par part)	**2005**	2004	2003	2002	2001
Premier trimestre	**0,45 $**	0,11 $	0,08 $	0,06 $	0,03 $
Deuxième trimestre	**0,45**	0,30	0,08	0,06	0,03
Troisième trimestre		0,45	0,11	0,08	0,06
Quatrième trimestre		0,45	0,11	0,08	0,06
	0,90 $	1,31 $	0,38 $	0,28 $	0,18 $

1) Des dividendes ont été versés aux actionnaires, du premier trimestre de 2001 au premier trimestre de 2004. La conversion de la Fiducie a eu lieu en mai 2004 et des distributions mensuelles aux porteurs de parts ont commencé en mai 2004.

AltaGas a adopté des régimes optionnels d'achat de parts, de réinvestissement des distributions et Premium Distribution^MC (le régime de réinvestissement des distributions) pour les porteurs de parts de fiducie et les porteurs de parts échangeables admissibles d'AltaGas Income Trust et d'AltaGas Holding Limited Partnership No. 1. La participation au régime de réinvestissement des distributions a produit de nouveaux capitaux propres de 6,8 millions de dollars par suite de l'émission de 291 214 parts de fiducie au cours du deuxième trimestre de 2005. Depuis que le régime de réinvestissement des distributions a été adopté en mai 2004, il a représenté un apport total de 23,2 millions de dollars en nouveaux capitaux au 30 juin 2005. Pour obtenir tous les détails sur le régime de réinvestissement des distributions, se reporter au site Web d'AltaGas à l'adresse www.altagas.ca.

RÉSULTATS CONSOLIDÉS

Résultats financiers consolidés (en millions de dollars)	Trimestres terminés les 30 juin 2005	2004	Semestres terminés les 30 juin 2005	2004
Produits	**321,1**	175,4	**670,1**	368,9
Produit net[1]	**65,4**	59,5	**143,4**	116,7
BAIIA[1]	**34,1**	27,8	**80,4**	59,0
Bénéfice net	**19,1**	11,9	**46,7**	22,9
Entrées nettes d'immobilisations	**9,7**	6,2	**8,6**	20,5
Total de l'actif	**1 069,8**	952,6	**1 069,8**	952,6
Passif à long terme	**303,6**	418,1	**303,6**	418,1
Flux de trésorerie				
Flux de trésorerie provenant des activités d'exploitation[1]	**30,4**	24,0	**61,5**	46,1
Flux de trésorerie distribuables[1, 2]	**27,9**	23,0	**57,6**	43,8
Distributions[3]	**24,2**	6,9	**48,2**	12,0
(en dollars par part)				
BAIIA	**0,63**	0,59	**1,50**	1,27
Bénéfice net	**0,35**	0,25	**0,87**	0,49
Flux de trésorerie				
Flux de trésorerie provenant des activités d'exploitation[1]	**0,56**	0,51	**1,15**	0,98
Flux de trésorerie distribuables[1, 2]	**0,52**	0,49	**1,07**	0,94
Distributions[3]	**0,45**	0,30	**0,90**	0,41
Parts en circulation (en millions)				
De base	**53,8**	47,2	**53,6**	46,6
À la fin de la période	**54,0**	51,2	**54,0**	51,2

1) Mesure financière non conforme aux PCGR. Se reporter à la rubrique suivante du rapport de gestion.
2) D'après les flux de trésorerie provenant de l'exploitation et ils ne sont pas touchés par les activités d'investissement et de financement; par conséquent, le premier trimestre de 2005 n'inclut pas le produit de 12,8 millions de dollars de la vente des parts dans Taylor NGL Limited Partnership.
3) Distributions mensuelles de 0,15 $ par part versées à compter de juin 2004 (déclarées en mai 2004) et dividendes de 0,11 $ par action versés au premier trimestre de 2004.

Le bénéfice net pour les périodes de trois mois et de six mois terminées le 30 juin 2005 s'est établi respectivement à 19,1 millions de dollars et à 46,7 millions de dollars, comparativement à 11,9 millions de dollars et à 22,9 millions de dollars pour les périodes correspondantes en 2004. Les augmentations sont principalement attribuables à un solide rendement de l'exploitation des acquisitions dans les secteurs Collecte et traitement et Services énergétiques, ainsi qu'à des impôts sur les bénéfices qui sont moins élevés pour les fiducies, partiellement contrebalancés par une perte non récurrente de 0,5 million de dollars découlant de la participation d'AltaGas dans Taylor NGL Limited Partnership (Taylor). Cette charge non récurrente découle de l'opération de restructuration de la direction de Taylor du 29 juin 2005, en partie contrebalancée par un gain de dilution constaté par suite d'une émission d'actions. Le bénéfice net enregistré pour le deuxième trimestre de 2004 comprenait 3,5 millions de dollars avant impôts en coûts liés à la conversion en une fiducie de revenu.

Pour le premier semestre de l'exercice se terminant le 30 juin, le bénéfice net d'AltaGas comprend 7,4 millions de dollars d'éléments non récurrents liés à son placement dans Taylor, incluant des gains de 7,9 millions de dollars comptabilisés dans les résultats du premier trimestre de 2005 et des pertes comptabilisées dans les résultats du deuxième trimestre, qui sont décrites au paragraphe précédent.

Les flux de trésorerie provenant de l'exploitation pour le deuxième trimestre et le premier semestre de 2005 se sont établis respectivement à 30,4 millions de dollars et à 61,5 millions de dollars, comparativement à 24,0 millions de dollars et à 46,1 millions de dollars pour les périodes correspondantes en 2004. Les augmentations sont surtout attribuables à une hausse du bénéfice net pour les deux périodes.

Les produits pour les périodes de trois mois et de six mois terminées le 30 juin 2005 ont augmenté respectivement de 83 % pour s'établir à 321,1 millions de dollars et de 82 % pour s'établir à 670,1 millions, , par rapport aux périodes correspondantes en 2004. Pour ce qui est de la composante extraction et des secteurs Distribution de gaz naturel et Services énergétiques, le produit net reflète mieux le rendement que les produits étant donné que les variations des prix du marché pour le gaz naturel et l'électricité influent à la fois sur les produits et le coût des ventes. Le produit net au cours du deuxième trimestre de 2005 a été de 65,4 millions de dollars, soit 5,9 millions de dollars de plus qu'au deuxième trimestre de 2004. Pour le premier semestre de 2005, le produit net s'est établi à 143,4 millions de dollars, soit 26,7 millions de plus qu'à la même période en 2004. L'augmentation est principalement attribuable à l'acquisition de l'usine d'extraction d'éthane d'Edmonton (UEEE) et aux entreprises de PremStar dans la deuxième moitié de 2004.

Les frais d'exploitation et d'administration pour le deuxième trimestre et le premier semestre de 2005 se sont établis respectivement à 31,3 millions de dollars et à 63,0 millions de dollars, comparativement à 31,7 millions de dollars et à 57,7 millions de dollars pour les mêmes périodes de 2004. La hausse des frais d'exploitation et d'administration depuis le début de l'exercice découle principalement des frais accrus relatifs aux acquisitions réalisées en 2004.

Le bénéfice avant intérêts, impôts et amortissement (BAIIA) pour le trimestre et le semestre terminés le 30 juin 2005 s'est accru respectivement de 23 % pour s'établir à 34,1 millions de dollars et de 36 % pour s'établir à 80,4 millions de dollars, comparativement aux mêmes périodes en 2004.

La dotation aux amortissements pour le deuxième trimestre et le premier semestre de 2005 a augmenté respectivement de 19 % pour s'établir à 12,1 millions de dollars et de 20 % pour s'établir à 24,2 millions de dollars, comparativement aux mêmes périodes en 2004. Cette augmentation découle principalement des hausses du portefeuille d'immobilisations de la Fiducie attribuables aux acquisitions et aux projets d'expansion interne.

Les intérêts débiteurs pour les périodes de trois mois et de six mois terminées le 30 juin 2005 ont diminué respectivement pour s'établir à 5,0 millions de dollars et à 10,1 millions de dollars, comparativement à 5,3 millions de dollars et à 10,9 millions de dollars pour les mêmes périodes en 2004. La diminution est surtout attribuable à des soldes débiteurs moyens plus bas en 2005 découlant de l'émission d'actions par la Fiducie en juin 2004 et à des flux de trésorerie provenant de l'exploitation plus élevés, partiellement contrebalancés par l'intérêt sur un contrat de location-acquisition conclu au troisième trimestre de 2004 et des taux d'intérêt moyens plus élevés en 2005 comparativement à 2004.

Les impôts sur les bénéfices pour le deuxième trimestre de 2005 ont été de 2,5 millions de dollars inférieurs au montant comptabilisé dans les résultats de la même période de l'exercice précédent en raison du fait qu'AltaGas a mené ses activités en tant que fiducie pendant les trois mois complets du deuxième trimestre de 2005, et pendant deux mois seulement au deuxième trimestre de 2004. Pour le premier semestre de 2005, les impôts sur les bénéfices ont reculé de 5,6 millions de dollars par rapport à la période correspondante en 2004, en raison aussi du fait qu'AltaGas a mené ses activités en tant que fiducie pendant les six mois complets terminés le 30 juin 2005 et pendant deux mois seulement à la même période en 2004. Le bénéfice consolidé des sociétés d'AltaGas était imposable pour la période allant du 1er janvier au 30 avril 2004. Une fois AltaGas restructurée en fiducie de revenu, le bénéfice imposable de ses filiales est habituellement réduit à néant par les paiements d'intérêt à la Fiducie. Les paiements que la Fiducie reçoit sous forme de distributions d'intérêt ou d'autres revenus de ses filiales constituent un bénéfice imposable pour la Fiducie. Étant donné que la Fiducie a le droit de déduire ses frais d'administration et ses distributions aux porteurs de parts et que, conformément à sa déclaration de

fiducie, elle distribue la totalité de son bénéfice aux porteurs de parts, la Fiducie ne devrait pas avoir d'impôt sur les bénéfices à payer à court terme ou dans un avenir prévisible. Les filiales constituées en sociétés du secteur Distribution de gaz naturel d'AltaGas, qui exercent leurs activités à titre d'entreprises réglementées en vertu de la réglementation de l'AUB, continueront de verser des impôts sur les bénéfices.

MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Dans le présent rapport de gestion, AltaGas fournit certaines mesures financières qui n'ont aucune signification normalisée prescrite par les principes comptables généralement reconnus (PCGR) du Canada. Ces mesures financières non conformes aux PCGR peuvent ne pas être comparables à des mesures similaires présentées par d'autres émetteurs.

L'objet de ces mesures financières et leur rapprochement aux mesures financières conformes aux PCGR sont présentés ci-après. Toutes ces mesures ont été calculées selon l'information déjà publiée par AltaGas.

Produit net	**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
(en millions de dollars)	**2005**	2004	**2005**	2004
Produit net	**65,4**	59,5	**143,4**	116,7
Ajouter le coût des produits vendus	**255,7**	115,9	**526,7**	252,2
Produits (mesure financière conforme aux PCGR)	**321,1**	175,4	**670,1**	368,9

Dans les secteurs Services énergétiques et Distribution du gaz naturel, et la composante extraction, le produit net est une meilleure mesure de rendement que les produits car les changements au niveau du prix du marché du gaz naturel et de l'électricité achetée à des fins de revente se répercutent à la fois sur les produits et sur le coût des produits vendus.

Bénéfice d'exploitation	**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
(en millions de dollars)	**2005**	2004	**2005**	2004
Bénéfice d'exploitation	**22,0**	17,6	**56,2**	38,8
Ajouter (déduire) : Intérêt	**(5,0)**	(5,3)	**(10,1)**	(10,9)
Impôts sur les bénéfices	**2,1**	(0,4)	**0,6**	(5,0)
Bénéfice net (mesure financière conforme aux PCGR)	**19,1**	11,9	**46,7**	22,9

AltaGas présente le bénéfice d'exploitation sectoriel dans les notes afférentes aux états financiers consolidés étant donné que les intérêts et les impôts sur les bénéfices ne sont pas affectés aux secteurs d'activité. Le bénéfice d'exploitation sert à mesurer le rendement de l'exploitation sans tenir compte des décisions de financement et des incidences fiscales sur lesquelles la direction de l'exploitation n'exerce pas de contrôle.

BAIIA (en millions de dollars)		**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
		2005	2004	**2005**	2004
BAIIA		**34,1**	27,8	**80,4**	59,0
Ajouter (déduire) :	Amortissement	**(12,1)**	(10,2)	**(24,2)**	(20,2)
	Intérêt	**(5,0)**	(5,3)	**(10,1)**	(10,9)
	Impôts sur les bénéfices	**2,1**	(0,4)	**0,6**	(5,0)
Bénéfice net (mesure financière conforme aux PCGR)		**19,1**	11,9	**46,7**	22,9

Le BAIIA est présenté pour aider le lecteur à évaluer la capacité d'AltaGas de créer des flux de trésorerie et de couvrir les paiements d'intérêt.

Bénéfice net avant gains découlant de la réduction de la participation dans des placements à long terme (en millions de dollars)		**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
		2005	2004	**2005**	2004
Bénéfice net avant gains découlant de la réduction de la participation dans des placements à long terme		**18,9**	12,0	**38,6**	22,9
Ajouter (déduire) :	Gains (pertes) sur opérations de placement	**0,2** [1]	(0,1)	**8,1** [2]	-
Bénéfice net (mesure financière conforme aux PCGR)		**19,1**	11,9	**46,7**	22,9

1) Gain après impôts sur un placement en actions.
2) Gain après impôts sur les opérations relatives à Taylor résultant de la vente des parts de Taylor et du gain de dilution.

Le bénéfice net avant gains découlant de la réduction de la participation dans des placements à long terme est présenté afin d'aider à évaluer le bénéfice net d'AltaGas sans référence aux gains non récurrents découlant des changements au niveau des participations dans des placements à long terme ou d'émissions de capitaux et de cessions par l'entité émettrice.

Flux de trésorerie provenant des activités d'exploitation (en millions de dollars)		**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
		2005	2004	**2005**	2004
Flux de trésorerie provenant des activités d'exploitation		**30,4**	24,0	**61,5**	46,1
Ajouter (déduire) :	Variation nette du fonds de roulement hors caisse et autre	**1,5**	0,9	**(13,4)**	3,0
Flux de trésorerie liés aux activités d'exploitation (mesure financière conforme aux PCGR)		**31,9**	24,9	**48,1**	49,1

Les flux de trésorerie provenant des activités d'exploitation aident à déterminer la capacité d'AltaGas de produire des flux de trésorerie liés aux activités d'exploitation après intérêts et impôts sans tenir compte des variations du fonds de roulement hors caisse de la Fiducie au cours de la période.

Flux de trésorerie distribuables (en millions de dollars)		**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
		2005	2004	**2005**	2004
Flux de trésorerie distribuables		**27,9**	23,0	**57,6**	43,8
Ajouter (déduire) :	Dépenses en capital de maintenance	**2,5**	1,0	**3,9**	2,3
	Variation nette du fonds de roulement hors caisse et autre	**1,5**	0,9	**(13,4)**	3,0
Flux de trésorerie liés aux activités d'exploitation (mesure financière conforme aux PCGR)		**31,9**	24,9	**48,1**	49,1

Le calcul par la Fiducie des flux de trésorerie distribuables peut différer de calculs semblables par des entités comparables. Les flux de trésorerie distribuables sont une mesure du rendement importante utilisée par la direction et les investisseurs pour évaluer le rendement de la Fiducie et de ses filiales actives.

Au cours du premier trimestre de 2005, AltaGas a vendu 1,4 million de parts de Taylor pour un produit de 12,8 millions de dollars. Étant donné que les flux de trésorerie distribuables de la Fiducie sont fondés sur les flux de trésorerie liés aux activités d'exploitation, déduction faite de la variation du fonds de roulement hors caisse et des dépenses en capital de maintenance, ils ne sont pas touchés par les variations des flux de trésorerie résultant des activités d'investissement ou de financement et n'incluent donc pas le produit de la vente des parts de Taylor.

RÉSULTATS D'EXPLOITATION PAR SECTEUR D'ACTIVITÉ

AltaGas présente les résultats financiers et les résultats d'exploitation consolidés au niveau du bénéfice d'exploitation selon trois secteurs d'activité : Collecte et traitement, Services énergétiques et Distribution de gaz naturel.

Bénéfice d'exploitation (en millions de dollars)	**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
	2005	2004	**2005**	2004
Collecte et traitement	**9,7**	7,2	**29,7**	19,2
Services énergétiques	**12,0**	10,0	**21,0**	15,3
Distribution de gaz naturel	**0,3**	0,4	**5,5**	4,3
	22,0	17,6	**56,2**	38,8

COLLECTE ET TRAITEMENT

Le secteur Collecte et traitement comprend les composantes collecte et traitement sur place, extraction et transport, ainsi que toutes les participations d'AltaGas dans des entreprises se consacrant à des services complémentaires aux activités de collecte et de traitement.

Résultats financiers	**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
(en millions de dollars)	**2005**	2004	**2005**	2004
Produits	**73,5**	45,9	**156,4**	90,6
Produit net	**43,5**	38,8	**97,3**	76,6
Frais d'administration et d'exploitation	**26,5**	25,1	**53,0**	44,6
Amortissement	**7,3**	6,5	**14,6**	12,8
Bénéfice d'exploitation	**9,7**	7,2	**29,7**	19,2

	Trimestres terminés les 30 juin		**Semestres terminés les 30 juin**	
Statistiques d'exploitation	**2005**	2004	**2005**	2004
Collecte et traitement sur place				
Capacité (Mpc/j)[1]	**916**	906	**916**	906
Débit (Mpc/j bruts)[2]	**561**	563	**560**	562
Utilisation de la capacité (%)[1]	**62**	62	**61**	62
Participation directe moyenne (%)[1]	**89**	89	**89**	89
Extraction				
Capacité d'amenée (Mpc/j)[1]	**539**	349	**539**	349
Production (b/j)[2]	**18 883**	9 337	**19 987**	9 678
Volumes transportés (Mpc/j)[2, 3]	**434**	415	**432**	405

1) Au 30 juin
2) Moyenne de la période
3) Exclut les volumes du condensat du gazoduc

Le secteur Collecte et traitement a généré respectivement pour le deuxième trimestre et le premier semestre de 2005 des produits de 73,5 millions de dollars et de 156,4 millions de dollars, ce qui représente des hausses de 60 % et de 73 % comparativement aux mêmes périodes en 2004.

Dans le secteur Collecte et traitement, le produit net pour les périodes de trois mois et de six mois terminées le 30 juin 2005 s'est établi respectivement à 43,5 millions de dollars et à 97,3 millions de dollars, comparativement à 38,8 millions de dollars et à 76,6 millions de dollars pour les mêmes périodes en 2004.

Les fortes pluies et le mauvais temps qui se sont abattus sur l'Alberta au mois de juin n'ont pas eu de répercussions importantes sur les résultats du secteur Collecte et traitement au deuxième trimestre de 2005.

Le bénéfice d'exploitation dans le secteur Collecte et traitement pour le deuxième trimestre et le premier semestre de 2005 s'est établi respectivement à 9,7 millions de dollars et à 29,7 millions de dollars, comparativement à 7,2 millions de dollars et à 19,2 millions de dollars pour les mêmes périodes en 2004. Les hausses découlent de l'acquisition dans la composante extraction et d'un solide rendement de l'exploitation dans la composante collecte et traitement sur place, partiellement contrebalancés par une perte non récurrente avant impôts de 0,6 million de dollars découlant de la participation d'AltaGas dans Taylor. L'augmentation au premier semestre de 2005 comprenait également l'incidence de la cession par

AltaGas de 1,4 million de parts de Taylor au premier trimestre de l'exercice, ce qui a donné lieu à un gain avant impôts de 4,8 millions de dollars et a réduit sa participation à 4,0 millions de parts ou à 14 %. AltaGas a également enregistré un gain de dilution au premier trimestre de 2005 lorsque Taylor a mis en vente des parts de société en commandite dans le cadre d'une offre publique à laquelle AltaGas n'a pas participé, ce qui a donné lieu à une réduction de la participation d'AltaGas dans Taylor à moins de 10 % et à un gain de dilution avant impôts de 4,4 millions de dollars.

Dans la composante collecte et traitement sur place, le produit net pour le trimestre et le semestre terminés le 30 juin 2005 s'élevait respectivement à 30,6 millions de dollars et à 60,5 millions de dollars, en regard de 28,4 millions de dollars et de 55,0 millions de dollars pour les périodes correspondantes de l'exercice précédent. La perte non récurrente liée à Taylor constatée au deuxième trimestre de 2005 est comptabilisée dans les résultats de cette composante. Ensemble, les pratiques contractuelles d'AltaGas, le solide rendement de l'exploitation et la souplesse ont compensé le temps pluvieux et les baisses habituelles au deuxième trimestre causées par les fermetures de routes et la débâcle printanière, qui ont entraîné de légères baisses de volumes par rapport au deuxième trimestre de 2004.

Au cours du deuxième trimestre, AltaGas a poursuivi son programme d'expansion interne dans la composante collecte et traitement sur place, en mettant en œuvre des projets à Marten Creek, Kirkpatrick Lake, Mundare et Prairie River. Ces projets de mise en valeur sont appuyés par les engagements des producteurs qui visent à réduire au minimum le risque financier d'AltaGas lié aux baisses éventuelles de débit.

Dans la composante extraction, les volumes plus élevés traités ont entraîné respectivement pour les périodes de trois mois et de six mois terminées le 30 juin 2005 un produit net de 6,8 millions de dollars et de 13,9 millions de dollars, comparativement à 3,6 millions de dollars et à 7,1 millions de dollars pour les mêmes périodes en 2004. Les volumes d'éthane et de LGN moyens extraits pour le deuxième trimestre et le premier semestre de 2005 ont plus que doublé pour atteindre respectivement 18 883 et 19 987 b/j, comparativement aux mêmes périodes en 2004. Les hausses des volumes et du produit net en 2005 sont surtout attribuables à l'acquisition d'une participation de 48 2/3 % dans l'UEEE à la fin d'août 2004.

Les capitaux investis bruts dans le secteur Collecte et traitement se sont établis à 7,2 millions de dollars pour le deuxième trimestre et à 10,8 millions de dollars (avant cession des actifs secondaires et des parts de Taylor) pour les six mois terminés le 30 juin 2005, comparativement à 1,1 million de dollars pour le deuxième trimestre de 2004 et à 15,3 millions de dollars pour les six mois terminés le 30 juin 2004.

Perspectives du secteur Collecte et traitement

Pour le reste de 2005, les prix du gaz naturel devraient demeurer fermes et continuer de maintenir l'activité de forage à des niveaux élevés dans le bassin de réception d'AltaGas.

L'effet, sur un exercice complet, de l'acquisition de l'UEEE, combiné à la réalisation de synergies sur la chaîne de valeur avec d'autres composantes de la Fiducie, devrait se traduire par des résultats financiers plus solides dans la composante extraction en 2005.

Les dépenses en capital dans le secteur Collecte et traitement pour le reste de l'exercice devraient dépasser 20 millions de dollars, la grande partie des dépenses survenant dans la composante collecte et traitement sur place.

SERVICES ÉNERGÉTIQUES

Le secteur Services énergétiques comprend les composantes services d'électricité et services gaziers. Ce secteur comprend aussi les résultats de la composante production de pétrole et de gaz naturel. AltaGas n'exerce pas d'activités liées à l'exploration et à la mise en valeur de réserves de gaz naturel. Toutefois, relativement à certaines de ses acquisitions d'installations, AltaGas a accumulé un portefeuille de réserves de pétrole et de gaz naturel qu'elle continue de détenir et de mettre en production.

Résultats financiers (en millions de dollars)	Trimestres terminés les 30 juin **2005**	 2004	Semestres terminés les 30 juin **2005**	 2004
Produits	**270,3**	124,1	**553,9**	257,5
Produit net	**19,6**	14,6	**36,1**	24,4
Frais d'administration et d'exploitation	**4,8**	2,5	**9,5**	4,9
Amortissement	**2,8**	2,1	**5,6**	4,2
Bénéfice d'exploitation	**12,0**	10,0	**21,0**	15,3

Statistiques d'exploitation	Trimestres terminés les 30 juin **2005**	 2004	Semestres terminés les 30 juin **2005**	 2004
Services d'électricité				
Volume d'électricité vendue (en milliers de MWh)	**860**	862	**1 711**	1 725
Prix moyen reçu à la vente d'électricité ($/MWh)	**50,37**	49,88	**48,81**	47,83
Prix moyen au comptant de l'Alberta Power Pool ($/MWh)	**51,46**	60,07	**48,68**	54,43
Services gaziers				
Contrats de services énergétiques au détail[1]	**446**	-	**446**	-
Volumes moyens de gros mis en marché (GJ/j)	**301 416**	136 489	**321 732**	154 543

1) Contrats de services énergétiques au détail en vigueur à la fin de la période visée.

Les produits nets du secteur Services énergétiques pour le trimestre et le semestre terminés le 30 juin 2005 étaient respectivement de 19,6 millions de dollars et de 36,1 millions de dollars, comparativement à 14,6 millions de dollars et à 24,4 millions de dollars aux mêmes périodes de l'exercice précédent. La hausse est principalement attribuable à une acquisition dans la composante services gaziers en octobre 2004, combinée à des marges accrues dans la composante services d'électricité.

Le produit net provenant de la composante services d'électricité pour le deuxième trimestre et le premier semestre de l'exercice terminé le 30 juin 2005 s'est établi à 14,3 millions de dollars et à 24,6 millions de dollars, soit respectivement une augmentation de 10 % et de 19 %, comparativement aux mêmes périodes en 2004. Ces augmentations sont en grande partie attribuables aux coûts de transport moins élevés découlant de tarifs moins élevés, de prix du Power Pool moins élevés et d'une production moindre.

AltaGas réduit son exposition à la volatilité des prix de l'électricité en bloquant les prix sur une bonne partie de son approvisionnement en électricité. Pour ce faire, elle conclut des contrats à terme d'une durée variant entre un mois et trois ans. Les prix moyens reçus pour les ventes d'électricité et les prix moyens au comptant de l'Alberta Power Pool pour les périodes de trois mois et de six mois terminées le 30 juin 2005 sont fournis dans le tableau ci-dessus.

Le produit net de la composante services gaziers pour les périodes de trois mois et de six mois terminées le 30 juin 2005 s'est établi à 3,5 millions de dollars et à 7,6 millions de dollars, comparativement à néant et à 0,3 million de dollars pour les périodes correspondantes en 2004. Cette augmentation est attribuable aux frais de gestion générés par les entreprises de PremStar.

Perspectives du secteur Services énergétiques

Les perspectives du secteur Services énergétiques pour 2005 demeurent positives. La composante services d'électricité devrait continuer de bénéficier d'une couverture de prix rigoureuse, une bonne partie de ses ventes d'électricité pour le reste de l'exercice étant bloquées à des prix moyens plus élevés qu'à l'exercice précédent. Dans la composante services gaziers, PremStar continue de générer des flux de trésorerie et des résultats conformes aux attentes et atteint des taux élevés de renouvellement de contrats dans le secteur des services au détail ECNG.

DISTRIBUTION DE GAZ NATUREL

Le secteur Distribution de gaz naturel comprend AltaGas Utilities Inc. (AUI), le tiers des intérêts d'AltaGas dans Inuvik Gas Ltd. et la participation de 24,9 % dans Heritage Gas Limited (Heritage).

Résultats financiers	**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
(en millions de dollars)	**2005**	2004	**2005**	2004
Produits	**22,0**	20,6	**68,4**	68,7
Produit net	**6,9**	6,2	**18,7**	15,9
Bénéfice d'exploitation	**0,3**	0,4	**5,5**	4,3

	Trimestres terminés les 30 juin		**Semestres terminés les 30 juin**	
Statistiques d'exploitation[1]	**2005**	2004	**2005**	2004
Volume de gaz naturel distribué				
Ventes (Gpc)	**2,0**	2,2	**7,4**	7,8
Transport (Gpc)	**2,4**	2,6	**4,9**	5,6
Variation météorologique en degrés-jours (%)[2]	**(4,2)**	11,5	**(2.4)**	4,3
Nombre de clients[3]	**60 866**	59 266	**60 866**	59 266

1) AUI seulement
2) Écart par rapport à une moyenne de 20 ans. Les écarts positifs sont favorables.
3) Aux 30 juin

La distribution de gaz naturel est un secteur très saisonnier, la plus grande partie des livraisons de gaz naturel se faisant pendant l'hiver pour les besoins de chauffage. En général, les ventes de gaz pendant l'hiver représentent environ les deux tiers du produit net annuel sectoriel, ce qui se traduit par d'excellents résultats au premier et au quatrième trimestre, alors que les deuxième et troisième trimestres affichent un faible bénéfice ou une faible perte.

Pour le deuxième trimestre et le premier semestre de 2005, le produit net du secteur Distribution de gaz naturel d'AltaGas s'est établi respectivement à 6,9 millions de dollars et à 18,7 millions de dollars, en regard de 6,2 millions de dollars et de 15,9 millions de dollars pour les périodes correspondantes en 2004. Les résultats dans le secteur Distribution de gaz naturel sont attribuables surtout à des changements au sein d'AUI. Au premier trimestre de 2004, AUI a constaté des ajustements négatifs pour insuffisance de produits liés à 2003 et 2004 afin de corriger les tarifs en fonction de ceux autorisés dans les documents déposés dans le cadre de la demande tarifaire générale, qui étaient plus bas que prévu. Au premier trimestre de 2005, AUI a constaté des ajustements favorables du produit net afin de tenir compte de tarifs de la demande tarifaire générale prévus plus élevés pour l'exercice 2005. Sans ces ajustements, les écarts d'un trimestre à l'autre et d'un exercice à l'autre seraient attribuables uniquement aux écarts climatiques.

En décembre 2004, AUI a déposé la première phase d'une demande tarifaire générale pour 2005 et 2006. Une audience sur la demande a pris fin le 20 juillet 2005 et une décision relative à cette phase est attendue au quatrième trimestre de 2005.

Heritage continue d'étendre le service dans la région de Dartmouth et a commencé la construction d'installations afin de servir les clients de la ville d'Amherst.

Perspectives du secteur Distribution de gaz naturel

Les perspectives du secteur Distribution de gaz naturel pour 2005, compte tenu de conditions météorologiques semblables à celles qui ont prévalu au premier semestre de l'exercice, sont d'atteindre des résultats se rapprochant de ceux obtenus au premier semestre. Heritage Gas investira des capitaux dans la construction d'installations à Amherst, mais cela ne devrait pas avoir d'incidence importante sur les résultats de 2005.

Les dépenses en capital dans le secteur Distribution de gaz naturel devraient dépasser 5,0 millions de dollars pour le reste de l'exercice 2005. La majeure partie de ces dépenses devraient se faire à AUI et à Heritage.

Le 25 mai 2005, AltaGas a annoncé que son conseil d'administration avait approuvé en principe la réorganisation de son entreprise de distribution de gaz naturel en une société publique distincte de la Fiducie et de ses filiales.

Dans le cadre de l'opération, il est prévu que les porteurs de parts d'AltaGas recevront une distribution d'actions d'une société nouvellement créée qui détiendra indirectement les actifs de l'entreprise de distribution de gaz naturel. La cession est assujettie à diverses approbations réglementaires et devrait être terminée d'ici la fin du troisième trimestre ou au début du quatrième trimestre de 2005.

SOMMAIRE DES RÉSULTATS TRIMESTRIELS CONSOLIDÉS DES HUIT DERNIERS TRIMESTRES

(en millions de dollars)	**T2-05**	T1-05	T4-04	T3-04	T2-04	T1-04	T4-03[1]	T3-03[1]
Produit net	65,4	78,0	71,6	61,5	59,5	57,2	61,0	53,3
Bénéfice d'exploitation	22,0	34,2	29,4	23,4	17,6	21,2	25,9	19,2
Bénéfice net	19,1	27,6	25,8	17,1	11,9	11,0	12,0	9,3
(en dollars par part)								
Résultat								
De base	0,35	0,52	0,49	0,33	0,25	0,24	0,26	0,20
Dilué	0,35	0,52	0,48	0,33	0,25	0,24	0,26	0,20
Dividendes/distributions[2]	0,45	0,45	0,45	0,45	0,30	0,11	0,11	0,11

1) Les chiffres des périodes précédentes ont été retraités pour refléter l'incidence de l'adoption de la note d'orientation du *Manuel de l'ICCA* concernant la comptabilisation des obligations liées à la mise hors service d'immobilisations.

2) La Fiducie verse une distribution mensuelle de 0,15 $ la part. Les distributions pour le deuxième trimestre de 2004 couvrent la période à compter du 1er mai 2004, date de prise d'effet de la Fiducie. Avant le 1er mai 2004, ASI a versé des dividendes trimestriels du premier trimestre de 2001 au premier trimestre de 2004.

Les tendances identifiables dans les activités d'AltaGas au cours des huit derniers trimestres reflètent la croissance de l'organisation, le contexte commercial favorable et le caractère saisonnier de l'entreprise.

Le secteur Distribution de gaz naturel distribue du gaz naturel surtout pour les besoins de chauffage, et constate donc un produit net plus élevé au premier et au quatrième trimestres, en raison des volumes élevés de gaz livrés pendant l'hiver. Les coûts d'exploitation, d'autre part, sont généralement engagés de façon uniforme au cours de l'exercice. Cela donne lieu généralement à un premier et à un quatrième trimestres rentables et à des pertes aux deuxième et troisième trimestres pour le secteur.

La société a été convertie en une fiducie le 1er mai 2004. Les améliorations du rendement de l'exploitation, les acquisitions et l'incidence positive sur les impôts découlant de la réorganisation en une fiducie ont contribué aux améliorations des résultats qu'AltaGas a connues d'une période à l'autre.

Les améliorations du rendement de l'exploitation reflètent la croissance découlant des projets d'agrandissement interne et des placements dans les actifs de la Fiducie. AltaGas investit des capitaux dans son portefeuille d'actifs d'exploitation à long terme afin d'étendre ses capacités existantes et d'accroître le plus possible ses efficiences d'exploitation.

Les éléments importants qui ont eu une incidence sur les résultats trimestriels particuliers sont présentés ci-dessous :

- Le bénéfice net au quatrième trimestre de 2003 était plus élevé d'environ 0,2 million de dollars par suite des travaux d'agrandissement de l'installation d'extraction Empress terminés à la fin du troisième trimestre de 2003.

- Le bénéfice net pour le premier trimestre de 2004 comprenait environ 0,4 million de dollars provenant de l'acquisition, à la fin de 2003, des installations de collecte et de traitement de Rainbow Lake.

- Le bénéfice net au deuxième trimestre de 2004 a été influé défavorablement par une charge de rémunération hors caisse de 2,4 millions de dollars constatée par suite de l'acquisition le 1er mai 2004 de toutes les options sur parts de fiducie en cours non acquises, et par les coûts de conversion en fiducie de 3,5 millions de dollars, partiellement contrebalancés par une réduction de la charge d'impôts résultant de la conversion en fiducie.

- Le bénéfice net au troisième trimestre de 2004 reflète les coûts de conversion continus, AltaGas ayant constaté des frais de conversion en fiducie de 0,9 million de dollars pour le trimestre. Au cours du trimestre, AltaGas a également conclu l'acquisition d'une participation de 48 2/3 % dans l'UEEE de BP Canada Energy Resources Company, ajoutant 0,4 million de dollars à son produit net.

- Le produit net au quatrième trimestre de 2004 comprenait les résultats des entreprises PremStar acquises le 6 octobre 2004, qui ont accru le bénéfice net de 1,4 million de dollars pour le trimestre.

- Le bénéfice net au premier trimestre de 2005 a subi l'incidence d'un gain après impôts de 7,9 millions de dollars lié au changement de la participation de la Fiducie dans Taylor.

Les résultats du deuxième trimestre de 2005 sont présentés en détail au début du présent rapport de gestion.

MODIFICATIONS DE CONVENTIONS COMPTABLES

L'Institut Canadien des Comptables Agréés (ICCA) a publié la note d'orientation concernant la comptabilité n° 15 (NOC-15), «Consolidation des entités à détenteurs de droits variables», qui s'applique aux périodes annuelles et intermédiaires commençant après le 1er novembre 2004. Cette note d'orientation exige que les organisations évaluent une entité dans laquelle elles peuvent avoir des droits variables afin de déterminer si les actifs, les passifs et les résultats des activités des entités doivent être présentés autrement que de manière consolidée. AltaGas a déterminé qu'il n'est pas nécessaire de changer sa manière de présenter l'information financière à l'égard de ses droits dans ces entités présentées dans ses états financiers consolidés.

Le 18 mars 2005, l'ICCA a publié l'abrégé CPN-151, «Titres échangeables émis par des filiales de fiducies de revenu» de son Comité sur les problèmes nouveaux. Cet abrégé stipule que les titres échangeables émis par une filiale d'une fiducie de revenu doivent être présentés comme une participation sans contrôle ou une dette dans le bilan consolidé à moins qu'ils respectent certains critères. Les titres échangeables émis par AltaGas Limited Partnership No. 1 et en circulation au 31 décembre 2004 et au

30 juin 2005 respectent les critères de présentation dans les capitaux propres; en conséquence, le CPN-151 n'a pas d'incidence sur AltaGas.

ESTIMATIONS COMPTABLES CRITIQUES

Les états financiers d'AltaGas ont été dressés selon les principes comptables généralement reconnus. Certaines conventions comptables obligent la direction à prendre des décisions appropriées relativement à la formulation des estimations et des hypothèses qui influent sur les montants constatés des actifs, des passifs, des produits et des charges. Les estimations comptables critiques d'AltaGas demeurent l'amortissement, les obligations liées à la mise hors service d'immobilisations et l'évaluation de la réduction de valeur des actifs. Pour en savoir davantage sur ces estimations comptables critiques, se reporter au rapport de gestion fourni dans le rapport annuel de 2004 d'AltaGas.

INSTRUMENTS FINANCIERS

AltaGas conclut des contrats sur instruments financiers dérivés tels que des swaps et des tunnels pour gérer son exposition aux fluctuations du prix des matières premières et des taux d'intérêt, tout particulièrement dans la composante services d'électricité et en ce qui a trait aux taux d'intérêt sur la dette. Ces contrats servent de couvertures et les gains et les pertes liés à ces contrats sont reportés et constatés dans la même période et dans la même rubrique des états financiers que les opérations couvertes correspondantes.

La principale incidence de ces contrats sur la performance financière d'AltaGas de 2005 a été d'assurer la stabilité des produits d'exploitation dans la composante services d'électricité. Les prix de l'Alberta Power Pool ont varié pour le deuxième trimestre de 2005 de 7,44 $ le MWh à 497,58 $ le MWh. AltaGas a atténué l'incidence de cette volatilité sur ses activités, au moyen de couvertures financières sur la tranche de son portefeuille d'électricité de 2005, jugées optimales par la direction.

AltaGas réduit ses coûts de financement et réduit au minimum l'incidence des fluctuations futures des taux d'intérêt sur ses flux de trésorerie en ayant recours à des swaps de taux d'intérêt. Au 30 juin 2005, la Fiducie avait établi des swaps à échéance variée pour fixer les taux d'intérêt sur une tranche de 185,0 millions de dollars du total de sa dette bancaire prélevée de 222,3 millions de dollars. Compte tenu des billets à moyen terme et des contrats de location-acquisition d'AltaGas, le taux a été fixé sur 88 % de la dette totale d'AltaGas. Le montant de la dette à taux fixe a été plus élevé que l'objectif de 70 % à 75 % visé par la Fiducie en raison du produit tiré du placement d'actions de juin 2004 qui a été affecté à la dette à taux variable.

CAPITAL INVESTI

Au cours du deuxième trimestre de 2005, AltaGas a investi dans des immobilisations et des arrangements, dans des contrats et des relations de services énergétiques ainsi que dans des placements à long terme totalisant 9,9 millions de dollars, en regard de 3,2 millions de dollars au cours de la période correspondante en 2004. Pour le semestre terminé le 30 juin 2005, la Fiducie a investi 15,9 millions de dollars comparativement à 19,6 millions de dollars en 2004. Le capital investi net après la cession d'actifs secondaires et la cession de Taylor au premier trimestre s'est établi à 0,7 million de dollars pour le premier semestre de 2005.

Capital investi par secteur

Pour le trimestre terminé le 30 juin 2005	**Collecte et traitement**	**Services énergétiques**	**Distribution de gaz naturel**	**Total**
Entrées, déduction faite des cessions :				
Immobilisations	**7,1 $**	**0,2 $**	**2,4 $**	**9,7 $**
Arrangements, contrats et relations de services énergétiques	**-**	**-**	**-**	**-**
Placements à long terme et autres actifs	**0,1**	**-**	**0,1**	**0,2**
	7,2 $	**0,2 $**	**2,5 $**	**9,9 $**

Pour le trimestre terminé le 30 juin 2004	Collecte et traitement	Services énergétiques	Distribution de gaz naturel	Total
Entrées, déduction faite des cessions :				
Immobilisations	4,3 $	- $	1,9 $	6,2 $
Arrangements, contrats et relations de services énergétiques	-	-	-	-
Placements à long terme et autres actifs	(3,2)	-	0,2	(3,0)
	1,1 $	- $	2,1 $	3,2 $

Pour le semestre terminé le 30 juin 2005	**Collecte et traitement**	**Services énergétiques**	**Distribution de gaz naturel**	**Total**
Entrées, déduction faite des cessions :				
Immobilisations	**3,6 $**	**0,7 $**	**4,3 $**	**8,6 $**
Arrangements, contrats et relations de services énergétiques	**-**	**-**	**-**	**-**
Placements à long terme et autres actifs	**(8,0)**	**-**	**0,1**	**(7,9)**
	(4,4) $	**0,7 $**	**4,4 $**	**0,7 $**

Pour le semestre terminé le 30 juin 2004	Collecte et traitement	Services énergétiques	Distribution de gaz naturel	Total
Entrées, déduction faite des cessions :				
Immobilisations	16,5 $	0,3 $	3,7 $	20,5 $
Arrangements, contrats et relations de services énergétiques	-	-	-	-
Placements à long terme et autres actifs	(1,2)	-	0,3	(0,9)
	15,3 $	0,3 $	4,0 $	19,6 $

AltaGas répartit son capital investi net en diverses catégories : maintenance, croissance et administration. Le capital de croissance représentait 6,6 millions de dollars au deuxième trimestre de 2005, comparativement à 1,2 million de dollars pour le trimestre correspondant de 2004, ce qui comprenait les acquisitions et les expansions d'installations dans le secteur Collecte et traitement ainsi que les expansions dans le secteur Distribution de gaz naturel. Les projets de dépenses en capital de maintenance s'élevant à 2,5 millions de dollars au cours du deuxième trimestre de 2005 et à 1,0 million de dollars pour la même période de 2004 ont été entrepris principalement dans les secteurs Collecte et traitement et Distribution de gaz naturel afin de maintenir la capacité de production des installations et des réseaux de collecte et de distribution. Les dépenses en capital de nature administrative, y compris les dépenses se rapportant au matériel informatique et aux logiciels, ont totalisé 0,8 million de dollars au deuxième trimestre de 2005 contre 1,0 million de dollars pour la période correspondante en 2004.

Les dépenses en capital de croissance ont totalisé 10,5 millions de dollars (avant prise en compte de l'incidence de 15,2 millions des cessions) au premier semestre de 2005, comparativement à 15,4 millions de dollars à la période correspondante de 2004. Les projets de dépenses en capital de maintenance, qui se sont élevés à 3,9 millions de dollars au cours du premier semestre de 2005 et à 2,3 millions de dollars pour la même période de 2004, ont été entrepris principalement dans les secteurs Collecte et traitement et Distribution de gaz naturel. Les dépenses en capital de nature administrative, y compris les dépenses se rapportant au matériel informatique et aux logiciels, totalisaient 1,5 million de dollars au cours du premier semestre de 2005 contre 1,9 million de dollars au cours de la période correspondante en 2004.

La composition des activités d'investissement au cours du deuxième trimestre et du premier semestre de 2005 et de 2004 est comme suit :

Capital investi par activité

Pour le trimestre terminé le 30 juin 2005	**Collecte et traitement**	**Services énergétiques**	**Distribution de gaz naturel**	**Total**
Capital				
Maintenance	**1,2 $**	**0,2 $**	**1,1 $**	**2,5 $**
Croissance	**5,5**	**(0,1)**	**1,2**	**6,6**
Administration	**0,5**	**0,1**	**0,2**	**0,8**
	7,2 $	**0,2 $**	**2,5 $**	**9,9 $**

Pour le trimestre terminé le 30 juin 2004	Collecte et traitement	Services énergétiques	Distribution de gaz naturel	Total
Capital				
Maintenance	0,7 $	-	0,3 $	1,0 $
Croissance	(0,4)	-	1,6	1,2
Administration	0,8	-	0,2	1,0
	1,1 $	-	2,1 $	3,2 $

Pour le semestre terminé le 30 juin 2005	**Collecte et traitement**	**Services énergétiques**	**Distribution de gaz naturel**	**Total**
Capital				
Maintenance	**1,8 $**	**0,4 $**	**1,7 $**	**3,9 $**
Croissance	**(7,3)**	**0,1**	**2,5**	**(4,7)**
Administration	**1,1**	**0,2**	**0,2**	**1,5**
	(4,4) $	**0,7 $**	**4,4 $**	**0,7 $**

Pour le semestre terminé le 30 juin 2004	Collecte et traitement	Services énergétiques	Distribution de gaz naturel	Total
Capital				
Maintenance	1,2 $	- $	1,1 $	2,3 $
Croissance	12,9	-	2,5	15,4
Administration	1,2	0,3	0,4	1,9
	15,3 $	0,3 $	4,0 $	19,6 $

SITUATION DE TRÉSORERIE ET SOURCES DE FINANCEMENT

La Fiducie est d'avis que son accès aux marchés des titres d'emprunt et des actions, ses facilités de crédit bancaire inutilisées, ses flux de trésorerie provenant des activités d'exploitation et les fonds provenant de ses régimes de réinvestissement des distributions et Premium Distribution^MC lui permettront de disposer de suffisamment de fonds et de liquidités pour financer les activités existantes, les distributions futures et certaines possibilités d'acquisition et d'expansion en 2005. Une description des facilités de crédit de la Fiducie figure aux notes 9 et 10 afférentes aux états financiers consolidés inclus dans le rapport annuel de 2004 de la Fiducie.

Le 29 avril 2005, AltaGas a annoncé qu'elle avait déposé un prospectus préalable de base universel auprès des Commissions canadiennes des valeurs mobilières en vertu duquel AltaGas Income Trust peut émettre jusqu'à 500 millions de dollars en parts de fiducie et en titres d'emprunt sur une période de 25 mois. Ce dépôt permettra à AltaGas de mobiliser des fonds par un placement de parts de fiducie ou de titres d'emprunt selon un ou plusieurs modes de placement lorsque la conjoncture du marché s'y prête. AltaGas prévoit utiliser le produit tiré de tous les placements pour réduire l'encours de la dette dans le cadre des facilités de crédit existantes de la Fiducie et aux fins générales de l'entreprise, y compris le financement des acquisitions, les autres dépenses en capital et les autres placements.

Activités d'exploitation

Les flux de trésorerie provenant des activités d'exploitation, sans tenir compte des changements dans les actifs et les passifs d'exploitation, se sont établis respectivement à 30,4 millions de dollars et à 61,5 millions de dollars pour les périodes de trois mois et de six mois terminées le 30 juin 2005, comparativement à 24,0 millions de dollars et à 46,1 millions de dollars pour les périodes correspondantes en 2004. Les augmentations reflètent principalement des bénéfices accrus comparativement au deuxième trimestre et au premier semestre de 2004.

AltaGas avait un fonds de roulement négatif de 94,3 millions de dollars au 30 juin 2005 comparativement à un fonds de roulement négatif de 106,5 millions de dollars au 31 décembre 2004 et un fonds de roulement positif de 47,9 millions de dollars au 30 juin 2004. Ce changement dans le fonds de roulement en regard du 30 juin 2004 est principalement attribuable au reclassement des billets à moyen terme de 100,0 millions de dollars d'AltaGas échéant le 4 octobre 2005 au poste de la tranche de la dette à long terme échéant à moins d'un an du bilan.

Activités d'investissement

Les flux de trésorerie d'investissement pour le trimestre terminé le 30 juin 2005 se sont établis à 8,8 millions de dollars comparativement à 6,3 millions de dollars pour la même période en 2004. Cette augmentation reflète la baisse des dépenses sur les immobilisations en 2005 liée au calendrier des projets de dépenses en capital.

Les flux de trésorerie provenant des activités d'investissement pour le premier semestre de l'exercice terminé le 30 juin 2005 se sont établis à 5,1 millions de dollars, comparativement à des flux de trésorerie d'investissement de 24,6 millions de dollars à la même période en 2004. L'augmentation des flux de trésorerie provenant des activités d'investissement reflète la baisse des dépenses en immobilisations et le produit de la cession de placements à long terme et d'immobilisations secondaires.

Activités de financement

Les flux de trésorerie de financement se sont établis respectivement à 23,2 millions de dollars et à 53,1 millions de dollars pour les périodes de trois mois et de six mois terminées le 30 juin 2005, comparativement à des flux de trésorerie provenant des activités de financement de 21,6 millions de dollars et de 15,8 millions de dollars pour les périodes correspondantes en 2004. Le produit reçu à l'émission des parts par AltaGas en juin 2004 a été contrebalancé par le remboursement de la dette à long terme au deuxième trimestre de 2005.

L'utilisation du financement par emprunt ou par actions est déterminée par la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs et à chacune de ses composantes. Au 30 juin 2005, AltaGas avait un encours total de la dette de 339,2 millions de dollars, ce qui est inférieur aux 359,5 millions de dollars au 31 décembre 2004. AltaGas Operating Partnership avait des billets à moyen terme en circulation de 100,0 millions de dollars, et AltaGas Holding Limited Partnership No. 1 avait accès à des prêts de qualité, à des acceptations bancaires et à des lettres de crédit en vertu de lignes de crédit bancaire totalisant 425,0 millions de dollars. Au 30 juin 2005, la dette bancaire prélevée d'AltaGas Holding Limited Partnership No. 1 s'établissait à 222,3 millions de dollars et les lettres de crédit en cours totalisaient 36,8 millions de dollars. Ces deux entités financent toutes les filiales actives. À titre de fiducie de revenu, AltaGas vise un ratio d'endettement se situant entre 45 % et 50 %. Au 30 juin 2005, le ratio d'endettement de la Fiducie avait reculé à 40,5 % en regard de 42,6 % au 31 décembre 2004.

FACTEURS DE RISQUE

La direction a relevé les principaux facteurs de risque qui pourraient potentiellement avoir d'importantes répercussions sur les résultats financiers et les activités d'AltaGas. Ces facteurs de risque sont présentés dams le rapport de gestion et la notice annuelle d'AltaGas pour l'exercice terminé le 31 décembre 2004. La direction a déterminé qu'en ce qui concerne les activités poursuivies, les risques de marché, les risques financiers et les risques de contreparties demeurent pratiquement inchangés depuis le 31 décembre 2004.

RENSEIGNEMENTS SUR LES PARTS DE FIDUCIE

En vertu des modalités de la restructuration d'AltaGas en une fiducie de revenu, en date du 1er mai 2004, les porteurs de titres d'ASI ont échangé leurs actions de la société pour des parts de fiducie, et les porteurs de titres admissibles ont aussi reçu des parts échangeables pouvant être échangées pour des parts de fiducie, à raison d'une pour une. Les parts échangeables ne sont pas inscrites en bourse.

Au 29 juillet 2005, la Fiducie comptait 52,0 millions de parts de fiducie et 2,1 millions de parts échangeables en circulation, et sa capitalisation boursière s'établissait à 1,4 milliard de dollars, d'après le cours de clôture de 26,75 $ la part de fiducie le 29 juillet 2005. Au 29 juillet 2005, il y a 0,2 million d'options qui peuvent être exercées en vertu des modalités du régime d'options sur les parts.

ARRANGEMENTS HORS BILAN

La Fiducie n'a conclu aucun arrangement contractuel par lequel une entité non consolidée peut avoir une obligation en vertu de certains contrats de garantie, un droit conservé ou éventuel sur des actifs cédés à une entité non consolidée ou un arrangement semblable qui sert de soutien au risque de crédit, d'illiquidité ou de marché à cette entité pour ces actifs. La Fiducie n'a aucune obligation en vertu d'instruments dérivés ou d'un droit variable important dans une entité non consolidée qui fournit du financement, des liquidités, du soutien en matière de risque du marché ou de risque de crédit à la société inscrite, ou encore prévoit des services de crédit-bail, de couverture ou de recherche et de développement avec la société inscrite.

OBLIGATIONS CONTRACTUELLES

Il n'y a eu aucun changement important aux obligations contractuelles d'AltaGas depuis le 31 décembre 2004. Pour obtenir plus d'information sur ces obligations contractuelles, se reporter au rapport de gestion du rapport annuel de 2004 d'AltaGas.

ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Le 1er juillet 2005, AltaGas a instauré un régime de retraite à cotisations déterminées pour la presque totalité de ses employés à plein temps ne travaillant pas chez AltaGas Utilities Inc. En vertu du régime, AltaGas versera des cotisations mensuelles au régime dont un montant de base et un montant équivalant à certains seuils de cotisation des employés.

LOI SUR LA RESPONSABILITÉ LIMITÉE DES PORTEURS DE PARTS

Le 1er juillet 2004, la Income Trusts Liability Act de l'Alberta est entrée en vigueur. Elle prévoit qu'un porteur de parts n'est pas, à titre de bénéficiaire, responsable pour tout geste ou toute faute, obligation ou responsabilité du fiduciaire qui survient après l'entrée en vigueur de la disposition concernée de la loi en question.

La déclaration de fiducie d'AltaGas Income Trust prévoit qu'aucun porteur de parts n'engage sa responsabilité relativement à la Fiducie ni aux obligations ou aux affaires de celle-ci, ni pour tout geste ou toute omission du fiduciaire de la Fiducie, à condition que, si un tribunal juge que la responsabilité des porteurs de parts est engagée, seuls les actifs de la Fiducie pourront être visés par une tentative d'exécution et cette responsabilité ne pourra être réglée qu'au moyen de ces actifs. La déclaration de fiducie prévoit également que les contrats auxquels la Fiducie est partie devraient contenir des clauses restrictives à l'égard de la responsabilité des porteurs de parts.

ALTAGAS INCOME TRUST
BILANS CONSOLIDÉS

(en milliers de dollars)

	Au 30 juin 2005 (non vérifié)		Au 31 décembre 2004	
ACTIF				
Actif à court terme				
Liquidités et équivalents	**2 818**	$	2 669	$
Débiteurs	**138 049**		160 507	
Stocks	**398**		250	
Dépôts des clients	**26 500**		26 550	
Divers	**6 813**		4 845	
	174 578		194 821	
Immobilisations	**737 014**		746 729	
Ententes, contrats et relations de services énergétiques	**109 491**		113 102	
Écart d'acquisition	**18 860**		18 860	
Impôts futurs	**-**		208	
Placements à long terme et autres actifs (note 3)	**29 903**		34 876	
	1 069 846	$	1 108 596	$
PASSIF ET AVOIR DES PORTEURS DE PARTS				
Passif à court terme				
Créditeurs et charges à payer	**118 927**	$	144 594	$
Distributions à payer aux porteurs de parts	**8 104**		7 979	
Dette à court terme	**4 275**		7 016	
Tranche de la dette à long terme échéant à moins d'un an	**101 036**		101 001	
Dépôts des clients	**26 500**		26 550	
Divers	**10 077**		14 193	
	268 919		301 333	
Dette à long terme	**233 903**		251 462	
Obligations liées à la mise hors service d'immobilisations	**15 970**		16 122	
Impôts futurs	**53 762**		56 164	
	303 635		323 748	
Avoir des porteurs de parts (notes 4 et 5)	**497 292**		483 515	
	1 069 846	$	1 108 596	$

Voir les notes afférentes aux états financiers consolidés.

ALTAGAS INCOME TRUST
ÉTATS DES RÉSULTATS ET DU BÉNÉFICE CUMULÉ CONSOLIDÉS
(non vérifié)

(en milliers de dollars, sauf les montants par part)

	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2005	2004	**2005**	2004
PRODUITS				
Exploitation	**321 496 $**	175 069 $	**660 593 $**	368 198 $
Gain sur placements (note 3)	**152**	(142)	**9 340**	(43)
Divers	**(556)**	474	**143**	765
	321 092	175 401	**670 076**	368 920
CHARGES				
Coût des produits vendus	**255 684**	115 924	**526 688**	252 253
Exploitation et administration	**31 293**	31 668	**63 010**	57 716
Amortissement	**12 114**	10 219	**24 169**	20 209
	299 091	157 811	**613 867**	330 178
Bénéfice d'exploitation	**22 001**	17 590	**56 209**	38 742
Intérêts débiteurs				
Dette à court terme	**201**	140	**281**	247
Dette à long terme	**4 808**	5 195	**9 785**	10 623
Bénéfice avant impôts sur les bénéfices	**16 992**	12 255	**46 143**	27 872
Impôts sur les bénéfices	**(2 073)**	366	**(542)**	4 944
Bénéfice net	**19 065**	11 889	**46 685**	22 928
Bénéfice cumulé au début de la période	**224 439**	142 057	**196 819**	131 018
Bénéfice cumulé à la fin de la période	**243 504 $**	153 946 $	**243 504 $**	153 946 $
Résultat net par part (note 5)				
De base	**0,35 $**	0,25 $	**0,87 $**	0,49 $
Dilué	**0,35 $**	0,25 $	**0,87 $**	0,48 $

Voir les notes afférentes aux états financiers consolidés.

ALTAGAS INCOME TRUST
ÉTATS DES FLUX DE TRÉSORERIE CONSOLIDÉS
(non vérifié)

(en milliers de dollars)

	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2005	2004	**2005**	2004
Flux de trésorerie liés aux activités d'exploitation				
Bénéfice net	**19 065 $**	11 889 $	**46 685 $**	22 928 $
Éléments sans effet sur les liquidités :				
Amortissement	**12 114**	10 219	**24 169**	20 209
Augmentation des obligations liées à la mise hors service d'immobilisations	**321**	378	**641**	561
Rémunération à base d'options sur actions (note 5)	**4**	2 355	**4**	2 491
Impôts futurs	**(2 151)**	(438)	**(2 004)**	84
(Gain) perte à la vente d'actifs et sur opérations de placement	**(141)**	(37)	**(9 347)**	40
Quote-part de la perte (du bénéfice)	**554**	(502)	**(127)**	(955)
Distributions découlant des placements en actions	**703**	45	**1 443**	599
Divers	**(57)**	110	**67**	174
Flux de trésorerie provenant des activités d'exploitation	**30 412**	24 019	**61 531**	46 131
Coûts OMHS engagés et autres	**-**	-	**(145)**	-
Variation nette du fonds de roulement hors caisse	**1 510**	927	**(13 322)**	2 988
	31 922	24 946	**48 064**	49 119
Activités d'investissement				
Diminution des dépôts des clients	**(1 679)**	-	**50**	-
Acquisition d'immobilisations	**(7 245)**	(9 341)	**(12 550)**	(25 824)
Cession d'immobilisations	**199**	-	**5 030**	-
Acquisition d'ententes et de contrats de services énergétiques	**-**	-	**-**	(12)
Acquisition de placements à long terme et d'autres actifs	**(283)**	(64)	**(419)**	(2 237)
Cession de placements à long terme et d'autres actifs	**220**	3 140	**13 027**	3 440
	(8 788)	(6 265)	**5 138**	(24 633)
Activités de financement				
Diminution de la dette à court terme	**(2 919)**	(10 578)	**(2 706)**	(4 491)
Diminution de la dette à long terme	**(3 536)**	(42 725)	**(17 559)**	(51 352)
Dividendes	**-**	-	**-**	(5 051)
Distributions aux porteurs de parts	**(24 202)**	(6 931)	**(48 213)**	(6 931)
Produit net de l'émission de parts et d'actions ordinaires (note 5)	**7 479**	81 814	**15 425**	83 600
	(23 178)	21 580	**(53 053)**	15 775
Variation des liquidités et des équivalents	**(44)**	40 261	**149**	40 261
Liquidités et équivalents au début de la période	**2 862**	-	**2 669**	-
Liquidités et équivalents à la fin de la période	**2 818 $**	40 261 $	**2 818 $**	40 261 $

Voir les notes afférentes aux états financiers consolidés.

ALTAGAS INCOME TRUST

PRINCIPALES NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS

(non vérifié)
(Les montants figurant dans les tableaux sont en milliers de dollars.)

1. STRUCTURE D'ALTAGAS INCOME TRUST

AltaGas Income Trust (la Fiducie) est une fiducie d'investissement à capital variable sans personnalité morale régie par les lois du Canada et créée en vertu d'une déclaration de fiducie datée du 26 mars 2004. La Fiducie a commencé ses activités le 1er mai 2004, à titre de société remplaçante d'AltaGas Services Inc. (ASI), alors qu'elle a acquis toutes les actions d'ASI en contrepartie de parts de fiducie ou de parts échangeables à raison d'une pour une. Les présents états financiers consolidés intermédiaires non vérifiés sont fondés sur la méthode de la continuité des intérêts communs, selon laquelle la Fiducie est réputée être une continuation d'ASI. Ainsi, les chiffres des périodes correspondantes sont ceux de la Fiducie, tandis que les résultats d'exploitation tiennent compte des résultats d'ASI pour la période allant jusqu'au 30 avril 2004 et des résultats d'exploitation de la Fiducie pour la période comprise entre le 1er mai 2004 et le 30 juin 2004.

2. SOMMAIRE DES PRINCIPALES CONVENTIONS COMPTABLES

Les états financiers consolidés intermédiaires de la Fiducie ont été préparés par la direction selon les principes comptables généralement reconnus du Canada. Les conventions comptables appliquées sont conformes à celles qui sont décrites dans les états financiers consolidés annuels de la Fiducie pour l'exercice terminé le 31 décembre 2004. Les présents états financiers consolidés intermédiaires pour le trimestre et le semestre terminés le 30 juin 2005 n'incluent pas toute l'information exigée dans les états financiers annuels et doivent être lus avec les états financiers consolidés vérifiés compris dans le rapport annuel de la Fiducie.

3. GAIN SUR PLACEMENTS

Le 7 février 2005, la Fiducie a vendu 1,4 million de parts de société en commandite de Taylor NGL Limited Partnership (Taylor) pour un produit de 12,8 millions de dollars, créant un gain avant impôts de 4,8 millions de dollars. La vente a réduit la participation de la Fiducie dans Taylor à 4,0 millions de parts, soit 14,0 %.

Le 22 mars 2005, Taylor a émis 13,0 millions de parts de société en commandite. AltaGas n'a pas participé à cette émission qui a réduit la participation de la Fiducie dans Taylor à 9,6 % et a entraîné un gain de dilution avant impôts de 4,4 millions de dollars.

Le 4 avril 2005, AltaGas a constaté un gain avant impôts de 0,1 million de dollars découlant de la restructuration d'une entité émettrice.

4. AVOIR DES PORTEURS DE PARTS

	Au 30 juin 2005		Au 31 décembre 2004	
Capital des porteurs de parts (note 5)	**402 063**	**$**	386 638	$
Surplus d'apport	**2 827**		2 823	
Bénéfice cumulé	**243 504**		196 819	
Dividendes accumulés	**(41 114)**		(41 114)	
Distributions aux porteurs de parts cumulées	**(109 988)**		(61 651)	
	497 292	**$**	483 515	$

Pour le trimestre terminé le 30 juin 2005, néant (néant en 2004) de dividendes et 24,0 millions de dollars (14,6 millions de dollars en 2004) de distributions ont été versés par la Fiducie.

5. CAPITAL DES PORTEURS DE PARTS

Autorisé

- un nombre illimité de parts de fiducie rachetables au comptant au gré du porteur.
- un nombre illimité de parts de société en commandite de catégorie B d'AltaGas Holding Limited Partnership No. 1 (LP1), qui sont échangeables contre des parts de fiducie, à raison de une pour une, au plus tard le 1er mai 2014. Avant le 1er mai 2014, l'échange se fait au gré du porteur en tout temps, et au gré de la Fiducie si le nombre de parts de LP1 en circulation chute sous les 750 000. Après le 1er mai 2014, l'échange se fait au gré de la Fiducie.
- un nombre illimité de parts de société en commandite de catégorie B d'AltaGas Holding Limited Partnership No. 2 (LP2), qui sont échangeables contre des parts de fiducie, à raison de une pour une, au plus tard le 1er mai 2009. Avant le 1er mai 2009, l'échange se fait au gré du porteur en tout temps, et au gré de la Fiducie si le nombre de parts de LP2 en circulation chute sous 1 000 000. Après le 1er mai 2009, l'échange se fait au gré de la Fiducie.

Parts de fiducie émises et en circulation :	**Nombre de parts**	**Montant**
Au 31 décembre 2004	**49 825 241**	**367 349 $**
Parts émises au comptant à l'exercice d'options	**292 936**	**2 627**
Parts émises dans le cadre du programme de réinvestissement des distributions	**557 590**	**12 798**
Parts émises contre des parts échangeables	**1 223 651**	**7 003**
Au 30 juin 2005	**51 899 418**	**389 777**
Parts échangeables émises et en circulation :		
Au 31 décembre 2004	**3 370 294**	**19 289**
Parts de LP1 rachetées en échange de parts de fiducie	**(1 223 651)**	**(7 003)**
Au 30 juin 2005	**2 146 643**	**12 286**
Émises et en circulation au 30 juin 2005	**54 046 061**	**402 063 $**

La Fiducie a un régime d'options d'achat de parts auquel les employés et les administrateurs sont admissibles. Au 30 juin 2005, 3,8 millions de parts étaient réservées pour émission en vertu de ce régime. Jusqu'au 30 juin 2005, les options attribuées en vertu du régime, y compris celles attribuées au deuxième trimestre de 2005, avaient, en général, une échéance de dix ans et pouvaient être acquises sur une période d'au plus quatre ans. Le 1er mai 2004, à la suite de la création de la Fiducie, toutes les options attribuées avant cette date étaient acquises.

Au 30 juin 2005, les options en cours peuvent être exercées à diverses dates, jusqu'en 2015 (2014 en 2004). Les options en cours en vertu du régime ont un prix d'exercice moyen pondéré de 19,47 $ (9,61 $ en 2004) et une durée résiduelle moyenne pondérée de 9,40 ans (7,73 ans en 2004). Au 30 juin 2005, la juste valeur non passée en charges de la charge de rémunération à base d'options d'achat de parts associée aux périodes futures était de 0,1 million de dollars (néant au 30 juin 2004).

	Nombre d'options	Prix d'exercice moyen pondéré
Options d'achat de parts en cours au 31 décembre 2004	**349 411**	**9,02 $**
Attribuées	**125 200**	**24,06**
Exercées	**(292 936)**	**8,94**
Annulées	**(2 000)**	**23,80**
Options d'achat de parts en cours au 30 juin 2005	**179 675**	**19,47 $**
Options exerçables au 30 juin 2005	**56 475**	**9,43 $**

Le nombre de base des parts en cours pour le semestre terminé le 30 juin 2005 s'élevait à 53,6 millions (46,6 millions au 30 juin 2004) et le nombre dilué de parts en cours pour le semestre terminé le 30 juin 2005 s'établissait à 53,7 millions (47,4 millions au 30 juin 2004).

6. INFORMATION SECTORIELLE

AltaGas est une fiducie énergétique intégrée possédant un portefeuille d'actifs et de services servant à acheminer l'énergie de la source à l'utilisateur final. Les opérations entre les secteurs isolables sont constatées à la juste valeur. La Fiducie compte trois secteurs isolables :

Collecte et traitement – collecte et traitement du gaz naturel, transport de gaz naturel et extraction d'éthane et de liquides du gaz naturel.

Services énergétiques – services d'électricité, services gaziers et production de pétrole et de gaz naturel.

Distribution de gaz naturel – distribution de gaz naturel à des utilisateurs finaux et services connexes.

Pour le trimestre terminé le 30 juin 2005	**Collecte et traitement**		**Services énergé-tiques**		**Distribution de gaz naturel**		**Élimination inter-sectorielle**		**Total**	
Produits	**73 467**	**$**	**270 312**		**22 011**	**$**	**(44 698)**	**$**	**321 092**	**$**
Coût des produits vendus	**(29 980)**		**(250 642)**		**(15 168)**		**40 106**		**(255 684)**	
Charges d'exploitation et d'administration	**(26 444)**		**(4 836)**		**(4 605)**		**4 592**		**(31 293)**	
Amortissement	**(7 314)**		**(2 829)**		**(1 971)**		**-**		**(12 114)**	
Bénéfice d'exploitation	**9 729**	**$**	**12 005**	**$**	**267**	**$**	**-**	**$**	**22 001**	**$**
Entrées nettes :										
Immobilisations	**7 116**	**$**	**187**	**$**	**2 399**	**$**	**-**	**$**	**9 702**	**$**
Ententes, contrats et relations de services énergétiques	**-**	**$**	**-**	**$**	**-**	**$**	**-**	**$**	**-**	**$**
Placements à long terme et autres actifs	**94**	**$**	**-**	**$**	**81**	**$**	**-**	**$**	**175**	**$**
Écart d'acquisition	**18 860**	**$**	**-**		**-**	**$**	**-**	**$**	**18 860**	**$**
Actifs sectoriels	**770 293**	**$**	**162 666**	**$**	**136 887**	**$**	**-**	**$**	**1 069 846**	**$**

Pour le trimestre terminé le 30 juin 2004	Collecte et traitement		Services énergé-tiques		Distribution de gaz naturel		Élimination inter-sectorielle		Total	
Produits	45 952	$	124 092	$	20 519	$	(15 162)	$	175 401	$
Coût des produits vendus	(7 185)		(109 432)		(14 339)		15 032		(115 924)	
Charges d'exploitation et d'administration	(25 063)		(2 581)		(4 154)		130		(31 668)	
Amortissement	(6 506)		(2 105)		(1 608)		-		(10 219)	
Bénéfice d'exploitation	7 198	$	9 974	$	418	$	-	$	17 590	$
Entrées nettes :										
Immobilisations	4 347	$	(40)	$	1 904	$	-	$	6 211	$
Ententes, contrats et relations de services énergétiques	-		(12)		-		-		(12)	
Placements à long terme et autres actifs	(3 209)		-		242		-		(2 967)	
Écart d'acquisition	18 860	$	-	$	-	$	-	$	18 860	$
Actifs sectoriels	655 842	$	166 801	$	130 001	$	-	$	952 644	$

Pour le semestre terminé le 30 juin 2005	**Collecte et traitement**		**Services énergé-tiques**		**Distribution de gaz naturel**		**Élimination inter-sectorielle**		**Total**	
Produits	**156 415**	**$**	**553 868**	**$**	**68 385**	**$**	**(108 592)**	**$**	**670 076**	**$**
Coût des produits vendus	**(59 129)**		**(517 757)**		**(49 726)**		**99 924**		**(526 688)**	
Charges d'exploitation et d'administration	**(52 997)**		**(9 455)**		**(9 226)**		**8 668**		**(63 010)**	
Amortissement	**(14 571)**		**(5 646)**		**(3 952)**		**-**		**(24 169)**	
Bénéfice d'exploitation	**29 718**	**$**	**21 010**	**$**	**5 481**	**$**	**-**	**$**	**56 209**	**$**
Entrées nettes :										
Immobilisations	**3 574**	**$**	**702**	**$**	**4 302**	**$**	**-**	**$**	**8 578 $**	**$**
Ententes, contrats et relations de services énergétiques	**-**	**$**	**-**	**$**	**-**	**$**	**-**	**$**	**-**	**$**
Placements à long terme et autres actifs	**(7 991)**	**$**	**-**	**$**	**115**	**$**	**-**	**$**	**(7 876)**	**$**
Écart d'acquisition	**18 860**	**$**	**-**	**$**	**-**	**$**	**-**	**$**	**18 860**	**$**
Actifs sectoriels	**770 293**	**$**	**162 666**	**$**	**136 887**	**$**	**-**	**$**	**1 069 846**	**$**

Pour le semestre terminé le 30 juin 2004	Collecte et traitement		Services énergétiques		Distribution de gaz naturel		Élimination intersectorielle		Total	
Produits	90 644	$	257 501	$	68 648	$	(47 873)	$	368 920	$
Coût des produits vendus	(14 085)		(233 081)		(52 726)		47 639		(252 253)	
Charges d'exploitation et d'administration	(44 608)		(4 913)		(8 429)		234		(57 716)	
Amortissement	(12 782)		(4 237)		(3 190)		-		(20 209)	
Bénéfice d'exploitation	19 169	$	15 270	$	4 303	$	-	$	38 742	$
Entrées nettes :										
Immobilisations	16 454	$	262	$	3 749	$	-	$	20 465	$
Ententes, contrats et relations de services énergétiques	-	$	-	$	-	$	-	$	-	$
Placements à long terme et autres actifs	(1 237)	$	-	$	347	$	-	$	(890)	$
Écart d'acquisition	18 860	$	-	$	-	$	-	$	18 860	$
Actifs sectoriels	655 842	$	166 801	$	130 001	$	-	$	952 644	$

7. RÉGIMES DE RETRAITE ET RÉGIMES D'AVANTAGES COMPLÉMENTAIRES

Au 30 juin 2005, la quasi-totalité des employés à plein temps de la filiale de distribution de gaz naturel de la Fiducie, AltaGas Utilities Inc., participent à l'un des deux régimes de retraite non contributifs à prestations déterminées. AltaGas Utilities Inc. offre également des régimes d'avantages complémentaires de retraite comme l'assurance-vie et les prestations pour soins de santé.

Le coût des avantages complémentaires de retraite imputé à l'état des résultats pour le semestre terminé le 30 juin 2005 a été de 0,5 million de dollars (0,6 million en 2004).

8. CHIFFRES CORRESPONDANTS

Certains chiffres correspondants ont été reclassés afin de les rendre conformes à la présentation des états financiers de la période écoulée.

9. CARACTÈRE SAISONNIER

Le secteur de la distribution de gaz naturel est très saisonnier, la plus grande partie des livraisons de gaz naturel se faisant pendant l'hiver pour les besoins du chauffage. En général, les ventes de gaz pendant l'hiver représentent environ les deux tiers des produits annuels du secteur Distribution de gaz naturel, ce qui se traduit par d'excellents résultats au premier et au quatrième trimestre, alors que les deuxième et troisième trimestres affichent un faible bénéfice ou une faible perte.

10. ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Le 1er juillet 2005, AltaGas a instauré un régime de retraite à cotisations déterminées pour pratiquement tous les employés à plein temps ne travaillant pas à la filiale AltaGas Utilities Inc. de la Fiducie.

En vertu du régime, AltaGas contribuera un montant de base par employé ainsi qu'un montant égal à la cotisation des employés conformément aux directives établies.

AUTRES INFORMATIONS

SOMMAIRE DES DONNÉES FINANCIÈRES PAR SECTEUR D'ACTIVITÉ

(en millions de dollars)	**T2/05**	T1/05	T4/04	T3/04	T2/04
Produits					
Collecte et traitement					
Collecte et traitement sur place	**30,6**	29,9	32,1	28,5	28,4
Extraction	**36,8**	36,3	36,8	16,9	10,8
Transport	**6,6**	6,6	6,6	6,5	6,4
Divers	**0,0**	10,5	1,2	0,8	0,8
Élimination intercomposante	**(0,5)**	(0,4)	(0,5)	(0,6)	(0,5)
Services énergétiques	**270,3**	283,6	248,3	124,6	124,1
Distribution de gaz naturel[1]	**22,0**	46,4	41,9	14,0	20,6
Élimination intersectorielle	**(44,7)**	(63,9)	(54,6)	(12,2)	(15,2)
	321,1	349,0	311,8	178,5	175,4
Produit net					
Collecte et traitement					
Collecte et traitement sur place	**30,6**	29,9	32,1	28,5	28,4
Extraction	**6,8**	7,2	8,2	5,5	3,6
Transport	**6,6**	6,6	6,6	6,5	6,4
Divers	**0,0**	10,5	1,2	0,8	0,9
Élimination intercomposante	**(0,5)**	(0,4)	(0,5)	(0,6)	(0,5)
Services énergétiques	**19,6**	16,5	18,9	16,6	14,6
Distribution de gaz naturel[1]	**6,9**	11,8	9,7	5,1	6,2
Élimination intersectorielle	**(4,6)**	(4,1)	(4,6)	(0,9)	(0,1)
	65,4	78,0	71,6	61,5	59,5
Bénéfice d'exploitation					
Collecte et traitement	**9,7**	20,0	14,1	12,1	7,2
Services énergétiques	**12,0**	9,0	11,4	11,6	10,0
Distribution de gaz naturel[1]	**0,3**	5,2	3,9	(0,3)	0,4
	22,0	34,2	29,4	23,4	17,6

1) Les résultats financiers des deuxième et troisième trimestres reflètent la baisse saisonnière habituelle de la demande de gaz naturel du secteur Distribution de gaz naturel.

Notes : Certains chiffres correspondants ont été reclassés afin de les rendre conformes à la présentation des états financiers de la période écoulée.

AltaGas a adopté les notes d'orientation du *Manuel de l'ICCA* sur les obligations liées à la mise hors service d'immobilisations en 2003. L'information de l'exercice précédent a été retraitée afin d'en tenir compte.

SOMMAIRE DES DONNÉES SUR L'EXPLOITATION PAR SECTEUR D'ACTIVITÉ

	T2/05	T1/05	T4/04	T3/04	T2/04
Collecte et traitement					
Collecte et traitement sur place					
Capacité de traitement (Mpc/j bruts)[1]	**916**	901	913	906	906
Débit traité (Mpc/j bruts)[2]	**561**	558	558	552	563
Utilisation de la capacité (%)[1]	**62**	62	61	61	62
Participation directe moyenne (%)[1]	**89**	90	90	89	89
Extraction					
Capacité d'amenée autorisée (Mpc/j)[1]	**539**	539	539	539	349
Production (b/j)[2]	**18 883**	21 103	21 244	13 054	9 337
Volumes transportés (Mpc/j)[2, 4]	**434**	429	432	417	415
Services énergétiques					
Activités liées à l'électricité					
Volume d'électricité vendue (en milliers de MWh)	**860**	851	879	877	862
Prix obtenu à la vente d'électricité ($/MWh)[2]	**50,37**	47,24	50,17	49,22	49,88
Prix moyens de l'Alberta Power Pool ($/MWh)[2]	**51,46**	45,90	54,95	54,35	60,07
Activités liées au gaz naturel					
Contrats énergétiques au détail [7]	**446**	449	427	-	-
Volumes moyens de vente en gros de gaz naturel (GJ/j)[7]	**301 416**	342 275	243 671	144 160	136 489
Distribution de gaz naturel[5]					
Clients	**60 866**	60 638	60 430	60 048	59 266
Volume de gaz naturel distribué					
Ventes (Gpc)[6]	**2,0**	5,4	4,4	1,5	2,2
Transport (Gpc)	**2,4**	2,5	2,8	2,6	2,6
Variation météorologique en degrés-jours (%)[3]	**(4,2)**	(1,8)	(4,4)	24,8	11,5

1) À la fin de la période
2) Moyenne du trimestre
3) Écart par rapport à une moyenne de 20 ans - les écarts positifs sont favorables.
4) Excluent les volumes de condensat transportés.
5) Exclut les statistiques d'exploitation d'Inuvik Gas et de Heritage Gas.
6) Le gaz naturel distribué (Gpc) pour les deuxième et troisième trimestres reflète la baisse saisonnière habituelle de la demande de gaz naturel dans le secteur Distribution de gaz naturel.
7) Nombre de contrats de service en cours à la fin de la période.

DÉFINITIONS

b/j	barils par jour
Gpc	milliard de pieds cube
Mpc/j	million de pieds cube par jour
MW	mégawatt
MWh	mégawattheure



NEWS RELEASE

AltaGas Utility Group Inc.

ALTAGAS UTILITY GROUP INC. FILES PRELIMINARY PROSPECTUS TO EXECUTE SPIN-OUT OF ALTAGAS INCOME TRUST'S NATURAL GAS DISTRIBUTION BUSINESS AND FOR PUBLIC OFFERING OF ITS COMMON SHARES

NOT FOR DISTRIBUTION IN THE U.S. OR TO U.S. NEWSWIRE SERVICES

Calgary, Alberta (August 30, 2005) – AltaGas Utility Group Inc. (the "Corporation") and AltaGas Income Trust (the "Trust") (TSX: ALA.UN) are pleased to announce that the Corporation has filed and been receipted for a preliminary prospectus with the securities regulatory authorities in all of the provinces of Canada relating to the spin-out of the Trust's natural gas distribution business previously announced May 25, 2005 and the Corporation's initial public offering of its common shares.

The prospectus qualifies: (i) the offering from treasury of common shares by the Corporation pursuant to its initial public offering; (ii) the sale of the Corporation's common shares by AltaGas Holding Limited Partnership No. 1 ("AltaGas LP #1"); and (iii) the concurrent *pro rata* distribution of common shares by the Trust to holders of its trust units and the *pro rata* distribution of common shares by AltaGas LP #1 to holders of its Class B limited partnership units to effect the spin-out of the Trust's natural gas distribution business. The net proceeds to the Corporation from the offering from its treasury will be used to reduce indebtedness. The Corporation will not receive any of the proceeds from AltaGas LP #1's sale of a portion of its holdings of the Corporation's shares. It is expected that the Trust will retain an indirect ownership interest in the Corporation after these transactions.

Patricia Newson, Senior Vice President Finance and Chief Financial Officer of AltaGas Income Trust has been appointed President and Chief Executive Officer of AltaGas Utility Group Inc. Deborah Stein, Vice President Corporate Risk of the Trust has been appointed Chief Financial Officer and Corporate Secretary of AltaGas Utility Group Inc.

David Cornhill, Chairman and CEO of AltaGas Income Trust said, "The spin-out of our natural gas distribution business is another example of the Trust's commitment to enhance unitholder value." Cornhill added, "AltaGas Utility Group Inc., with its stable, regulated, rate-based businesses, is a new entrant to Canada's publicly traded utility market."

Upon completion of the offering, the Corporation will be a publicly traded holding company owning indirect interests in three companies, AltaGas Utilities Inc., Heritage Gas Limited and Inuvik Gas Ltd., operating natural gas distribution utilities in Canada.

The underwriting syndicate for these transactions is co-led by Clarus Securities Inc. and RBC Capital Markets, and includes BMO Nesbitt Burns Inc., National Bank Financial Inc. and Scotia Capital Inc. The closing of the transactions is expected to occur in late October 2005 and is subject to all applicable regulatory and exchange approvals.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, they may not be offered or sold within the United States except pursuant to registration under the 1933 Act and applicable state securities laws or pursuant to an exemption from registration therefrom.

A copy of the preliminary prospectus relating to the offering may be obtained from Clarus Securities Inc., 130 King St. West, Suite 3640, Toronto, ON M5X 1A9 (tel.: 416-343-2775) or at www.sedar.com.

The Trust's Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas Income Trust with Canadian securities regulators. AltaGas Utility Group Inc. and the Trust disclaim any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Debbie Stein (403) 269-5683
debbie.stein@altagas.ca

Website: www.altagas.ca
Investor Relations: 1-877-691-7199
investor.relations@altagas.ca



NEWS RELEASE

ALTAGAS INCOME TRUST CLOSES $100 MILLION MEDIUM-TERM NOTE OFFERING

Calgary, Alberta (August 30, 2005) -- AltaGas Income Trust ("AltaGas" or the "Trust") (TSX: ALA.UN) announced today that it has completed its $100 million issue of senior unsecured medium-term notes. The notes carry a coupon rate of 4.4 percent and mature on September 1, 2010.

The offering was made through a syndicate of investment dealers led by BMO Nesbitt Burns Inc. under AltaGas' Universal Shelf Prospectus dated May 18, 2005 and Prospectus Supplement dated August 23, 2005 establishing AltaGas' medium-term note program.

The unsecured medium-term notes are rated BBB (low), stable trend by Dominion Bond Rating Service Limited and BBB- by Standard & Poor's.

The net proceeds from the offering will be used to reduce outstanding indebtedness.

AltaGas moves energy from its source to the end-user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.4 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end-users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson (403) 691-7534	Debbie Stein (403) 269-5683	Investor Relations: 1-877-691-7199
dennis.dawson@altagas.ca	debbie.stein@altagas.ca	investor.relations@altagas.ca

Saskatchewan



Saskatchewan
Financial Services
Commission

6th Floor
1919 Saskatchewan Drive
Regina, Canada
S4P 3V7

(306) 787-5645
(306) 787-5899 Telefax

RECEIPT FOR FINAL SECURITIES OFFERING DOCUMENT

AltaGas Income Trust

Receipt is hereby acknowledged of a Prospectus Supplement dated August 24, 2005 to the Short Form Shelf Offering Prospectus dated May 18, 2005 of the above Issuer(s), for the sale of

Medium Term Note Debentures
(Unsecured)

Issued at Regina, Saskatchewan on August 24, 2005.
Filing Fee Received: $1000.00

"Ian McIntosh"
(Deputy) Director
Saskatchewan Financial Services Commission

To: McCarthy Tetrault LLP - Calgary
Attention: Chima Nkemdirim
Project# 768808

Les titres décrits dans le présent supplément de fixation du prix, ainsi que dans le prospectus auquel il se rattache, dans sa version modifiée ou complétée, et les documents qui sont réputés intégrés par renvoi dans le prospectus, dans sa version complétée ou modifiée, ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites. Aucune commission des valeurs mobilières ni aucune autorité similaire ne s'est prononcée sur la qualité des titres offerts dans le présent supplément; toute personne qui donne à entendre le contraire commet une infraction. Ces titres n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée Securities Act of 1933 et, sous réserve de certaines exceptions, ne peuvent être offerts ni vendus aux États-Unis d'Amérique.

ALTAGAS INCOME TRUST

Supplément de fixation du prix n° : 1
Date : Le 25 août 2005

(se rattachant à un prospectus simplifié préalable d'AltaGas Income Trust (la « Fiducie ») daté du 18 mai 2005, dans sa version complétée par un supplément de prospectus de la Fiducie daté du 23 août 2005.)

BILLETS À MOYEN TERME

(non garantis)

Modalités de l'émission

Désignation :	Billets à moyen terme 4,41 % (les « billets »)
Numéro CUSIP :	CA 02137ZAA27
Capital :	100 000 000 $
Commission :	0,35 %
Prix d'émission :	999,91 $ par montant en capital de 1 000 $
Produit net (après commission) :	99 641 000 $
Monnaie :	Canadienne
Date de l'opération :	25 août 2005
Date du règlement :	30 août 2005
Date d'échéance :	1er septembre 2010
Lieu de livraison :	Calgary (Alberta)
Taux d'intérêt nominal des coupons :	4,41 %
Échéances des coupons :	Semestriellement, à terme échu, le 1er septembre et le 1er mars de chaque année, à compter du 1er mars 2006
Date initiale de paiement des coupons :	1er mars 2006 (premier coupon à durée plus longue)
Paiement initial des coupons :	2 229 164,38 $ par tranche de 100 000 000 $ de capital
Dispositions de rachat :	La Fiducie peut racheter les billets, en totalité à tout moment ou en partie de temps à autre, moyennant un préavis d'au moins 30 jours et d'au plus 60 jours, au plus élevé entre le prix selon le rendement des obligations du Canada (au sens défini ci-dessous) et la valeur nominale des billets, majoré de l'intérêt couru et impayé jusqu'à la date de rachat exclusivement.
Pourcentage supplémentaire au taux de rendement des obligations du gouvernement du Canada :	23 points de base
Forme des billets :	Billet global immatriculé au nom de CDS & CO.
Fiduciaire :	Société de fiducie Computershare du Canada

Courtiers :	BMO Nesbitt Burns Inc. Scotia Capitaux Inc. RBC Dominion valeurs mobilières Inc. Financière Banque Nationale Inc. Marchés mondiaux CIBC Inc.
Mode de placement :	Placement pour compte
Capital global des billets à moyen terme en circulation (y compris les billets décrits dans le présent supplément de fixation du prix) :	100 000 000 $
Faits nouveaux :	Aucun

Documents intégrés par renvoi :

Le prospectus de la Fiducie daté du 18 mai 2005, dans lequel le présent supplément de fixation du prix est réputé intégré par renvoi, intègre aussi par renvoi :

a) les états financiers consolidés comparatifs vérifiés de la Fiducie et les notes y afférentes pour les exercices terminés les 31 décembre 2004 et 2003, ainsi que le rapport des vérificateurs s'y rapportant, de même que le rapport de gestion pour l'exercice terminé le 31 décembre 2004;

b) la notice annuelle de la Fiducie datée du 16 mars 2005 pour l'exercice terminé le 31 décembre 2004;

c) la circulaire d'information de la direction datée du 16 mars 2005 relativement à l'assemblée annuelle des porteurs de parts de la Fiducie tenue le 28 avril 2005, à l'exclusion des rubriques intitulées « Rapport sur la rémunération du personnel et des membres de la haute direction », « Graphique de rendement » et « Énoncé des pratiques en matière de régie d'entreprise du commandité »;

d) les états financiers consolidés comparatifs non vérifiés de la Fiducie et les notes y afférentes pour les semestres terminés les 30 juin 2005 et 2004, ainsi que le rapport de gestion pour le semestre terminé le 30 juin 2005; et

e) le supplément de prospectus de la Fiducie daté du 23 août 2005.

Définitions

« Prix selon le rendement des obligations du Canada » s'entend, dans les faits, du prix correspondant au prix du billet faisant l'objet d'un rachat, calculé pour donner un rendement à l'échéance correspondant au rendement des obligations du Canada (au sens défini ci-dessous) le jour ouvrable précédant la date d'adoption de la résolution du conseil d'administration d'AltaGas General Partner Inc., en tant que délégué de la Fiducie, autorisant le rachat, majoré du pourcentage supplémentaire au taux de rendement des obligations du gouvernement du Canada indiqué ci-dessus.

« Rendement des obligations du gouvernement du Canada » s'entend à toute date, dans les faits, du rendement à l'échéance à cette date, composé semestriellement, que donnerait une obligation du gouvernement du Canada non remboursable libellée en dollars canadiens, comportant une durée jusqu'à l'échéance correspondant à la durée restante jusqu'à la date d'échéance des billets rachetés si elle était émise à cette date au Canada à 100 % de son capital. Le rendement des obligations du Canada correspondra à la moyenne des rendements déterminés par deux importants courtiers en placement canadiens choisis par la Fiducie.

This pricing supplement, together with the prospectus to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the prospectus, as amended or supplemented, constitutes a public offering of these securities only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of these securities and any representation to the contrary is an offence. These securities have not been and will not be registered under the United States Act of 1933 and, subject to certain exceptions, may not be offered or sold within the United States of America.

ALTAGAS INCOME TRUST

Pricing Supplement No:	No. 1
Date:	August 25, 2005

(To a short form shelf prospectus of AltaGas Income Trust (the "Trust") dated May 18, 2005, as supplemented by a prospectus supplement of the Trust dated August 23, 2005.)

MEDIUM TERM NOTES

(unsecured)

Terms of Issue

Designation:	4.41% Medium Term Notes (the "Notes")
CUSIP #:	CA 02137ZAA27
Principal Amount:	$100 million
Commission Rate:	0.35%
Issue Price:	$999.91 per $1,000 principal amount
Net Proceeds (after commission):	$99,641,000
Currency:	Canadian
Trade Date:	August 25, 2005
Settlement Date:	August 30, 2005
Maturity Date:	September 1, 2010
Place of Delivery:	Calgary, Alberta
Coupon Rate:	4.41%
Coupon Dates:	Semi-annually in arrears on September 1 and March 1 in each year, commencing on March 1, 2006
Initial Coupon Payment Date:	March 1, 2006 (long first coupon)
Initial Coupon Payment:	$2,229,164.38 per $100,000,000 of principal amount
Redemption Provisions	The Trust may redeem the Notes, either in whole at any time, or in part from time to time, upon not less than 30 and not more than 60 days prior notice, at the higher of the Canada Yield Price (as defined below) and par, together with accrued and unpaid interest to, but excluding, the date of redemption.
Government of Canada Yield Additional Percentage	23 bps
Form of Notes:	Global Note registered in the name of CDS & CO.
Trustee:	Computershare Trust Company of Canada

Dealers:	BMO Nesbitt Burns Inc. Scotia Capital Inc. RBC Dominion Securities Inc. National Bank Financial Inc. CIBC World Markets Inc.
Method of Distribution:	Agency
Aggregate Principal Amount of Medium Term Notes Outstanding (including those described in this Pricing Supplement):	$100 million
Recent Developments	None

Documents Incorporated by Reference:

The prospectus of the Trust dated May 18, 2005, into which this pricing supplement is deemed to be incorporated by reference, also incorporates by reference therein:

(a) the audited comparative consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2004 and 2003 together with the auditors' report thereon, and management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2004;

(b) the annual information form of the Trust dated March 16, 2005 for the year ended December 31, 2004;

(c) the information circular dated March 16, 2005 relating to the annual meeting of unitholders of the Trust held on April 28, 2005, excluding the sections entitled "Report on Employee and Executive Compensation", "Performance Graph" and "Statement of General Partner's Governance Practices";

(d) the unaudited comparative consolidated financial statements of the Trust and notes thereto for the six months ended June 30, 2005 and 2004, and management's discussion and analysis of results of operations and financial condition for the six months ended June 30, 2005; and

(e) the prospectus supplement of the Trust dated August 23, 2005.

Definitions

"Canada Yield Price" shall mean, in effect, a price equal to the price of the Note being redeemed calculated to provide a yield to maturity equal to the Government of Canada Yield (as defined below) on the business day preceding the date of the resolution of the board of directors of AltaGas General Partner Inc., as delegate of the Trust, authorizing the redemption, plus the Government of Canada Yield Additional Percentage, as set forth above.

"Government of Canada Yield" on any date shall mean, in effect, the yield to maturity on such date compounded semi-annually which a non-callable Government of Canada Bond would carry if issued, in Canadian Dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to the remaining term to maturity of the Notes being redeemed. The Government of Canada Yield will be the average of the yields determined by two major Canadian investment dealers selected by the Trust.



NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES PURCHASE OF ALBERTA POWER RETAIL BUSINESS

Calgary, Alberta (September 6, 2005) – AltaGas Income Trust ("AltaGas" or the "Trust") (TSX: ALA.UN) announced today that it has signed an agreement to purchase substantially all of the assets and liabilities of iQ2 Power Corp. ("iQ2"), a privately held, Alberta-based power retail business, for an undisclosed price. The effective date of the acquisition is July 1, 2005. Closing is subject to meeting and receiving certain typical conditions and approvals.

iQ2 has built a strong position in the retail electricity business in Alberta, serving over 700 agricultural, industrial and commercial clients with a total demand of approximately 60 megawatts. Power is sold over a variety of contract terms, both through customer aggregations and direct sales to end-users. In addition to its core power retailing business, it has also entered the natural gas retailing business.

In connection with the acquisition, AltaGas has retained the management and employees of iQ2. The business will be integrated with the AltaGas Energy Services business, and like that business will be a fee for service and fixed margin based business without commodity trading exposure.

David Cornhill, Chairman and CEO of AltaGas remarked, "The acquisition of iQ2 is driven by our strategy of linking components of the energy value chain, including increasing our presence in retail energy services. We expect this acquisition to start contributing to earnings and cash flow in the fourth quarter of this year. We look forward to building on iQ2's success in the Alberta retail power and gas markets."

Jim Bracken, Senior Vice President Energy Services at AltaGas, added, "iQ2 adds a strong Alberta franchise to our existing ECNG retail gas business in Ontario, and creates synergies which will strengthen our ability to serve commercial, industrial and institutional energy users across Canada. Key to this acquisition are iQ2's established relationships with industry and agricultural associations, its robust billing system capabilities, and its forward-looking management."

"Being part of AltaGas will allow iQ2's business to continue to grow geographically and through additional product options. AltaGas' retail natural gas and power generation expertise will enable iQ2 to capitalize on its track record of innovation for service to existing and new customers," said Tom Dechert, Vice President Sales and Marketing at iQ2.

AltaGas moves energy from its source to the end-user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.4 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based

arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end-users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Debbie Stein (403) 269-5683
debbie.stein@altagas.ca

Website: www.altagas.ca
Investor Relations: 1-877-691-7199
investor.relations@altagas.ca



NEWS RELEASE

ALTAGAS DONATES $300,000 TO STARS

STARS to purchase new helicopters with expanded reach in rural communities

Calgary, Alberta (September 7, 2005) -- AltaGas Income Trust ("AltaGas" or the "Trust") (TSX: ALA.UN) announced today that it has donated $300,000 to the Shock Trauma Air Rescue Society (STARS). The donation will assist STARS in purchasing new helicopters and expanding STARS' capacity and reach in Alberta, British Columbia and Saskatchewan.

"We are exceptionally thankful that AltaGas has chosen to partner with STARS," said Dr. Greg Powell, CEO of STARS. "More than ever there is a need to provide improved access to emergency medical care, particularly to people in remote areas. AltaGas' commitment to the safety of their employees and rural communities is remarkable."

"AltaGas' number one core value is safety," said David Cornhill, Chairman and CEO of AltaGas. "This contribution will help expand STARS service to our facilities. It will also help provide service to the people and families in the communities where we live and operate in areas of Alberta, British Columbia and Saskatchewan."

With assistance from AltaGas, STARS will add two new helicopters to their fleet based in Calgary and Edmonton. They will have an expanded service range and additional capabilities including the ability to transport additional patients and fly in most weather conditions.

In addition, AltaGas has nearly completed registering its more than 120 field locations in Alberta, British Columbia and Saskatchewan with the STARS Emergency Link Centre®. The link centre enhances emergency medical response to remote areas, reducing response time and ensuring appropriate resources are dispatched.

The donation is the largest in AltaGas' 11-year history.

ABOUT ALTAGAS

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.4 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

ABOUT STARS

The Alberta Shock Trauma Air Rescue Society (STARS) is a non-profit, charitable organization providing a safe, rapid and highly specialized emergency aeromedical transport system to critically ill and injured patients in Alberta and communities in southeastern British Columbia. Funding for the program, which also includes educational and research components, is provided through private donations received from individuals, service groups, businesses and corporations, and through collaborative agreements with Capital Health and the Calgary Health Regions. Since it began in 1985, STARS has flown more than 13,000 missions.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward looking information whether as a result of new information or future event.

For further information contact:

AltaGas
C.J. Wilkins (403) 691-9890
cj.wilkins@altagas.ca
www.altagas.ca

STARS
Lance Stephenson (403) 862- 4871
lstephenson@stars.ca
www.stars.ca

-30-



NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (September 14, 2005) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that a monthly distribution will be paid on October 17, 2005 to holders of record on September 26, 2005, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.16 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas moves energy from its source to the end user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.5 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end-users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson (403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Debbie Stein (403) 269-5683
debbie.stein@altagas.ca

Website: www.altagas.ca
Investor Relations: 1-877-691-7199
investor.relations@altagas.ca



NEWS RELEASE

ALTAGAS INCOME TRUST TO BUILD NEW GAS PLANT NEAR PRINCESS, ALBERTA

Calgary, Alberta (September 30, 2005) -- AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today it will build a 20 MMcf/d sour gas processing plant near Princess, Alberta. Construction of the $14 million Princess Gas Plant is expected to begin next week, with commissioning anticipated by December 1, 2005.

The plant is expected to be connected to AltaGas' existing Bantry facility, which will increase the overall reliability and flexibility of processing for all area producers.

Alberta Environment and the Alberta Energy and Utilities Board have approved construction of the plant, which is licensed for 0.99 tonnes/day of sulphur emissions. AltaGas will work with area producers and landowners to minimize emissions by converting the plant to an acid gas injection facility by July 1, 2006. AltaGas anticipates this conversion will eliminate the plant's sulphur emissions.

The Princess Gas Plant will be underpinned by contracts with Enerplus Resources and Gentry Resources and is expected to be accretive to cash flow and earnings beginning in 2006.

David Cornhill, Chairman and CEO of AltaGas remarked, "The Princess Gas Plant is an excellent example of AltaGas' internal growth capability. It will allow us to lever off our existing operations at Bantry, expand our presence in the area and provide cost-effective gas processing. The plant will also provide new access to previously undrilled and unconnected reserves and will encourage new exploration and development in the area."

Marshal Thompson, Senior Vice President Gathering and Processing at AltaGas added, "AltaGas has strong working relationships with area producers and landowners, and is proud to develop the Princess Gas Plant with minimal impact on the environment."

AltaGas moves energy from its source to the end-user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.5 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end-users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 269-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca



NEWS RELEASE

ALTAGAS EXPANDS NORTHWEST ALBERTA OPERATIONS WITH CONSTRUCTION OF CLEAR PRAIRIE GAS PLANT

Calgary, Alberta (October 4, 2005) -- AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today it will build a 15 MMcf/d sweet gas processing facility approximately 40 miles northwest of Clear Prairie, Alberta, extending its gathering and processing presence west of the sixth meridian. Construction of the $6 million Clear Prairie Gas Plant is expected to begin in early November, with commissioning anticipated in mid-December, subject to regulatory approvals being received.

Included in the cost to build the new processing facility is the acquisition of existing gathering lines and infrastructure from Warrior Energy Corporation (Warrior). The Clear Prairie Gas Plant will receive and process sweet natural gas from several active producers in the area and will include compression, dehydration and refrigeration.

Warrior has agreed to provide a term dedication that will underpin throughput at the facility. The plant is anticipated to be processing at capacity by spring 2006, and to be accretive to earnings.

David Cornhill, Chairman and CEO of AltaGas remarked, "I am excited by this significant expansion in northwest Alberta. The Clear Prairie Gas Plant showcases AltaGas' ability to grow internally and positions us to pursue further gathering opportunities in northwest Alberta and in British Columbia."

Marshal Thompson, Senior Vice President Gathering and Processing at AltaGas added, "There is significant activity in the Clear Prairie area of northwest Alberta. The construction of the Clear Prairie Gas Plant is in response to area producers' need for increased access to processing capacity."

The announcement of the Clear Prairie Gas Plant follows the September 30, 2005 announcement of plans to construct the 20 MMcf/d Princess Gas Plant, which will be connected to AltaGas' existing Bantry facility. AltaGas will spend $20 million on these two internal expansion opportunities.

AltaGas moves energy from its source to the end-user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.5 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end-users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca



NEWS RELEASE

ALTAGAS ACQUIRES GAS PROCESSING FACILITY IN BRITISH COLUMBIA

Calgary, Alberta (October 11, 2005) -- AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced it has acquired a 100 percent working interest in a 24 MMcf/d sweet gas processing facility for approximately $9.5 million. The Blair Creek Gas Plant is located approximately 90 kilometres northwest of Fort St. John, B.C. It is currently under construction and is expected to be in service November 1, 2005.

AltaGas will operate the plant and will initially gather and process sweet natural gas under long-term contracts with two junior oil and gas exploration and production companies operating in the area. AltaGas, through its PremStar gas marketing division, will manage the sale of a portion of the plant's output.

David Cornhill, Chairman and CEO of AltaGas remarked, "In the last two weeks, AltaGas has announced three gas processing projects with capital expenditures totaling approximately $30 million, and capacity of 59 MMcf/d. These projects illustrate our strategy in action and continued focus on the energy value chain. We provide reliable and cost-effective gas processing and marketing services for our producer customers."

Marshal Thompson, Vice President Gathering and Processing added, "The Blair Creek Gas Plant will bring much needed sweet gas processing capacity to the northeast area of British Columbia, while allowing AltaGas to move into new production areas in B.C. that have excellent potential for continued growth."

AltaGas moves energy from its source to the end-user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.5 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end-users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca



NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (October 13, 2005) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that a monthly distribution will be paid on November 15, 2005 to holders of record on October 25, 2005, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.16 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas moves energy from its source to the end-user, adding value through the process. The Trust has consolidated assets totalling over $1 billion and a market capitalization of approximately $1.5 billion. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through Inuvik Gas Ltd. and in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids, sale of power from its power purchase based arrangements and, as a leading energy agency business, specializes in the procurement and supply of energy to end-users.

AltaGas' Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

When used in this news release, the words "anticipate," "estimate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include operating performance, regulatory and environmental issues, weather and economic conditions, competition and financing availability. For additional information on these and other factors, see the reports filed by AltaGas with Canadian securities regulators. AltaGas disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information or future event.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca